UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

Reference Form

CVM Resolution No. 80/22

2025

SUMMARY

1. Issuer’s activities	6
1.1 – Briefly describe the issuer's history	6
1.2 – Briefly describe the main activities developed by the issuer and its subsidiaries	7
1.3 – Information on operating segments	8
1.4 – Information on products and services relating to the operational segments disclosed in item 1.3	11
1.5 – Clients responsible for more than 10% of the total net revenue	34
1.6 – Relevant effects of the state regulation of activities	35
1.7 – Countries from which the issuer generates significant revenue	56
1.8 – Foreign countries disclosed in item 1.7, describing relevant impacts arising from the regulation of these countries on the issuer's business	56
1.9 – Environmental, social and corporate governance (ESG) information, indicate:	56
1.10 – Specific information of mixed economy companies	59
1.11 – Indicate the acquisition or disposal of any relevant asset that is not classified as a normal operation in the issuer's business	59
1.12 – Indicate merger, division, incorporation, equity incorporation, capital increase or reduction involving the issuer and documents in which more detailed information can be found	61
1.13 – Indicate the firming, extinction or modification of shareholders’ agreements and the documents in which more detailed information can be found	61
1.14 – Indicate significant changes in the way of conducting the issuer's business	61
1.15 – Indicate significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries	62
1.16 – Other relevant information	62
2. Officers’ notes	63
2.1 – General Financial and Equity Conditions	63
2.2 – Financial and operating income	82
2.3 – Officers must comment on changes in accounting practices	83
2.4 – Events with significant effects (occurred and expected) on financial statements	84
2.5 – If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, tax, depreciation and amortization) or EBT (earnings before interest and tax), the issuer must inform:	86
2.6 – Subsequent events to the latest financial statements	86
2.7 – Officers must comment on the allocation of the corporate income	87
2.8 – Relevant Items not evidenced in the financial statements	89
2.9 – Comments on other items not evidenced in the financial statements	90
2.10 – Business plan	91
2.11 – Other factors with relevant influence	92
3. Projections	93

3.1 – Disclosed projections and assumptions	93
3.2 – Monitoring and changes to the disclosed projections	95
4. Risk factors	98
4.1 – Description of risk factors in descending order of relevance	98
4.2 – Among those listed in field 4.1, regardless of the category in which they are inserted	115
4.3 – Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to exchange rate risks and interest rates	116
4.4 – Judicial, administrative or arbitral proceedings in which the issuer or its subsidiaries are a part of, discriminating between labor, tax, civil, environmental and others	120
4.5 – Indicate the total provisioned value, if any, of the processes described in item 4.4	128
4.6 – Relevant sensitive processes in which the issuer or its subsidiaries are a part of, and which have not been disclosed in item 4.4, analyze the impact in case of loss and inform the values involved	128
4.7 – Describe other relevant contingencies not covered by the previous items	128
5. Risk management policy and internal controls	129
5.1 – Risks indicated in items 4.1 and 4.3	129
5.2 – Controls adopted by the issuer to ensure the elaboration of reliable financial statements	132
5.3 – In relation to the internal mechanisms and procedures of integrity adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts perpetrated against the public administration, national or foreign	134
5.4 – In relation to the last fiscal year, there were significant changes in the key risks faced by the issuer or in the risk management policy adopted, including any expectations of reducing or increasing the issuer's exposure to such risks.	138
5.5 – Other relevant information	138
6. Control and economic group	139
6.1 / 6.2 – Equity Position	139
6.3 – Capital Distribution	143
6.4 – companies in which the issuer has participation and that are relevant to the development of its activities	144
6.5 – Organization chart of shareholders and economic group	144
6.6 – Other relevant information	147
7. Shareholders’ meeting and management	148
7.1 – Describe the main characteristics of the issuing authority's management bodies and fiscal council, identifying:	148
7.2 – In relation specifically to the board of directors, indicates:	152
7.3 – For each of the managers and members of the issuer's fiscal council, indicate in a table form:	155
7.4 – Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the risk committee, even if such committee or structure is not statutory	233
7.5 – Inform about the existence of a marital relationship, stable union or kinship up to the second degree related to:	235
7.6 – Inform about subordination, service provision or control relationships maintained in the last three fiscal years between the issuer’s managers and:	235
7.7 – Describe the provisions of any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by directors, arising from the repair of damages caused to third parties or to the issuer, of penalties imposed by state agents, or agreements with the aim of terminating administrative or judicial proceedings, by virtue of the exercise of their duties	240

7.8 – Other relevant information	241
8. Management remuneration	243
8.1 – Description of the policy or compensation practice, including the non-statutory board	243
8.2 – Total compensation of the board of directors, statutory board of executive officers and fiscal council	249
8.3 – Variable compensation of the board of directors, statutory board of executive officers and fiscal council	253
8.4 – Compensation plan based on shares of the board of directors and the statutory board of executive officers	255
8.5 – Share-based compensation in the form of stock purchase options recognized in the income of the last three social fiscal years and the one planned for the current fiscal year, the board of directors and the statutory board of executive officers	255
8.6 – Information on the options for buying shares performed in the last three fiscal years and planned for the current fiscal year, of the board of directors and the statutory board of executive officers	255
8.7 – Open options of the board of directors and the statutory board of executive officers at the end of the last fiscal year	255
8.8 – Options exercised relating to share-based compensation of the board of directors and the statutory board of executive officers in the last three fiscal years	255
8.9 – In relation to the compensation based on shares, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last three fiscal years and that foreseen for the current fiscal year, of the board of directors and of the statutory board of executive officers	256
8.10 - In relation to each share program performed in the last three fiscal years and planned for the current fiscal year, for the board of directors and the statutory board of executive officers	256
8.11 - In relation to shares delivered regarding the compensation based on shares of the board of directors and the statutory board of executive officers, in the last three fiscal years	256
8.12 - Information necessary to understand the data disclosed in items 8.5 to 8.11 - Method of pricing the value of shares and options	257
8.13 – Shareholdings, shares, quotas and other securities convertible into shares or quotas issued, in Brazil or abroad, by the issuer, its direct or indirect controllers, subsidiaries or companies under common control that are held by members of the board of directors, the statutory board of executive officers or the fiscal council, grouped by body	257
8.14 – Information on pension plans granted to the members of the Board of Directors and of the statutory board of executive officers	257
8.15 – Highest, lowest and the average individual compensation for the board of directors, statutory board of executive officers and fiscal council	258
8.16 – Compensation or indemnity mechanisms for Management in case of removal from office or retirement	259
8.17 – Percentage in total compensation held by Management and members of the fiscal council that are related parties to the controlling companies	259
8.18 – In relation to the last three fiscal years and the forecast for the current fiscal year, indicate the values recognized in the issuer’s income as compensation of members of the board of directors, the statutory board of executive officers or the fiscal council, grouped by body, for any reason other than the role they occupy, for example, commissions and consulting or advisory services provided	259
8.19 – In relation to the last three social fiscal years and the forecast for the current social fiscal year, indicate the values recognized in the income of direct or indirect controllers of companies under common control and of issuers' subsidiaries, as compensation of members of the board of directors, of the statutory board of executive officers or of the issuer's fiscal council, grouped by body, specifying to what extent these values were attributed to such individuals	260

8.20 – Other relevant information	260
9. Independent auditors	261
9.1/9.2 – Identification and compensation of auditors	261
9.3 - Independence and conflict of interests of auditors	261
9.4 – Other relevant information	261
10. Human resources	262
10.1 – Description of human resources	262
10.2 – Comment on any relevant change that occurred in relation to the figures disclosed in item 10.1 above	265
10.3 – Description of the employee compensation policy	265
10.4 – Description of the relations between the issuer and unions	268
10.5 – Other relevant information	268
11. Transactions with related parties	270
11.1 - Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties	270
11.2 - Related Party Transactions	271
11.3 - Other relevant information	332
12. Share capital and securities	333
12.1 – Information on share capital	333
12.2 – Foreign issuers must describe the rights of each class and type of share issued and the rules of their country of origin and the country in which the shares are held with respect to:	333
12.3 – Other securities issued in Brazil	333
12.4 – Number of holders of each type of security described in item 12.3, as determined at the end of the previous year	333
12.5 – Brazilian markets in which securities are admitted to trading	333
12.6 – Information about class and the kinds of securities admitted for trading in foreign markets	334
12.7 – Securities issued abroad	335
12.8 – Use of proceeds from public offerings for distribution and any deviations in the last three fiscal years	335
12.9 – Other relevant information	336
13. Identification of the individuals responsible for the Form	349
13.1 Identification	349
13.1 – CEO’s Statement	350
13.1 – Investor Relations Officer’s Statement	351
13.2 – Individual declaration of the new occupant of the position of CEO or Investor Relations Officer, duly signed, attesting that:	352

Table of Contents	1. Issuer’s activities

1. Issuer’s activities

1.1 – Briefly describe the issuer's history

Bradesco was founded in 1943 as a commercial Bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we entered a period of intense expansion, which, by the end of the 1960s, led us to become the largest commercial bank in the private sector in Brazil. We expanded our activities across the country in the 1970s, winning Brazilian urban and rural markets.

In 1988, as provided for by the Central Bank of Brazil, the reorganization of the Company took place in the form of a Multiple Bank, with the incorporation of the real estate loans company, to operate with the Commercial and Real Estate Loan Portfolios, changing its corporate name to Bradesco S.A. – Banco Comercial e de Crédito Imobiliário, which was again changed to Banco Bradesco S.A. on January 13, 1989.

In 1989, Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos changed its object and corporate name, resulting in the cancellation of the authorization to operate as a financial institution, followed by the creation of Carteira de Crédito, Financiamento e Investimentos and, in 1992, Banco Bradesco de Investimento S.A. (BBI) was incorporated by Bradesco, an occasion in which the investment portfolio was established.

We are one of the largest banks in Brazil in terms of total assets. We provide a wide range of banking, financial products and services in Brazil and abroad, for individuals and legal entities (small, medium and large enterprises). We have the widest network of branches and services in the private sector in Brazil, which allows us to cover a diverse client base. Our services and products include banking operations, such as: loan operations and collection of deposits, issuance of credit cards, insurances, capitalization, consortium, leasing, billing and payment processing, pension plans, asset management and brokerage services as well as securities brokerage.

Strategic Planning

With what we consider to be a robust and accelerated approach, we focus on an agenda of ten key strategic themes, divided into business fronts and enablers, aligning our actions with our ambitions.

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Table of Contents	1. Issuer’s activities

We highlight the following, some movements started in 2024 and that continue in progress, which are the fruits of the work carried out by the strategic fronts, aligned with our transformation agenda:

•	Implementation of the new organizational structure, with reduction of layers, review of the span of control, hiring of c-level professionals in the market and expansion of our IT teams;
•	The footprint adjustment follows at a fast pace;
•	Reinforcing customer-centricity, we are enabling the new Global Solutions platform for 100% of Wholesale clients;
•	Launch of the new Bradesco Principal segment in November 2024, with a complete portfolio of solutions, new concept of service and proposal of differentiated value for the high-income public. Opening of 62 offices in strategic cities by the end of 2025 and in the process of expansion; and
•	In the Corporate and Business segment we highlight the expansion in SME services with 150 new branches, Relationship Managers (RMs) with a new account load and 10 middle market platforms in the first quarter of 2025. In the second quarter we highlight new customer experience with online and free account opening for MEI, with 50 thousand clients using the new app until August 2025.

All these achievements are accompanied by the #SouBradesco cultural evolution movement that aims to align our attitudes to the needs of our strategy, fostering a culture of transformation, so that together we can become an agile bank at scale and customer-centric, maintaining our values.

Macroeconomic and Sectorial Policies

Considering the two most recent episodes of contraction of the Brazilian economy, the behavior of credit was quite distinct. In the period 2015-2016, there was a slowdown of the GDP growth that happened at the same time as credit cooling, in a typical backward-feeding movement of these two processes. In addition, the increase in the basic interest rate raised the funding costs in the activity of banking intermediation. In 2020, due to the pandemic, the loan portfolio registered expansion, favored by regulatory stimulus measures – such as the reduction of the reserve requirement rate and the increase of the payroll-deductible loan limits, among other measures –, renegotiations of spread payments, increase of guarantees in loan operations, creation of subsidized lines and fall in the basic interest rate. At the same time, the bank inflows have increased, in a scenario of accumulation of savings, especially for families, due to the pandemic.

This year, the economy should continue to slow down, still reflecting the accumulated effects of the monetary tightening made last year. Still, the low unemployment rate and specific factors, such as the exemption of Individual Income Tax (IRPF) for those who earn up to R$5 thousand, must sustain the consumption of families during the year. The prospect of reducing monetary tightening, added to the heated labor market, tends to guarantee some dynamism to the credit market. It is important to highlight that the structural vision in relation to Brazil remains constructive for the banking sector, which should continue advancing in terms of efficiency gains, in an environment of expansion of competition.

1.2 – Briefly describe the main activities developed by the issuer and its subsidiaries

We offer a wide range of banking and financial products and services in Brazil and abroad, to individuals, large, medium, small, micro-sized enterprises and to major local and international corporations and institutions. Our products and services comprise of banking and non-banking operations such as loans and advances, deposit-taking, credit card issuance, purchasing consortiums, insurance, capitalization, leasing, payment collection and processing, pension plans, asset management and brokerage services, among others. For a better view of the main companies that are part of the issuer’s economic group, and its respective activities, please see item 6 of this Reference Form.

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Table of Contents	1. Issuer’s activities

1.3 – Information on operating segments

a)	products and services marketed

We operate and manage our business through two segments: (i) the banking sector; and (ii) insurance, pension plans and capitalization bonds.

Banking products and services

In order to meet the needs of each client, we offer a range of products and services, such as:

•	deposit-taking, including checking accounts, savings accounts and time deposits;

•	loans and advances (individuals and companies, real estate financing, microcredit, onlending BNDES/Finame funds, rural credit, leasing, import and export financings, credit card and among others);

•	cash management solutions;

•	solutions for the public authorities;

•	third-party asset management and administration;

•	services related to capital markets and investment banking activities;

•	investment advisory;

•	intermediation and trading services;

•	custody and financial services;

•	international banking services; and

•	purchasing consortiums.

Insurance, pension plans and capitalization bonds products and services

We offer insurance, pension plans and capitalization bonds products through various segments, which we refer to collectively as “Grupo Bradesco Seguros”. With the objective of meeting the needs of each client, we offer a range of products and services, such as:

•	life and personal accident insurance;
•	health insurance;
•	automobile insurance, property and casualty and liability insurance lines;
•	capitalization bonds;
•	pension plans; and
•	reinsurance.
b)	segment revenue and its participation in the issuer’s net revenue

The financial information of our segments was prepared on the basis of reports that were provided to the Management to assess performance and to make decisions regarding the allocation of resources for investment and for other purposes. Our Management uses a variety of information, including financial information, which is prepared in accordance with BR GAAP, and non-financial information, measured on a different basis. Our consolidated financial statements and consolidated financial information included in this analysis were prepared according to the IFRS.

As of January 2025, we adopted in our Financial Statements the new accounting practices established by CMN Resolutions No. 4,966/21 and No. 4,975/21, prospectively. For management purposes, we kept the information of the previous periods as already disclosed, which do not present relevant differences in the historical analysis of the results.

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Table of Contents	1. Issuer’s activities

The main assumptions of the segment for income and expenses include: (i) the excess of cash held by insurance, private pensions and capitalization, which are included in this segment, resulting in an increase in net revenue interest; (ii) wages and benefits and administrative costs included within the insurance segment, pension plans and capitalization, which consist only of costs associated directly with these operations; and (iii) the costs incurred in the banking segment, related to the infrastructure of the branch network and other overhead, that are not allocated.

(1)	The banking sector is comprised of financial institutions; holding companies (which are mainly responsible for managing financial resources); and credit card and asset management companies;
(2)	The asset, liability, income and expense balances among companies from the same segment are eliminated; and
(3)	They refer to the amounts that were eliminated among companies from different segments, as well as among other operations and consolidation adjustments.

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Table of Contents	1. Issuer’s activities

c)    profit or loss resulting from the segment and participation in the issuer’s net income

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, etc.) for management purposes; (2) Adjustments of consolidation originating from the “non-consolidation” of exclusive funds; (3) Adjustments due to the differences of the accounting standards used in the management reports and in the Financial Statements of the Organization that were prepared in the IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations; (4) It includes, in the Consolidated IFRS, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and (5) It includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

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Table of Contents	1. Issuer’s activities

1.4 – Information on products and services relating to the operational segments disclosed in item 1.3

a)	Characteristics of the product process

We present below some characteristics of the main products and services of Bradesco.

Banking segment

Deposits Accounts

We offer a variety of deposit accounts, including:

•      checking accounts, such as:

- Easy Account (Conta Fácil) – A checking account and a savings account under the same bank account number, using the same card for both accounts, destinated to individuals and companies;

- Click Account (Click Conta) – Checking accounts for children and young people from 0 to 17 years of age, with exclusive website and debit card, automatic pocket money service and free online courses, exclusive partnerships, among other benefits;

- Academic Account (Conta Universitária) – Checking account for undergraduate students with low fees, student finance, exclusive website, free online courses, exclusive partnerships, among other benefits; and

- Checking Account (Conta Corrente) – accounts intended for companies and public entities with specific legal nature, which do not have a linked savings account.

•      traditional savings accounts, which currently earn interest at the Brazilian reference rate, or taxa referencial, known as the TR, plus 0.5% monthly interest in case the SELIC rate target is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate target if the SELIC rate target is equal to or lower than 8.5% p.a.; and

•      time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or “CDBs”), and earn interest at a fixed or floating rate.

As of December 31, 2025, we had 37.7 million account holders. As of the same date, we had 38.9 million savings accounts.

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Table of Contents	1. Issuer’s activities

Loans and advances to clients

The following table shows loans and advances to clients broken down by type of product on the indicated dates:

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financing and On-lending

Import and export financing

Our Brazilian foreign-trade related business consists of giving finance services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export financing, exporters obtain advances in reais on closing export forex operations for future receipt of foreign currency on the contract due date. The export financing in this modality can be done in the phases of pre- or post-loading/execution of the services, and are called Advance Payment on Forex Operations, or (AOCs), the moment in which the resources received are used in the manufacture of goods or service execution that are exported, or as a form of anticipating sales made in spread payments of goods or service already loaded or executed.

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Export Credit Bills (referred to locally as NCEs and CCEs, respectively), and Export Financing Program with rate equalization – PROEX.

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Table of Contents	1. Issuer’s activities

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of 832 correspondent banks abroad, 54 of which credit lines as of December 31, 2025.

Real Estate Financing

Real Estate Financing are provided for: (i) the acquisition of residential and commercial real estate, and urban plots; and (ii) the construction of residential and commercial developments. As of December 31, 2025, we had 381 thousand active contracts.

The financing for the acquisition of residential properties has a maximum term of up to 35 years and the contracts may have annual interest rates between 12.09% and 13.99% p.a. plus TR, or an annual interest rate of 7.82% p.a. plus savings remuneration. The financing for the acquisition of commercial properties has a maximum term of up to 20 years and annual interest rates starting at 13.99% p.a. plus TR.

The construction financing, also called the Plano Empresário, has a work period of up to 36 months plus the grace period to implement the transfers to borrowers that varies between 6 and 12 months. Interest rates are priced on a case-by-case basis, both in TR+ and Savings+ modality.

Central Bank of Brazil regulations require us to provide at least 65.0% of the balance of savings accounts in the form of Real Estate Financing. The remaining funds are to be used for financings and other operations permitted under the terms of the legislation in force.

BNDES/Finame Onlending

BNDES is the main instrument of the Federal Government to boost Brazil’s economic and social development. It supports entrepreneurs of all sizes — including individuals and rural producers — in the modernization, expansion and creation of new businesses, always focusing on job generation, income and social inclusion.

Its portfolio offers products and programs with differentiated conditions, such as long-term financing, competitive rates and government’s own resources, aimed at stimulating sustainable growth.

Our institution acts as a transfer agent of BNDES resources to companies from various sectors of the economy. We assumed the risk of the operations, defined the margin of return based on the credit profile of the borrowers and carried out the transfer with appropriate guarantees.

Vehicle loans

Vehicle loans is a financing line for the purchase of light and heavy vehicles, both new and used, for individuals and legal entities. We offer these products through our branch network, via the Bradesco App in a totally digital process and Bradesco Financiamentos, through a wide network of nationally registered Bank correspondents, for the acquisition of light vehicles, motorcycles, trucks, buses, machinery and equipment.

Leasing

As of December 31, 2025, we had 4,305 active leasing agreements. According to ABEL, our leasing company is the sector leader, with a 37.3% market share in Brazil, considering the market portfolio of leases of R$19.3 billion.

Financial leasing involves trucks, cranes, aircraft, ships and heavy machinery. In this same period, 58% of the amount released were for aircrafts.

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing.

Borrowings

Working Capital

The Working Capital is a line of credit aimed at legal entities, with the objective of supplying the needs of resources for the operational working capital of companies. It covers needs such as investments, purchase of goods, raw materials or even reinforcement of cash for financial balance.

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Personal loans/Payroll-deductible loans

They are loans with a pre-approved limit to meet needs without a specific purpose. It also includes payroll-deductible loans to Social Security National Service (INSS) pension plan beneficiaries and retirees, to public servants and to the private sector.

Rural loans

The provision of loans and financing to the Agribusiness sector is carried out with resources:

•	From the demand deposit, where there is a requirement by the Central Bank of Brazil for the investment of 31.5% of the Value Subject to Collection (VSR), which is called Obligatory Resources (RO), with maximum rates from 2.00% p.a. to 14.00% p.a., as per the rule of investment of the Manual of Rural Credit (MCR);
•	The Bank’s own, from the Bank’s Treasury for the operations; and
•	BNDES onlending and the use of Own Resources Equalized by the National Treasury, through lines directed to the sector of Agribusiness, destined for investments in equipment, machinery, infrastructure, recovery of pasture, etc. The majority of loans have semiannual or annual payments with payment terms matched to periods of the harvest cycle. The guarantees are usually with the disposal/mortgage of property and machines, the last one valid for the financing of goods in addition to agricultural or livestock lien.

Operations with Limits

Credit card

We offer a range of credit cards to our clients including Elo, American Express, Visa, MasterCard brands, and also the Private Label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

•	exchange fees on purchases carried out in commercial establishments;
•	annual fees;
•	interest on credit card balances;
•	interest and fees on cash withdrawals through ATMs; and
•	interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our clients a complete line of credit cards and related services, including:

•	credit cards for different audiences for purchases and withdrawals in Brazil and abroad;
•	credit cards directed toward high-net-worth clients, such as “The Centurion Card Bradesco”, “The Platinum Card”, “Visa Infinite”, “Mastercard Black”, “Elo Nanquim”, “Elo Diners” and “Visa Aeternum” from Elo, Visa, American Express and MasterCard brands;
•	credit cards destined for corporate clients, geared for business expenses and control of expenditure;
•	multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;
•	co-branded credit cards, which we offer through partnerships with companies; and
•	private label credit cards, which we only offer to clients of retailers, designed to increase business and build client loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

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Table of Contents	1. Issuer’s activities

We hold 50.01% of the shares of Elopar, an investment holding company whose investments include Alelo (benefit and prepaid cards), Livelo (coalition loyalty program) and Elo Serviços (payment network). At Cielo S.A., a payment solutions company, we have shared control and we increased the share through an investment holding.

We also have a card business unit abroad, Bradescard Mexico, operating with exclusivity in store chains that are leaders in that Country.

We have several partners with whom we offer co-branded/hybrid and private label cards. This allows us to integrate our relationships with our clients and offer by means of banking products, such as financing and insurance to the associates.

The following table shows our volume of transactions and the total number of transactions of credit cards for the years indicated:

Cash Management Solutions

Management of accounts payable and receivable – In order to meet the cash management needs of our clients in both public and private sectors, we offer a broad portfolio of high-quality products and services of accounts payable and receivable, supported by our network of branches, banking correspondents, digital channels and Bradesco App, all of which provided more speed, stability and security for client data and transactions. Our solutions include receipt and payment services; and resource management, enabling our clients to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our clients’ day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection, check custody, credit order, collection and payment processing services, and by funds in transit received up to its availability to the related recipients.

Solutions for receipts and payments – In 2025, we settled 1.0 billion invoices through the services of Cobrança Bradesco and 436.9 million receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), check custody service, identified deposits and credit orders.

Global Cash Management – Global Cash Management aims at structuring solutions for foreign companies that want to operate in the Brazilian markets and for Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, our exclusive client service team offers customized products and services to identify solutions for companies. Also, the area of Global Cash Management centralized the receipt of all Formal Proposal Requests (RFP) of corporate clients, coordinating with the other bank departments the development of technical and commercial proposals, as well as, the centralization of bids of public agencies for cash management services.

Niche Markets – We operate in various niche markets, such as franchise business, condominiums, education, associations, notary offices, among others, where our clients have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

As an example, the franchising niche has a team of franchising specialists that, through their relationship with franchising brands, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized services. We have approximately 600 agreements in place with franchising companies, generating numerous opportunities to open new checking accounts and leveraging business with the respective franchisees.

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Public authority solutions

We have a specific area dedicated to serving public administration, which offers specialized services to identify business opportunities and structuring customized solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website, developed for our clients, offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services.

Our commercial relationships with such public authorities are developed by specialized business managers located in distribution platforms throughout the country, which can be identified on our website. We have 12 Specialized/Mix Platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and the largest municipalities according to the Brazilian GDP, in addition to 26 Platforms that operate providing services to the City Halls and other Authorities.

In 2025, we took part and were successful in strategic tenders sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 10.8 million retirees and pensioners.

Management and administration of third-party funds

We provide fiduciary administration services to investments funds and managed portfolios, with regulatory responsibility for operation of investments funds.

Bradesco Asset also conducts the management of third-party resources, where it is responsible for investment decisions:

•	mutual funds;
•	managed portfolios;
•	exclusive funds;
•	FIDCs (Receivable Funds);
•	FIIs (Real Estate Investment Funds);
•	ETFs (Exchange Traded Funds); and
•	FIPs (Private Equity Investment Funds).

Management of funds and portfolios – On December 31, 2025, Bradesco Asset managed 1,937 funds and 598 portfolios, providing services to 3.5 million investors. Among its biggest clients are those from the businesses we operate and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

The following tables show the equity of funds, portfolios under our management, the number of investors and the number of investment funds and managed portfolios for each period:

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(1) Source: ANBIMA. We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

Management of third-party funds – On December 31, 2025, we provided administration service to 4,304 funds, 628 portfolios and 44 investment clubs, providing services to 3.9 million investors.

The following tables show the equity of funds and portfolios, which are under administration, the number of investors, investment funds, portfolios and investment clubs for each period:

(1) Amounts shown are funds of third parties and calculated by us (they are not derived from our fiscal statements). We present these amounts in order to give an indication of the scale of our fund activities. We generally earn administration and/or management fees at a percentage of the equity amount of the fund.

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Services related to capital markets and investment banking activities

As our investment bank, Bradesco BBI is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of equity in Brazil and abroad.

In 2025, Bradesco BBI won some major awards:

•	Best Bank for Green, Social and Sustainable Bonds by Global Finance;
•	Best M&A Bank in Latin America by Global Finance;
•	Best Investment Bank for Infrastructure Financing in Latin America by Global Finance;
•	Best Investment Bank in Industries and Chemicals;
•	Best Investment Bank by Euromoney; and
•	Best Deals of the Year by Latin Finance.

Bradesco BBI advised clients in several operations across a range of investment banking products, including:

Mergers and acquisitions – Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale and purchase of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2025, Bradesco BBI advised 41 transactions disclosed totaling approximately R$92 billion.

Equity – Bradesco BBI coordinates public offerings of shares in national and international markets. In 2025, Bradesco BBI coordinated 5 operations totaling approximately R$13 billion.

Fixed income – Bradesco BBI coordinates public offerings of securities of fixed income in the local and international debt capital markets. In 2025, Bradesco BBI coordinated a total of approximately R$532 billion in the capital market and a total of 487 transactions. In Fixed Income, we can highlight:

•	Operations in the Local Market – Bradesco BBI ended the year in the local fixed income market with the coordination of 295 transactions and involving a total amount of approximately R$234 billion;
•	Project finance – Bradesco BBI acts as advisor and structuring agent in the areas of “Project” and “Corporate Finance”, seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2025, Bradesco BBI advised 126 structured operations for different clients, totaling approximately R$55 billion;
•	Structured operations – Bradesco BBI structures customized financial solutions for its clients in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment. In 2025, Bradesco BBI advised 35 structured operations for different clients, with a total amount of approximately R$56 billion; and
•	Operations in the International Market – Bradesco BBI also featured in the international capital market, coordinated 31 transactions with an amount of approximately R$186 billion.

Investment Advisory

We offer to our clients exclusive investment advisory services, remotely and personally, contemplating the products of Bradesco Asset, Ágora Investimentos, Treasury, in addition of the entire portfolio of Bradesco Previdência (Pension). We always consider the moment of life, objectives and profile of the client regarding their tolerance to risk. The client benefits also from recommended portfolios, combining a variety of financial products, prepared monthly based on their profile and on the perspectives of the domestic and international markets. Besides counting on the assistance of the managers from the branch network, we have a team of investment advisors, who are ready to assist our clients by telephone, online chat on Bradesco App or Internet Banking.

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Intermediation and trading services

Ágora Investimentos

Ágora – Bradesco’s official Brokerage – is a complete ecosystem of financial solutions for investors in the Retail and Institutional segments.

In Retail, it offers a complete and open platform for Bradesco account holders and non-account holders. With 1,724 investment options from more than 107 institutions, it connects individuals and legal entities to the best opportunities in the market. The portfolio includes fixed income, equities, funds, shares, public offers and private pension. All this with technology, security and the credibility of one of the largest financial groups in the country.

All clients have access to expert advice and expertise from Ágora Insights, with economic analysis and recommendations to more than 140 companies and 42 real estate funds in different formats, such as reports, live streams and podcasts, at no additional cost. Its educational platform, Ágora Academy, was developed in partnership with reference institutions, such as the FIA (Fundação Instituto de Administração) and UNIBRAD, and offers 124 courses, more than 60 free of charge, which reinforces its commitment to the democratization of financial education.

In December 2025, it reached 1.4 million clients and surpassed the R$128 billion mark in assets under custody.

On the Institutional side, it has a complete investment analysis service, covering the main sectors and companies of the Latin-American market and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, swaps and forward contracts, in the primary and secondary market, negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of large corporate and institutional investors.

The team dedicated to the Institutional segment is composed of industry experts, economists and fixed income analysts. Through it, more than 384 reports are made available monthly, in Portuguese and English, to the most important investors around the world, such as those domiciled in Brazil, the United States, Europe and Asia.

In 2025, it traded R$582 billion through the B3, occupying the seventh place in the trading ranking of B3 itself.

Ágora Investimentos continues to adhere to the Operational Qualification Program (PQO), ensuring its relevant role in the development of the Brazilian capital market.

Custody and financial services

In 2025, we were one of the main providers of local and international capital market services, with a prominent position for leadership in the domestic and global market according to the ANBIMA’s ranking of custody of assets. We also won the award by Revista Global Finance (magazine) for the third consecutive year for the best sub-custodian bank in Latin America for non-resident investors.

Among the main services we offer in this segment, we highlight: fiduciary administration for investment funds, qualified custody of securities for funds, clubs and investment portfolios, representation and custody for non-resident investors, custody of shares for the guarantee of Depositary Receipts (DR); asset and liability controllers for investment funds and investment clubs; asset bookkeeping (shares, Brazilian Depositary Receipts (BDRs), quotas of investment funds, certificates of real estate receivables (CRIs), certificates of agribusiness receivables (CRAs) and debentures); registering bank for loan of shares, liquidating bank, escrow account-trustee, qualified agent for guarantees in the energy market in the scope of the Electric Energy Trade Council (CCEE) and clearing agent.

Bradesco Custódia e Serviços Financeiros has Quality Management System ISO 9001:2015 certifications and GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which includes the issuance of the Control Assurance report in a Service Provider Organization, that guarantees the high standard of quality and security in the services provided.

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International presence

In the quality of private commercial bank, we offer an extensive line of international services, including to foreign trade financing and loans, working capital in foreign currencies, forex operations and international sureties, credit lines for individuals and legal entities, on our Corporate banking activity platforms and Global Private banking. The services provided to multinational companies is materialized both in the support to foreign multinationals operating in Brazil or Brazilian multinationals operating abroad, both in their operations as the main link of communication between prospective Multinational clients and Bradesco Brasil.

The following table shows our overseas units, which on December 31, 2025, we had 2 Branches, 9 Subsidiaries and 2 Representative Offices.

Branches
New York	Banco Bradesco S.A.
Grand Cayman	Banco Bradesco S.A.
Subsidiaries
Luxembourg	Banco Bradesco Europa S.A.
New York	Bradesco Securities, Inc.
London	Bradesco Securities UK Limited
Hong Kong	Bradesco Securities Hong Kong Limited
Bradesco Trade Services Limited
Mexico	Bradescard México Sociedad de Responsabilidad Limitada
Miami	Bradesco Bank
Bradesco Investments Inc.
Bradesco Global Advisors Inc.
Representation Offices
Hong Kong	Banco Bradesco S.A.
Guatemala	Representaciones Administrativas Internacionales, S.A.

The Global Trade & Finance area, in Brazil and Abroad, coordinates our international operations, through a team of specialists in forex and foreign trade business, offering technical support to our clients and to the Retail and Wholesale Sectors, for the products of forex, Trade Finance (for export and import financing), financial transfers and Direct Loans Abroad. We also have a specialized team in structured operations (syndicated loans, club deals, risk participations, bridge facilities, among other) and International Sureties, besides Digital Forex, a team dedicated to meet the needs of clients that use our digital channels (Net Empresa, mobile and internet banking) to purchase ready-prepared foreign exchange operations for the main purposes.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian clients. Total assets of the foreign branches, considering the elimination of intra-group transactions, were R$70.2 billion, as of December 31, 2025, denominated in currencies other than the real.

Funding required for the financing of Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets, which amounted to US$3.5 billion during 2025.

The following is a brief description of our subsidiaries abroad:

Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly-owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•	Bradesco Securities U.S. focuses on facilitating the intermediation of operations of fixed income and variable income of Brazilian companies for global institutional investors; raising of short-term funds, placement of Equity Capital Market (ECM) and Debt Capital Market (DCM) operations, distribution of research reports and corporate access services;
•	Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for us

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in Euro Certificate of Deposit (Euro CD) program and Global Medium-Term Note program (MTN); and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and the sale of variable-income and fixed-income regional transactions to European institutional investors (IPOs, secondary public offerings, etc.); and

•	Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business unit of credit card issuance.

Bradesco Bank – Commercial bank in the United States with deposits guaranteed by the FDIC, providing banking products and services to resident and non-resident individuals, and corporate and institutional clients.

Bradesco Investments – Broker dealer that offers a complete and open platform of investments for Private, high-income, corporate and institutional clients.

Bradesco Global Advisors Inc. – Investment advisory firm that manages discretionary and non-discretionary portfolios for Private and high-income clients.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary and, among other activities, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Bradesco Bank is positioned to meet the demands of Brazilian and Latin American clients who wish to diversify their assets in the global market by offering investment, banking and financing solutions.

Foreign exchange products

In addition to import and export financing, our clients have access to a range of services and foreign exchange products such as:

•	foreign loans to clients;
•	working capital abroad;
•	WEB and mobile exchange operations;
•	collecting import and export receivables;
•	cross border money transfers;
•	advance payment for exports;
•	accounts abroad in foreign currency;
•	non-resident account in Brazil in national currency;
•	cash holding in other countries;
•	structured foreign currency transactions; through our overseas units;
•	service agreements – receiving funds from individuals abroad via money orders;
•	global account in US dollars (individuals);
•	purchasing and selling of currency paper;
•	cashing checks denominated in foreign currency; and

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•	clearance certificate (international financial capacity certificate).

Consortia

In Brazil, persons or entities that wish to purchase certain goods may set up a group known as a “consortium”. Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia groups, which are formed for the purchase of real estate, vehicles, motorcycles, trucks and other assets, have a fixed term and quota, both previously determined by its members and are run by an administrator.

Bradesco Consórcios manages groups of consortia and, as of December 31, 2025, registered total sales of 1,674,444 outstanding quotas; book net income of R$2.6 billion; and fee and commission income from consortiums of R$3.1 billion and accrued revenue of R$130.5 billion.

Insurance products and services, pension plans and capitalization bonds

We offer insurance products, pension plans and capitalization bonds through various segments, which we refer to collectively as Grupo Bradesco Seguros.

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2025, there were 24.5 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde for small, medium or large-sized enterprises wishing to provide benefits for their employees.

On December 31, 2025, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A., along with Bradesco Saúde Operadora de Planos S.A., had 3.9 million beneficiaries covered by company plans and individual/family plans. Around 173 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 42 of the 100 largest companies in the country.

As of December 31, 2025, it included 9,618 laboratories, 15,977 specialized clinics, 15,536 physicians and 1,825 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We offer car insurance, through our subsidiary Bradesco Auto/RE. We have from a leaner and more affordable product, such as the insurance Auto Light Referenced Network, to a complete product such as the Auto Lar, which covers both the vehicle and residence.

There are also specific products for the motorcycle, truck, fleets and account holders of Banco Bradesco, with several differentials.

For motorcycle, for example, we have cover for accessories, such as jacket, gloves and helmet. Now for trucks, we offer hospital medical expense coverage and funeral assistance, and much more.

The coverage is complete, and includes damages caused to the vehicle, passengers and third parties, with several additional options for purchase, and a complete Bradesco Seguros application to facilitate the access to the services.

The insurance of retail property and casualty include protection for residential, business, condos, equipment risks, among other products, with customized coverage according to the needs of each business or residence. We highlight the “Lar Mais Seguro” (Safer Home) and the “Residencial Sob Medida” (Customized Home Insurance) for individuals with various customization options, and “Bradesco Seguro Equipamento” (Equipment Insurance) for individuals and legal entities, with full coverage for various sectors, such as agricultural, civil construction, medical, musical, portable electrical and electronic devices and forestry. The

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Business insurance also offers complete coverage for various segments, such as Office, Clinics and Surgeries, Construction, Education, Culture and Leisure, etc.

As of December 31, 2025, Bradesco Auto/RE had 1.68 million insured automobiles and 1.75 million property policies, making it one of Brazil’s main insurance companies.

Capitalization bonds

Bradesco Capitalização is market leader in income among the companies of the sector, with a market share of 21.8% according to data from SUSEP until December 2025. Our clients can purchase capitalization bonds with a single or monthly payment from R$10 and run for prizes whose net amounts can reach up to R$6.0 million.

In December 2025, we ended the year with 3.2 million active clients and 8.2 million capitalization bonds in the traditional modality.

The traditional modality is the most representative of our operation, in which the client saves money and can win prizes as a tool of financial regulation. At the end of the term of the plan the amount paid is 100% of the amount paid restated by the TR.

Supplementary Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plans managers in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FENAPREVI and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans.

As of December 31, 2025, Bradesco Vida e Previdência accounted for 23.1% of the supplementary pension plans in terms of contributions, according to SUSEP. On December 31, 2025, Bradesco Vida e Previdência accounted for 21.7% of assets under management: 21.0% of Vida Gerador de Benefício Livre (VGBL), 20.2% of Plano Gerador de Benefício Livre (PGBL) and 43.0% of traditional pension plans, according to FENAPREVI.

As of December 31, 2025, we managed open supplementary pension plans covering 3.2 million participants, with a total balance of R$385.7 billion in collateral assets.

These plans can be contracted either individually as well as in business plans. Individual plans represent 53.6% and business plans 46.4% of the total number of participants. The business plans account for 12.4% and Individual for 87.6% of the technical provisions, in December 2025.

Bradesco Vida e Previdência earns revenues primarily from:

•	supplementary pension plan contributions, PGBL and VGBL, life insurance and personal accidents premiums;
•	revenues from management fees charged to pension plan participants in accordance with mathematical provisions; and
•	interest income.

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b)	Characteristics of the distribution process

Distribution channels

The following table presents our main distribution channels in the period stated:

(1)	It considers the grouping of branches and in the Central Bank of Brazil it considers the count per active CNPJ.

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Distribution channels of insurance products, pension plans and capitalization bonds

We sell our insurance, pension plan and capitalization products through our website, our branches, brokers based in our network of bank branches and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

Partnerships with retail companies – Bradesco Expresso

“Bradesco Expresso” enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services offered by employees of the establishments themselves, while decisions regarding granting of credit or opening of accounts are made by us.

The main services we offer through Bradesco Expresso are:

•	receipt and submission of account application form;
•	receipt and submission of loans, financing and credit card application form;
•	withdrawals from checking account and savings account;
•	Social Security National Service (INSS) benefit payments;
•	checking account, savings account and INSS balance statement;
•	receipt of utility bills, bank charges and taxes; and
•	prepaid mobile recharge.

As of December 31, 2025, the Bradesco Expresso network totaled 39,335 service points, with an average of 25.5 million monthly transactions or 1.2 million transactions per business day.

Digital Channels

We offer products and services through digital channels such as mobile, internet banking, ATM and contact center. These channels allow access to banking operations, at any time, ensuring greater reach and efficiency in the provision of services. In 2025, digital channels concentrated 99% of transactions carried out in Bradesco, with predominance of mobile and internet banking platforms, which accounted for 96% of this total.

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Below is a brief description of each digital channel:

Mobile App – As of the end of December 2025, the channel had 28.5 million active individual clients, considering accounts that have carried out transactions in the last three months. This volume represents a growth of more than 670 thousand compared to December 2024, evidencing the expansion in the use of the application. The trend is to consolidate and continuously evolve this platform in the coming years.

The application, available for iOS and Android systems, allows the execution of various operations such as payments, transfers, Pix, the purchase of loans, consortia, foreign exchange operations and access to non-financial benefits. In addition, it offers integration with the Ágora App, Bradesco’s investment platform, which provides content such as tips, market news and expert analysis, accessible through the single sign-on feature.

The mobile channel continues to consolidate as the main means of requesting loan for individuals. Financial transactions grew by 15%, driven by the growth of more than 20% in the lines of Personal Loans and Public Payroll-Deductible Loan in the 2025 vs. 2024 comparison.

Corporate clients use the Bradesco Net Empresa App for their banking operations, such as payments, transfers, Pix, TED, check deposits, factoring of receivables and purchase of loans, among other transactions. The App also allows the full online contracting of the instant QR Code for cash terminals (TEF), POS and e-commerce, besides Cielo solutions, such as the payment machine and payment links.

The Bradesco Empresas e Negócios application was launched, aimed at MEI clients. Among the features are access via CPF, 100% digital account opening and chat service, WhatsApp and BIA with generative AI technology. The application incorporates security features, including the monitoring of suspicious transactions, obfuscation of screens while sharing, and warnings about scams related to the false call center.

BIA – Bradesco Artificial Intelligence is a relationship and financial solutions agent, developed to provide intelligent support to clients and employees.

Initially created in 2016 to assist customer service routines, it evolved into a digital product integrated to the main channels of Bradesco, providing personalized, safe and resolvable experiences.

The solution acts as a conversational agent, able to understand intentions and interpret information in text and voice, conducting structured dialogs with contextual consistency. In 2025, its technological architecture began to operate on generative AI models in its own platform, expanding the capacity of natural understanding and interaction in multiple scenarios. BIA is present in channels such as mobile app, WhatsApp, Corporate Portal, IVR and other internal environments, providing access to information, guidance and self-service features.

Key skills include financial operations such as text and voice Pix, bank slip payments, statement queries, limits and invoices, card activation and fraud alerts. With a growing presence and measurable impact, BIA has consolidated itself as one of the pillars of the digital transformation strategy, contributing to operational efficiency, cost reduction, improving the experience and security.

Internet – This platform is organized in two main pillars: the institutional website, which gathers structured information objectively about the Organization’s performance, and the Internet Banking, which provides a wide range of financial services to individual clients.

At the end of December 2025, the channel registered 1.8 million active individual clients, considering accounts that have carried out transactions in the last three months.

On Bradesco Net Empresa, the corporate client can make queries, transfers, Pix operations, investments, file submission and other transactions, in a simple and secure manner. In addition, the Digital MEI Platform provides financial and non-financial services, through partners, to meet the main needs of the individual micro-entrepreneur.

ATM – Focused on innovation, evolution and availability, the ATM machines are available to facilitate the daily lives of our clients, offering them capillarity and intuitive journeys.

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Currently there are over 39 thousand active machines, distributed among Bradesco’s Own Network 12,540 and Shared Network – Banco24Horas 26,705. All of our machines are equipped with biometric reading, bringing more security and convenience for cardless biometric transactions.

Our machine park also has recycling machines, to increase efficiency and reduce costs, due to not requiring the use of envelopes. Currently, there are 6,965 machines that recycle bank notes, which enables the cash deposit with immediate credit in the account of the beneficiary. The functions of the channel also contribute towards sustainability as well as sending the receipts by email. Since 2022, the cash deposit without the envelope was also enabled on the 4,725 recycling machines of the Banco24Horas.

Thinking of the experience of our clients, we also have disruptive functions, like the purchase of dollars and euros (with more than 120 machines) - foreign exchange of 2 currencies in a single machine - with representative participations in the Forex operations. In 2021, we also implanted the Virtual Safe, in which the client has autonomy to purchase a foreign currency by the Bradesco App and retrieve them in the BDNs.

In addition, since 2020, the proxies have had more autonomy in individual client transactions, with the possibility of access to the self-service machines, where they can conduct several transactions intuitively and securely by biometric registration and a PIN number with 6 exclusive digits.

Telephone services – Fone Fácil (Contact Center) – Fone Fácil is our client call center that offers two forms of service:

•	Self-service with Artificial Intelligence (BIA): Through voice commands, clients request the desired service and complete their demand without having to listen to several options and choose at the end of the recording. BIA is prepared to perform the main financial services, such as payments, transfers between Bradesco accounts, TED (electronic transfer), and investments, among others; and
•	Personalized Service: For more complex demands or questions, the client relies on our experts who offer complete support.

Social networks – We are innovators and pioneers in social networks, operating in them since 2009 and becoming a market reference. The focus is on communication, relationship, content creation and business activation. The Social Networks team is present with the user @bradesco on Instagram, Facebook, X (formerly Twitter), YouTube, TikTok and Linkedln and monitors, analyzes and interacts with people who seek us or mention our brand, relying on the participation of segments, managers and branches to resolve demands. This work strengthens the relationship with people and protects the Organization. The team is also responsible for answering doubts, complaints, suggestions and conducting relationship interactions with the user.

The table below shows the number of digital clients:

Digio

Banco Digio is an integral part of the Bradesco Organization and offers a portfolio of products with a digital journey, which include: payment account, personal loans, credit card, payroll-deductible loans, insurance, investments (CBD), financial service Marketplace and the whitelabel Platform for partners.

The main goal for 2026 is to expand the payroll-deductible loan portfolio, as well as to monetize the base of cards and accelerate opportunities using the whitelabel platform. This year’s roadmap provides several deliveries for the evolution of our technological platform and portfolio of payroll-deductible loan solutions.

Banco Digio closed the year 2025 with 10.0 million unique clients, registering a growth of 7% compared to the previous year. The total portfolio closed the period with R$20.5 billion, while revenues reached R$4.2 billion, a growth of R$1.1 billion in comparison to the previous year.

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As for the perception of the services offered, the bank is well evaluated by clients in App stores, on Google My Business, and on Reclame Aqui.

inovabra

Our aim is to create opportunities for personal achievement and the sustainable development of companies and society. We believe that we can improve the experience of our clients through innovation. This way, we create an ecosystem of innovation – the inovabra – capable of supporting and inspiring the institution, creating paths and conditions that place the financial and non-financial products at the forefront.

We work on three fronts:

•	Expediting the introduction of new features or improvements to existing products;
•	Encouraging new products and services within existing businesses; and
•	Exploring, indicating and experimenting with emerging technologies.

To meet the challenges of these three areas we work together with the business units (BUs) and technological areas to establish priorities and develop a portfolio of initiatives and to ensure the competitiveness of business in the long-term. inovabra has the following pillars of corporate innovation:

•	Business Innovation: dedicated advisory team that supports the design, construction of the business case, validation of the business model, experimentation and scalability in production;
•	R&D – Multi-disciplinary research team: mapping of industry trends, identifying business problems and proposing solutions, including benchmarks, market studies and pilot development projects with partners from Brazil and abroad (companies, universities and research institutes). Evolving and disseminating best practices of the BTRL (Bradesco Technology Readiness Level) methodology, as well as keeping the Emerging Technologies Radar up-to-date regarding and/or impacting the banking sector;
•	Open Innovation: physical and digital environment of collaboration with startups, large companies, consultants and investors for business generation and acceleration of solutions. On December 31, 2025, we had 346 member startups, more than 3,100 connected through partner hubs, as well as 46 participating companies;
•	Experimental laboratory (Design and Experiment): safe environment for testing cutting-edge technologies, allowing prototyping, product design and experimentation with startups and big techs. It has an Innovation Sandbox that simulates the banking core, enabling more accurate testing, reducing integration uncertainties and accelerating the time-to-market of solutions; and
•	Culture & Communication: intensify the communication of innovation initiatives and the awareness of the inovabra ecosystem, experimented cases, closed partnerships and trends through press release, social networks, sponsorship of the biggest innovation and internal communication events for employees, as well as programs for the development and dissemination of innovation practices, integrated to the SOU Bradesco.
•	Results of inovabra 2025:
o	Evolution in technological readiness in 10 emerging technologies: Cryptoassets, DeFi (Decentralized Finance) and Smart Contracts, Graphs, Multimodal AI, Multiagents, Synthetic Data, Quantum Computing, SLM (Small Language Models – based on neural networks to understand and generate natural language), Digital Identity and AML (Anti-Money Laundering) for LLM's (Large Language Models);
o	73 solutions of new initiatives experienced in the areas of business and technology;
o	Acculturation of more than 16 thousand employees through technological literacy, training and immersion experiences that have broadened the repertoire of employees on emerging topics such as Quantum Computing, Artificial Intelligence (AI), tokenized economy, new digital architectures, translating technological trends into practical applications in everyday life; and
o	30 studies completed and presented to internal areas on topics related to innovation trends, hyper-personalization, Open Finance, future of experience empowered by AI, Digital Identity, etc.

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•	Co-innovation environment:
o	More than 30 thousand visitors in about 400 events, including open meetings, presentations, immersions and co-creation activities;
o	Approximately 90 new incoming companies; and
o	110 closed businesses and 90 co-innovation activities in the community.
•	inovabra awards and cases in 2025
o	Global Finance: Bradesco was named as the most innovative bank in Latin America and inovabra elected for the sixth consecutive time as one of the best financial innovation laboratories in the world;
o	Valor Inovação (Value Innovation): we came first in the ranking of the bank sector and 31st in the ranking of the most innovative companies in Brazil;
o	Banking Innovation Awards | Qorus: we came first in the category “Innovation in Products and Services” with the Digital Identity solution;
o	Ranking 100 Open Startups: we came third in Top Open Corporations and were winners of the category “Champions of the Decade”, operating in open innovation with startups in the last 10 years. In addition, inovabra came fourth in the Top Ecosystem by supporting startups and corporations in their open innovation trajectories;
o	Eye On Innovation Awards | Gartner: we were the overall winner in the Americas with the Digital Identity Solution and the Renda BRA 5.0 project came second; and
o	Corporate Startup Star Awards | ICC: we were among the top 100 Corporate Startup Stars for best global practices in open innovation.

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c)	Characteristics of the market segments, specially:

i) Participation in each market:

In the following section, we demonstrate the percentages of Bradesco’s participations in relation to banking and insurance segment and its distribution channels:

(1) It considers only operations carried out in the country.

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ii) competitive conditions in markets

As of December 31, 2025, state-owned financial institutions held 33.1% of the National Financial System’s (SFN) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 49.6% share and foreign-controlled financial institutions with a 17.3% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

The competitive environment of the National Financial System is marked by a regulatory framework that establishes entry barriers, by imposing requirements for the creation and operation of financial institutions, as well as requiring, among others, the submission to the Central Bank of Brazil of operations of certain acts of concentration. On the other hand, Brazilian regulation also promotes market opening by allowing, for example, simplified operational models and encouraging the operation of credit fintechs and institutions aimed at financing micro and small enterprises, expanding the offer in these segments.

Open Finance

Open Finance is seen as one of the ways of fostering innovation and competition. The implementation was instituted by Joint Resolution No. 01/20, enacted by the Central Bank of Brazil and the National Monetary Council, with the aim to promote competition in the National Financial System and Brazilian Payment System. For this purpose, it establishes that standards of systemic integration between participant institutions must be adopted.

Institutions authorized to operate by the Central Bank of Brazil assume the following roles as participants in Open Finance:

a)	transmitting the data;
b)	receiving the data;
c)	holding a demand, savings deposit account or prepaid payment account;
d)	initiating the payment transaction; and
e)	original proposing institution or creditor, as appropriate, in the context of portability of loan operations.

Due to our importance in the National Financial System and the characteristics of its activities, Bradesco implemented Open Finance as a participant in securities “a”, “c” and “e”. Despite being optional, we will participate in the other securities considering business opportunities with data receiver and payment initiator.

The implementation of Open Finance in Brazil consists of four stages, according to the schedule established by the Central Bank of Brazil.

Our Open Finance Squad has highly qualified professionals at Bradesco, focused on developing the best solutions regarding new financial system, inserted in multi-functional groups, the Bradesco squads work with an agile mindset and exercise an end-to-end vision in creating intuitive and personalized journeys to achieve increasingly positive results. We structured a specific area to foster the use of Open Finance data together with the business area, with the aim of adding more value to clients.

Deposits

The deposit market is highly concentrated, with our main competitors being Itaú Unibanco, Caixa Econômica Federal, Banco do Brasil and Santander. The five largest institutions hold 63.6% of deposits in the Brazilian markets. (reference date: December 2025).

Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil, Santander Brasil and Sicredi.

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Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors in the market are the major banks. However, digital banks have increased their importance in the Brazilian markets. Management believes that the primary competitive factors in this area are card distribution channels, both physical and digital ones, the services and benefits offered, in addition to better user experience for the cardholder client.

Consortia

In December 2025, according to the Central Bank of Brazil, the consortia market included approximately 130 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Ademicon and Banco do Brasil in the real estate segment; Banco do Brasil and Itaú in the property segment.

One of our competitive advantages is the credibility of the Bradesco brand, our amount of monthly contemplations, being the Management with most draws, which reinforces the ability to manage the groups and resources of the consortium clients, and our extensive distribution network, with the largest service network throughout Brazil.

Investment Bank

The investment bank market in Brazil is very competitive, involving the participation of national and international financial institutions. Among the main players are Itaú BBA, BTG Pactual, Santander and other national and international institutions. Bradesco BBI has nonetheless achieved significant success in this market, obtaining recognition from renowned international agencies that follow the sector globally.

Leasing

In general, our main competitors in the Brazilian leasing market are Daycoval Leasing, Santander Leasing and HP Leasing. We enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

On December 31, 2025, the asset management industry in Brazil managed funds worth R$10.7 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. Bradesco Asset held a portion of R$923.8 billion or 8.6% of market share. We are one of the leading institutions as measured by the number of investment fund quotaholders with 3.4 million. Our main competitors are BB DTVM and Itaú Unibanco.

Insurance, pension plans and capitalization bonds

Insurance sector

According to SUSEP/ANS, the Grupo Bradesco Seguros maintained the leadership of the Brazilian insurance market in 2025. The sector is competitive, with operations of national and multinational insurers. Key competitive factors include price, financial strength, operational efficiency and quality of service and claims management.

Our principal competitors are SulAmérica, Porto, BB Seguridade, HDI and Tokio, which accounted for approximately 35.1% of the market awards until September 2025. In the health segment, in addition to national operators, there is relevant competition from regional companies.

The capillarity of our service network, present in all the municipalities of the country, contributes to efficiency and commercial reach.

Supplementary pension plan sector

Bradesco Vida e Previdência’s main competitive advantages are the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our main competitors are BrasilPrev, Caixa Seguridade, Itaú Seguridade, Zurich/Santander, Icatu and XP Previdência.

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Capitalization bonds sector

Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BrasilCap, Santander, Cia. Itaú de Capitalização, Icatu, Caixa Seguridade and Porto, which together represent approximately 62.5% of the total capitalization revenue generated in the market, according to information provided by SUSEP.

d)	Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our fee collections at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. For our PGBL and VGBL business, seasonality happens at the end of the year, when the 13th salary and profit-sharing distributions are usually paid.

e)	Main raw materials, stating:

i) Description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establishes business relationships with partners that operate with ethical standards that are compatible with the Organization, through a rigorous homologation process for subsequent selection and does not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guides its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

Additionally, in the Organization's Contracts, the supplier declares to be aware of the provisions of the Bradesco Organization's Code of Ethical Conduct, the Bradesco Organization's Sectorial Code of Ethical Conduct for Purchasing Professionals, the Corporate Information Security Policy and the Bradesco Integrity Program, and all Policies, Codes and Standards, available at www.bradescofornecedores.com.br, which the supplier undertakes to make known to its employees, agents and employees and agents of its subcontractors, as applicable.

ii) Any dependence on a small number of suppliers:

Banco Bradesco has a broad base of suppliers and encourages the constant search and use of new companies for approval and competition processes. However, for some specific situations, the Bank is dependent on suppliers to carry out its activities. For these situations, there is monitoring carried out by the Specialist Areas, through the Organization's Business Continuity Plan (PCN).

For any situations in which there is a shortage of suppliers, either due to their limited supply in the market as a whole and/or in the region in question, in addition to ensuring the robustness of our processes, with regard to Risk Governance, we place great value on to an important point in this business relationship, which is to have good communication with that supplier. However, Bradesco generally opts for a diversification of suppliers, thus avoiding creating dependence on a few suppliers to carry out its activities, in addition to work aimed at developing new suppliers.

iii) Possible volatility affecting its prices:

Investing in emerging market countries like Brazil brings economic risks. Economic volatility in Latin America and other emerging markets has been caused by many different factors, including high interest rates, changes in currency value, high inflation levels, exchange rate controls, wage and price controls, changes in economic or fiscal policies, imposition of trade barriers and internal security issues. Any of these factors can adversely affect the value of our shares.

Abrupt changes in conducting monetary or fiscal policies can generate uncertainties about the economic policy, leading to the deterioration of expectations, increasing volatility and negatively impacting domestic asset prices. In this sense, consistent and transparent economic policy actions and signals tend to

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keep macroeconomic volatility at low levels. In any case, we have no control or can predict the measures and policies that can be adopted in the future.

Historically, the Brazilian political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which, in recent years, have resulted in a slowdown in the economy and a greater volatility of the securities of Brazilian companies issued abroad. Uncertainties about the economic policy, especially the fiscal policy, can generate negative impacts on domestic asset prices, such as currency depreciation, raising long-term interest rates and volatility on stock exchanges. In addition, uncertainties about the economic policies that the Brazilian government can adopt may influence the market perception regarding the risk of foreign investment in Brazil, which, in turn, may adversely affect the market value of our shares.

In addition, legislative changes can have an adverse impact on our operations, performance, our business, financial condition and operating income.

1.5 – Clients responsible for more than 10% of the total net revenue

Bradesco has no clients that are responsible for more than 10% of the total net revenue of the institution.

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1.6 – Relevant effects of the state regulation of activities

a)	need for governmental authorization for the exercise of activities and history of relation with the public administration in order to obtain such authorizations

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the “Banking Reform Law”. The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN and the Central Bank of Brazil.

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies, pursuant to Law No. 4,595/64, including the regulation of loans and advances by financial institutions, the issuance of the currency, the supervision of foreign exchange and gold reserves, and the regulation of capital markets.

Within its functions, the CMN provides, through Resolution No. 3,427/06, as amended, the adoption by the CVM of the risk-based supervision model as general guidance for its activities, on which the Risk Based Supervision System (SBR) was created. The SBR is also regulated by CVM Resolution No. 53/21, which sets its objectives.

Central Bank of Brazil

The Central Bank of Brazil is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency. Its main functions include: implement monetary and credit policies; regulate and supervise financial and payment institutions; control the flow of foreign currency; and supervise the Brazilian financial market.

In the exercise of its supervisory functions, the Central Bank of Brazil determines minimum capital requirements and compulsory reserves, authorizes corporate acts and changes in equity control, requires audited financial statements, monitors compliance with applicable regulations and, where necessary, intervenes or liquidates financial institutions, in addition to sanctioning institutions that fail to comply with their rules.

Through Complementary Law No. 179/21, the Central Bank of Brazil guaranteed its technical, operational, administrative and financial autonomy, which gave greater freedom to the said entity in the use of monetary instruments for the fulfillment of goals established by the CMN. Through this law, price stability was defined as the primary objective of the Central Bank of Brazil, in addition to ensuring the stability and efficiency of the financial system, smoothing out economic activity level fluctuations and promoting full employment. The Central Bank of Brazil is considered an autarchy of a special nature, characterized by the absence of any ties to a ministry.

CVM

The CVM is a local entity, linked to the Ministry of Finance, with its own legal personality and its own capital, independent administrative authority, absence of hierarchical subordination, fixed mandate, stability of its managers, and financial and budgetary autonomy. It was created with the objective of overseeing, standardizing, regulating and developing the Brazilian securities markets, in accordance with the general guidelines of the CMN and, in the exercise of its attributions, seeks to ensure the integrity, efficiency and regular functioning of the capital market, as well as protecting investors and stimulating the development and expansion of this market share in the financing of the economy. In this context, the public entity regulates and supervises issuers, intermediaries, investment funds and other equity market participants, promoting compliance with applicable standards, improvement of market practices, transparency standards, supervision and sanctioning action.

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Banking regulations

Principal limitations and restrictions on activities of financial institutions

Banks operating in Brazil are subject to a comprehensive set of rules that regulate their constitution, functioning, corporate structure, capitalization and prudential conduct. The banking activity depends on prior authorization from the Central Bank of Brazil, including the recognition of national interest for the installation of foreign financial institutions. Institutions must be constituted as corporations, adopt in their name the word “Bank”, integrate capital exclusively in national currency and observe regulatory limits for corporate investments and credit concentration, including restrictions for exposures above 25% of the Reference Level 1 Heritage per client and aggregate concentration limits.

There are also, among the various requirements and restrictions, property restrictions, such as the possibility of maintenance only of properties of own use, except for regulatory exceptions, and restrictions such as the non-issuance of debentures and beneficiary parties. There is also a restriction to operations with related parties (defined according to CMN Resolution No. 4,693/18), with specific exceptions provided for in Law No. 4,595/64. Specific rules also regulate exchange rates in payment solutions, interest limits on payroll-deductible loans and a charge cap on revolving credit on the credit card.

The regulation also imposes prudential and capital requirements. Joint Resolution No. 14/25, for example, introduced updated methodology for calculating the minimum share capital and the required equity, requiring, in the case of banks, a fixed additional contribution of R$30 million.

Punitive instruments applicable to Financial Institutions

Law No. 13,506/17, the BCB Resolution No. 131/21, as amended, and the CVM Resolution No. 45/21 regulate the administrative sanctioning process in the sphere of activity of the Central Bank of Brazil and CVM and, significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System, Payment Institutions and Consortium.

Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,958/21 and No. 4,955/21, as amended. The parameters of this methodology resemble the international framework for minimum capital measurements according the Basel Accord.

In accordance with Basel III recommendations, Circular No. 3,748/15, and CMN Resolution No. 4,615/17, provide for the minimum requirement for the Leverage Ratio (LR). The relevant institutions classified in Segment 1 (S1) and Segment 2 (S2), must comply with the minimum requirement for LR of 3%. Additionally, Basel III introduced the liquidity indicators LCR (short-term) and NSFR (long-term).

According to CMN Resolution No. 4,950/21, financial institutions must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of the regulation in force.

Risk weighting

Pursuant to BCB Resolution No. 229/22, as amended, the Central Bank of Brazil consolidated the risk-weighted assets (RWA) applied to different exposures in order to calculate capital requirements through a standardized approach (RWAcpad). Risk-weight factors applicable to different exposures are often changed by the Central Bank of Brazil. The mitigating instruments of the RWA portion concerning credit risk exposures subject to the calculation of the RWAcpad are established in Circular No. 3,809/16, which was last updated on December 19, 2024, effective from the first day of 2025.

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Circular No. 3,921/18 governs the FPR (Risk Weighing Factor), which is a percentage applied to the exposure of financial institutions to different types of assets to determine the minimum capital they need to reserve to cover potential losses, whereby there are variables in this percentage according to the type of exposure of the institution. In addition, there are specific standards of the Central Bank of Brazil to determine procedures to calculate the portion of risk-weighted assets related to other exposures. In March 2022, the Central Bank of Brazil edited the BCB Resolution No. 202/22, as amended, and now establishes the calculation of the portion of RWA related to the calculation of capital required for risks associated with payment services (RWAsp) established in CMN Resolutions No. 4,958/21 and 4,606/17 and on the BCB Resolutions No. 200/22 and 201/22, edited by the Central Bank of Brazil, as amended.

The total consolidated exposure of a financial institution in foreign currencies, gold, and transactions subject to exchange variation limited up to 30.0% of its Reference Equity (RE), pursuant to CMN Resolution No. 4,956/21, this limit may be altered by the Central Bank of Brazil, observing the minimum value of 15% and the maximum value of 75% of the Reference Equity (RE). It should be noted that compliance with the above limit must take place in a consolidated manner for institutions that are members of the same prudential conglomerate.

Financial institutions authorized to operate by the Central Bank of Brazil shall inform (i) exposure in gold, foreign currency and operations subject to the exchange rate variation; (ii) RWAMint portion (concerning market risk exposures subject to the calculation of the capital requirement by the internal model authorized by the BCB) of the RWA amount; and (iii) the RWAMpad portion (related to the calculation of capital required for operational risk by standardized approach) of the RWA amount and its components, daily, being available to BACEN for a period of five years, as established in BCB Resolution No. 100/21, as amended.

In addition, the Central Bank of Brazil issued BCB Resolution No. 229/22, as amended, which establishes the procedures for calculating the RWA portion of credit risk exposures subject to the calculation of the capital requirement by means of a standardized approach (RWAcpad), that deal with CMN Resolution No. 4,958/21, of October 2021, and BCB Resolution No. 200/22, of March 2022, as amended.

BCB Resolution No. 229/22 aims to improve two main points, which are: (i) methods of measuring the value of exposures, also admitting the use of a method of calculating the mark-to-market value for a specific asset class. This methodology can be used even if the Accounting Standard of the institutions regulated by the Central Bank of Brazil (Cosif) does not provide on this; and (ii) Risk Weighting Factors (FPR), especially on exposures to sovereign entities and multilateral bodies (EMD), financial institutions, non-financial, retail, and real estate legal entities.

In February 2023, the Central Bank of Brazil issued BCB Resolution No. 291/23, which establishes the procedures for calculating the portion of the RWA regarding exposures to the risk of variation in the value of derivative instruments due to the variation in the credit quality of the counterpart (RWAcva), as well as amending Circular No. 3,646/13, which also provides for the calculation method of the RWAmint portion.

Compulsory Deposits

The Central Bank of Brazil periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank of Brazil uses reserve requirements as a mechanism to control liquidity in the SFN.

According to the Central Bank of Brazil’s rules, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank of Brazil:

•	Time deposits: we are obliged to deposit 20.0% of the arithmetic mean of the Value Subject to Collection (VSR) established on the working days of the calculation period, deducted from R$30 million, in accordance with BCB Resolution No. 145/21.

Time deposits are represented by bank deposit certificates (CDBs) and notes (exempted); and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate (CDI), as disclosed by COPOM.

•	Demand deposits: we are required to deposit 21.0% of the arithmetic mean of the Value Subject to Collection (VSR), on each working day, determined in the calculation period, deducting R$500

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million, pursuant to the provisions of BCB Resolution No. 189/22, as amended. The verification of compliance with these requirements is made on the basis of established positions on each day of the period of transactions and the calculation period begins on Monday of one week and ends on Friday of the following week.

•	Savings deposits: according to BCB Resolution No. 188/22, in an account with the Central Bank of Brazil an amount equivalent to 20.0% of the arithmetic average of the sum of the balances entered under the headings of Savings Deposits and Resources of Associated Savers, according to BCB Resolution No. 188/22, as amended, which that defines and consolidates the rules of compulsory collection on savings deposit resources. The balance of the account is remunerated by the “TR” (Reference Rate, a Brazilian economic index created in 1991 to control inflation and used to correct savings values and real estate financing plus interest, among other values).

In February 2013, the Central Bank of Brazil defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted, according to the calculation formula present in BCB Resolution No.189/22

In February 2022, BCB Resolution No. 188/22 was edited, which defines and consolidates the rules of compulsory collection on savings deposit resources. In the same month in 2022, BCB Resolution No. 190/22 was issued, as amended, which extinguishes the enforceability regarding the compulsory collection of deposit resources and guarantees made, and was incorporated into BCB Resolution No. 189/22.

Additionally, present Central Bank of Brazil regulations require that we:

•	allocate a minimum of 31.5% of demand deposits to providing rural loans;
•	we maintain investments in targeted productive microcredit program operations, of at least 2.0% of demand deposits, according to CMN Resolution No. 4,854/20; and
•	allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate, observing that on October 10, 2025, CMN edited Resolution No. 5,255/25, which amended BCB Resolution No. 4,676/18, which required that 100% of the total amount of deposits received should be allocated to savings accounts for real estate financing from the date of validity of the provision (January 1, 2027).

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank of Brazil.

Asset composition requirements

According to CMN Resolution No. 4,677/18, as amended, financial institutions headquartered in Brazil must limit their exposure to a single client to a maximum amount of 25.0% of Tier 1 of its RE, or 15% of Tier 1 of its RE if the institution is listed as systemically important in the global scope by the Financial Stability Board (FSB). The total concentrated exposures should not exceed 600% of Tier 1 of the institution’s RE.

Also, according to CMN Resolution No. 4,957/21, financial institutions must observe the maximum limit of 50% of the Reference Equity (RE), calculated in accordance with CMN Resolution No. 4,955/21 for the amount of resources applied to the Permanent Asset.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s equity, as adjusted in accordance with Central Bank of Brazil regulations. According to BCB Resolution No. 525/25, a financial institution may only hold repurchase transactions in an amount up to 30 times its RE. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution’s RE. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank of Brazil, whereby limits for repurchase transactions committed to the public sector are always higher.

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In September 2016, the Central Bank of Brazil prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate.

Subsequently, in September 2021, the Central Bank of Brazil published BCB Resolution No. 76/21, which provisions on the instruments of operation of the Central Bank of Brazil in the Brazilian exchange market for the purpose of implementing the foreign exchange policy. This Resolution provisions that the Central Bank of Brazil may perform, among others, the following operations in the Brazilian foreign exchange market: (i) purchase of foreign currency with resale commitment, in conjunction with a repurchase commitment, made by the counterpart, for settlement on a pre-established date; and (ii) sale of foreign currency with a repurchase commitment, in conjunction with a resale commitment, made by the counterpart, for settlement on a pre-established date.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to foreign currency. The terms of the onlending transaction must reflect the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed.

Foreign currency position

Operations in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank of Brazil to operate in the foreign exchange market.

Brazil has adopted the floating exchange regime since 1999, with specific interventions by the Central Bank of Brazil to control the volatility of the exchange rate, a faculty conferred on it by Law No. 4,595/64. The Central Bank of Brazil does not impose limits on long positions in foreign exchange operations and short positions in foreign exchange operations for banks authorized to operate in the foreign exchange market.

In December 2022, Law No. 14,286/21 entered into force, which deals with the Brazilian exchange market, the Brazilian capital abroad, the foreign capital in the country and the provision of information to the Central Bank of Brazil with the aim of modernizing, simplifying and bringing greater legal certainty regarding such matters, considering the best international standards and practices, as well as the insertion of Brazil in the globalized economy. In view of this, CMN published CMN Resolutions No. 5,042/22 and No. 5,056/22, as well as the Central Bank of Brazil published BCB Resolutions No. 277/22, No. 278/22, No. 279/22, No. 280/22 and No. 281/22, aiming to regulate foreign exchange operations.

In this context, among the main changes brought is the end of the mandatory execution of simultaneous exchange operations and the simplification of the procedure for the opening and maintenance of accounts in Brazilian reais of non-residents in Brazil.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank of Brazil issued specific rules that became effective in February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank of Brazil and by the CVM. Specifically, cross-border derivative transactions must (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In January 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate the management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules. The prediction of the sharing mechanism was preserved upon the publication of the most current standard on the subject, CVM Resolution No. 135/22.

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Currently, CMN Resolution No. 4,966/21, revoked the previous rules governing the registration and operations of derivatives and hedge contracts abroad, and since January 1, 2025, now regulates the matter. In addition, CMN Resolution No. 5,070/23, provides for the execution of loan derivative operations in Brazil.

Treatment of loans and advances

Until December 31, 2024, the allowance for loan and advance losses followed regulatory criteria requiring the classification of operations into nine categories (from "AA" to "H"). Although the provisioning methodology has changed, the Company retains this nine-level rating system for the risk classification of its clients.

The assessment is based on the conditions of the borrower and guarantors, such as their financial and economic situation, indebtedness, cash generation, payment history, and both market and internal statistical models (credit score and behaviour score). The framework is divided into:

•	Companies: Categories are segmented into performing (ratings AA to D, covering companies ranging from excellent to regular standing) and doubtful liquidation (ratings E to H, classified according to the severity of the loss outlook).
•	Individuals: An analogous system is adopted, based on income, net worth, and transactional behavior."

As of January 1, 2025, CMN Resolution No. 4,966/21 came into force with the main objective of improving the credit risk assessment and harmonizing local practices with the international standard (IFRS). The implementation of CMN Resolution No. 4,966/21 has as its main impact the calculation of provision for credit losses and other financial instruments based on the expected loss.

Key aspects of the new approach

•	Extended scope: The standard applies not only to loans and advances, but also to other financial assets subject to credit risk;
•	Measurement based on expected loss: provisions are calculated based on internal models that estimate expected losses, considering:
o	characteristics of the debtor and guarantors (economic and financial situation, cash generation capacity, credit history);
o	characteristics of the operation (nature, term, guarantees); and
o	macroeconomic information and future projections.
•	Risk stage classification: operations are segmented into three stages:
o	Stage 1: Operations without significant increase in credit risk since initial recognition (provision for 12 months of expected loss);
o	Stage 2: Operations with significant increase in credit risk (provision for expected loss over the economic life of the asset); and
o	Stage 3: Transactions with evidence of loss of credit (default or relevant deterioration).
•	Minimum provision for NPL over 90 days: BCB Resolution No. 352/23 introduces minimum provision parameters for operations with payment of more than 90 overdue, applicable according to the portfolio and the delinquent period. Portfolios segment operations according to their level of regulatory risk, nature and characteristics of the operations;
•	Continuous monitoring: Institutions should periodically review the parameters and scenarios used in the models, ensuring that they reflect current conditions and future expectations; and

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Financial institutions must maintain internal policies and models for calculating the expected loss, submitting detailed information to the Central Bank of Brazil and to independent auditors, including portfolio composition, renegotiations, write-offs and recoveries

Exclusivity in loans and advances to clients

As stipulated in Circular No. 3,522/11 of the Central Bank of Brazil, it is prohibited for financial institutions provide services and loans from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their clients to access loans and advances offered by other institutions, including payroll-deductible loans, aiming to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans.

Debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, as amended, the Central Bank of Brazil started regulating the financing of the debit balance of the credit card bill and other postpaid instruments, not settled in full at maturity, as a result, credit card administrators were no longer allowed to finance clients’ outstanding balances through revolving credit for more than a month.

Law No. 14,690/23, in turn, establishes a 100% limit on the interest and charges of revolving credit and credit card spread payment, in effect since January 2024, preventing the total debt from exceeding twice the original amount, aiming at combating over-indebtedness (i.e., the revolving credit may be charged until it covers the total amount of the original debt).

In this sense, CMN Resolution No. 5,112/23 changed CMN Resolution No. 4,549/17, to regulate the conditions for spread payment and renegotiation of the debt of revolving credit so that the debtor will be less prone to enter into a situation of over-indebtedness. The spread payment of the total debt (revolving credit + original debt) should always occur under conditions more beneficial than the one for revolving credit.

Overdraft

In April 2018, the Self-Regulation Council of the FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks), published Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), with new guidelines to promote and stimulate the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of installment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above R$200.00, the financial institution shall proactively offer to the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance related to the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

In November 2019, the CMN published Resolution No. 4,765/19, as amended, which provides for overdrafts granted by financial institutions for cash deposit accounts. This Resolution sets forth that the interest rates charged on the amount used for natural persons and individual micro-entrepreneurs (MEI) are limited to 8% per month.

Brazilian Clearing System (Sistema de Pagamentos Brasileiro, or “SPB”)

The SPB was regulated and restructured under Law No. 12,865/13. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions’ credit and liquidity risks.

SPB comprises the entities, systems and procedures related to the processing and settlement of transactions of transfers of funds, operations with foreign currency or with financial assets and securities. The subsystems in the SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components of the system, set aside a portion of their assets as an additional guarantee for settlement of operations.

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Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial operation has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

CMN Resolution No. 4,952/21 defines the activities of the clearing and payment (settlement) chambers and service providers under the Brazilian Payments System, in order for the SPB to be structured in accordance with principles that ensure the safety, efficiency, integrity and reliability of the clearing and payment (settlement) chambers and service providers that operate in it.

The Central Bank of Brazil and the CMN have the power to regulate and monitor the SPB. The SPB includes payment institutions authorized to operate by the Central Bank of Brazil, the payment solutions that: (i) are not classified for a limited purpose, (ii) do not have financial volume, calculated considering the group of participants in the last 12 months, below: (a) R$20 billion of the total value of the transactions; and (b) 100 million transactions; and (iii) the payment instrument accepted there is not offered under the benefit program issued by the federal, state or municipal government (e.g. Worker’s Meal Program); and financial institutions that integrate an open and full payment solution of the SPB (e.g. Pix, Elo).

BCB Resolution No. 80/21, as amended, regulates the establishment and operation of payment institutions, establishing the parameters for authorization requests made by these institutions to operate and provide payment services by other institutions authorized to operate by the Central Bank of Brazil. BCB Resolution No. 81/21 regulates the processes of authorization related to the operation of payment institutions and to the provision of services of payment by other institutions authorized to operate by the Central Bank of Brazil.

In March 2022, the Central Bank of Brazil edited BCB Resolution No. 205/22, amending BCB Resolution No. 81/22 in order to include the possibility: (i) of investment funds holding qualified participation in payment institutions; and (ii) that the provisions applicable to the individual or legal entity holding a qualified holding provided for by BCB Resolution No. 81/21 also cover the shareholders of the investment fund who are effectively authorized to conduct their operations, in addition to preventing the possibility of an investment fund being a controller, or a member of a control group, of a payment institution.

BCB Resolution No. 150/21, as amended, consolidates rules on payment solutions, approves the rules that regulate the provision of the payment service within the framework of payment solutions that are part of the SPB.

Pix, an instant payment solution established by the Central Bank of Brazil, was regulated by BCB Resolution No. 1/20, and subsequent standards. The Instant Payments System (SPI, in Portuguese), regulated by BCB Resolution No. 195/22, as amended, came into operation in November 2020. Since then, several features have been implemented, including Pix Billing (for immediate and due payments), Automatic Pix and Scheduled Pix.

The institutions participating in the Pix must observe several operating manuals issued by Bank, which regulate on aspects such as brand use, transaction processing flows, user experience, security, communication interfaces and dispute resolution.

BCB Resolution No. 293/23 regulates the establishment of partnerships between Pix participants. BCB Resolution No. 361/23 and BCB Normative Instruction No. 513/24 regulate the operational procedures related to the Automatic Pix, Scheduled Pix and Pix Billing. After postponements, at the end of 2025 the Central Bank of Brazil decided to temporarily suspend the launch of the Pix Parcelado (spread payment), which would provide for the possibility of purchase loan operations to pay with Pix, competing directly with credit cards.

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Special Temporary Administrative, Intervention and Extrajudicial Liquidation Regimes – Under Law No. 6,024/74

Intervention

The Central Bank of Brazil will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•	suffers losses due to mismanagement, putting creditors at risk;
•	repeatedly violates banking regulations; or
•	is insolvent.

Intervention may also be ordered upon the request of a financial institution’s management and may not exceed 12 months. During the intervention period, the institution’s liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank of Brazil will liquidate a financial institution if:

•	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;
•	management commits a material violation of banking laws, regulations or rulings;
•	the institution suffers a loss that subjects its unsecured creditors to severe risk; or
•	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank of Brazil determines that the pace of the liquidation may impair the institution’s creditors.

As a consequence of administrative liquidation:

•	lawsuits pleading claims on the assets of the institution are suspended;
•	the institution’s obligations are accelerated;
•	the institution may not comply with any liquidated damage clause contained in unilateral contracts;
•	interest does not accrue against the institution until its liabilities are paid in full; and
•	the limitation period of the institution’s obligations is suspended.

The Central Bank of Brazil may end the extrajudicial settlement of a financial institution, in the following cases:

•	full payment of unsecured creditors;
•	change of the institution’s scope to an economic activity that is not part of the SFN;
•	transfer of the institution’s control;
•	conversion into an ordinary settlement; and
•	sale/loss of the institution’s assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or
•	absence of liquidity or difficult completion of the institution’s remaining assets, as recognized by the Central Bank of Brazil.

Temporary Special Administration Regime

The Temporary Special Administration Regime, known as (RAET), is a less severe form of Central Bank of Brazil intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•	repeatedly makes transactions contravening economic or financial policies under federal law;

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•	faces a shortage of assets;
•	fails to comply with compulsory deposit rules;
•	has reckless or fraudulent management; or
•	has other operations or circumstances requiring an intervention.

Credit Guarantee Fund (Fundo Garantidor de Crédito)

In the case of liquidation of a financial institution, employees’ wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank of Brazil created the Credit Guarantee Fund (FGC) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or another state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from clients.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by the same client against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and client deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

The maximum amount of the guarantee provided by the FGC as stipulated by the CMN at the moment is R$250,000.00, maintained until the present date, with a maximum limit of R$1,000,000.00 of total guarantee, per CPF or CNPJ, which renews every period of four years, covering values in different financial institutions.

CMN Resolution No. 4,653/18 regulated an additional monthly contribution to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity. In November 2019, the CMN amended Resolution No. 4,764/19, increasing the amount of the additional contribution and stating that such contribution shall be collected as of July 2020.

Central Bank of Brazil enacted BCB Resolution No. 102/21, which revoked Circular No. 3,915/18 establishing the new obligation of providing information to the FGC by financial institutions, whereby these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular. BCB Resolution No. 377/24, of May 9, 2024, established additional requirements for sending information to the Central Bank of Brazil.

Credit cooperatives have their own fund, the FGCoop, whose latest version of the by-laws was published with CMN Resolution No. 4,933/21, and has specific requirements for contribution by the cooperatives slightly different from the FGC.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•	their activities;
•	their financial, operational and management information systems; and
•	their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of executive officers is also responsible for verifying compliance with all internal procedures.

Restrictions on foreign investment

Under Article 52 of the Transitional Constitutional Provisions Act (ADCT), foreign participation in the capital of Brazilian financial institutions depends on prior authorization from the government. In 2019, Decree

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No. 10,029/19 gave the Central Bank of Brazil the competence to recognize the interest of the government and verify the viability of the operations, since Circular No. 3,977/20 of the Central Bank of Brazil recognized as of interest to the Brazilian government the participation of non-residents in the capital of financial institutions in Brazil, provided that the applicable regulatory requirements are met.

In this context, we were authorized to create our ADR program for preferred shares and, subsequently, for common shares, where it was established that the share of foreign investors in our voting capital is limited to up to 30% of the total common shares issued. Regarding the preferred shares, there is no restriction of shares.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

According to Law No. 9,613, of March 3, 1998 ("Law No. 9,613/1998", which provides for crimes of "money laundering" or concealment of goods, rights and values, and as regulated by Circular No. 3,978/20 of the Central Bank of Brazil, financial institutions must: (i) identify and keep up-to-date the registration information of its clients, including verification of final beneficiaries and politically exposed persons; (ii) keep records of all operations and transactions; (iii) implement risk-based internal controls, covering "know your client", "know your employee" and "know your partner/supplier" procedures; (iv) monitor operations to detect suspicious situations; and (v) report to COAF, without the client’s awareness, any operations classified as suspicious, within one working day after the decision of the institution.

Circular No. 3,978/20 consolidated the prevention and anti-money laundering devices with a risk-based approach. Financial institutions (including regional offices and subsidiaries abroad) should implement internal policies that include: defining roles and responsibilities; prior evaluation of new products and services; risk and effectiveness assessment procedures; promoting the organizational culture of prevention; and training of employees, including correspondents. Records must be kept for 5 to 10 years, depending on the nature of the information. Failure to comply may subject the institution and its managers to fines, incapacitation for positions in financial institutions and cancellation of the operating license.

Law No. 9,613/98 also established the COAF linked to the Ministry of Finance, which promotes cooperation between government agencies to combat money laundering and terrorist financing, examining and identifying suspicions of illegal activities.

Law No. 13,260/16 defined the crimes of terrorism in Brazil. Financial and payment institutions must comply with specific regulations to prevent terrorist financing and the proliferation of weapons of mass destruction. Circular Letter No. 4,001/20, as amended, lists a non-tax list of suspected money laundering situations, covering transactions in kind, atypical transactions, loan and investment operations, international operations and situations involving suspicious people or entities, among other categories.

BCB Resolution No. 44/20 establishes procedures for compliance with sanctions imposed by the United Nations Security Council, including the unavailability of assets of people and sanctioned entities. The institutions must follow the determinations and immediately communicate to the Central Bank of Brazil, the Ministry of Justice and the COAF any unavailability or attempt to transfer assets.

From the point of view of the capital market regulation, CVM Resolution No. 50/21 which replaced Normative Instruction No. 617/19, states the standards of AML/TF in a similar way to Circular No. 3,978/20, with definition of the functions of the responsible officer, definition of the stages linked to conducting the policy of getting to know your client and greater details on the warning signs to be monitored, and the points that must integrate the analysis of the operation or atypical situation detected, when dealing with operations that involve the capital market.

On November 6, 2014, SUSEP established the Permanent Committee on Anti-money Laundering and Combating Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail terrorism financing, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

In August 2020, SUSEP issued Circular No. 612/20, amended by Circular No. 622/21 and by Circular No. 705/24, which provides on the policy, procedures and internal controls intended specifically for preventing and combating the crimes of money laundering or concealment of assets, rights and values, or the crimes that they can relate to, as well as preventing and combating the terrorism financing. This Circular also relies on a risk-based approach policy such as rules of the CVM and Central Bank of Brazil.

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Politically Exposed People:

According to Circular No. 3,978/20, financial institutions should adopt differentiated procedures for establishing, or maintaining, relationships with clients classified as politically exposed persons (PEP). These procedures include identifying clients that fall within the PEP definition; the need for analysis and authorization by senior management for the beginning or maintenance of the business relationship; and the enhanced monitoring of their financial transactions.

According to Article 27 of the said circular, PEP are considered holders of elective mandates, occupying high-ranking positions in the Executive, Legislative and Judiciary, members of higher courts, the Public Prosecutor and court of auditors, as well as leaders of political parties, in the federal, state and municipal sphere. Foreign heads of State or government, occupying government positions of higher education abroad and leading public or private international law entities are also considered PEP. In addition, family members (up to a second degree, spouse, partner and stepchildren) and close employees of these people, including those who maintain joint participation in legal entities, mandate or arrangements created for their benefit, are considered PEP.

The PEP condition must be applied for five years following the date on which the person is no longer classified within the categories above.

Banking Secrecy

All transactional information related to transactions carried out to and from Bradesco clients is protected by banking secrecy. The Banking Secrecy Act, as it is known by Complementary Law No. 105/01, establishes that financial institutions are obliged to keep confidential information about the transactions and financial position of their clients, in order to protect the privacy and security of banking relationships.

However, this protection is not absolute and presents exceptions, such as in cases where there is expressed authorization from the client, in situations of criminal investigation, when there is a court order or even in cases of supervision by regulatory agencies. Thus, law enforcement seeks to balance the protection of privacy of clients with the need for transparency and combating money laundering and other illicit practices, allowing competent authorities to access information when necessary.

Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign. Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non-exclusive interest or benefit.

The Decree No. 11,129/22 regulates the application of Law No. 12,846/13. Among others, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The basis of calculation for the application of financial penalty will be the gross legal entity billing in the last year prior to the establishment of the Administrative Accountability Procedure, excluding taxes. Articles 22 and 23 of the Decree relate to the "compromise" of the fine, providing for "mitigating" and "aggravating” factors. In the first case, there are provisions regarding the non-consummation of the infraction, compensation for damages, level of cooperation, non-existence or lack of proof of advantage and damage resulting from the injurious act, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as “aggravating factors”, it provides for the continuity of the conduct during the relevant period, number of harmful acts, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation, recurrence. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60 million, maximum. An additional 3% fine will be levied if within five years of the “corrupt” conduct such “corrupt” conduct is repeated.

Audit partner rotation requirements

Under Brazilian regulations, all financial institutions must:

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•         be audited by an independent accounting firm; and

•         have the specialist in charge, officer, manager or audit team supervisor periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank of Brazil of any event that may materially adversely affect the relevant financial institution’s status.

According to CMN Resolution No. 4,910/21 and BCB Resolution No. 130/21, financial and payment institutions (respectively) that are registered as publicly-held companies or are conglomerate leaders classified within Segment S1, S2 or S3 (or that meet the criteria for classification in these segments) should constitute a statutory body called the Audit Committee, which will be responsible for the fulfillment of the attributions and responsibilities of the Resolution.

For the entities regulated by SUSEP, the applicable standards determine the replacement of the actuary and members responsible for the independent accounting audit, every five fiscal years (Article 107 of CNSP Resolution No. 432/21). According to Article 119, VIII, of aforementioned CNSP Resolution No. 432/21, amended by CNSP Resolution No. 448/22, both revoked CNSP Resolution No. 321/15, the member responsible for the independent accounting audit is the technical responsible, officer, manager, supervisor or any other member in a management function that is a member of the team responsible for independent accounting audit work. A member responsible for the independent accounting audit can only return three years after being replaced.

For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the auditors’ report should change at least every five fiscal years, requiring a minimum interval of three years from its replacement.

The members of the Board of Directors, elected in the form of Article 141, paragraph 4 of the Brazilian Corporate Law, will have veto rights, provided that it is in a substantiated manner, the appointment or removal of the independent accounting firm.

Auditing requirements

Because we are a financial institution and registered as an open company with the local stock exchange (B3 – Brazilian Exchange & OTC), we are required to have our financial statements, prepared in accordance with BR GAAP, audited every six months, applicable to institutions authorized to operate by the Central Bank of Brazil. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, as required by CMN Resolution No. 4,818/20, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report and the management report on social business and the main administrative facts for the period.

CMN Resolution No. 4,818/20 consolidates the general criteria for the preparation and disclosure of financial statements and other institutions authorized to operate by the Central Bank of Brazil, with the exception of the managers of consortium and payment institutions. These institutions must draw up and publish annual financial statements relating to the fiscal year, and semiannual, relating to the six months ended June 30 and December 31, which are: (i) balance sheet; (ii) income statement; (iii) comprehensive statement of income; (iv) statement of cash flows; and (v) statement of changes in stockholders’ equity.

In addition, in December 2020, the CMN enacted CMN Resolution No. 4,877/20 which contains provisions on the general criteria for the measurement and recognition of social and labor obligations by institutions authorized to operate by the Central Bank of Brazil (except consortium managers and payment institutions). With this resolution, the authorized institutions are obliged to recognize as a monthly liability, when drawing up trial balance or balance sheets, the values due on the portions of the results of the period allotted or to be allotted to employees, managers or to funds and assistance and other obligations with employees.

The independent auditors must also declare to the audited company’s management that their provision of these services does not affect the independence and objectivity required for external auditing services.

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CMN issued CMN Resolution No. 4,910/21, which revoked CMN Resolution No. 3,198/04, establishing that financial institutions and other institutions authorized to operate by the Central Bank of Brazil that (i) are registered as an open company; (ii) are leaders of a prudential conglomerate classified in Segment S1, S2 or S3, according to specific regulations; or (iii) meet the criteria laid down in the specific regulations for the framework in S1, S2 and S3, in which they must constitute a statutory body called “audit committee”.

This resolution defined the minimum requirements to be observed by financial institutions when electing members for the Audit Committee, establishing the composition, mandate, and duties.

The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company’s financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing Management’s compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were amended in December 2003 to stipulate the existence of an Audit Committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004.

The Audit Committee shall keep at the disposal of the Central Bank of Brazil and of the board of directors the Audit Committee’s report for a minimum period of five years, counted from its preparation. In addition, institutions should disclose, together with their individual and consolidated, semi-annual and annual financial statements, a summary of the audit committee’s report, showing the main information contained in this document.

Operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, Florida, London, Grand Cayman Islands, Hong Kong, Mexico, Guatemala and Luxembourg. The Central Bank of Brazil supervises Brazilian financial institutions’ foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank of Brazil is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries’ activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

Asset management

Asset management is subject to CVM regulation, with emphasis on CVM Resolution No. 175/22, which modernized the regulatory framework of investment funds. For our activities, we highlight four core guidelines of the standard: (i) the strengthening of transparency requirements in the management and performance of service providers, including greater clarity on remuneration and comparability of information; (ii) the individualized accountability of administrators, managers and other essential providers for acts and omissions in the scope of their functions; (iii) the definition of specific criteria for the composition, diversification and liquidity of portfolios, according to the type of asset; and (iv) the adoption of proper rules for liquidity management mechanisms.

Broker and dealer firms

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank of Brazil and CVM regulation and supervision. Brokerage and securities and exchange distribution firms must be authorized by the Central Bank of Brazil and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe B3 rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•	with few exceptions, execute transactions that may be characterized as the granting loans to their clients, including the assignment of rights;

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•	collect commissions from their clients related to transactions of securities during the primary distribution; or
•	acquire assets, including real estate properties, which are not for their own utilization, with certain exceptions.

Broker and dealer firms’ employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

In March 2022, CMN Resolution No. 5,008/22 totally revoked CMN Resolution No. 4,750/19, which amended the regulation applicable to brokers and distributors, allowing their role as issuers of electronic money. The new Resolution provisions on the constitution, organization and operation of securities dealers and brokers (CTVM) and of securities’ distributors and brokers (DTVM).

Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers’ website must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Leasing

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the Leasing Law) and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as the regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank of Brazil for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

The accounting criteria applicable to leasing operations contracted by consortium managers and by payment institutions authorized to operate by the Central Bank of Brazil are set out in BCB Resolution No. 178/22.

Additionally, leasing operations must be formalized and comply with the requirements set out in CMN Resolution No. 5,004/22.

Insurance, health and pension plans regulation

Principal regulatory agencies

National Private Insurance Council (CNSP)

The National Private Insurance Council (CNSP) is the body responsible for defining the guidelines and standards of the private insurance policy in Brazil, covering insurance, open pension, capitalization and reinsurance. The collegiate board regulates the constitution and operation of supervised entities, establishes technical, accounting and capital requirements, regulates contracts and operations of the sector and guides the activity of brokers and brokerage companies.

Superintendence of Private Insurance (SUSEP)

SUSEP is responsible for implementing and overseeing CNSP’s policies and ensuring compliance by insurance companies, insurance brokers and insured individuals. SUSEP has, among others, the main functions of regulating and supervising the market, defining operational conditions and capital requirements, supervising technical reserves, applying sanctions and ensuring stability, solvency and consumer protection in supervised markets.

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National Supplementary Health Agency (ANS)

The ANS is a municipality linked to the Ministry of Health, with operations throughout Brazil, as an agency of regulation, standardization, control and supervision of activities that ensure the qualification of health care in the supplemental health sector. The main initiatives of ANS are to stimulate the quality of the supplemental health sector and encourage programs to promote and prevent diseases in the sector in which it operates. Thus, among its main functions are to define regulatory guidelines of the sector, supervise health plan operators, promote qualification and prevention actions, and coordinate policies and initiatives together with other institutions.

Insurance Regulation

Decree No. 73/66 established the regulatory framework of the insurance sector in Brazil and created the CNSP, responsible for defining the guidelines of the private insurance policy, and SUSEP. The insurance operation depends on previous authorization from SUSEP, as well as the specific approval to market each of its products.

The recent Law No. 15,040/24 establishes private insurance rules and revokes the previous provisions of the Brazilian Civil Code and amends Decree No. 73/66, seeking to ensure that insurance companies protect the legitimate interests of the policyholders and beneficiaries from predetermined risks by paying a premium. The main points of the law include (i) the strengthening of transparency in contractual relations; (ii) adjustments in claim regulation; and (iii) the need for prior authorization from SUSEP for the partial or total transfer of the insurance portfolio. This law came into force in December 2025, and is still pending, on the date of this document, the editing of part of the non-statutory regulation necessary for its full implementation.

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity, solvency and security criteria, rules for which were consolidated by CNSP Resolution No. 321/15, revoked by CNSP Resolution No. 432/21, later amended by CNSP Resolution No. 448/22 and No. 453/22. The insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Currently, insurance companies must constitute technical provisions, according to the criteria established by the CNSP. Investments that guarantee coverage of technical provisions need to be diversified and meet certain liquidity, solvency and security criteria. Insurance companies are subject to several rules and conditions imposed by the CMN on the investment intended to cover technical provisions.

In this context, it is forbidden for insurance companies, among others, to (i) carry out activities typical of financial institutions, such as the credit concession or the provision of financial guarantees outside the insurance scope; (ii) carry out transactions with securities beyond the assumptions and limits provided for in the applicable regulation; and (iii) make investments in disagreement with the criteria, limits and classes of assets established by the CMN, CNSP and SUSEP, including with regard to overseas investments.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as provided by SUSEP regulations.

Regarding the assignment of the risk, under Complementary Law No. 126/07, the ceding party (local insurance company or reinsurance company) must offer local reinsurers preference when contracting reinsurance or retrocession in the percentage of 40% of risks ceded. The Complementary Law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

Currently, the main regulations governing the matter are Resolution CNSP No. 451/22, which provides for the operations of transfer and acceptance of reinsurance and retrocession and its intermediation, as well as on the operations of coinsurance, on foreign currency transactions and insurance contracts abroad and SUSEP Circular No. 683/22, which provides for the operational procedures applicable to situations regulated by the aforementioned CNSP Resolution No. 451/22. These rules regulate the operational procedures related to the preferential offer to local reinsurers, maintaining the percentages established in the legislation and providing that, for the purposes of their compliance, the insurance company should conduct formal consultation with one or more local reinsurers of their free choice, in accordance with the current regulations.

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Resolution No. 432/21, as amended, provides for regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital, adjusted shareholders’ equity, solvency regularization plans, retention limit, criteria for investments, accounting standards, accounting and independent actuarial audits, and Audit Committee applicable to insurance companies, open pension fund entities (EAPCs), capitalization companies and reinsurers.

Insurance companies do not submit to the ordinary bankruptcy procedures applicable to corporate companies in general. In case of deterioration of their economic and financial situation, they are subject to special supervision and resolution regimes administered by SUSEP, including preventive prudential measures, fiscal management and extra-judicial liquidation. Resolution CNSP No. 444/22 provides for preventive prudential measures aimed at preserving the stability and soundness of the National Private Insurance System, of the National Capitalization System and the Supplementary Pension System and ensuring the solvency, liquidity and regular functioning of those supervised. Extra-judicial liquidation can be decreed voluntarily or compulsorily.

Resolution No. 383/20 issued by CNSP in March 2020, as amended, established that insurance companies, EAPCs, capitalizations companies and local reinsurers must record their operations of insurance, open supplementary pension plan, capitalization and reinsurance, as the case may be, in the registration system (i) previously approved by SUSEP; and (ii) managed by a registration entity accredited by SUSEP in order to increase the control of the operations carried out by these companies.

There is currently no restriction on foreign investment in insurance companies.

Health insurance

Private health insurance and private health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the “Health Plan Law”, establishing general provisions applicable to health insurance companies and to the products operated by them, including insurance companies specialized in health care plans, pursuant to Law No. 10,185/01.

ANS is responsible, for example, for the regulation and supervision of the activities of private health care plan operators and to ensure compliance with the standards related to their operation.

Until 2001, SUSEP had authority over insurance companies that were authorized to offer private health plans. Since Law No. 10,185/01, the competence has been transferred to the ANS, so that only insurance companies specialized in private health care plans can offer such products. We created Bradesco Saúde in 1999 to fulfill this requirement. However, in accordance with the terms of the applicable legislation, the insurance companies specializing in health insurance will remain subject to the rules on the application of assets guaranteeing the technical provisions issued by CMN.

Supplementary pension plans

EPAC and insurance companies operating pension plans are subject, for inspection and control purposes, to the authority of the CNSP and SUSEP and, with regard to investments and management of assets that guarantee technical provisions, the CMN, CVM and the Central Bank of Brazil may issue regulations pertaining to supplementary pension funds.

Supplementary pension entities must set aside reserves and technical provisions as collateral for their liabilities assumed with participants, those assisted and beneficiaries.

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006, whose operation required specific regulation of SUSEP and CVM. Currently CVM Resolution No. 175/22 regulates the constitution, operation and disclosure of information of investment funds linked exclusively to open supplementary pension plans, as well as the provision of services to the funds.

As part of the guarantee resources, the CMN determined rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs. CMN Resolution No. 4,993/22 provides for the rules governing the investment of technical reserve resources, from provisions and funds of insurance companies, capitalization companies, EAPCs and local reinsurers, on the investments of resources required in Brazil to guarantee the obligations of reinsurers admitted and on the portfolio of Individual Scheduled Retirement Funds (FAPI), later amended by CMN Resolution No. 5,016/22.

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At the same time, CNSP edited CNSP Resolution No. 432/21, which among various subjects, also regulates the investments by insurance companies, EAPCs, capitalization companies and local reinsurers.

Currently, in addition to Complementary Law No. 109/01, the main rules governing the activity of open supplementary pension are CNSP Resolution No. 463/24, CNSP Resolution No. 464/24, SUSEP Circular No. 698/24 and SUSEP Circular No. 699/24.

Reinsurance

The reinsurance market in Brazil is regulated by a set of legal and inflexible rules that govern both the assignment and the acceptance of risks, as well as the operational limits applicable to insurers and reinsurers.

Insurance companies must operate with reinsurers registered with SUSEP, and may, exceptionally, contract out reinsurance or retrocession operations not authorized to operate in Brazil when local and foreign reinsurers lack sufficient capacity.

Currently, due to Decree No. 10,167/19, the Brazilian law provides that the insurer or the cooperative society may concede occasional reinsurers up to 95% of premiums ceded in reinsurance, calculated based on the totality of its operations in each calendar year. In the same way, the local reinsurer may also concede up to 95% of the premiums issued relating to risks they have underwritten, also calculated on the basis of the totality of its operations in each calendar year. It is worth noting that some lines or insurance modalities may have greater or lesser restrictions on the percentages of premiums that may be ceded in reinsurance.

Previously, certain minimum limits were established by SUSEP for the transfer of risks to local reinsurers, as well as maximum limits for certain lines, for the transfer of risks to companies in the same financial conglomerate based abroad. Currently, CNSP Resolution No. 451/22 indicates that, for the purposes of fulfilling the preferential offer related to Brazilian reinsurers, the insurance company must observe the percentage established in the current legislation, applicable to each automatic or optional contract. In addition, it establishes that insurance companies should submit to SUSEP, by March 31 of the following calendar year, technical justification for a percentage of reinsurance assignment in excess of 90%, considering the totality of their operations, per calendar year. In addition, reinsurance and retrocession operations carried out between companies linked or belonging to the same financial conglomerate must occur under balanced conditions of competition, and the parties involved will be responsible for demonstrating compliance with these conditions.

Recently, CNSP Resolution No. 380/20 extended the list of people who can purchase reinsurance, including: (i) open supplementary pension fund entity (EAPC) (Article 2, paragraph 1); and (ii) closed supplementary pension fund entity (EFPC) and operators of private health care plans (Article 2, paragraph 2). Although it was revoked by CNSP Resolution No. 451/22, the provisions in this regard were maintained.

Taxes on our main transactions

Taxes on financial transactions (IOF)

On loan transactions

IOF on loans levied on loan operations have as their taxable event the delivery of the obligation amount or value or its placement available to borrowers. The applicable daily rate is 0.0082% per day, both for legal entity and individual borrowers, incident on the value of the principal placed at the disposal of the interested party. In the case of operations with a certain principal, the daily rate shall not exceed the value resulting from its investment multiplied by 365 days. In the case of revolving credit, the basis of calculation shall be the sum of the daily debit balances calculated on the last day of each month.

Since January 2008, loan operations and advances have also been subject to a 0.38% rate, regardless of the duration of the operation. Thus, in loan operations with the principal defined for legal entities, the maximum effective rate of the IOF on loans is 3.373% (daily rate multiplied by 365 days, plus 0.38%).

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IOF on loans is levied on loan operations between residents in Brazil, and on operations whose creditor resides in Brazil, even if the debtor is located abroad. IOF on loans is not levied when the lender is located abroad, and the borrower is in Brazil (without prejudice to the incidence of the IOF/Exchange rate).

Insurance transactions

IOF on insurance levied on insurance operations has as its taxable event the receipt of premium. The main applicable rates are as follows:

•	0.0% on: (i) reinsurance operations; (ii) mandatory insurance, linked to housing loans granted by SFH; (iii) insurance operations for export credits and international merchandise transportation; (iv) aeronautical insurance and civil liability of airlines; (v) premiums intended to life insurance plans with survival coverage; and (vi) guarantee insurance, among others;
•	0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships;
•	2.38% private health insurance business;
•	5% in the contributions to cover the cost of a life insurance plan with survival coverage paid by the individual from January 1, 2026, provided that the sum of the amounts contributed in all insurance plans of the policyholder in the year, even if of different insurance companies, is more than R$600,000.00, only on the value that exceeds R$600,000.00 per annum; and
•	7.38% for all other insurance transactions.

As of 2027, in addition to the fact that there is no constitutional basis for the IOF on insurance, insurance operations will be qualified as “financial services” for the purposes of taxation by the Tax on Goods and Services (IBS) and the Contribution on Goods and Services (CBS).

Income and social contribution taxes on income

Federal taxes on company profits include two components, income tax known as IRPJ and tax on net income, known as CSLL, both calculated on the adjusted net income. Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum, corresponding to a combined rate of approximately 25.0%. In relation to Social Contribution we have three rates in force: 20% for banks, 15% for financial institutions (non-banking) and 9% for non-financial companies.

It is important to highlight that companies in Brazil are taxed based on their global income, and not just the income produced exclusively in Brazil.

In 2024, through Law No. 15,079/24, Brazil incorporated the “GloBE Rules”, a model established by the OECD that introduces an effective minimum rate of 15% on profits, for multinational groups with annual revenue exceeding 750 million euros (approximately R$4,785 million). This legislation adopts the Qualified Domestic Minimum Top-up Tax (QDMTT) that prioritizes the jurisdiction where profits were generated by imposing a minimum income tax. If we tax our profit with an effective rate of less than 15%, we should collect an additional CSLL to reach the required minimum. In 2025 we had no additional CSLL collection.

PIS and COFINS

PIS and COFINS are federal taxes imposed on the gross revenues of legal entities. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets and, in general, export revenues are not included in the calculation base. Revenue corresponding to the receipt of interest on own capital is subject to the incidence of PIS and COFINS.

In 2002 (PIS) and 2003 (COFINS), the government implemented the non-cumulative collection system, allowing the discount of credits related to certain operations, with consequent increase in rates. As of May 2004, collection on the import of goods or services was introduced.

The rates of PIS and COFINS on financial revenues of legal entities subject to the non-cumulative regime are currently 0.65% and 4.0%, respectively (Decree No. 8,426/15). The zero rate is applied for the financial revenue resulting from exchange rate changes in exports and hedge operations carried out on the stock exchange or on the organized OTC market (Decree No. 8,451/15).

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Financial institutions remain subject to PIS and COFINS by the "cumulative" system, without discount of credits (Article 10, I, Law No. 10,833/03), but may exclude certain expenses from the calculation basis (such as expenses of financial intermediation and claims indemnities). In this scheme, the applicable rates are 0.65% (PIS) and 4.0% (COFINS).

After the end of the transition process of the Tax Reform (2026-2033), PIS and COFINS will be replaced by the CBS, according to Constitutional Amendment No. 132/23 and Complementary Law No. 214/25. It is not possible to estimate the impacts of implementation of the Tax Reform on the company’s operations.

Compliance with the Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS) (Tax Compliance Laws for Foreign Accounts)

We maintain the commitment to observe the laws and regulations applicable to our business, strictly complying with the criteria established by the international treaties FATCA and CRS, which aim to combat tax evasion, money laundering and terrorist financing.

FATCA, established by the United States government to identify financial accounts of U.S. taxpayers residing in other countries, was incorporated in Brazil by Decree No. 8,506/15, of the Executive Branch.

The CRS, developed under the coordination of the OECD (Organization for Economic Co-operation and Development) with the participation of the main countries of the world, was regulated in Brazil by the Federal Revenue Service, through Normative Instruction No. 1,680/16. Like FATCA, CRS aims to identify financial accounts of foreign taxpayers belonging to countries that are signatories to the agreement.

To meet national and international requirements, we have established internal Compliance standards that ensure transparency of information and implement effective measures to control, monitor and continuously improve processes.

Centralized Registration and Deposit of Financial Assets and Securities

In August 2017, the Brazilian Congress converted Provisional Measure (PM) No. 775/17, issued by the President of Brazil in April 2017, into Law No. 13,476/17. The new law consolidates the provisions on the creation of liens over financial assets and securities. On the same day, the CMN issued Resolution No. 4,593/17, as amended, to regulate the provisions set by Law No. 13,476/17 and consolidate the regulation on centralized deposits and registry of financial assets and securities issued or owned by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Resolution No. 4,593/17, as amended, presents a clearer definition of financial assets which includes, in addition to traditional financial instruments such as certificates and bank deposit receipts, credit securities subject to discount and credit card receivables. In addition, the rule establishes that the record of financial assets and securities is (i) applicable to bilateral operations (meaning operations directly with clients), with some exemptions in certain situations; and (ii) the centralized deposit is applicable to credit securities with payment obligations and securities issued by financial institutions or other institutions authorized to operate by the Central Bank of Brazil as a condition for engaging in certain negotiations and in the assumption of custody. The Central Bank of Brazil will issue regulations governing the implementation of such rules, including the creation of an electronic system for the constitution of liens and encumbrances.

As of December 2020, by means of BCB Normative Instruction No. 61/20, the financial institutions and other institutions authorized to operate by the Central Bank of Brazil should inform the standardized identifier of the loan (IPOC), dealt by in Circular No. 3,953/19, as amended by BCB Resolution No. 36/20, in the registry of financial instruments representative of loan and leasing operations, including those subject to assignment of credit, chattel and portability and in the form of credit rights, in systems of registration and financial settlement of assets authorized by the Central Bank of Brazil.

In March 2023, the Central Bank of Brazil issued BCB Resolution No. 308/23, which provides for the conditions for the exercise of the activities of registration and centralized deposit of real estate receivables by central financial asset registrars and depositories. Among these conditions, the said Resolution provisions that the contracts must establish, among others, that the real estate receivables of the enterprise will be registered or deposited exclusively in the registered entity or in the contracted central depositary, whereby portability is admitted.

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For the purposes of BCB Resolution No. 308/23, the real estate credit right constituted or to be constituted is considered receivable, which is the result of a purchase and sale contract or a promise of purchase and sale, with or without the issuance of a Mortgage Bond (CCI), agreed between syndicator or developer and purchaser or committed purchaser of an autonomous real estate unit or lot.

b)	main aspects related to compliance with legal and regulatory obligations related to environmental and social issues by the issuer

Regarding environmental, social and climate issues, the performance of financial institutions in Brazil is subject to a specific set of regulations established by regulatory bodies such as the Central Bank of Brazil (BCB), the National Monetary Council (CMN) and the Securities and Exchange Commission (CVM).

CMN Resolution No. 4,943/21 requires financial institutions to maintain a Social, Environmental and Climate Responsibility Policy (PRSAC), which guides their actions in these dimensions throughout the conduct of business, operations and relationships with clients, users, suppliers, investors, employees and other parties impacted by the activities of financial institutions. This policy should reflect the issuer's strategy, considering the size, complexity of activities and potential socio-environmental and climatic impacts. Monitoring mechanisms, targets and periodic reviews are also required.

In addition, CMN Resolution No. 3,945/21 deals with Social, Environmental and Climate Risk Management (GRSAC), establishing that financial institutions should develop processes to identify, evaluate, monitor and mitigate these risks in all their operations, including considering risks arising from activities carried out by counterparts, controlled entities, suppliers and third-party service providers. Institutions classified in segments S1 (Bradesco case), S2, S3 and S4 must prepare and maintain a Social, Environmental and Climate Risk and Opportunity Report (GRSAC Report), as well as report to the Central Bank of Brazil information related to the exposures of these operations, such as credit and securities, and the profile of the respective debtors.

In addition to current regulations, reporting structures such as the GRI (Global Reporting Initiative), the SASB (Sustainability Accounting Standards Board) and the recommendations of TCFDs (Task Force on Climate-related Financial Disclosures) have been widely used as a reference by financial institutions and open companies, with the aim of strengthening transparency and consistency of information disclosed to the market on ESG risks and opportunities.

Bradesco voluntarily adopts these references in its reports, in addition to measuring and publishing our funded emissions using the methodology of the Partnership for Carbon Accounting Financials (PCAF). We are also signatories to the Principles for Responsible Banking (PRB), promoted by UNEP FI (United Nations Environment Programme Finance Initiative).

These commitments reinforce the integration of ESG criteria into the Organization’s strategy, increasing transparency and management of the socio-environmental impacts related to our activities.

c)	reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the activities

No reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the Bradesco activities.

d)	financial contributions, with indication of the respective values, made directly or through third parties:
i.	in favor of occupiers or candidates for political positions
ii.	in favor of political parties
iii.	to fund the exercise of influence activity in public policy decisions, especially in the content of normative acts

According to the provisions of Law No. 9,504/1997 (Electoral Law) and Law No. 9,096/1995 (Political Party Law), and in our “Bradesco Integrity Program” Standard donations of legal entities to candidates or political parties are prohibited, therefore, Bradesco Organization and its jointly or individually controlled companies are expressly prohibited from making any political donations.

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Although donations by Individuals are allowed, it is recommended to all who exercise statutory functions in the Bradesco Organization to refrain from making personal donations to electoral campaigns, extending the same recommendation to those who are inserted in their circle of economic dependence.

The Bradesco Integrity Program standard is available on the Bradesco RI website Ethics Code.

1.7 – Countries from which the issuer generates significant revenue

Bradesco does not get relevant revenues from its holdings in foreign countries.

1.8 – Foreign countries disclosed in item 1.7, describing relevant impacts arising from the regulation of these countries on the issuer's business

Since they do not provide relevant revenues, specific regulations of the countries where Bradesco has business do not have relevant impacts on the operations of the Bank.

1.9 – Environmental, social and corporate governance (ESG) information, indicate:

a)	If the issuer discloses ESG information in an annual report or other specific document for this purpose

Bradesco’s Integrated Report and ESG Report comprise main financial and non-financial actions and results based on topics considered most relevant to the Organization and its stakeholders. In addition, specific contents are disclosed on the Investor Relations (www.bradescori.com.br/en/) and Sustainability (banco.bradesco/html/classic/sobre/sustentabilidade/en/index.shtm) websites.

b)	The methodology or standard followed in the preparation of this report or document

We follow the Global Reporting Initiative (GRI) and International Integrated Reporting Council (IIRC) methodologies. We also consider the transparency guidelines of the Sustainability Accounting Standards Board (SASB) and the Abrasca Code for Self-Regulation and Good Practices of Publicly Traded Companies. We seek to meet the transparency requirements used by B3’s Corporate Sustainability Index (ISE) and the Dow Jones Sustainability Index (DJSI); among others.

c)	If this report or document is audited or reviewed by an independent entity, identifying that entity, if applicable

The process of preparation and the information published in the Integrated Report and ESG Report are ensured by KPMG Auditores Independentes Ltda.

d)	The page on the internet where the report or document can be found

More information about the Integrated Report, ESG Report, and Bradesco’s policies, practices and rules, is available on: www.bradescori.com.br/en/ and www.bradescosustentabilidade.com.br.

e)	If the report or document produced considers the disclosure of a materiality matrix and ESG key performance indicators, and what are the material indicators for the issuer

The Integrated Report and the ESG Report consider the dissemination of material themes and key performance indicators related to sustainability.

The materiality matrix was revised at the end of 2024 and the new version adopts the concept of double materiality, contemplating both the bank’s impacts on society and the environment (materiality of impact), and the effects of ESG issues on the financial performance (financial materiality). The material themes resulting from this last year reaffirmed the relevance of the seven themes already monitored earlier. For each material theme, we follow several key indicators, for which we have included some examples below.

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Material Indicators

•	INNOVATION AND TECHNOLOGY
o	Artificial intelligence (BIA): Total interactions in BIA with Generative AI;
o	Digital platforms: Representation of mobile and internet channels (individual and business clients) in the total number of bank transactions;
o	Experimentation with emerging technologies: Total number of experimentations with emerging technologies, average maturity level of the top 10 strategic technologies;
o	Open Innovation: Participation of ESG startups in the innovation ecosystem; total number of closed deals in the innovation ecosystem; and
o	Innovation culture and awareness: Total individuals engaged through tech literacy initiatives, events, and immersive experiences; total number of events focused on ESG at Inovabra.

•	ETHICS, INTEGRITY AND TRANSPARENCY
o	Training – Percentage of employees trained in ethics; percentage trained in anti-corruption; percentage trained in anti-money laundering;
o	Whistleblower Channel – Annual disclosure in the ESG Report of the nature of reports received via the whistleblower channel and the actions taken;
o	Recognition for Practices – Receipt of the Pró-Ética Seal; and
o	Transparency – Adoption of best market practices in preparing the Integrated and ESG Reports.

•	CLIMATE RISK AND OPPORTUNITY MANAGEMENT
o	Operational emissions – GHG emissions – Scope 1 (tCO2e); Reduction target compared to base year (%); Reduction target compared to base year (%); Performance compared to base year (%); percentage of energy from renewable sources in facilities; percentage of offset operational emissions;
o	Climate transition – Sectors with decarbonization targets;
o	Financed and invested emissions – Percentage of corporate portfolio coverage in the calculation of financed emissions; percentage of invested portfolio coverage in the calculation of invested emissions; and
o	Climate risk management – Monthly monitoring of loan operations for corporate clients in sectors significantly exposed to climate risks.

•	DATA PRIVACY AND SECURITY
o	Training – Percentage of employees trained in LGPD (Brazilian General Data Protection Law);
o	Information Security Incident Prevention – Total number of incidents reported to regulatory bodies;
o	Authorization of secondary data – Percentage of individual clients who did not opt out of commercial data usage; and
o	Response to Data Subjects’ Rights – Percentage of self-service responses to data subjects via LGPD.

•	CUSTOMER RELATIONSHIP, INCLUSION AND FINANCIAL HEALTH
o	Training – Percentage of employees trained in Customer and User Relationship;
o	Customer satisfaction – Evolution of the NPS (Net Promoter Score) for individual clients;
o	Financial inclusion – Total new accounts opened by underserved groups; total number of cities where Bradesco is the only bank present; and
o	Financial education – Total number of accesses to financial education content and courses on the Unibrad and Financial Citizenship portals; total number of volunteers trained to promote financial education through the corporate volunteering program; total number of people benefited by financial education initiatives promoted through the corporate volunteering program; number of interactions in courses, lectures, workshops, and other activities held during ENEF Week and through institutional campaigns; reach of communications related to financial education and guidance; number of uses of financial planning tools.

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•	HUMAN CAPITAL MANAGEMENT
o	Development and training – Amount invested in employee development and training; percentage of employees trained in at least three learning solutions; total employees with certifications;
o	Employee satisfaction – Coverage rate of employee satisfaction surveys; employee satisfaction index;
o	Social responsibility – Total number of audits carried out annually in the Social Responsibility Management System;
o	Viva Bem Program – Total number of events held focused on health promotion; total participations in health-focused activities; and
o	Diversity, Equity, and Inclusion – Percentage of employees trained in diversity; percentage of women in the workforce; percentage of Black people in the workforce; percentage of Black individuals in leadership.

•	SUSTAINABLE BUSINESS
o	Sustainable businesses – Volume of funds allocated to sustainable businesses; total number of employees trained or engaged in sustainable business and climate change topics; total number of clients trained or engaged in sustainable business and climate change topics; volume of funds allocated to the financing of hybrid and electric vehicles; volume of funds allocated to financing solar panel systems; and
o	Responsible investments – Percentage of assets under management by Bradesco Asset that incorporate ESG analysis; percentage of Bradesco Asset employees trained and engaged in the ESG agenda.

More information about these indicators can be found in the “Annex – Material Indicators” section of our ESG Report. We also provide an extended list of other ESG indicators in our Integrated and ESG Reports. Both are available at: https://www.bradescori.com.br/en/bradesco/integrated-reporting-and-esg/

f)	If the report or document considers the Sustainable Development Goals (SDGs) established by the United Nations and what are the material SDGs for the issuer's business

Aligned with the Sustainability Strategy of the Organization and leveraging our commitment to generating value to our stakeholders, we prioritize six SDGs, which reinforce the commitment to align business with the 2030 Agenda, as well as monitoring the impacts and the contribution to the goals of society and its progress in the implementation of the Principles for Banking Responsibility (PRB).

The prioritization process of the SDGs was conducted in 2019 and considered consultation with stakeholders, comparative study of industry benchmarking, relevance matrix and strategic pillars of the Organization, Brazilian scenario (main social and environmental issues), in addition to recommendations and reporting and performance guidelines, among others. The process and its results were verified by independent external consultancy, which issued an opinion on the adopted methodology. In 2025, this process was revised with the objective of ensuring the timeliness of the analysis, once the accession of the same previously prioritized SDGs have been confirmed, due to their continuous alignment to the Organization’s strategy and their performance in the social, economic and environmental spheres. The SDGs defined as priorities are:

4 – Quality education

5 – Gender equality

8 – Decent work and economic growth

9 – Industry, innovation, and infrastructure

10 – Reduced inequalities

13 – Climate action

g)	If the report or document considers the recommendations of the Task Force for Climate Change-Related Financial Disclosures (TCFD) or recommendations for financial disclosures of other recognized entities that are related to climate issues

Yes, we follow Task Force guidelines for Climate Change-Related Financial Disclosures (TCFD) and other global alliances such as PCAF, which underpin the best practices adopted by the financial sector.

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Additionally, we report climate-related requirements for key market indices and ratings, such as CDP, ISE and Dow Jones.

h)	If the issuer performs greenhouse gas emission inventories, indicating, if applicable, the scope of the inventoried emissions and the page on the world computer network where additional information can be found

Since 2006, we have developed the Emission Inventory of our operations, following the guidelines of the ABNT ISO 14,964-1 Standard. From 2008, we also incorporated the specifications of the Brazilian GHG Protocol Program into the process. The inventory can be found on:

https://banco.bradesco/assets/classic/pdf/sustentabilidade/bradesco-inventario-de-emissoes-GEE-2025.pdf.

1.10 – Specific information of mixed economy companies

Not applicable.

1.11 – Indicate the acquisition or disposal of any relevant asset that is not classified as a normal operation in the issuer's business

BV DTVM / Tivio DTVM

On August 24, 2022, we, through our subsidiary Kartra Participações Ltda., signed with Banco Votorantim S.A., a contract for the formation of an independent investment manager, through the acquisition of the equity stake of 51% of the capital of Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. (new name of BV Distribuidora de Títulos e Valores Mobiliários S.A.), Banco Votorantim S.A. remaining with a stake of 49%. On February 28, 2023, after complying with the previous legal and regulatory conditions, the acquisition was completed.

Hospital Santa Lúcia

On August 31, 2023, Atlântica Hospitais e Participações S.A. (“Atlântica”), a company indirectly controlled by us and by Bradseg Participações S.A. (member of the Grupo Bradesco Seguros), firmed with Hospital Santa Lúcia S.A. (“HSL” and, together with its subsidiaries, “Grupo Santa”) and its current partners, an Investment, Purchase and Sale Agreement of Shares and other Agreements for Atlântica to acquire 20% of the share capital of HSL. Grupo Santa is the largest hospital network in the Midwest region, with presence in the Federal District, Goiás, Mato Grosso and Mato Grosso do Sul. On September 30, 2024, after complying with the previous legal and regulatory conditions, the acquisition was completed.

Hospital Mater Dei

On December 21, 2023, Atlântica Hospitais e Participações S.A. (“Atlântica"), a company indirectly controlled by us and by Bradseg Participações S.A. (member of the Grupo Bradesco Seguros), firmed with Hospital Master Dei S.A. (“Mater Dei”) an Investment Agreement for the establishment of a Society (“SPE”) in which Atlântica will hold a 51% stake, and Mater Dei 49%, with the aim of developing and operating a new general hospital located in the north of the city of São Paulo. The hospital will be built on a property owned by a company of Bradesco Organization, which will be responsible for the development and lease of the building to the SPE, in the built to suit modality. The consummation of the transaction is subject to compliance with certain usual preceding conditions, including the appropriate regulatory approvals.

Public Offering for Acquisition of Shares - Cielo

On February 5, 2024, through our indirect subsidiary Quixaba Empreendimentos e Participações Ltda. (“Quixaba”), together with BB Elo Cartões Participações S.A., Elo Participações Ltda., Alelo Instituição de Pagamento S.A. and Livelo S.A., jointly known as Bidders, communicated to Cielo S.A. – Payment Institution (“Cielo”), informing about its decision to proceed with the conversion of the public company register from category “A” to “B”, with its consequent withdrawal from the special listing segment of the New Market of B3 S.A. – Brazilian Exchange & OTC (“B3”), through the launch of a unified public offering for the acquisition of shares (OPA), according to the applicable legislation and the Company’s bylaws. On September 26, 2024, after compliance with certain conditions, including the necessary regulatory approvals, the OPA was completed, and Quixaba now holds 30.61%, Livelo holds 20.52% and Elo holds 19.70% of the Company’s common shares.

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Atlântica and Rede D´Or Partnership

On May 8, 2024, Atlântica Hospitais e Participacões S.A. (“Atlântica”), a company indirectly controlled by us and by Bradseg Participações S.A. (a member of the Grupo Bradesco Seguros), firmed an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for the creation and joint action in a new hospital network (“Atlântica D’Or”) to make investments, construction, development and operation of general hospitals in the regions of Macaé-RJ, Alphaville-SP and Guarulhos-SP, as well as for the analysis of the potential joint development of future new hospitals in other cities (“Partnership”), particularly in Taubaté and Ribeirão Preto. Atlântica D’Or will be organized by the parties through a corporate structure, in the proportion of 50.01% for Rede D’Or and 49.99% for Atlântica. On August 15, 2024, after complying with the previous legal and regulatory conditions, the Partnership was completed.

John Deere Bank

On August 8, 2024, we, through our direct subsidiary Bradesco Holding de Investimentos S.A. (“BHI”), firmed an Investment Agreement with John Deere Brasil S.A. (“John Deere Brasil”), a wholly owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of agricultural, construction and forestry equipment. Through this agreement, we will hold a 50% stake in Banco John Deere S.A. (Transaction). This strategic partnership will further strengthen the position in the agribusiness and construction sectors by expanding the supply of financing and financial services to clients and dealers in the acquisition of John Deere group's equipment, parts and services. On February 10, 2025, after complying with the previous legal and regulatory conditions, the Transaction was completed.

Hospital São Luiz Campinas (Extension of the Atlântica and Rede D´Or Partnership)

On November 1, 2024, Atlântica Hospitais e Participacões S.A. (“Atlântica”), a company indirectly controlled by us and by Bradseg Participações S.A. (a member of the Grupo Bradesco Seguros), firmed an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for inclusion of Hospital São Luiz Campinas in the “Atlântica D’Or” Hospital network (Transaction), thus expanding the partnership firmed with Rede D’Or, released on May 8, 2024. The consummation of the transaction is subject to compliance with certain usual preceding conditions, including the appropriate regulatory approvals.

Hospital Glória D´Or (Extension of the Atlântica and Rede D´Or Partnership)

On September 1, 2024, Atlântica Hospitais e Participações S.A. (“Atlântica”), a company indirectly controlled by us and by Bradseg Participações S.A. (a member of the Grupo Bradesco Seguros), firmed an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for the inclusion of Hospital Glória D’Or in the Atlântica D’Or hospital network (Transaction), thus expanding the partnership signed with Rede D’Or, disclosed to the market on May 8 and November 1, 2024, retaining the existing corporate shareholding, with a 50.01% stake for Rede D’Or and 49.99% stake for Atlântica. On January 30, 2026, after complying with the previous legal and regulatory conditions, the transaction was completed.

Maternidade São Luiz Star (Extension of the Atlântica and Rede D´Or Partnership)

On November 10, 2025, Atlântica Hospitais e Participações S.A. (“Atlântica”), a company indirectly controlled by us and by Bradseg Participações S.A. (a member of the Grupo Bradesco Seguros), firmed an Investment Agreement with the Rede D´Or São Luiz S.A. group (“Rede D’Or”) for the inclusion of Maternidade São Luiz Star, a maternity hospital located in the city of São Paulo, in the structure Atlântica D’Or, disclosed to the market on May 8, 2024, with two similar expansions communicated in 2024 and 2025 (Partnership), maintaining the existing corporate structure, with a share of 50.01% for Rede D’Or and 49.99% for Atlântica. On February 26, 2026, after complying with the previous legal and regulatory conditions, the partnership was completed.

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1.12 – Indicate merger, division, incorporation, equity incorporation, capital increase or reduction involving the issuer and documents in which more detailed information can be found

Incorporation of BRAM

On July 31, 2024, after compliance with the applicable conditions, we concluded the incorporation of our direct subsidiary, Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários (“BRAM”), as approved by our shareholders’ meeting held on March 11, 2024. We succeed BRAM in all its responsibilities, rights and obligations, including the provisions set forth in records, contracts and any document to which BRAM was a party on July 31, 2024. The incorporation does not affect Bradesco’s ability to manage its own resources and those of third parties, as we will maintain the existing governance segregation structure, as well as the existing physical and functional structure to avoid any conflict of interest, aiming to preserve the independence of third-party resource management operations from other commercial activities.

Consolidation of Bradesco Organization’s Health Business at Odontoprev

On February 26, 2026, we jointly firmed with our wholly owned subsidiaries, Bradseg Participações S.A. (“Bradseg”) and Bradesco Gestão de Saúde S.A. (“BGS”), and our indirect subsidiary, Odontoprev S.A. (“Odontoprev”), the respective Protocols and Justifications regulating potential corporate restructuring, in order to consolidate in Odontoprev the shareholdings of the various health businesses of the Bradesco Organization and the businesses of Odontoprev (Operation).

The Operation consists, in short, of the following corporate acts: (i) partial spin-off of Bradseg with a version of a separate collection for Bradesco composed solely of the shares issued by Odontoprev and BGS held by Bradseg; (ii) incorporation of the shares issued by BGS by Odontoprev; and (iii) contribution of Odontoprev’s portfolio of assets and operational liabilities to Mediservice Operadora de Planos de Saúde S.A.

After the implementation of all stages of the Operation, Odontoprev, which will have its name changed to “Bradsaúde S.A”, will be assigned to the role of consolidating the health ecosystem of the Bradesco Organization, starting to control the totality of our health business.

As a result of the Operation, Odontoprev will integrate a complete health ecosystem, which will bring together health and dental insurance operator, hospitals, laboratories and diagnostic centers, primary care and oncological clinics and service platforms of the health segment and healthtechs. Thus, the consolidation of Odontoprev’s operations will bring, to Odontoprev, a more diversified performance, encompassing the entire health segment, with significantly higher revenues and results, expanding its growth potential and long-term sustainability.

The execution of the Operation is subject to the respective corporate and regulatory approvals applicable to each stage of the restructuring described above.

1.13 – Indicate the firming, extinction or modification of shareholders’ agreements and the documents in which more detailed information can be found

In the fiscal year of 2025, there was no signing, extinction or amendment of shareholder agreements and documents in which more detailed information can be found.

1.14 – Indicate significant changes in the way of conducting the issuer's business

In the fiscal year 2025, there was no significant alterations in the issuer’s manner of conducting its business.

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1.15 – Indicate significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries

All contracts that we consider relevant have been duly described in item 1.11 of this Reference Form.

1.16 – Other relevant information

There is no other information deemed relevant at this time.

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2. Officers’ notes

2.1 – General Financial and Equity Conditions

a)	general financial and equity conditions

The Officers of the Organization understand that the Company has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-term.

The Officers’ analysis is based on information from the last two financial statements on the balance sheet date in accordance with international accounting standards (IFRS – International Financial Reporting Standards), as follows:

2025

Although the Brazilian economy remained heated in the first six months of 2025, it slowed down in the second half of 2025. Household consumption lost traction throughout the year, responding to the restrictive monetary policy. Specific factors may lead to some re-acceleration of the GDP at the beginning of the year, but our projections indicate weaker growth in 2026.

Inflation closed 2025 within the target range after two years being above it, with important contributions from exchange rate valuation and accommodation of the economic activity. We believe that deflation will continue in the coming months, allowing the Central Bank of Brazil to start cutting the basic interest rate.

Uncertainties remain high on the international scene. While the US economy remains resilient, doubts about US’s economic policy represent an important risk vector for the global economy. This context is aggravated by geopolitical disputes around the world.

In 2025, the net income attributable to controlling shareholders was R$23.673 billion in the fiscal year, corresponding to a profitability of 13.7% on the average shareholders’ equity. The return on the average total assets was 1.1%. The consolidated shareholders’ equity attributed to the controlling shareholders reached R$178.415 billion and the total balance of the assets was R$2.330 trillion.

Loan and Fundraising Operations and Resource Management

Our transformation plan is on a fast track. In the way of serving, we consolidated the operation of corporate branches, added features to the new app for SMEs and made the journey more fluid. In individuals, we improved the value proposition in Prime and Principal, upgraded more clients and opened more offices for high income. We have more fully digital clients, we are more efficient in digital sales and maintain the adjustment in the footprint.

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Loan operations

(1) It refers to outstanding operations with pre-established limits linked to checking account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Summary Balance Sheet – Liabilities and Shareholders’ Equity

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•	R$791.468 billion in Loans and Advances to Clients in 2025 (R$720.240 billion in 2024), reflecting the increase in operations with: (i) legal entities that showed growth of 10.6% compared to 2024, with emphasis on the increase of: (a) 15.3% in loans (includes working capital and rural loans) and (b) 3.9% in financing and onlending (includes real estate financing, vehicles, BNDES/Finame onlending and Leasing), and (ii) individuals who showed a growth of 9.4% compared to 2024, with emphasis on the increase of: (a) 11.5% in financing and onlending (includes real estate and vehicle financing), and (b) 7.0% in loans (includes personal and rural loans);
•	R$427.099 billion in financial institution resources, an increase of 18.0% compared to the previous year, including: funds obtained funds on the open market, interfinancial deposits and bonds for loans and transfers;
•	R$721.274 billion in client resources, including: cash deposits, savings and term deposits, showing an increase of 11.9% compared to the previous year;
•	R$306.261 billion in securities issuance resources, of which R$294.837 billion is issued in the country and R$11.424 billion is issued abroad;
•	R$54.714 billion in subordinated debts, a decrease of 4.8% compared to the previous year, comprising lower volume of emissions and higher settlement and interest payments; and
•	R$419.715 billion in insurance contract liabilities, with an evolution of 10.8% compared to the previous year.

By the end of 2025, the market value of Bradesco totaled R$178.7 billion, representing 1.0 times the shareholders’ equity.

It is important to highlight that the comments, in relation to the return on average shareholders’ equity (ROAE) and the return on average assets (ROAA), are presented in item 2.1.h. Other analyses that are relevant to our financial and economic conditions related to liquidity sources and levels of indebtedness are presented in items 2.1.d, 2.1.e, 2.1.f and 2.1.h.

Operating Coverage Ratio

In 2025, the operating coverage ratio increased by 3.8 p.p. compared to 2024, driven by the increase in our fee and commission income, given the increase in advisory services with loan operations, card rents, capital market and consortia administration.

Regarding the variations presented for fee and commission income, personal and administrative expenses, the comments are included in item 2.1.h.

Expected loss of loans and advances (expenditure)

Our expense with expected loss of loans and advances for R$2,041 million, or 7.7%, in 2025 compared to 2024, driven by the increased growth of retail operations, especially in the segments of micro, small and medium-sized enterprises (MSME) and individuals, which have a profile that requires a greater allocation of provision.

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The following table shows the changes in our expected loss of loans and advances, the expense with loss of loans and advances, the recovered operations and the operation write-offs for the fiscal years ended in 2025 and 2024, as well as our ratio of expenses with loss in relation to the average balances of loans and advances to clients:

(1) Considers expected losses on commitments to be released and financial guarantees provided; (2) It does not include revenues with credit recovery worth R$5,761 million in 2025 (R$9,842 million in 2024) in BR GAAP are allocated under Other Operating Revenues, while in IFRS they are allocated under Expenses with Expected Losses.

Expected losses of loans and advances totaled R$50,093 million in 2025, reaching a coverage ratio above 90 days of 149.9% in 2025 (180.1% in 2024). We calculated our coverage ratio for NPL above 90 days by dividing the total balance of expected credit losses for loans and advances by the balance of loans and advances to clients expired more than 90 days.

Our level of losses/write-off with loans, net recoveries, reached 4.0% in relation to the average balance of loans and advances to clients in 2025 (4.3% in 2024).

Our portfolio of loans and advances to clients increased by 9.9%, reaching the sum of R$791,468 million in 2025 (R$720,240 million in 2024), reflecting the increase in operations with: (i) legal entities that showed growth of 10.6% compared to 2024, with emphasis on the increase of: (a) 15.3% in loans (includes working capital, rural loans and others), and (b) 3.9% in financing and onlending (includes import/export financing, real estate, vehicles, BNDES/Finame onlending and leasing); and (ii) individuals who showed growth of 9.4% compared to 2024, with emphasis on the increase of: (a) 11.5% in financing and onlending (includes real estate and vehicle financing, BNDES/Finame onlending and others), and (b) 7.0% in loans (includes personal payroll-deductible loans, and personal and rural loans).

b)	capital structure

Analyzing the following tables, the Officers understand that the bank’s current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for our operations is from third-party capital.

Over the last two years, Bradesco has kept its proportion of capital held by third parties over 90%, which is seen as a normal level for institutions in the financial intermediation business.

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(1) In January 2025, there was the acquisition of 4,970,900 of Treasury stock. On February 7, 2025, the cancellation of 50,158,200 shares held in the Company’s Treasury stock was approved (item d). In the first quarter, there was the acquisition of 15,000,000 to be kept in Treasury.

(1)	Adjusted total liabilities excluding controlling shareholder´s equity.

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Basel Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

The calculation of our Basel Ratio is shown below:

Our Basel Ratio ended the year at 15.8%, remaining above the 11.5% regulatory requirement established by the Central Bank of Brazil. The levels of capital presented reflect adequacy to current prudential requirements and capacity for loss absorption compatible with the institution’s risk profile.

c)	capacity to pay financial commitments

The Officers understand that the operations shown in the balance sheet by terms, presented below for the last fiscal year, show that Bradesco has a comfortable liquidity margin to honor its obligations in the short-term. It is worth highlighting that the management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its clients and meet its own needs of working capital for investment.

The following table shows the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

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Consolidated Statement of Financial Position presented by maturity (in accordance with International Financial Reporting Standards – IFRS):

(1) It includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities; (2) Demand and savings deposits and liability of insurance contracts comprising VGBL and PGBL products are classified as up 1 to 30 days, without considering average historical turnover; and (3) It includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

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d)	financing sources used for working capital and investments in non-current assets

Principal Sources of Funding (in accordance with the International Financial Reporting Standards – IFRS)

Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net interest income and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

As part of our asset and liability management, we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of loans we make with terms of the transactions under which we fund these loans. Subject to our policy constraints and the limits established by our Board of Directors, we occasionally take mismatched positions in relation to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability positions in accordance with Central Bank of Brazil requirements and guidelines. Our Executive Committee for the Asset and Liability and Treasury Management meets every two weeks to:

•	evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;
•	monitor and countersign the pricing strategies of asset, liability and derivative operations with our clients;
•	define internal prices of transfer of resources (Funds Transfer Price – FTP) of liabilities and assets in local and foreign currency;
•	approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the COGIRAC and the Board of Directors; and
•	monitor and countersign results, strategies, behaviors and risks of mismatch and indexes maintained by us and managed by the Treasury.

In making such decisions, we evaluate not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. We also consider other potential risks, as well as market liquidity, our institutional needs and perceived opportunities for gains. Our Executive Committee for the Asset and Liability and Treasury Management holds extraordinary meetings as required in response to unexpected macroeconomic changes.

In addition, we receive daily reports on our mismatched and open positions, while our Executive Committee for the Asset and Liability and Treasury Management assesses our risk position every two weeks.

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The following table shows, as of the dates indicated, our sources of funding, as well as other non-interest-bearing liabilities:

Deposits

Our principal source of funding is deposits from individuals and legal entities in Brazil. As of December 31, 2025, our deposits totaled R$728.0 billion, representing 33.8% of our total liabilities.

We provide the following types of deposit and registration accounts:

•	checking accounts;
•	savings accounts;
•	time deposits;
•	interbank deposits from financial institutions;
•	accounts for salary purposes; and
•	accounts for payment of the INSS benefit.

Funding in the open market

Funding in the open market consists mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase.

The majority of these financial assets subject to repurchase agreements are guaranteed by Brazilian government securities. This type of transactions is generally short-term (normally intraday or overnight) and are volatile in terms of volume once directly impacted by market liquidity. We believe that the risks associated with these transactions are low, given the quality of the collateral assets. In addition, repurchase transactions are subject to operating limits of capital based on the equity of the financial institution, adjusted in accordance with Central Bank of Brazil regulations. A financial institution may only make repurchase transactions at a value of up to 30 times its RE, a limit we comply with. The limits on repurchase transactions involve securities issued by Brazilian government authorities and vary according to the type of security involved in the transaction, and the perceived risk of the issuer as established by the Central Bank of Brazil.

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Loans and onlending

The obligations for loans are constituted, mainly, with the funding of lines obtained from banking correspondents for import and export financing. Our access to this source of resources has been continuous and the funds occur with rates and terms according to market conditions.

The obligations for onlending consist in resources for local transfers, in which we borrow from entities and national government agencies for onlending to Brazilian companies, for investments in installations, equipment, agriculture, among others.

We conduct onlending transactions where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations (BNDES, the International Bank for Reconstruction and Development or IBRD and the Inter-American Development Bank or IDB) which are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

Funds from securities issued

Funds obtained from our securities issued originate mainly from the following operations:

•	Financial notes: fixed income securities issued by us with the purpose of raising funds, from individuals and legal entities, in the long-term, given that they have a maturity exceeding two years. On the other hand, they offer investors better profitability than other financial investments with daily liquidity or with shorter period of maturity, which are divided into two modalities:
o	Simple: consists in the promise of payment in nominative, transferable cash and in this way, it can be negotiated on the secondary market; and
o	Subordinated: with initial investment and longer deadlines than the simple modality, it is used to reinforce our capital, in which, in the event of dissolution of the institution, the payment to investors shall be conditional upon the settlement of other commitments and obligations of payment, and is therefore recommended for Qualified Investors (as defined in CVM Resolution No. 30/21).
•	Letters of credit for real estate: securities for Individuals that are backed by real estate credits guaranteed by mortgages or by chattel, giving their borrowers the right of credit at nominal value, interest or monetary restatement;
•	Letters of credit for agribusiness: security issued by us, intended for individuals, which are tied to credit rights of business conducted with rural producers or their cooperatives; and
•	Letters of credit guaranteed by property: we have performed these operations since 2018, by issuing transferable nominative bonds, and of freely negotiable title, guaranteed by the portfolio of assets subject to the fiduciary system.

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The following table presents a summary of our resources regarding the issuing of securities concerning the periods indicated:

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-financing for export, import financing and working capital financing, predominately in the medium and long-term.

The increase of 18.7% in relation to 2024 was mainly due to the evolution of financial bills in the amount of R$29,452 million and letters of credit of real estate in the amount of R$19,456 million.

Subordinated debt

In 2025, subordinated debts had a drop of 4.8%. The variation reflects lower emissions beyond the maturity of operations during 2025.

Liabilities of insurance contracts

The variation presented in the balances of 2025 vs. 2024 is related, mainly, to the variations of the provisions for VGBL / PGBL products.

e)	financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

The Treasury area acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. The Treasury area covers any funding shortfall by borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our main sources of funding are:

•	demand deposits, savings and time deposits, as well as interfinancial deposits; and
•	open-market borrowing, loan bonds and onlending operations, resources from issuing of securities and subordinated debts, part of them expressed in foreign currencies.

Our capital market operations act as a source of resources, through our operations with financial institutions, mutual funds, fixed and variable income investment funds, and foreign investment funds.

In relation to liquidity risk, in 2015 the National Monetary Council (CMN) issued Resolution No. 4,401/15, as amended, addressing the definition and minimum limits of the LCR, which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The main purpose of the LCR is to ensure the existence of a minimum number of net assets in normal market conditions to be used in periods of higher shortage or necessary liquidity in order to maintain the business ongoing and insure the stability of the financial system. In 2017, the CMN and the Central Bank of Brazil published Resolution No. 4,616/17 and Circular No. 3,869/17 about the Net Stable Funding Ratio (NSFR), which establish, respectively, the minimum limit/compliance conditions and the methodology for calculation and disclosure of information to the market. In order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term (LCR) and a long-term one (NSFR). The purpose of the Liquidity Coverage Ratio (LCR) is to show that institutions maintain sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the Net Stable Funding Ratio (NSFR) is to encourage institutions to finance their activities from more stable sources of funding, setting forth the requirement of a ratio of more than 100% for the LCR and NSFR from January 2019 and 2018, respectively. On January 1, 2020, Circular No. 3,930/19 of the Central Bank of Brazil, which deals with the Pillar 3 Report and revoked part of Circular No. 3,869/17, concerning the disclosure of NSFR information, was revoked by Resolution BCB No. 54/20, which passed disciplinary action on the publication of the Pillar 3 Report. As a result of the unfolding of the Covid-19, the Central Bank of Brazil edited Circular No. 3,749/15, amending the limit of the amount of the total reserve requirements collected in the Central Bank of Brazil, not considered in portions of (i) free reserves or for release in central banks within the next thirty days; (ii) reserve requirements collected in the Central Bank of Brazil, concerning savings deposits and demand deposits, limited to the total amount of estimated cash outflows for each one of these modalities and (iii) other reserve requirements collected in the Central Bank of Brazil, limited to the amount to be returned to the institution as a result of the defined outflow, from 15% to 30% of total assets of Tier 1 capital of the institution in Brazil.

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The Central Bank of Brazil, in February 2020 published Circulars No. 3,986/20 and No. 3,987/20 and, in March 2020, Circular No. 3,993/20 which reduced the compulsory deposit rate on time deposits from 31% to 17% and allowed the use of 30%, instead of 15%, of the amount of compulsory reserves deposited in the Central Bank of Brazil in the calculation of the LCR. Subsequently, BCB Resolution No. 78/21 of the Central Bank of Brazil of March 2021, redefined the validity of the rate of compulsory deposits on term deposits of 17% until November 2021, when it returned to 20%. However, in November 2021, through BCB Resolution No. 145/21, the Central Bank of Brazil allowed the compensation of up to 3% of the calculation base of the compulsory deposit on term deposits with the value of the bank’s total financial limit on the bank’s forward liquidity lines of the Central Bank of Brazil (this limit is generated by the deposit of private securities in guarantee). These measures and others of lower impact resulted in response to the facts resulting from the Covid-19 pandemic.

BCB Resolution No. 175/21 regulates the discount rate operations of the Central Bank of Brazil, available to financial institutions that need liquidity. Discount rates can occur in the intraday or one business day modality, through purchase operations with a commitment to resell federal public securities registered with Selic, under the Reserves Transfer System (STR) and Instant Payments System (SPI).

In exceptional situations of liquidity stress, the Central Bank of Brazil may evaluate formal requests for financial assistance through the presentation of operational and financial information by the requesting institution. After analysis, the Central Bank of Brazil decides on the concession, conditions and costs of the operation. It should be noted that the Company has no history of utilizing such liquidity assistance facilities.

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f)	indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

g)	limits of contracted financing and percentages already used

There are no limits for the use of contracted financing.

h)	significant changes to each item of financial statements

Below, we present our Balance Sheet and Income Statement.

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Consolidated Balance Sheet

In relation to significant changes in managerial consolidated balance sheet items, the table below compares the main events in 2025 and 2024:

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In 2025, the total financial assets increased by 13.0% compared to 2024 and totaled R$2,137 billion, representing 91.7% of the total assets, driven by the increase in our (i) financial assets at fair value through profit or loss; (ii) loans and advances to clients, net of expected loss provision; and (iii) loans and advances to financial institutions, net of expected loss provision.

▪	Financial assets at fair value through profit or loss – reached R$547,790 million in 2025, with a growth of 47.3% compared to 2024. This growth was driven, basically, by investments in Brazilian public securities.
▪	Loans and advances to clients, net of expected loss provision – reached R$744,457 million in 2025, representing a growth of 10.7% compared to the previous year. This advance was driven mainly by (i) financing and onlending, with emphasis on the good performance of vehicle financing in Individuals and the real estate financing in the Corporate segment and Individuals; and (ii) loans, with emphasis on working capital in Legal Entities and personal loans in Individuals.
▪	Loans and advances to financial institutions, net of provision for expected losses – in 2025, the balance reached R$235,485 million, a growth of 20.0%, compared to 2024, resulting from an increase of R$40,069 million in investments in repo operations. In 2025 it includes investments in repo operations granted under guarantee, amounting to R$159,548 million.

The analysis of our financial liabilities (resources of financial institutions, deposits from clients, bond issues, subordinated debt and technical provisions) are discussed in item 2.1.d (main sources of funding).

Statement of Income

For a better understanding of the key impacts that affected our results (income and expenses), the consolidated financial statements for the years ended December 31, 2025 and 2024 are below. They were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

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Selected financial indexes

(1) Percentage of interest on own capital/dividends on the adjusted calculation basis.

Next, we will comment on the main reasons that influenced our lines of results in the comparison of the last fiscal year.

Interest and similar income

Our interest and similar income increased by R$55,379 million, or 26.2%, in 2025 compared to 2024, due to the growth in the rates of our interest yielding assets, reflecting the variation of interest rates practiced in Brazil, which went from 12.25% in 2024 to 15.00% in 2025, in addition to the behavior of the economic-financial indices, such as inflation. These factors benefited our revenues by R$34,962 million. In addition, the increase in the average volume of interest-bearing assets benefited our revenues by R$20,418 million.

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Interest and similar expenses

Our interest and similar expenses in 2025 increased by R$49,565 million, or 34.4%, compared to 2024, due to the increase of the average interest ratio paid, increasing our expenses by R$37,265 million, with emphasis on: (i) liabilities of insurance contracts whose expenditure increased R$17,926 million; (ii) term deposits whose expenditure increased R$7,733 million; and (iii) funds from issuance of securities whose expenditure increased R$3,549 million. In addition, the increase in the average volume of our interest-bearing liabilities impacted the expenditure by R$12,300 million.

Fee and commission income

Our fee and commission income increased by R$2,738 million, or 9.7%, in 2025 compared to 2024, reflecting the growth of revenues with: (i) loan operations (+R$1,473 million or 110.3%); (ii) card revenues (+R$562 million or +5.8%); (iii) capital market/financial advisory (+R$490 million or +29.3%); and (iv) consortia administration (+R$462 million or +17.3%). These growths were partially offset by lower revenues with: (i) checking accounts (-R$222 million or -3.2%); and (ii) collections and revenues (-R$211 million or -10.9%). All of these results reflect our portfolio adequacy strategy, which includes exempt products to keep up with market trends and meet clients’ demand for more accessible services, as well as to support our actions of attracting and retaining clients.

Net gains (losses) on financial assets and liabilities at fair value through profit or loss

Our net gains on financial assets and liabilities at fair value through profit or loss reached the total of R$3,166 million in 2025, compared to a loss of R$2,250 million in 2024, as a result of higher returns on investments in bonds and securities (an increase of R$3,879 million) and in derivative instruments (an increase of R$1,536 million). These returns reflected the increase in the average rates of profitability of our interest-generating assets, due to the increase in the Selic rate, which was 15.0% on December 31, 2025, compared to 12.2% on December 31, 2024, in addition to changes in other economic and financial indexes, like inflation.

Net gains (losses) from foreign currency operations

Our net gains from foreign currency operations have reduced R$2,701 million or 99.9% due, mainly to the oscillation of the dollar, which went from R$6.1923 in 2024 to R$5.5024 in 2025. The net gains and losses of foreign currency operations consist mainly of gains or losses in currency trades and the variations that arise in conversions from monetary items in foreign currency to functional currency.

Income from insurance and pension plans

Our income from insurance and pension plans for 2025 increased by R$2,389 million, or 26.7%, compared to 2024, due to the increase in income from insurance contracts (an increase of R$3,770 million or +6.6%), especially with regard to the revenue under contracts measured by (PAA), according to our premium allocation method.

Expected loss on loans and advances

Our expense with expected loss on loans and advances for 2025 increased by R$2,041 million, or 7.7%, compared to 2024, driven by the increased growth of retail operations, especially in the segments of micro, small and medium-sized enterprises (MSME) and individuals, which have a profile that requires a greater allocation of provision.

Personnel expenses

Our personnel expenses for 2025 increased by R$2,165 million, or 9.7%, compared to 2024, as a result of increased expenses with payroll and social security charges (+14.5%), a reflection of the collective agreement that takes place in September of each year, with a readjustment of 5.68% in 2025 (4.64% in 2024). In addition, there was an increase in expenses with variable remuneration linked to the performance.

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Income tax and social contribution

The following table reflects, on a consolidated basis, the breakdown of our income tax and social contribution charges:

(1) It includes the amounts related to the Membership to the Integral Transaction Program (PTI); (2) Primarily, includes: (i) the equalization of the effective rate of financial companies except banks, insurance companies and non-financial companies, in relation to that shown; and (ii) the incentivized deductions.

The variation of our income tax and social contribution is due to the higher revenue from affiliated companies and joint ventures, the greater benefit with interest on own capital and mainly by the accession to the Comprehensive Tax Settlement Program (PTI).

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2.2 – Financial and operating income

Officers must comment on:

a)	the results of operations of the issuer, in particular:

i) the description of any important components of revenue

(1) Consisting of loan and leasing operations.

Revenues from financial assets accounted for 74.3% of the main operating revenues, with a growth of 3.1 p.p. compared to 2024. This result reflects the increase in revenues from loans and advances to clients, financial assets with fair value through profit or loss and with amortized cost, partially offset by the reduction in revenues from financial assets at fair value through other comprehensive income.

The following are the main variations presented in the periods:

▪	Financial Assets – experienced an increase of R$26,502 million or 36.6%:

o   At fair value through profit or loss – reached R$52,873 million, a growth of 89.9%. This growth is related to the variation of interest rates practiced in Brazil, increasing our revenues and increase in the average volume of our business;

o	At amortized cost – reached R$32,408 million, a growth of 66.1% compared to 2024, reflecting the growth in the average balance of these assets, benefiting revenues; and
o	At fair value through other comprehensive income – revenues showed a reduction of R$10,818 million or 44.1%, due to the adjustments of business models, was partially mitigated by the variation of interest rates practiced in Brazil, which contributed positively to revenues.
▪	Compulsory deposits in the Central Bank of Brazil - reached R$11,905 million, a growth of 33.9% compared to 2024. This increase is related to the variation of interest rates practiced in Brazil, benefiting our revenues.

ii) factors that materially affected the operating income.

There were no factors that materially affected the operating income of the company in the last fiscal year, in addition to those described in items 2.1.h and 2.2.a.i.

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b)	relevant revenue variations attributable to the introduction of new products and services, changes in volumes and prices, exchange rates, and inflation

No significant variations in revenues, as well as in our financial income, attributable to changes in prices of our main inputs and products, exchange rates, inflation, volume change or addition of new products and services, occurred in the fiscal year ended December 31, 2025.

c)	relevant impact of inflation, the price variation of the main inputs and products, foreign exchange and interest rate in operating income and financial income of the issuer

During periods of high interest rates, our financial revenue increases because the interest rates on our assets that yield interest also increase. At the same time, our financial expense increases, since interest rates on our obligations, in which interests apply, also increase. Changes in the volumes of our assets, and obligations on which interests apply, also affect our financial revenues and expenses. For example, an increase in financial revenues attributable to an increase in interest rates may be offset by a reduction in the volume of our outstanding loans.

In addition to this, when the real values, we incur: (i) earnings in our liabilities denominated in, or indexed to foreign currency, such as: our long-term debt denominated in dollars and foreign currency loans, to the extent that the cost in real financial expenditure decreases; and (ii) losses in our assets denominated in/or indexed in foreign currencies, such as: our securities and loan and advance operations that are indexed to the dollar, when the revenue of these assets measured in real decreases. In turn, when the real devalues, we incur: (i) losses in our liabilities denominated in, or indexed to foreign currencies; and (ii) gains in our denominated assets, or indexed to foreign currencies.

2.3 – Officers must comment on changes in accounting practices

a)	changes in accounting practices that have resulted in significant effects on the information provided in fields 2.1 and 2.2

Officers inform that there were no significant changes in the accounting practices that Bradesco used in the fiscal year ended December 31, 2025.

b)	modified opinions and emphasis present in the auditor’s report

There were no caveats and no emphasis in the independent auditors’ report.

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2.4 – Events with significant effects (occurred and expected) on financial statements

Officers should comment on significant effects eventually caused or expected to be caused by the following events on the issuer’s financial statements and results:

a)    introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b)    creation, acquisition or sale of equity interest

On August 8, 2024, we, through our subsidiaries, signed an Investment Agreement with John Deere Brasil S.A. (“John Deere Brasil”), a wholly owned subsidiary of Deere & Company (USA), one of the global leaders in the supply of agricultural, construction and forestry equipment. Through this agreement, we will hold a 50% stake in Banco John Deere S.A. (Transaction). This strategic partnership will further strengthen the position in the agribusiness and construction sectors by expanding the supply of financing and financial services to clients and dealers in the acquisition of John Deere Group equipment, parts and services. On February 10, 2025, after complying with the previous legal and regulatory conditions, the acquisition was completed.

On September 1, 2025, Banco Bradesco S.A. (“Bradesco”) disclosed to its shareholders and to the market in general that Atlântica Hospitais e Participações S.A. (“Atlantica”), a company focused on investment in hospitals, indirectly controlled by Bradesco and Bradseg Participações S.A., the last parent company of the Grupo Bradesco Seguros, has signed, on this date, an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for the inclusion of Hospital Glória D’Or in the Atlântica D’Or hospital network (Transaction), thus expanding the partnership signed with Rede D’Or, disclosed to the market on May 8 and November 1, 2024 (Partnership), retaining the existing corporate shareholding, with a 50.01% stake for Rede D’Or and 49.99% stake for Atlântica. The medical management of the Glória D'Or Hospital will be the responsibility of Rede D’Or. The consummation of the transaction is subject to compliance with certain usual preceding conditions, including the appropriate regulatory approvals.

On November 10, 2025 Banco Bradesco S.A. (“Bradesco”) disclosed to its shareholders and to the market in general that Atlântica Hospitais e Participações S.A. (“Atlântica”), a company focused on investment in hospitals, indirectly controlled by Bradesco and Bradseg Participações S.A., the last parent company of the Grupo Bradesco Seguros, has signed, on this date, an Investment Agreement with the Rede D’Or São Luiz S.A. group (“Rede D’Or”) for the inclusion of Maternidade São Luiz Star, a maternity hospital located in the city of São Paulo, in the structure “Atlântica D’Or” (Transaction), thus expanding the partnership signed with Rede D’Or, disclosed to the market on May 8, 2024, with two similar expansions communicated in 2024 and 2025 (“Partnership”), maintaining the existing corporate structure, with a share of 50.01% for Rede D’Or and 49.99% for Atlântica. The medical management of Maternidade São Luiz Star will remain under the responsibility of Rede D’Or. The expansion of the Partnership is aligned with the strategy of Atlântica to invest in the health sector value chain through partnerships with players established in the operation of hospitals. The consummation of the Transaction is subject to compliance with certain usual preceding conditions, including the appropriate regulatory approvals.

On February 27, 2026, we firmed a binding agreement for corporate restructuring, between subsidiaries that will consolidate the entire segment of health business of the Bradesco Organization under a single publicly traded entity, Odontoprev S.A. (“Odontoprev”). Under the agreement, Bradesco will become the direct controlling shareholder of Odontoprev, with a 91.35% stake, and Odontoprev will be renamed “Bradsaúde S.A.”, operating as the holding company for all of our health operations. The transaction involves a partial split of Bradseg Participações S.A. and the incorporation of Bradesco Gestão de Saúde S.A. shares by Odontoprev. The restructuring aims to simplify our corporate structure and integrate our health business to capture operational and commercial synergies. The terms of the operation were negotiated by an independent committee of Odontoprev and were supported by a fairness opinion issued by Citigroup Global Markets Inc.

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On March 6, 2026, in continuity with the agreement firmed on February 27, 2026, we communicated to shareholders and the market in general the following developments of the Operation: (i) disclosure of information arising from the evaluation report (dated March 5, 2026) of BGS shares, at market value, for the purpose of determining the value of the capital increase of Odontoprev resulting from the Incorporation of Shares, in accordance with Articles 8 and 252 of Law No. 6,404/76; and as a consequence of the completion of such measures; and (ii) convening of the Special Shareholders’ Meeting of Odontoprev shareholders (“AGE Odontoprev”), in short to deliberate on: (a) approving the incorporation of Shares (as defined in the Material Fact Operation) of BGS by Odontoprev, including the Protocol and Justification of Incorporation (as defined in the Material Fact Operation) added by the First Amendment, and the respective evaluation reports; (b) the consequent capital increase of Odontoprev; (c) the reform of the articles of association of Odontoprev, including the change of its name to “Bradsaúde S.A.”; and (d) the Contribution of Assets (as defined in the Material Fact Operation) to Mediservice Operadora de Planos de Saúde S.A.; all as described in the Material Fact Operation.

On April 6, 2026, the corporate restructuring aimed at the consolidation of the Bradesco Organization’s health business at Odontoprev S.A. was approved, comprising (i) the incorporation of Bradesco Gestão de Saúde S.A. shares by Odontoprev S.A. and (ii) the contribution of Odontoprev S.A.’s assets and operational liabilities to Mediservice Operadora de Planos de Saúde S.A.

These operations were approved at special shareholders’ meetings held in April 2026, and all the suspensive conditions provided for in the respective protocols were verified, including the authorizations of the National Supplementary Health Agency (ANS), granted on March 30, 2026 for the incorporation of shares and on April 2, 2026 for the contribution of assets.

c) unusual events or operations

During the period, there were no events or unusual operations concerning the issuer, in addition to the events already stated in item 2.1.a and 2.1.h, which caused or which are expected to cause significant impacts on their results.

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2.5 – If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, tax, depreciation and amortization) or EBT (earnings before interest and tax), the issuer must inform:

a) inform the value of non-accounting measurements

Not applicable.

b) make the reconciliations between the values disclosed and the values of the audited financial statements

Not applicable.

c) explain why it understands that such a measurement is more appropriate for the correct understanding of its financial condition and the result of its operations

Not applicable.

2.6 – Subsequent events to the latest financial statements

There were no subsequent events that need to be adjusted or disclosed for the consolidated financial statements that were closed on December 31, 2025.

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2.7 – Officers must comment on the allocation of the corporate income

	Income Allocation
A) Rules on withholding profits

Legal reserve

The allocation of a portion of the net income, for legal reserves, is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase capital.

The net income for the year, five percent (5%), shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital.

The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such legal document, the Company’s bylaws may create reserves based on the following specific conditions:

- the purpose is accurately and completely indicated;

- the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and

- the maximum reserve limit is set.

Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after every statutory allocation, will have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors and deliberated in the Shareholders’ Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserves – Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital.

In case a proposal by the Board of Executive Officers, on the allocation of the net income for the year, includes the payout of dividends and/or the payment of interest on own capital in an amount greater than the mandatory dividend established in Article 27, item III, of the bylaws, and/or the withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of net income for purposes of constituting this reserve will be determined after the full deduction of these allocations.

Amounts referring to the Withholding of Profits	(R$ thousand)	2025	2024
	Net Income for the Year – BR GAAP	24,549,089	19,085,448
	Legal Reserve	1,061,695 (1)	954,273
	Statutory Reserves	5,672,927	6,847,887
	Gross Interest on Own Capital	14,499,273	11,283,288
(1) It considers the absorption of the effects of the Initial Adoption of Resolutions No. 4,966/21 and No. 4,975/21, on January 1, 2025.

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B) Rules on Dividends and/or Interest on Own Capital payouts

With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on own capital, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

In accordance with item III of Article 27 of Bradesco’s Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act).

Therefore, the minimum percentage of thirty percent (30%), established in the Bylaws, is above the minimum percentage of twenty-five percent (25%), which is established in paragraph 2 of Article 202 of Law No. 6,404/76.

Shareholders Holding Preferred Shares

Preferred shares grant their holders dividends of ten percent (10%) higher than those that are attributed to common shares (letter “b” of paragraph 2 of Article 6 of the corporate Bylaws).

Re-Application of Dividends and/or Interest on Own Capital

The re-application of Dividends and/or Interest on Own Capital is a product that allows Bradesco’s depositor shareholders, registered in the Bradesco Corretora (Broker), either individuals or legal entities, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest.

Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share.

C) Frequency of Dividends and/or Interest on Own Capital payouts

Bradesco distributes Dividends and/or Interest on Own Capital (from January 1, 1996 with the advent of Law No. 9,249/95) monthly since 1970, constituting the Brazilian financial institution as pioneer in adopting this practice.

Interim Dividends

The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Bylaws).

They may also authorize the distribution of Interest on Own Capital to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Bylaws).

Systematic Monthly Payment of Dividends and/or Interest on Own Capital

For the purposes set out in Article 205 of Law No. 6,404/76, shareholders that are entered into the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries.

Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit into the account that has been informed by the shareholder or provided to the Company.

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D) Any restrictions on the distribution of dividends, imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration.	There are no restrictions on the distribution of dividends.
E) If the issuer has a policy of destination of results formally approved, they should inform the body responsible for the approval, the date of approval and, if the issuer discloses the policy, the locations on the global computer network where the document can be consulted	The Company has a document entitled “Practices for the Payment of Dividends and/or Interest on Own Capital of Banco Bradesco S.A.” approved by the Board of Directors on April 1, 2015 and publicly available on the website of the Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), of B3 S.A. – Brazilian Exchange & OTC (www.b3.com.br) and on the Company’s Investor Relations website (www.bradescori.com.br/en), which establishes, among other aspects, the periodicity for the payment of dividends and the parameter of reference to be used to define the amount that will be distributed. In the specific case of Bradesco, the Company establishes the payment of Dividends and/or Interest on Own Capital on a monthly basis.

2.8 – Relevant Items not evidenced in the financial statements

Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a)	assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as:

i. written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities;

There are no relevant items that are not evidenced in the financial statements.

ii. future contracts for purchase and sale of products or services;

There are no relevant items that are not evidenced in the financial statements.

iii. construction contracts not terminated;

There are no relevant items that are not evidenced in the financial statements.

iv. contracts for future receipts of financing;

There are no relevant items that are not evidenced in the financial statements.

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b)	other items not evidenced in the financial statements

There are no relevant items that are not evidenced in the financial statements. The assets and liabilities held by the issuer, either directly or indirectly, considered as an off-balance sheet, are evidenced in explanatory note No. 40 (items not recorded on the balance sheet), which is part of the Company’s financial statements and are shown in the table below:

(1) It includes credit card, personal loans, real estate financing, guaranteed account, and overdraw limits to be cleared;
and (2) It refers to the provided guarantees, which are mostly carried out with Corporate clients.

The financial guarantees are conditional commitments of loans which are issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any paid amounts. In addition to this, we retain resources in cash or other guarantees of high liquidity to ensure these commitments.

The contracts are subject to the same credit evaluations as in other loan operations. Standby letters of credit are issued, primarily to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to client credit evaluation by the Management.

The letters of credit are undertakings which are issued to guarantee the performance of a client to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

2.9 – Comments on other items not evidenced in the financial statements

For each of the items that are not evidenced in the financial statements listed in item 2.8, officers must comment on:

a)	how such items are likely to alter or change the income, expenses, operating income, financial expenses or other items of the financial statements of the issuer

As described in item 2.8, we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operational income. Now, regarding the commitments of credit values to be released, there will only be an impact on the lines of income, if clients use these lines of credit.

b)	nature and purpose of the operation

Information disclosed in item 2.8.

c)	nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation

Information disclosed in item 2.8.

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2.10 – Business plan

Officers must indicate and comment the main elements of the issuer’s business plan, exploring specifically the following topics:

a)	investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned

In the past three years, we have made, and expect to continue to make, significant capital expenditures related to improvements and innovations in technology that are designed to maintain and expand our technology infrastructure, in order to increase our productivity, accessibility, cost efficiency and our reputation as a leader in technological innovation in the financial services sector. We have made significant capital expenditures for systems development, data processing equipment and other technology designed to further these goals. These expenditures are for systems and technology for use both in our own operations and by our clients.

The following table shows our capital expenditures accounted for as fixed and intangible assets in the periods shown:

We believe that capital expenditures in 2026 and 2027 will not be substantially greater than historical expenditure levels and anticipate that, in accordance with our practice during recent years, our capital expenditures in 2026 and 2027 will be funded from our own resources. No assurance can be given that the capital expenditures will be made and, if made, that such expenditures may not be made in the amounts currently expected.

b)	provided that it is already disclosed, indicate the purchase of plants, equipment, patents or other assets to materially influence the productive capacity of the issuer

No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

c)	new products and services, indicating: i) a description of the research in progress that is already disclosed; ii) the total amounts spent by the issuer on research to develop new products or services; iii) developing projects that are already disclosed; iv) the total amounts spent by the issuer in the development of new products or services

We do not have new products and relevant services, individually.

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d)	opportunities included in the issuer’s business plan related to ESG issues

As expressed in our corporate purpose, we are committed to sustainable development and the generation of shared value for investors, employees, suppliers, clients, regulatory agencies and society, through business and operations.

We recognize that the management of environmental, social and governance aspects (ESG) is essential to our long-term sustainability and success. Under the guidelines of our Standard for Social, Environmental and Climate Responsibility (PRSAC), ESG issues are integrated with the identification and management of risks and opportunities of the Organization. Sustainability is one of the central pillars of our corporate strategy, guiding our actions to promote a change agenda aligned with the Sustainable Development Goals (SDGs), focusing on Sustainable Business, Climate Agenda and Financial Citizenship.

In the Sustainable Business front, we seek to boost businesses that foster socio-environmental development. In 2021, we established a commitment to the generation of sustainable businesses as a strategic driver to expand our operations in loan operations, investments and financial solutions aimed at sustainable development.

The commitment defined between 2021 and 2025 was exceeded at the end of the period. With the closure of this cycle, we remain committed to the allocation of resources for sustainable businesses and to support clients in their transition processes to more efficient and resilient business models, assuming the goal of allocating R$450 billion by December 2026, considering the accumulated volume since 2021.The horizon of the new goal considers the evolution of the applicable technical references, including the development of the Brazilian taxonomy, allowing the bank to incorporate methodological advances in a structured way, without compromising the integrity of the eligibility criteria and the comparability of the results during the cycle.

On the climate agenda, our commitment is to raise awareness and fund clients in the transition to a greener, more inclusive low-carbon economy. We are committed to decarbonizing our loan and investment portfolios to achieve zero net emissions by 2050. In 2023, we set decarbonization targets by 2030 for the energy and electricity generation sectors, and in 2024 we expanded this commitment to include other carbon-intensive sectors, such as aluminum, cement and transport. This transition opens space to strengthen our market position as strategic partners of companies and sectors, while strengthening our customer relationship and creating shared value.

To learn more about our Sustainability and Sustainable Business strategy, visit our website at bradescosustentabilidade.com.br.

2.11 – Other factors with relevant influence

Comment on any other factors that influenced operational performance in a relevant way, and those which have not been identified or discussed in the remaining items in this section:

Bradesco's Management has been following up and monitoring the situation and so far, no relevant direct impacts have been identified.

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3. Projections

3.1 – Disclosed projections and assumptions

The words “believes”, “may”, “could”, “should”, “seeks”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, “potential” and other similar words contained in this section are intended to identify estimates and prospects for the future. The projections and perspectives for the future include information that is linked to results and projections, strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of the competition. Such projections and perspectives for the future relate only to the date on which they were expressed.

Given the risks and uncertainties described here, the projections may not come to fruition and therefore do not constitute any guarantee of future performance. Still, the future results and performance of Bradesco may differ substantially from those that were provided for in its estimates, on the grounds, including, but not limited to, the risk factors listed in this Reference Form, many of which are beyond Bradesco’s capacity to control or forecast. Additionally, such estimates are based on assumptions that may not come true. In view of these uncertainties and limitations, investors should not make their investment decisions solely on the basis of estimates and prospects for the future contained in this Reference Form.

It is important to mention that the projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil.

a)	Object of projection

Indicators that allow market analysts to feed their projection models for the future results of Bradesco. Currently, the following indicators are disclosed:

Indicators	Measurement form
Expanded Loan Portfolio	Accumulated variation observed in 12 months.
NII Net of Provisions (1) (Net Interest Income - Expanded Loan Loss Provisions)	Expected income for the year.
Fee and Commission Income	Expected growth percentage for the year.
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses)	Expected growth percentage for the year.
Income from Insurance, Pension Plans and Capitalization Bond Operations	Expected growth percentage for the year.
(1)	As of 2025, it considers the NII Net of Provisions, i.e. Net Interest Income – Expanded Loan Loss Provisions.

b)	Projected period and expiration of the projections

At Bradesco, projections indicate the expected values for the current year. When disclosing the results of each period (last quarter of each year), the expected indicators for the following fiscal year are disclosed. The projections expire in the current year.

c)	Projection assumptions

Assumptions that can be influenced by the Management for 2026

•	The guidance includes contractual adjustments and the adequacy of costs that are pursuant to the business growth and strategy the investment plan of the Organization;
•	Changing in Bradesco’s service network (Expansion/Retraction);

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•	The estimates do not include new partnerships or takeovers; and
•	Business growth according to the operational strategy of the Organization.

Premises that are beyond the control of the Management for 2026

•	Maintenance of the basic fundamentals of the current Macroeconomic Policy;
•	Change in the world scenario;
•	Alteration of the Selic interest rate by COPOM to control inflation;
•	Evolution of the loan market;
•	Liquidity conditions that change the demand for credit; and
•	Regulatory changes which affect banking administration.
d)	Values of the indicators object of the forecast
Indicators	Estimated	Observed
	2026	2025	2024	2023
Expanded Loan Portfolio	8.5% to 10.5%	11.0%	11.9%	(1.6%)
Net Interest Income (1) Client NII	-	-	(2.3%)	(1.8%)
NII Net of Provisions (2) (Net Interest Income - Expanded Loan Loss Provisions)	R$42 bi to R$48 bi	R$40 bi	-	-
Fee and Commission Income	3% to 5%	8.9%	7.6%	(0.1%)
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses)	6% to 8%	8.5%	9.3%	10.4%
Income from Insurance, Pension Plans and Capitalization Bond Operations	6% to 8%	16.1%	7.5%	21.1%
Expanded Loan Loss Provisions	-	-	R$29.7 bi	R$39.5 bi
(1)	In 2023 and 2024, it considers the indicator for the Net Interest Income, which includes the Client NII and the Market NII; and
(2)	As of 2025, it considers the NII Net of Provisions, i.e. Net Interest Income – Expanded Loan Loss Provisions;

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3.2 – Monitoring and changes to the disclosed projections

The projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions that are authorized to operate by the Central Bank of Brazil.

a)	Changes or replacement of projections

As of 2025, the “Net Interest Income” indicator becomes analyzed as the “NII Net of Provisions”, i.e. it considers the Net Interest Income (–) Expanded Loan Loss Provisions.

b)	Projections concerning past periods – Forecast vs. Realized

In accordance with the CVM Resolution No. 80, for this item, it has been established that, with regard to projections concerning past periods, comparisons between the projected data and those realized are to be disclosed. Below are the projected and realized data relating to the fiscal years of 2025, 2024 and 2023.

Projections for 2025

Indicators	Observed	Estimated
Expanded Loan Portfolio	11.0%	4% to 8%
Net Interest Income	R$40 bi	R$37 bi to R$41 bi
Fee and Commission Income	8.9%	5% to 9%
Operational Expenses (Personnel and Administrative Expenses+ Other Operating Expenses)	8.5%	5% to 9%
Income from Insurance, Pension Plans and Capitalization Bond Operations	16.1%	9% to 13%

Reasons for deviations in the projections:

•	Expanded Loan Portfolio - The growth was above the projected range due to stronger than expected dynamics in Credit Lines for Individuals and Small Businesses. There was acceleration in the origination of products of higher demand in the second half, driven by a more intense competitive environment, gradual improvement of macroeconomic conditions and increased risk appetite in selected segments. These combined factors increased the pace of the portfolio expansion, surpassing the initially estimated range (4% to 8%) and resulting in a growth of 11%.

•	Income from Insurance, Pension Plans and Capitalization Bonds - The observed performance resulted above the guidance due to the 20.6% increase in industrial production, mainly due to the improvement of 3.8 p.p. in the claims ratio. The financing income also contributed to this performance, with a growth of 9.3% in the period. Additionally, commercial campaigns and adjustments in the distribution channels contributed to an increase in revenues and operational efficiency.

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Projections for 2024

Indicators	Observed	Estimated
Expanded Loan Portfolio	11.9%	7% to 11%
Net Interest Income	(2.3%)	3% to 7%
Fee and Commission Income	7.6%	2% to 6%
Operational Expenses (Personnel and Administrative Expenses+ Other Operating Expenses)	9.3%	5% to 9%
Income from Insurance, Pension Plans and Capitalization Bond Operations	7.5%	4% to 8%
Expanded Loan Loss Provisions – R$ billion	R$29.7 bi	R$35 bi to R$39 bi

Reasons for deviations in the projections:

•	Expanded Loan Portfolio - The growth of our expanded portfolio was 11.9%, surpassing the range disclosed due to the increase in Credit concession mainly in low-risk SME and Individuals with a better profile of borrowers, we finished the year with a percentage of lines with collateral in our loan portfolio among the largest in recent years.

•	Net Interest Income and Expanded Loan Loss Provisions - Both were below the indicated range, due to the opportunity to grow more than we expected in warranty lines and low-risk products. Combining the two lines, our NII net of provisions reached R$34.0 billion in the year, close to the top of the implicit guidance range from R$28.1 billion to R$34.8 billion.

•	Fee and Commission Income and Operating Expenses – Failure to comply with the guidance is related to the exercise of the OPA of Cielo, to which Bradesco increased its stake to 50.7%, disregarding this effect we would have complied with the guidance, at 5.2% in Fee and Commission Income and 8.1% in Operating Expenses.

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Projections for 2023

Indicators	Observed	Estimated
Expanded Loan Portfolio	(1.6%)	1% to 5%
Net Interest Income	(1.8%)	2% to 6%
Fee and Commission Income	(0.1%)	2% to 6%
Operational Expenses (Personnel and Administrative Expenses + Other Operating Expenses)	10.4%	7% to 11%
Income from Insurance, Pension Plans and Capitalization Bond Operations	21.1%	21% to 25%
Expanded Loan Loss Provisions	R$39.5 bi	R$36.5 bi to R$39.5 bi

Reasons for deviations in the projections:

•	Expanded Loan Portfolio - The lower-than-expected growth of the loan portfolio was mainly due to the implementation of more restrictive credit policies with the aim of controlling default, which reached its peak in terms of 90-day NPL in 2Q23. After controlling default, the bank gradually resumed credit origination, impacting the formation of the expanded portfolio. This recovery is reflected in the 2024 guidance, which points to growth in the expanded loan portfolio of 7 to 11%.
•	Net Interest Income and Fee and Commission Income - Failure to comply with the guidance for Net Interest Income and Fee and Commission Income is correlated to lower-than-expected credit growth, impacted by the lower volume of credit origination and a credit mix with a lower share of mass credits and a greater share in loan portfolios lower risk.
c)	Projections relating to ongoing periods

The projections were disclosed, on February 2026, which were informed in item 3.1 of this Reference Form.

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4. Risk factors

4.1 – Description of risk factors in descending order of relevance

Below are the main risk factors that Bradesco considers relevant, on the date of this Reference Form, and that could influence the decision of investment. If they materialize, these risks could have an adverse effect on our business, our financial situation and equity, and the price of our securities. Therefore, possible investors could evaluate the risks described below thoroughly, as well as other information contained in this Reference Form.

We observed that the risks described below are not the only risks to which the Organization is subject. Other risks that we are not aware of, in case they materialize, can generate similar effects to those mentioned previously.

It is important to highlight that the order in which the risks are presented reflect a criterion of relevance established by the Organization.

a)	to the issuer

Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.

Current events involving reduced or limited liquidity, delinquency or other adverse developments affecting financial institutions or other financial services companies or the financial services sector in general, or concerns or rumors about any such events in the past have caused, and they can again cause liquidity problems across the market in the future. The economy plays a central role in market dynamics and, consequently, in the banking industry. Certain macroeconomic domestic and international factors that can affect the levels of delinquency and liquidity of institutions. For example, in view of the beginning of the Donald Trump administration in the US, attention is focused on the government’s early actions as economic data suggests resilient inflation and maintenance of interest rates for longer. In addition, statements by the new president about the occupation of foreign territories, such as Canada, Greenland and Panama add new uncertainties to the geopolitical scenario. In Europe, signaling the beginning of the interest-cutting cycle, however, with a scenario of slowdown and political instability in the main countries of the bloc prevailing. In the national market, the deterioration of expectations in the main macroeconomic metrics, a fiscal crisis is still at the center of concerns, with the aggravating circumstance of the Brazilian government entering the ‘2026 election’ mode, which further decreases the likelihood of fiscal austerity measures and opens room for measures that further aggravate the public accounts. Any of these factors, alone or in combination, or any other impacts resulting from the factors described above or, as well as other unforeseen developments related or similar not described above, may have relevant adverse impacts on our liquidity.

Adverse conditions in the credit and capital global markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility and uncertainties in the credit and capital global markets have generally decreased liquidity, with increased costs of funding for financial institutions. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from repurchase agreements for sales (repo operations), which are largely guaranteed by Brazilian government securities. These types of transactions are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant, affecting the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening of the credit risk of the Brazilian government, the cost of these transactions can increase, making this source of funding inefficient for us.

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If the market decreases, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of issuers based in Brazil.

Faced with the increasing globalization of capital markets, crises in the United States, the European Union and other countries can also reduce the interest of investors in securities of Brazilian issuers, including ours, which may adversely affect the market value of our shares and ADSs.

We may experience increases in our level of non-performing loans as our loan and advance portfolio becomes more seasoned.

Our portfolio of loans and advances to clients experienced an increase in 2025. Any corresponding increase in our level of non-performing loans and advances to clients may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of non-performing loans are normally higher among our Individual clients than our Corporate clients.

In addition, historical trends in loan losses may not predict future losses, which are affected by many factors, including, but not limited to, client default risks, changes in business arising from growth or acquisitions, expansion of loans to new sectors or clients (e.g., individuals and small and medium-sized enterprises), economic and political conditions in Brazil, regulatory or fiscal changes, market-specific competition and exposure to specific sectors or large clients, which can significantly impact the quality of our loan portfolio.

If economic conditions are deteriorating, or if we are experiencing rapid growth in loans, this results in increases in our expected loss on loans and advances and in our highest default rate, which can have an adverse effect on our business, financial condition and income of the operations.

We may incur losses associated with counterparty risk exposures.

We are subject to the possibility that counterparts will not honor their contractual obligations regarding the settlement of transactions involving bilateral flows, including the negotiation of derivatives or repo operations. It is necessary to estimate the projected exposures of these bilateral flows so that it is possible to properly provision, because of the leverage nature of these operations. Such counterparts may become default due to bankruptcy, lack of liquidity, operational failure or for other reasons, at any time in the term of their operations.

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral provided, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. Our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant period, thereby potentially adversely affecting our financial condition and results of our operations.

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Our trading activities and derivatives transactions, as well as our investments in financial assets measured at fair value, can be volatile and result in significant financial losses, adversely impacting our operating results.

We operate in security negotiations, buying fixed and variable income securities, mainly to sell them in the short term and generate profits on price differences. The fair value of these instruments may decrease significantly due to the volatility of financial markets and can vary over short periods. As of December 31, 2025, bonds classified under the "fair value through profit or loss" category and the "fair value through other comprehensive income" category represented 29.5% of our assets, and realized and unrealized gains and losses originating from these investments have had and may continue to have a significant impact on the results of our operations.

The materialization of these risks can result in an abrupt reduction of liquidity in the secondary market, which can hinder the timely or efficient sale of these assets, increasing potential losses and adversely impacting our financial position.

We enter derivative transactions to manage our exposure to exchange rate and interest rate risk from client operations. Such instruments are also subject to value fluctuations, which may expose us to significant financial losses in the future. Gains and losses in our investment securities and derivative instruments may not contribute to our net revenue in the future, or may fail to contribute at levels substantially lower, or fail to contribute completely. In addition, we may not be able to do so, timely or efficiently, either in their entirety or in any portion of these instruments.

These factors, alone or jointly, may adversely affect our operating income and our financial condition.

The increasingly competitive environment in the banking and insurance segments of Brazil can negatively affect the prospects of our business.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition from other public and private major banks and insurance companies, based in Brazil or abroad, in all the main areas of operation, as well as new competitors, such as fintechs and startups that start operating with a reduced and differentiated level of regulation. It is noteworthy that bigtechs are also strong competitors, arising mainly from large technology companies that seek to invest in online payments and financial transaction tools through various types of applications. In addition, we highlight that the implementation of Open Finance in Brazil has intensified this competition process through the possibility of sharing information between institutions.

This competitive environment together with the accelerated process of digital innovation observed in the industry can impact our speed of adaptation to this ecosystem and consequently the performance of some lines of business, which may negatively affect our financial condition, the result of our operations and the market value of our shares and ADSs.

A failure or breach of our operational, security or technological infrastructure and systems, or those of our suppliers, could temporarily interrupt our business and cause losses.

Our operations depend on the efficient and uninterrupted operation of our information technology systems. However, any unavailability of infrastructure, software, or telecommunications networks can impact the processing of transactions performed by our clients, which can lead to financial losses, regulatory fines, penalties, interventions, reimbursements, and other damage-related costs. These factors can have an adverse material effect on our business, reputation and operating income.

Furthermore, due to the nature of our operations, the wide range of products and services we offer, the significant volume of activities and transactions carried out, and the global context of digital transformation where there is an increasing integration between platforms, the growing use of cloud computing, the intensification of relationships with external technology providers, and the extensive use of internet solutions and connectivity, the technological environment is exposed to various types of risks, whether they arise from internal or external factors. We face additional risks related to:

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• the need for continuous redesign and development of our information technology architecture and applications;

• the need to upgrade and integrate legacy systems with emerging technology models in a timely manner;

• the increasing dependence of service providers due to the migration of certain services to the cloud, which demands robust governance and new ways of mitigating security and continuity risks beyond our control environment;

• the broad use of internet solutions, artificial intelligence and connectivity; and

• the growing difficulty in attracting and retaining IT specialized personnel in a competitive market.

Considering the use of new technologies, the increasing reliance on the internet, and the ever-evolving and sophisticated nature of cyberattacks, it is not possible to predict all the means that will be employed by malicious individuals or organizations, which could impact our ability to effectively anticipate and/or prevent cyberattacks. Any of these events or any new factors can cause disruptions, increased costs, delays in information processing, and/or losses in the transmission of essential data, which can affect our business, reputation, and operational and financial conditions.

Failure to adequately protect ourselves from cyber security-related risks can affect us materially and adversely.

The Organization is exposed to significant cybersecurity-related risks, which can result in operational disruptions, financial losses, data exposure, regulatory impacts, and reputational damage. The increasing sophistication of digital threats, the expansion of the attack surface, and the complexity of technological ecosystems extend these vulnerabilities.

The evolution of attack techniques, including the use of generative AI, deepfakes, exploration automation, and more sophisticated phishing campaigns, increase the likelihood of successful attacks, as noted in recent threat reports and strategic analysis. These attacks can compromise credentials, manipulate transactions, exploit vulnerabilities, and demand immediate operational responses.

Technological modernization increases risk exposure, especially with hybrid environments, cloud services, intensive use of APIs, expanded connected devices, and digital services. Vulnerabilities in legacy systems, integration of new channels, and technology dependencies can result in unavailability, control failures, and security breaches.

We depend on an extensive base of service providers and technology providers, whose security maturity varies significantly. Weaknesses in these environments can result in indirect attacks, interruptions of essential services, information leakage and non-compliance with national and international regulations.

The global market faces a deficit of qualified professionals in information security. This limitation can impact the ability to detect, prevent, and respond to threats in a timely manner, especially in the face of increased complexity and volume of attacks.

Cybersecurity and its risks are addressed at the highest strategic level within our Organization. We consider the possibility of loss, theft or alteration of data processed and stored by us or our third-party service providers as an aggravating factor in our risk analysis. This is due to the potential exploitation of vulnerabilities and weaknesses in systems, devices, networks or other digital media in both our information technology environment and our service providers.

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We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law (LGPD, in Portuguese) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties to agents who process personal data. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called “treatment agents”. The LGPD was especially inspired by European legislation on the subject, reproducing central points of Directive No. 95/46/EC, Regulation (EU) 2016/679 and the General Data Protection Regulation (GDPR).

The impact of the law has been great, because the rules imposed by the LGPD are subject to all data processing, whether physical or digital, by any entity established or not in Brazil, that has collected personal data in Brazil, or of individuals located in Brazil, although they are non-residents, or still offering goods and services to the Brazilian consumer. In short, the adaptation to the LGPD requires the adoption of continuous efforts in our relationship with clients, business partners, service providers and employees, and in practically all internal areas of Brazilian society.

The LGPD (Law No. 13,709/18) is fully in force, having, on September 15, 2025, been updated by virtue of Provisional Measure No. 1,317/25, which, among other guidelines, transformed the National Data Protection Agency (ANPD), into a special municipality linked to the Ministry of Justice and Public Security, responsible for ensuring, implementing and monitoring compliance with the LGPD, with full capacity for applying sanctions since the publication of CD/ANPD Resolution No. 4/23 on February 27, 2023.

The National Council for the Protection of Personal Data and Privacy (CNPD), an advisory body of the ANPD composed of representatives of civil society and public authorities, created by Provisional Measure no. 869/2018 and consolidated by Law No. 13,853/2019.

Thus, from Provisional Measure No. 1,317/2025, the ANPD began to act with expanded prerogatives and structure compatible with the regulatory and supervisory competences that it has already exercised since the full validity of the LGPD. We operate in a preventive, detective and corrective manner in order to protect our own and our clients’ information.

However, possible failures or attacks on our systems and processes can lead to the occurrence of security incidents. Eventually, it can be understood that there was no compliance with the LGPD, which could result in the application of administrative sanctions provided for in the LGPD, namely (i) warning, with a deadline to adopt corrective measures; (ii) a fine of up to 2% of the revenues (net of taxes) of the offending company or its group or conglomerate in Brazil, as determined in its last fiscal year, limited to R$50 million per violation; (iii) daily fine, limited to R$50 million per violation; (iv) publication of the violation; (v) blocking of all personal data involved in the violation until the infringement is regularized; (vi) exclusion of the personal data involved in the violation; (vii) partial suspension of the database operation involved in the violation for up to six months, which can be extended for a further similar period, until the activity of the infringing company becomes compliant; (viii) suspension of the activities of personal data processing involved in the violation for up to six months, which can be extended for a further similar period; and (ix) partial or total prohibition of activities involving the processing of data. In addition to the administrative sanctions provided for in the LGPD, we can also be held responsible for the financial costs of any remediation or reparation efforts related to any compromised third parties.

In addition, other authorities in Brazil may apply the LGPD through administrative procedures or lawsuits. The Consumer Protection and Defense Program (PROCON) or the Public Prosecutor responsible for consumer rights, in addition to individuals and private or non-governmental associations, for example, may file complaints or file lawsuits based on violations of the LGPD that have caused or may cause harm to individuals. Likewise, the data subjects of the personal data that are harmed may judge individual lawsuits requiring indemnities.

Any non-compliance with the LGPD may also negatively affect our image, our financial condition, the result of our operations and the market value of our shares and ADSs.

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Financial institutions, such as us, may be subject to legal proceedings arising from certain actions by third parties related to anticorruption, money laundering and terrorism financing (AML/TF).

We are subject to the Brazilian anti-corruption legislation to prevent money laundering, and terrorist financing (“AML/TF”), as well as equivalent standards and legislation in countries where we maintain branches, subsidiaries and/or operations, as well as regulatory regimes with transnational reach. These standards require us to adopt integrity procedures to mitigate the risk of (i) anyone acting on our behalf offering undue advantage to public agents to obtain benefits of any nature; and (ii) preventing officers, employees or third parties from using financial systems in an inappropriate manner for acts related to ML/TF.

Transnational legislation such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as the Brazilian anti-corruption legislation, impose the obligation to maintain policies and procedures aimed at the prevention of illegal or improper activities related to ML/TF and the corruption of governmental entities and employees in order to guarantee any commercial advantage, and require the maintenance of accurate records and the implementation of internal control systems that ensure the integrity of information and the mitigation of illicit practices. Despite our ongoing efforts to ensure compliance, it is not possible to ensure that such measures are fully effective in preventing or detecting all illegal or improper activities.

If our policies and procedures aimed at preventing ML/TF, bribery and other corrupt practices are not sufficient to prevent voluntary or inadvertent actions of our executives, employees or third parties representing corruption, the competent regulatory authorities have the power and authority to impose fines and other penalties.

Involvement in these actions, a risk inherent to the activities of financial institutions, can generate negative publicity for our Organization, and any unfavorable decision in administrative or judicial processes can negatively impact our financial situation, our operating income and the market value of our shares and ADSs. In addition, the mere perception or claim, even if unfounded, that we, our employees, affiliates or associated third parties have performed improper conduct, may cause significant damage to reputation and other adverse effects.

Our risk management structure may not be fully effective.

We incorporate the risk management process into the full extent of our activities and functions, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify. However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject. If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and the expected results of operations.

We may incur losses due to impairments on goodwill from acquired businesses.

We record the value of goodwill in investment acquisitions, which represents the difference between the fair value of the consideration paid and the fair value of the acquired assets and assumed liabilities. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (Unidades Geradoras de Caixa or UGC) in respect of which goodwill is allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the value of the Cash-Generating Units to determine the presence of indicators of impairment of these assets. However, given the inherent uncertainty regarding cash flow projections, we cannot guarantee that impairment will not be recognized in the future, which could negatively impact our operating income, financial condition, and market value of our shares.

Our financial and operational performance can be adversely affected by epidemics, natural disasters, and other disasters.

The outbreak of infectious diseases on a global scale can affect investment decisions and result in sporadic volatility in international and/or Brazilian markets, adoption of government and private measures, including restrictions, in whole or in part, on the circulation and transport of people, goods and services and, consequently, the closure of public establishments and offices, interruptions in the supply chain, reduction of consumption in general by the population and volatility in the price of raw materials and other inputs.

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The outbreak of epidemics (such as the Covid-19 pandemic), natural disasters and other catastrophes can have a significant negative effect on the world and Brazilian economy, and include or may include:

• Reduction of the level of economic activity;

• Currency devaluation and volatility;

• Increase in fiscal deficit and decrease in the Brazilian government’s capacity of investing and making payments and hiring services or purchasing goods;

• Decrease of available liquidity in the international and/or Brazilian market; and

• Delays in judicial, arbitral and/or administrative proceedings, especially in cases that are not electronic.

The occurrence of such events may have a materially adverse effect on the global and/or Brazilian economy and impact the liquidity and market value of our shares and ADSs; they may also result in: long-range socioeconomic impacts, including a possible drop in revenue in Brazil and increased demand for public spending in key sectors, a scenario in which legislative amendments can be used to impose, even temporarily, a more costly tax treatment of our business activities, which may adversely affect our business and operating income.

We cannot guarantee the future impacts or measures that may be adopted in the face of possible pandemics or outbreaks of communicable diseases, nor can we guarantee the accuracy of estimates related to the potential effects on our operations and financial condition. Similarly, there is no guarantee that new regional or global outbreaks will not occur, nor that we will be able to fully mitigate their impacts, which will depend, among other factors, on the geographical spread of the disease, the duration of the event and the economic repercussions of the measures adopted by the Government.

We are subject to residual loss risks in cases related to inflationary savings purges in Brazil. Although the STF has declared the constitutionality of the Bresser, Summer, Collor I and Collor II Plans, there is still estimates of costs and expenses arising from accessions to the collective agreement approved and reaffirmed by the STF and of remaining lawsuits in progress.

The STF, the highest instance of the Brazilian judiciary and the one responsible for judging constitutional issues, and the STJ, the highest instance for assessing infra-constitutional issues, discussed in recent years the right of borrowers of savings deposits to obtain differences in monetary correction, as well as the calculation of these differences, due to alleged inflationary purges arising from the economic Bresser, Summer, Collor I and Collor II plans implemented in the 80s and 90s, before the Real plan, in 1994.

In the infra-constitutional context, in recent years, the STJ has consolidated relevant understandings on how to calculate and execute any monetary correction differences recognized in public civil actions, defining parameters that restrict the scope of individual executions brought by savers, which give greater predictability to the amount due and limit the possibility of undue expansions of values against financial institutions.

As a way of trying to resolve consensual disputes related to the inflationary purge and still existing, in December 2017, with mediation of the Federal Attorney’s Office (AGU) and the intervention of the Central Bank of Brazil, the entities representing the banks and the savers, signed an agreement, for the purpose of closing these actions, in which conditions for payment and schedule were established for savers to exercise the right of accession to the proposals. This agreement was approved by the STF on March 1, 2018, and subsequently signed amendments were also approved. In principle, accession to the terms of the agreement was strictly voluntary, to be carried out by savers through a digital platform specially created for this purpose within the deadlines then set at the time.

On May 24, 2025, the STF declared the constitutionality of the Bresser, Summer, Collor I and Collor II plans, reaffirming the approval of the collective agreement and its amendments, in all its provisions, and determining its application to all processes that discuss inflationary savings purges, guaranteeing to savers the receipt of the values established in the collective agreement approved.

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In addition, the STF set the deadline of 24 months from the publication of the trial minutes (which occurred on June 3, 2025) for new accession of savers, determining to signatories of the collective agreement to make every effort to ensure that the savers who have not yet joined the agreement do so within the established deadline. It is not possible to estimate the amount of savers that will or will not adhere to that agreement.

We emphasize that, from the decision of the STF, the accession to the agreement remains formally voluntary for the savers, but the agreement became, in practice, a mandatory parameter for the proceedings still in progress, in addition to the calculation and execution criteria set by the STJ in recent years, applicable to individual executions and in aspects not disciplined by the agreement. Thus, our eventual remaining exposures, resulting from the ongoing processes, are delimited by standardized parameters (according to the dictates of the collective agreement and the STJ), which reduces uncertainties and gives greater predictability to the values to be recognized.

We are still subject to the payment of amounts to the savers, either because of accession to the collective agreement or due to actions still in progress. Cases classified as probable risk are all provisioned, so that if the risk materializes, they will not cause an adverse material effect on the results of our operations or financial situation

b)	its shareholders, especially the controlling shareholders

A majority of our common shares are held, directly and indirectly, by one shareholder. On December 31, 2025 and on the date of this annual report, our Board of Directors is composed of 11 members, including four independent members; accordingly, the interests of non-independent members may conflict with those of our other investors.

As of December 31, 2025, the Fundação Bradesco held a total ownership stake of 31.53% in our company, comprising 8.65% of direct ownership and 22.8% of indirect ownership. The Fundação Bradesco is a non-profit institution, supervised by the Public Ministry, whose main social objective is to promote social inclusion through education. According to the terms of the Bylaws of the Fundação Bradesco, the management of the Fundação Bradesco is exercised by a group called “Managing Board”, composed of members of the Board of Directors, members of the Board of Executive Officers and Department Officers who have worked in our group for more than ten years. Under the terms of Fundação Bradesco’s bylaws, members of our Board of Executive Officers that have been working with us for more than ten years serve as members of the Managing Board of Fundação Bradesco. The Managing Board has no other members.

Our Board of Directors has 11 members, four of which are independent, in other words they are not associated with Fundação Bradesco, in accordance with the criteria included in Law No. 6,404/76, in the regulation issued by the CVM (Brazilian Corporate Law). Brazilian Corporate Law states that only individuals may be appointed to a company’s Board of Directors. In addition, Law No. 6,404/76 and CVM Resolution No. 80/22 require that we, as an open company, have independent advisors, whose number must correspond to at least 20% of the total number of directors. To exercise good corporate governance, our Board of Directors has four independent directors. Since the majority of members are not independent, the interests of our Board of Directors may not always be aligned with the interests of part of our other shareholders and these holders do not have the same protections they would have if most of the directors were independent.

Furthermore, our Board members (excluding independent board members) are affiliated with the Fundação Bradesco, and decisions regarding our acquisition policy, divestments, financing, or other transactions may be made by the Fundação Bradesco and our Board of Directors that could be contrary to the interests of our other investors, including shareholders, and that may have a negative impact on the interests of our shareholders.

If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share and common share may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, preferred shares and common shares, by diluting their value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore the market price of our preferred shares and common shares, may decrease significantly.

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Under Brazilian Corporate Law, holders of preferred shares have limited voting rights, accordingly, holders of preferred shares will have similar limitations on their ability to vote.

According to the Brazilian Corporate Law, in particular Article 111 of Law No. 6,404/76, Brazilian companies may cease to grant to their preferred shares some of the rights recognized to common shares, including voting, or grant it with restrictions, whereby, if preferred shares do not have the right to vote, such right may be acquired in certain circumstances.

According to our Bylaws, our preferred shareholders are not entitled to vote at our shareholders’ meetings, except in the circumstances provided by the Brazilian Corporate Law. As such, in contrast to common shareholders, preferred shareholders are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

As a result of the fact that our preferred shareholders do not have the right to vote as a rule, the voting capacity that we can establish to holders of preferred share ADSs corresponding to the preferred shares, in accordance with the applicable Deposit Agreement, so that holders of ADSs will also not have the right to vote, except in the cases legally provided. In addition, if they are to have the right to vote, holders of preferred share ADSs can only vote if we instruct the depositary bank in this regard. The Deposit agreements governing the ADSs determine that the holders of these ADSs will only receive instructions to vote if we authorize the depositary bank to contact these holders for voting instructions, and there are limitations that we may establish to such holders on the ability to vote for further information.

c)	its subsidiaries and affiliated companies

Below we highlight the main risks that could affect the business of our main subsidiary, Grupo Bradesco Seguros, Previdência e Capitalização, which contributed almost 41% of our income.

Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and provisions of related insurance policies may have an adverse effect on us.

The results of our insurance operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and insurance claim liabilities and to price our insurance products. We seek to manage the insured risks, within our limits of liability and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, cancellations, conversion into pension income, administrative, operational, brokerage and claims expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks), changes in mortality and morbidity rates as a result of advances in medicine and increased longevity and pandemics such as the Covid-19 pandemic, which can have a systemic effect on the business (particularly insurance products), or related and economic effects (other insurance products), among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these insurance liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur in a short time period, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that incurred losses are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of our operations.

d)	its managers

We may suffer losses due to managers and employees misconduct.

Our business is exposed to risk from potential non-compliance with our policies, including our Code of Ethical Conduct, and related behaviors to misconduct of managers, employees, interns and apprentices, such as fraud, negligence or non-financial misconduct, all of which could result in regulatory sanctions and/or reputational or financial harm. It is not always possible to avoid the misconduct of managers, employees, interns and apprentices, despite all the acculturation actions we perform or precautions we take to prevent and detect this activity. The misconduct of managers, employees, interns and apprentices can have a material adverse effect on our business, financial condition, operating income, prospects and reputation.

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e)	to its suppliers

Eventual need to supply financial support for related entities, whether due to insufficient capital and/or liquidity, relevant operational problems and dependence on services rendered by suppliers/partners may negatively impact our business performance.

As a result of our relationship with companies that are not part of our group (Prudential Conglomerate) and our investment fund-related activities, we may have to provide financial support to these entities if they encounter financial difficulties, equity imbalances, reduction in financial income or insufficient net assets, among other situations. In addition, our reputation may be adversely affected as a result of any adverse situation that occurs in the entities in which we invest.

Due to the complexity of some of our services, we may be dependent on supplier/partner relationships or encounter difficulty in replacing some suppliers/partners. We are also subject to operational risks that are beyond our control and may impact negatively on our operations and make the delivery of products and services to our clients more difficult. Possible interruptions in the provision of our services and difficulties in substituting certain suppliers/partners or other issues beyond our control arising from third party companies may adversely affect our reputation, financial conditions, result of our operations and/or market value of our shares.

f)	to its clients

We consider a risk relating to “the clients” as a risk related to the “issuer”, as described in item “a” of this section, which reads as “We may face an increase in our level of delinquency in the payment of loans, to the measure that our loans and advance payment portfolio matures”.

g)	economic sectors in which the issuer operates

The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Investing in emerging market countries like Brazil brings economic risks. Economic volatility in Latin America and other emerging markets has been caused by many different factors, including high interest rates, changes in currency value, high inflation levels, exchange rate controls, wage and price controls, changes in economic or fiscal policies, imposition of trade barriers and internal security issues. Any of these factors can adversely affect the value of our shares.

Abrupt changes in monetary or fiscal policies, can generate uncertainties about economic policy, leading to the deterioration of expectations, increasing the volatility and negatively impacting the prices of domestic assets. In this sense, actions and signs of economic policy that are consistent and transparent tend to maintain macroeconomic volatility at low levels. In any case, we have no control or can predict the measures and policies that can be adopted in the future.

Historically, the Brazilian’s political scenario has influenced the performance of the Brazilian economy and the political crises have affected the confidence of investors and the general public, which has resulted in a deceleration in the economy and greater volatility in the securities of Brazilian companies issued abroad, in the last years. Uncertainties about the economic policies, especially fiscal, can generate negative impacts on the prices of domestic assets, such as the depreciation of the currency, elevation of long rates of interest and stock exchange volatility. Furthermore, uncertainties regarding the economic policies that the Brazilian government may adopt can influence the market's perception of the risk of foreign investment in Brazil, which, in turn, can adversely affect the market value of our shares.

In addition, legislative changes can have an adverse impact on our operations, performance, our business, financial situation and operating income.

Uncertainty regarding the economic and fiscal policies and the legal framework could harm the Brazilian economy and, consequently, our business, results of operations and financial condition.

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Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. Fluctuations in the value of the real continue to significantly impact the business in Brazil. In recent years, the currency has shown recurring episodes of devaluation, influenced both by external factors — such as the global strengthening of the dollar and geopolitical tensions — and by domestic fiscal uncertainties.

Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a decelerated growth. A weaker real also adversely impacts companies based in Brazil with debts in foreign currency and/or indexed in foreign debts.

In 2024, global movements strengthened the dollar, along with growing concerns related to the sustainability of Brazilian public accounts resulted in the strong depreciation of the real, with the US dollar/real exchange rate at R$/US$6.19 at the end of 2024, representing a devaluation of the real against the US dollar of approximately 27.9%. In 2025, there was partial recovery of the Brazilian currency, with the exchange rate at R$/US$5.50 at the end of that year, representing an appreciation of the real in relation to the US dollar of approximately 11.16%.

Given the expectation of continued weakness of the US dollar against other currencies in 2026, due to uncertainties about the economic policy of the United States and the high public debt in that country, we believe that the real/US dollar exchange rate may be appreciated throughout 2026.

If the Brazilian currency devalues or depreciates, we may incur losses on our liabilities denominated in, or indexed to, foreign currencies, such as our long-term debt denominated in U.S. dollars and loans in foreign currency, and can lead to gains on our monetary assets denominated in or indexed to foreign currencies, since liabilities and assets are converted into reais using the foreign currency rate on the date of the report. Consequently, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in or indexed to foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could significantly and adversely affect our financial income and the market value of our shares and ADSs, even if the value of the monetary assets and liabilities has not changed in their currency of origin.

On the other hand, if the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and we may experience reductions in our monetary assets and liabilities denominated in or indexed to foreign currencies, as liabilities and assets are converted into reais. Therefore, if our monetary assets denominated or indexed to foreign currencies significantly exceed our liabilities denominated or indexed in foreign currencies, including any financial instruments entered into for hedge purposes, a large appreciation of the Brazilian currency could be materially and adversely affect our financial income, even if the value of monetary assets and liabilities has not changed in their original currency.

Changes in base interest rate by the Central Bank of Brazil may materially and/or adversely affect our margins and results of operations.

As a result of inflationary pressures and macroeconomic instability observed in the last years, the Brazilian government has historically adopted monetary policies that have resulted in interest rates in Brazil being among the highest in the world. The Monetary Policy Committee (COPOM) of the Central Bank of Brazil establishes the basic interest rates generally available to the Brazilian banking system (SELIC), based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. In recent years, the interest rate showed a high bias, with the SELIC rate of 11.75% on December 31, 2023, and then reached 12.25% in 2024 and 15.00% in 2025. It was reduced to 14.50% at the COPOM meeting held on April 29, 2026, where it remains until the date of this annual report.

We have no control over the basic interest rates established by the COPOM of the Central Bank of Brazil or the frequency with which they are adjusted. Increases in the SELIC basic interest rate, can have an adverse effect on us, reducing the demand for our credit and increasing our fundraising costs, financial expenses related to the existing debt, and the risk of client default. Reductions in SELIC rate can also have an adverse effect on us, reducing the interest revenue we earn on our interest-bearing assets and thus reducing our revenues and margins.

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The inflation can affect our revenues and our ability to access foreign financial markets.

Inflation and governmental measures to combat inflation may have significant negative effects on the Brazilian economy and contribute to increased economic uncertainty and increased volatility in the Brazilian securities markets, which may have an adverse effect on us.

The current economic policy in Brazil is based on a monetary regime in which the Central Bank of Brazil seeks to keep the actual inflation in line with a pre-established target, publicly announced. According to the Broad National Consumer Price Index (IPCA), in 2025, the inflation rate reached 4.26%, above the center of the target of 3.00%, but within the tolerance range of 1.50%. In previous years, inflation rates were also above the target limit, reaching 4.83% in 2024, compared to the 3.00% target.

Inflation and government measures to combat it, and if adopted again, may continue to have significant negative effects on the Brazilian economy, including greater volatility in the Brazilian securities market. In addition, measures to control inflation often lead to the maintenance of a restrictive monetary policy, with higher interest rates, restricting credit availability and limiting economic growth. On the other hand, the lack of a consistent and responsible monetary policy can trigger increases in the rate of inflation and thus negatively affect the economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge from our clients to offset the effects of inflation on our cost structure, which may adversely affect us and our operating income.

Unanchored inflation expectations, combined with resilience in economic activity and labor market pressures have led the Central Bank of Brazil to extend the monetary tightening cycle that begun in September 2024 during 2025. On June 18, 2025, the SELIC rate was raised to 15% and was reduced to 14.50% at the COPOM meeting held on April 29, 2026, where it remains until the date of this annual report.

These effects of persistent high inflation and policies to contain it may affect our costs and net interest income. If investor confidence lags, the price of our shares and ADSs may fall. Inflationary pressures may also affect our ability to access foreign financial markets as counter-inflationary public policies may have an adverse effect on our business, financial condition, operating income and the market price of our shares and ADSs.

Geopolitical conflicts and trade disputes can generate widespread uncertainties, significantly impacting trade relations, investor risk appetite, the price of some assets, especially commodities and, consequently, our activities and our results. This scenario can trigger an expansion of global inflation, with an impact on the interest policies adopted by the Central Bank of Brazil, and a greater risk aversion to currencies of emerging countries, with potential effects on international liquidity and global economic growth.

Any consequences resulting from these events may have adverse effects on the political, economic and business environment in Brazil, with an impact on the perceptions and confidence of economic agents, and may affect our operations. There are several outbreaks of geopolitical instability around the world (Russia and Ukraine, Israel and Hamas, Iran and Greenland). These tensions have kept financial assets under high volatility.

United States trade policy has also been a significant source of global economic uncertainty. During the administration of U.S. President Donald Trump, the United States imposed a series of tariffs on imports from various countries, including China, members of the European Union, Canada, Mexico and Brazil, covering a wide range of products such as steel, aluminum, agricultural products and manufactured items. Many of the affected countries have taken retaliatory measures, imposing tariffs on U.S. exports, which in turn contributed to increased volatility in global trade flows, disruption in supply chains, and increased uncertainty in commodity and exchange markets. Although some of these measures were subsequently modified, suspended or replaced, the precedent of unilateral imposition of tariffs and retaliatory trade actions raised the risk of sudden changes in global trade policy, which could adversely affect cross-border investment flows, commodity prices and the demand for financial services in the markets in which we operate.

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In addition, geopolitical tensions in Latin America have intensified, particularly with regard to Venezuela. More recently, in early January 2026, Venezuelan President Nicolas Maduro and his wife were arrested by U.S. authorities as part of a U.S. military operation and were later transported to the United States to face federal criminal prosecution related to drug trafficking charges. The circumstances surrounding these developments have increased uncertainty about political stability, diplomatic relations and economic conditions in Venezuela and the region in general.

The outcome of these conflicts remains uncertain, as well as their effects on the global or Brazilian economy, inflation levels and global credit and capital markets, which may in turn affect our business, our financial situation and our operating income.

In the same sense, bilateral relations between Brazil and the United States constitute an additional source of geopolitical and regulatory uncertainty, with the potential to affect market access, risk perception and asset prices in the country.

In the second half of July 2025, the U.S. government imposed sanctions on Brazil’s Supreme Court Minister and other individuals under the Global Magnitsky Human Rights Accountability Act (“Magnitsky Law”), alleging human rights violations. This measure contributed to the intensification of diplomatic relations between Brazil and the United States, introducing greater uncertainty and potential regulatory scrutiny for Brazilian entities that operate or maintain relations with North American markets. On December 12, 2025, the Office of Foreign Assets Control (OFAC) removed the Minister, his wife and related companies from the Magnitsky sanctions program, removing all previously applicable restrictions.

Separately, the U.S. Trade Representative (USTR) announced a 50% tariff on certain Brazilian exports, claiming that Brazil would have exerted undue pressure on U.S. technology companies, including demanding censorship of political discourse, the disclosure of user data and the change of content moderation policies under threat of legal and regulatory penalties. According to the USTR, the tariff decision resulted from hearings and consultations with digital industry stakeholders in the United States and was presented as a response to alleged violations by Brazil of trade and human rights commitments. Subsequent negotiations between representatives of the governments of both countries resulted in a list of exceptions that exempted from the additional tariff initially imposed by the USTR on several products of the Brazilian export tariff, such as coffee, meat, orange juice and iron ore. On February 20, 2026, the U.S. Supreme Court overthrew tariffs imposed by the United States that used the International Emergency Economic Powers Act (IEEPA), overthrowing a relevant portion of tariffs imposed on Brazilian products. We cannot ensure that new tariffs, export controls, sanctions, restrictions on technologies or services, or other commercial measures will not be adopted, extended or re-established in the future. The increase in tariffs and the possibility of new trade restrictions can lead to a slowdown in trade and global economic activity, generate disruptions in supply chains, and contribute to greater volatility and uncertainty in markets.

Geopolitical events and political developments, such as those arising from trade tensions resulting from US tariff and trade policies and the counter-tariffs imposed by other countries, and other active clashes in the Middle East, as well as the recent political and economic tensions between the United States and Brazil, among other geopolitical events, can further intensify international tensions and cause new disruptions in global trade, industrial supply chains and transport systems, in addition to increasing market price volatility, which can adversely affect our business, our financial condition and our operating income.

h)    regulation of sectors in which the issuer operates

The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and guidelines may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•	minimum capital requirements;
•	compulsory deposit requirements;

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•	investment limitations in fixed assets;
•	lending limits and other credit restrictions;
•	earmarked loan operations, such as housing loans and rural loans;
•	accounting and statistical requirements concerning our operations;
•	management of miscellaneous risks, including social, environmental and climate-related risks;
•	mandatory provisioning policies for regulatory reporting purposes;
•	limits and other restrictions on rates; and
•	limits on the amount of interest that banks can charge and the period for which they can capitalize on interest.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing rules can be changed, their form of execution or interpretation may change, and new laws and regulations may be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. Regulations issued by the Central Bank of Brazil are not subject to a legislative process. The regulations issued by the Central Bank of Brazil do not go through the legislative process, so they can be enacted and implemented in a very short period of time, which could impact our operations. In addition, any changes in loan availability may affect us negatively.

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank of Brazil has periodically changed the level of compulsory deposits that financial institutions in Brazil, including us, are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•	a portion of our compulsory deposits with the Central Bank of Brazil do not bear interest; and
•	while another portion is paid at the SELIC rate or rate of remuneration of the savings account.

Our compulsory reserves for demand deposits, savings deposits, time deposits, and additional compulsory reserves amounted to R$111.4 billion on December 31, 2025. The compulsory reserve requirement has been utilized by the Central Bank of Brazil as a means to control liquidity as part of monetary policy in the past, and we have no control over these impositions. Any increase in the compulsory reserve requirements may diminish our ability to extend loans and engage in other investments, consequently having a negative impact on our financial condition and results of operations.

Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian government has a history of regularly instituting tax reforms that affect us and our clients. Among other measures, these reforms include tax changes and, occasionally, the imposition of temporary taxes with specific destinations. The effects of these possible changes are uncertain and cannot be quantified before their effective adoption and implementation. There are no assurance that these reforms could not, once implemented, have an adverse effect upon our business.

In this context, as of 2027, our business and that of our clients will be impacted by the “Tax Reform of Consumption”, which promotes a wide reformulation of indirect taxes on the provision of services and sale of goods. However, the specific impacts of this reform are still under assessment. This reform, resulting from Constitutional Amendment No. 132/23, have as main milestone the replacement of five current taxes (PIS, COFINS, ICMS, ISS and IPI) by a Value Added Tax (VAT), divided into two VAT-Dual): (i) the Contribution on Goods and Services (CBS), which will be allocated to the Government, and (ii) the Tax on Goods and Services (IBS), which will be distributed to the States, Municipalities and Federal District.

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The CBS and IBS already have partial regulation under Complementary Law No. 214/25 and Complementary Law No. 227/26, which, respectively, establish the specific regime for financial services, even with transitional rules that aim to preserve the tax burden on financial intermediation for a given period, including the credit “spread”, and define the rates incident on such financial services, which will progressively increase from 10.85% in 2027 to 12.50% in 2033, in addition to providing a 2% reduction for financial services subject to the Tax on Services of any Kind (ISS), progressively eliminated by 2033.

Despite this definition, several points that are crucial to determine the impacts of the Tax Reform on our business are still pending regulations – for example, there is no definition of the IBS/CBS tax rate incident on the general regime, which covers much of our services. As long as such points are not defined, there is no way to predict, assertively, the impacts on margins, pricing and product structures.

Another change with prospective effects stems from Complementary Law No. 224/25, which increased the Social Contribution on Net Income (CSLL) rates applicable to the financial sector, which will be in force on April 1, 2026, after the disclosure of this form. Therefore, there should be an increase in the CSLL load in segments of the Group other than banking (for example, capitalization and payment business), to be still effectively verified, with the potential of reducing margins and influencing the pricing of products, given the increase in the tax burden for Group entities.

We cannot guarantee that the Brazilian government will not implement new tax reforms or changes in applicable laws and regulations, nor that it will maintain or renew incentives in favorable terms for us. If such changes directly or indirectly raise the Group’s tax burden, our margins can be pressured, with adverse effects on business and operating income.

In addition, relevant sector taxes are subject to new legislative and regulatory changes, which may require adjustments in pricing, products and capital policies. In addition, tax authorities or courts can interpret tax regulations differently to our interpretation, which could result in tax disputes, associated costs and penalties.

The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, promulgated in 1988, established a ceiling of 12.0% p.a. on interest rates on bank loans (remuneratory). However, this rate was never implemented, because it depended on a regulation by the National Monetary Council (CMN), which was not edited.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was promulgated and revoked all sub-items and paragraphs of Article 192 of the Brazilian Constitution, in particular paragraph 3 of article 192, which specifically addressed this topic. The understanding that this ceiling was not yet in force was confirmed even by Binding Summary No. 7, a final binding decision promulgated in 2008 by the STF, according to the prior understanding of the court on this matter. Since 1988, several attempts have been made to regulate loan interest, mainly those related to banks, but no alternative has been implemented by the Congress and/or confirmed by Brazilian higher courts.

The majority of our revenues, expenses, assets, and liabilities are directly linked to interest rates. Therefore, the imposition of a limitation or cap on loan interest rates can significantly and adversely affect our operating income and financial condition, our loan portfolios, our cost of funding, and our loan-related revenue. However, there is no evidence of imminent approval of the bills under way by Congress.

On October 15, 2025, the Superior Court of Justice (STJ) set a precedent regarding the application of the SELIC rate to non-contractual civil obligations. The Court reaffirmed its understanding and established a binding thesis, under the rite of repetitive resources (Theme 1,368), in the sense that Article 406 of the Civil Code – even before the amendment promoted by Law No. 14,905/24 – should be interpreted in the sense that the SELIC is the applicable rate for calculating the arrears interest of civil debts.

In addition to the decision of the STJ, on July 1, 2024, Law No. 14,905/24, of June 28, 2024 (“Law No. 14,905/24”), which amended several important provisions of the Civil Code and established that, if there is no interest rate agreed between the parties or provided for in a specific law, the following shall apply: (i) the monetary adjustment will be applied considering the variation of the IPCA index, calculated and published by the Brazilian Institute of Geography and Statistics IBGE), or the index that replaces it, as applicable; and (ii) the legal interest will be applied considering the SELIC reference rate minus the index adopted for monetary adjustment (i.e. SELIC - IPCA), provided that CMN Resolution No. 5,171, of August 29, 2024 is observed, as to the methodology of calculation of the legal rate and form of application. If the calculation provided for in item “(ii)” is negative, no interest will be applied.

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After the promulgation of Law No. 14,905/24, the STJ revisited the discussion on the SELIC Rate. In October 2024, the STJ made a decision acknowledging that the specific issues raised by Minister Salomão were overcome due to the provisions introduced by Law No. 14,905/24. In addition, the Court confirmed that the SELIC rate applies to ordinary civil obligations, in accordance with the new wording of Article 406 of the Brazilian Civil Code.

i)      foreign countries where the issuer operates

The risks to which our offices abroad are exposed are not characterized as relevant insofar as they generate significant impacts that could influence our decision of investment.

There is a proviso that the operations of our Offices Abroad are supported by policies, standards and procedures issued by the Organization.

j)	social issues

Loan operations, part of our group of clients, can impact social issues such as the use of slave-like labor, child labor or forced labor, impacts on traditional lands and people and occupational health and safety, among other points, which are liable to credit limitation, termination of contracts and limitation of opening new contracts.

k)	environmental issues

We provide financing of projects carried out by clients which can result in negative socio-environmental impacts that, in turn, can negatively affect our operating income and reputation.

We promote loan and financing operations, acting in several sectors, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their projects, causes environmental impacts, such as the contamination of soil and water pollution above the legally acceptable limit and/or environmental disasters, it has a direct obligation to repair the damage caused. Consequently, depending on the magnitude of the socioenvironmental impact, the client can have their economic-financial structure compromised, which could adversely affect our financial status, the result of the operations and the market value of our shares.

l)      climate issues, including physical and transition risks

Climate change can have adverse effects on our business.

The greater relevance given by the market and regulators to the risks associated with climate change implies new regulations, especially in order to understand and manage how these changes can affect our operations and business strategy, leading us to incorporate financial costs arising from physical climate risks and risks arising from the transition to a low-carbon economy.

Physical climate risks can affect the global economy, resulting in significant changes in asset prices and the industry’s profitability. Damage to borrowers’ property and operations can impair clients’ asset values and credit quality, leading to higher defaults, write-offs, and impairment losses in our portfolios. Our facilities and resilience may also suffer physical damage due to weather events that may represent an increase in our costs. In addition, in relation to the transition risks, considering the greater relevance given to the subject by the market, a greater scrutiny of the businesses that we conduct, by regulators, investors, civil society and the general public, is expected to demand changes in the business we conduct. Thus, we must properly incorporate the risks associated with climate change into our risk structure to properly measure, manage and disseminate the various financial and operational risks that may result from these changes.

As an example of this, in 2025, the performance of the low-intensity La Niña phenomenon caused the reduction of rainfall in the Center-South and temperatures remained above the historical average, impacting reservoirs, hydroelectric generation and the agricultural calendar. These factors raised the risk of inflationary pressures, especially on food and fuels. Such events may cause financial losses, negatively affect the result of our operations, our financial condition and the market value of our shares.

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As of January 1, 2027, the Organization will publish, as an integral part of its annual consolidated financial statements, the Report of Financial Information Related to Sustainability, pursuant to CMN Resolution No. 5,185, of November 21, 2024, which amended Resolution No. 4,818, of May 29, 2020. This report will be prepared according to the Technical Pronouncements CBPS 01 and CBPS 02, of the Brazilian Committee for Sustainability Pronouncement, covering, respectively, the general requirements and the disclosures related to the climate, and will be the subject to the assurance of independent audit.

As a consequence of the new regulatory obligations related to reporting, disclosure and collection of sustainability and climate information, the Organization is now exposed to risks arising from the complexity and volume of this information, especially those linked to risk profiles, internal controls, social, environmental and climate management — that can generate inconsistencies, delays or inaccuracies in reports, with potential administrative, financial and reputational impacts. Additionally, the need for continuous updating of internal processes can increase operational risk, especially if there is dependence on legacy systems, challenges of technological integration or limitations of specialized technical capacity, and may generate financial losses and reputational damage if regulatory requirements are not met properly.

m)   other issues not covered in the previous items:

As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition, and operating income may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations may be adopted, or existing standards, notably those related to data protection and copyright, may be interpreted in new ways that affect the operation of our platform and the way we use artificial intelligence and machine learning technology, including in relation to loan granting, given legislative discussions on the right to contestability, explainability, and review of decisions obtained through the use of artificial intelligence systems, which may expose our credit model, and could negatively affect our business. Additionally, the cost of complying with such laws or regulations may be significant and increase our operating expenses, which may adversely affect our business, financial condition, and operating income.

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4.2 – Among those listed in field 4.1, regardless of the category in which they are inserted

1.     The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

2.	Geopolitical conflicts and trade disputes can generate widespread uncertainties, significantly impacting trade relations, investor risk appetite, the price of some assets, especially commodities, generating instabilities that can affect our activities and, consequently, our results.

3.	A failure or violation of our infrastructures and operating systems, security or technology or our suppliers, may temporarily disrupt our business and cause loss

4.     Changes in base interest rate by the Central Bank of Brazil may materially and/or adversely affect our margins and results of operations.

5.	Adverse developments affecting the financial services industry, such as events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our ability to finance our assets.

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4.3 – Describe, quantitatively and qualitatively, the main market risks to which the issuer is exposed, including in relation to exchange rate risks and interest rates

The Organization monitors and controls the possibility of financial losses due to fluctuating prices and interest rates of the financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes. Considering the dynamics of this type of risk and the characteristics of each investment portfolio, various limits of risks and results were established.

The proposals for risk limits are validated in specific Committees, supported by the Integrated Risk Management and Capital Allocation Committee, and submitted for approval by the Board of Directors, according to the characteristics of the business, which are segregated into the following portfolios:

•	Trading Portfolio: comprised by every operation that is carried out with financial instruments, including derivatives, held with trading intent or to hedge other instruments in the portfolio itself, and which are not subject to the limitation of their negotiability. Operations held with trading intent are those intended for resale, attainment of benefits from effective or expected price variation, or for arbitration; and
•	Banking Portfolio: comprised by operations that are not classified in the Trading Portfolio from the other business of the Organization and their respective hedges.

Market Risk Measurement Models

The measurement and control of market risk are made through the methodologies of Stress, Value at Risk (VaR), and Sensitivity Analysis, in addition to the Results Management and Financial Exposure limits. The use of several methodologies for risk measurement and assessment is important, because they are always complementary and their combined use allows you to capture various scenarios and situations.

Trading and Regulatory Portfolio

The risks of the Trading Portfolio are mainly controlled by Stress and VaR. In the case of Stress, which aims to quantify the negative impact of shocks and extreme economic events that are financially unfavorable to the positions of the Organization, the analysis uses stress scenarios that are prepared by the area of Market Risk and Economic Area of the Organization from historical and prospective data for the risk factors in which the Organization is positioned.

For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). Additionally, for the measurement of all risk factors of the options portfolio, the models of historic simulation and the Delta-Gamma-Vega are applied, whereby the most conservative between the two prevails. For the calculation of the volatilities, correlations and historical returns, a window of at least 252 working days was adopted.

For regulatory purposes, the need for capital, relating to Banking Portfolio shares, is realized through the evaluation of credit risk, as determined by the Central Bank of Brazil, i.e., they are not included in the calculation of market risk.

Interest Rate Risk in the Banking Portfolio

The measurement and control of the interest rate risk of the Banking Portfolio are mainly made from the Economic Value of Equity (EVE) and Net Interest Income (NII) variation methodologies, which measures the economic impact on the positions and the impact in the Organization’s income respectively, according to the scenarios drawn up by the Economic area of the Organization. These scenarios seek to determine positive and negative movements that may occur in the curves of interest rates and, consequently, affect the applications and funding of the Organization.

The EVE methodology consists of re-pricing the portfolio, subject to a variation in interest rates and taking into consideration any increases or decreases in the rates used for the calculation of the present value and the total duration of assets and liabilities. Therefore, the economic value of the portfolio is calculated with both the market interest rates on the date of the analysis and with the scenarios designed. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

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In the case of the NII – Net Interest Income, the methodology intends to calculate the Organization’s variation in the net revenue interest (gross margin) due to eventual variations in the interest rate level through the same scenarios mentioned above, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the clients are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined study for the verification of historical behaviors, are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Evolution of Risk Exposure

In this section, we present the evolution of the VaR that is calculated by the internal model, Stress Analysis and Sensitivity Analysis.

VaR Internal Model – Trading Portfolio

The Trading Portfolio VaR for the 1-day horizon and net of tax effects of 2025 was lower than it was at the end of 2024, mainly due to the decrease of the exposure in Others.

Note: VaR for the 1-day horizon and net of tax effects.

The “Other” risk factor includes investment funds, commodities, non-linear instruments and the negative goodwill of the public security (LFT).

VaR Internal Model – Regulatory Portfolio

Since January 2013, Bradesco has used its internal market risk models, which were used for their management, in the calculation of the regulatory capital requirement(1) for every risk factor and for all of the Organization’s business. For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). It is important to highlight that to measure all of the options portfolio’s risk factors, the risk models of historical simulation and the Delta-Gamma-Vega are applied, whereby the most conservative of the two prevails, which is the risk of options added to the

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VaR of the Portfolio. It is important to note that the value at risk is extrapolated for the regulatory horizon(2) (the highest between ten days and the horizon of the portfolio) based on the time root method. The values of VaR and Stressed VaR demonstrated below are for the horizon of ten days and are net of tax effects.

(1) In order to calculate the share of the Market Risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, according to Circulars No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil; and (2) The maximum between the maintenance period (holding period) of the portfolio and ten days, which is the regulatory minimum horizon required by the Central Bank of Brazil, is adopted.

Note: VaR for the 10-day horizon and net of tax effects.

For the purposes of the calculation of the regulatory capital requirement, in accordance with the internal model, one must take into consideration the rules described in Circular Letters No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil (Bacen), such as the use of VaR and Stressed VaR without tax purposes, of the average of the last 60 days and the multiplier.

Stress Analysis – Trading Portfolio

The Organization evaluates, also daily, the possible impact on positions in stress scenarios to a horizon of 20 working days, with a limit set in the governance process. Thus, considering the effect of diversification between the risk factors and the net amounts of tax effects, the possibility of an estimated average loss in stress outcomes would be R$144 million in 2025 (2024 – R$238 million), where the estimated maximum loss would be R$355 million (2024 – R$474 million).

Note: Net amounts of tax effects.

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Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of market shifts and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations, held in the Banking Portfolio, is financed by demand and/or savings deposits, which are “natural hedges” for any future variations in interest rates and, moreover, interest rate variations do not represent a material impact on the institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

(1) Amounts net of tax effects.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that the results show the current impact for each scenario on a static portfolio position. However, the market is highly dynamic, which currently results in continuous changes in these positions but does not necessarily reflect the position shown here. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions, in order to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

(1) Amounts net of tax effects.

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The sensitivity analyses of the financial exposures (Trading and Banking Portfolios) of the Organization were carried out, based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

▪	Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and a 1.0% variation on prices. For example: for a Real/U.S. dollar exchange rate of R$5.50 a scenario of R$5.56 was used, while for a 1-year fixed interest rate of 13.80%, a 13.81% scenario was applied;
▪	Scenario 2: 25.0% of stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$5.50 a scenario of R$6.88 was used, while for a 1-year fixed interest rate of 13.80%, a 17.25% scenario was applied. The scenarios for other risk factors also accounted for 25.0% of stresses in the respective curves or prices; and
▪	Scenario 3: 50.0% of stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$5.50 a scenario of R$8.25 was used, while for a 1-year fixed interest rate of 13.80%, a 23.12% scenario was applied. The scenarios for other risk factors also account for 50.0% of stresses in the respective curves or prices.

4.4 – Judicial, administrative or arbitral proceedings in which the issuer or its subsidiaries are a part of, discriminating between labor, tax, civil, environmental and others

The Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

In our relevance analysis of the lawsuits, which considers: (i) the opinion of the legal advisors; (ii) the nature of the shares; (iii) the similarity with previous lawsuits; (iv) the complexity; and (v) the opinion of courts (whenever the loss is assessed as probable), we did not identify relevant lawsuits that could have an influence on the investment decision. In addition, the Management understands that the provision constituted is sufficient to meet the losses that result from the respective lawsuits.

Although we do not have relevant lawsuits, according to the criteria mentioned above, we have listed below the processes that have values, assets or rights involved, above the materiality of R$875 million, which represents 0.5% of the Reference Equity of the issuer (R$174,969 million). It is important to note that possible differences found between the proceedings disclosed below and the values disclosed in the Notes refer to proceedings that, individually, have lower materiality than that which we consider relevant.

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Judicial Proceeding:	16327.720937/2019-71
a. court	Administrative
b. jurisdiction	Second Instance – Administrative Council of Tax Appeals - CARF
c. date brought	October 4, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$6,005,086,951.69
f. principal facts	Administrative Proceeding: Notification of the IRPJ and CSLL, in the fiscal years 2014 and 2015, under the heading funding expenses with interbank deposits, whose resources were capitalized in BERJ in 2012, considered as non-essential by the audit inspection.
The DRJ filed a partial motion to deny, restoring the tax loss and negative base of the CSLL consumed in previous entries already canceled by the CARF, and the negative base of the CSLL of 2015. There was a mandatory review and filing of voluntary appeals.
Trial converted into due diligence for the unit of origin to review the documents submitted in relation to the subsidiary petition for the deduction of income tax (IRF) values incident on the results of the Cayman and New York subsidiaries in 2012 to 2015, as well as to the credit of IRF withheld by foreign companies because of the services provided to them.
g. summary of on the merits decisions given	Partial provision of the motion to deny by the DRJ and trial converted into diligence by the CARF. After due diligence, there was a trial in the CARF, which denied the mandatory review and, by a majority of votes, denied the voluntary appeal. Awaiting subpoena of the ruling by the CARF.
h. proceeding status	Awaiting end of the Trial in the CARF.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law and involved.

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Judicial Proceeding:	Tax Execution No. 0006016-63.2015.4.03.6130
a. court	Federal
b. jurisdiction	Federal Justice
c. date brought	September 4, 2015
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$5,397,336,010.71
f. principal facts

Judicial Proceeding: Tax execution No. 0006016-63.2015.4.03.6130, of collection of values monitored in Administrative Procedure No. 16327.000190/2011-83 - Disallowance of compensations of the COFINS resulting from the success in ordinary action No. 2006.61.00.003422-0 (enlargement of the basis of calculation - Law No. 9,718/98), whose authorization was deferred by the RFB in 2011, after the judgment of the court action, but the compensation made also in 2011 was rejected.

After the favorable judgment obtained in the ordinary action, on June 30, 2011 the company filed a petition to authorize the credit, whose request was accepted on August 22, 2011. Thus, the company began to use the credit recognized by the Brazil’s Federal Revenue, however on December 14, 2011 the company was notified of the court order ruling that, wrongly, it had rejected the compensations performed.
Once the discussion was exhausted in the administrative sphere, the noncompliance with the "res judicata" is being discussed in the proceedings of ordinary action No. 2006.61.00.003422-0 and bill of review No. 0014403-27.2015.4.03.0000 and the Motion to Stay Tax Execution No. 0007715-89.2015.4.03.6130.
The tax credit is guaranteed by bank guarantee and insurance guarantee in the amount corresponding to the full amount of the debt, offered in the court records of tax liability No. 0006016-63.2015.4.03.6130.

g. summary of on the merits decisions given	Unfavorable decision in the administrative sphere. The discussion continues in the judicial sphere.
h. proceeding status

Awaiting appeal ruling of the Motion to Stay Tax Execution No. 0007715-89.2015.4.03.6130.

In October 2025, the TRF of the 3rd Region judged bill of review No. 0014403-27.2015.4.03.0000 favorably to the company. The National Treasury filed Special Appeal.

i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceeding:	16327.720939/2019-60
a. court	Administrative
b. jurisdiction	Higher Court - Superior Chamber of Tax Appeals - CSRF
c. date brought	October 4, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A (successor of Banco Bradesco Cartões S.A.)
e. sums, goods or rights involved	R$3,448,569,112.76
f. principal facts	Administrative Proceeding: Notification of the IRPJ and CSLL, in the fiscal years of 2014 and 2015, under the heading funding expenses with interbank deposits, whose resources were capitalized in BERJ in 2012, considered as non-essential by the audit inspection.
The DRJ filed a partial motion to deny, determining the appropriation of the sum of R$246,613.56 of the negative balance of the IRPJ of 2015, reducing the value of the notification. There was no mandatory review. The Voluntary Appeal was denied by a quality vote. Awaiting trial of the Special Appeal.
g. summary of on the merits decisions given	Challenge deferred in part by the DRJ. The Voluntary Appeal was denied by a quality vote. Awaiting trial of the Special Appeal.
h. proceeding status	Awaiting receipt of the subpoena of the judgment.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.

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Judicial Proceeding:	Rescissory Action No. 00244786220144030000
a. court	Federal
b. jurisdiction	TRF3
c. date brought	September 26, 2014
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: BANCO BRADESCO FINANCIAMENTOS S.A.
e. sums, goods or rights involved	R$3,746,351,547.37
f. principal facts

This is an Rescissory Action proposed by the Government to terminate the judgment given in Bill of Review No. 0041744-38.2009.4.03.0000, requiring its effectiveness to be suspended until the final judgment of this lawsuit.

This lawsuit is due to the final and binding judgment that granted the security sought in the proceedings of Writ of Mandamus No. 1999.61.00.009282-1 and the request for withdrawal of judicial deposits by BBF (COFINS financial revenue).

TRF3 judged by the provenance of the action for annulment, determining the termination of the judgment given in the proceedings of Bill of Review No. 0041744-38.2009.4.03.0000. The opposing motion for clarification later in the face of the judgment was partially provided only to clarify that the judgment does not apply to Jaime Pinheiro Participações S.A., leaving the remaining maintained as the judgment originally given. RESP and RE filed.

Suspension of the enforceability maintained as a result of the judicial deposit made in the proceedings of Writ of Mandamus No. 0009282-13.1999.4.03.6100.

g. summary of on the merits decisions given	Unfavorable decisions given. RESP and RE filed by the company.
h. proceeding status	Blockage of the process until final decision on the topic 372/STF.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceedings, the values should be paid upon the conversion of the judicial deposit into income of the Federal Government, affecting the income.

Judicial Proceeding:	0021377-79.2016.4.03.6100 (16327.720430/2012-41)
a. court	Federal
b. jurisdiction	9th Court - Federal Justice/SP
c. date brought	April 13, 2012
d. parties to the proceeding	Plaintiff: Quixaba Empreendimentos e Participações Ltda. (successor of Ferrara Participações Ltda.) Defendant: Federal Government (Brazil’s Federal Revenue)
e. sums, goods or rights involved	R$3,040,050,139.83
f. principal facts	Judicial Proceeding: Action for annulment for the cancellation of the collection of the controlled values in Administrative Proceeding No. 16327.720430/2012-41 with the registry of the IRPJ and CSLL regarding the taxation of the supposed capital gain on the disposal of investment.
After trial in the CARF, discussions are underway in the administrative sphere only regarding the recovery of interest on the fine, object of special appeal, which is awaiting trial from the High Court of Appeals for Fiscal Matters - CSRF.
As to the discussion on the amortization of the goodwill paid on the acquisition of investment, Action of Annulment No. 0021377-79.2016.4.03.6100 was filed, and is awaiting expert evidence.
The chargeability of the tax credit is suspended by the administrative appeal partly by the Early Tutelage obtained in the Bill of Review No. 0018549-77.2016.4.03.0000.
g. summary of on the merits decisions given	Emergency Protection rejected. Awaiting production of expert.
h. proceeding status	Awaiting realization of expert evidence.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

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Judicial Proceeding:	Administrative Proceeding No. 16327.720842/2020-91
a. court	Administrative
b. jurisdiction	CSRF
c. date brought	July 21, 2020
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$2,328,178,929.24
f. principal facts	Notification of IRRF, July 2016, in the quality of tax-responsible person, about alleged difference in the capital gain earned on the sale of the operations from HSBC to Bradesco. HSBC (London) calculated the capital gain on the basis of the cost of the investment in foreign currency registered in the BACEN. In the understanding of the tax office the gain should have been determined on the basis of the original cost in Brazilian real.
The DRJ dismissed the challenge and filed a voluntary appeal on January 11, 2021. The appeal was not granted, and a Special Appeal was filed. The RESP was partially admitted, and an Appeal was filed. Awaiting Appeal ruling.
g. summary of on the merits decisions given	DRJ denied the challenge. Voluntary Appeal of the company was rejected. Special Appeal filed by the company.
h. proceeding status	Awaiting trial of the Special Appeal.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceedings in the administrative sphere, the case will be discussed in justice, where the chances of success are good, due to the foundations of fact and law involved.

Judicial Proceeding:	Administrative Proceeding No. 16327.720737/2022-13
a. court	Administrative
b. jurisdiction	First Instance - ADM
c. date brought	December 28, 2022
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$1,956,402,857.74
f. principal facts	Notice of infraction filed against Banco Bradesco for requirement of IRPJ and CSLL on the amounts deducted as Loan Loss Provision in 2017.
A challenge has been presented. A diligence was carried out on the documents and allegations of the Motion to Deny. Awaiting decision of the DRJ.
g. summary of on the merits decisions given	They have not yet had decisions.
h. proceeding status	Awaiting trial from DRJ.
i. chance of loss (probable, possible or remote)	Possible
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceedings in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the foundations of fact and law involved.
In the case of an eventual loss in the judicial proceedings, the value involved will have to be paid, with an impact on the income for the fiscal year.

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Judicial Proceeding:	Writ of Mandamus No. 2006.61.00.027475-9
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Panel
c. date brought	December 14, 2006
d. parties to the proceeding	Plaintiff: Banco IBI S.A. - Banco Múltiplo (currently known as Banco Bradescard S.A.) Defendant: Special Representative of the Financial Institutions in São Paulo
e. sums, goods or rights involved	R$1,758,801,107.51
f. principal facts

Judicial Proceeding, in which a plea was made since January 2007: (i) to recognize and declare the non-enforceability of the COFINS and of the contribution to the PIS, in the modality required by Law No. 9,718/98, preventing it, because its incidence on income earned its inconsistent with the concept of turnover (production of sales of merchandise and of services provided); (ii) to recognize and declare the non-enforceability of the COFINS levied at 3%, maintaining the levy at 2%; and (iii) to recognize the existence of amount unduly collected as PIS (basis of calculation) and as COFINS (basis of calculation and levy) and the consequent credit rights, and authorize the compensation of the values in reference against the installments due of taxes and contributions managed by the Brazil's Federal Revenue Department.

The discussion is restricted to the triggering events until December 2014.

On March 23, 2007 a partial injunction was obtained, moving away from only the requirement of the collection of the PIS and COFINS on the basis of calculation as determined by Law No. 9,718/98.

On November 23, 2007 the sentence was given as unfounded, re-establishing the Injunction following the favorable decision obtained through a bill of review.

On April 7, 2011 judgment was given as partially favorable, declaring as unconstitutional the incidence of the PIS and COFINS of Law No. 9,718/98 for other income that is not of turnover (without entering into the merit of the composition of revenue for financial institutions).

The company filed special and extraordinary appeals with the STJ and STF, which await appreciation and are suspended until the trial of RE (Extraordinary Appeal) No. 609,096 (General Repercussion).

The amounts discussed are fully deposited.

g. summary of on the merits decisions given	Judgment was given as partially favorable. Awaiting trial of Resp and RE.
h. proceeding status	Stay of proceedings due to General Repercussion in the STF (Supreme Court).
i. chance of loss (probable, possible or remote)	Probable.
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.

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Judicial Proceeding:	16327.720390/2018-22
a. court	Administrative
b. jurisdiction	Second instance - Administrative Council for Tax Appeals - CARF
c. date brought	June 4, 2018
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A. (successor of Banco Bradesco Cartões S.A.)
e. sums, goods or rights involved	R$1,713,150,308.53
f. principal facts	Notification of IRPJ and CSLL, calendar year 2013, related to the disallowance of expenses from funds raised with interfinancial deposits, whose resources have been capitalized on BERJ in 2013, considered as unnecessary by supervision.
DRJ ruled and partially upheld the appeal. The Inland Revenue has filed a mandatory review to the company with the appellee’s brief of the part retained. The CARF converted the trial into diligence.
The CARF, (i) by the vote of quality, denied the voluntary appeal; (ii) by unanimity of votes, not acknowledging the mandatory review and (iii) by unanimous votes, did not acknowledge the appeal regarding item IV of our defense, because of the request for withdrawal made.
The chargeability of the tax credit is suspended by the appeals presented that are pending trial in the CARF.
g. summary of on the merits decisions given	DRJ ruled and partially upheld the appeal. The CARF, by the vote of quality (i) denied the voluntary appeal; (ii) by unanimous votes not acknowledging the mandatory review and (iii) by unanimous votes did not acknowledge the appeal regarding item IV of our defense, because of the request for withdrawal made. There was an opposing Motion for Clarification by the Company, which were rejected. In the face of this Motion for Clarification judgment, we lodged the RESP, which was not admitted. Appeal lodged, which was rejected. Thus, the Writ of Mandamus was filed, which, in terms of the Bill of Review No. 1048012.86.2025.4.01.0000, obtained the injunction to suspend the debt and determine the admission of the company’s RESP.
h. proceeding status	Awaiting trial of the Company’s Interlocutory and Special Appeal.
i. chance of loss (probable, possible or remote)	R$1,687,618,265.04 - Possible R$25,532,043.49 - Remote R$1,713,150,308.53 - Total
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is a loss in the proceedings in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the foundations of fact and law involved.

Judicial Proceeding:	10903.720005/2019-51
a. court	Administrative
b. jurisdiction	Third Instance – Administrative Council of Tax Appeals - CSRF
c. date brought	May 2, 2019
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: Kirton Bank S.A.
e. sums, goods or rights involved	R$1,178,668,797.95
f. principal facts	Administrative Proceeding: Notification of IRPJ and CSLL, period from 2014 to 2016, as a supposed disguised distribution of profit, through hedge operations carried out through an investment fund abroad.
The DRJ dismissed the challenge and a voluntary appeal was filed on. The appeal was rejected, and a Special Appeal was filed, but was not admitted. Appeal filed by the company.
g. summary of on the merits decisions given	DRJ denied the challenge and voluntary appeal. Thus, a Special Appeal was filed, which was not admitted. We filed lawsuit No. 1144296-44.2025.4.01.3400, where the injunction for the processing of the administrative appeal was granted (Bill of Review No. 1048012-86.2025.4.01.0000).
h. proceeding status	Waiting for RESP analysis, according to the decision given in Bill of Review No. 1048012-86.2025.4.01.0000.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.

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Judicial Proceeding:	Writ of Mandamus No. 0047693-88.2012.4.02.5101
a. court	Federal
b. jurisdiction	TRF 2nd Region – 3rd Panel
c. date brought	November 16, 2012
d. parties to the proceeding	Plaintiff: Banco Bradesco BERJ S.A. Defendant: Special Representative of the Financial Institutions in RJ
e. sums, goods or rights involved	R$1,117,600,849.70
f. principal facts	Judicial Proceeding: Pleaded the calculation and collection of PIS and COFINS, from October 2012, on its effective billing, whose concept executed by private law and accepted by the STF is mentioned explicitly in article 2 of Complementary Law No. 70/91, referred to in articles 1 and 2 of Law No. 9,718/98, thus moving away from the requirement of these contributions on the entirety of the operating revenues, in particular financial revenues.
The discussion is restricted to the triggering events until December 2014.
The value involved has the enforcement suspended due to the full judicial deposit involved, made with the decline of the appeal that was initially granted.
The company filed an appeal on the merits of the case, which was denied by the TRF 2nd Region. The Special and Extraordinary appeals have been presented to the STF and STJ. The case is on hold awaiting trial of RE 609.096
g. summary of on the merits decisions given	Unfavorable judicial decisions, awaiting trial of RESP and RE. Process Suspended until final trial of the TOPIC 372/STF.
h. proceeding status	Awaiting trial in the Higher Court.
i. chance of loss (probable, possible or remote)	Probable
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be paid by converting the realized judicial deposit amount into income to the Federal Government.

Judicial Proceeding:	Administrative Proceeding No. 17459.720003/2025-44
a. court	Administrative
b. jurisdiction	First Instance Adm
c. date brought	May 30, 2025
d. parties to the proceeding	Plaintiff: Federal Government (Brazil’s Federal Revenue) Defendant: BEM DISTRIBUIDORA DE TÍTLS E VALS MOBILIÁRIOS LTDA.
e. sums, goods or rights involved	R$945,265,187.28
f. principal facts	Notice of infraction for the requirement of IRRF, in the calendar year of 2020, due to the alleged absence of payment of the tax due on income distributed to non-resident quota holders, resulting from the divestment in Pet Center Comércio e Participações S.A. On June 3, 2025 we presented the administrative challenge.
g. summary of on the merits decisions given	None.
h. proceeding status	Awaiting ruling of the challenge.
i. chance of loss (probable, possible or remote)	Remote
j. reason why the lawsuit is considered relevant	The process is relevant due to the materiality of the cause, exceeding 0.5% of the Reference Equity.
k. analysis of impact if case is lost	If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, due to the pleas of fact and law involved

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4.5 – Indicate the total provisioned value, if any, of the processes described in item 4.4

In 2025, the total value of provisioned processes described in this item was R$2,876,402 thousand.

4.6 – Relevant sensitive processes in which the issuer or its subsidiaries are a part of, and which have not been disclosed in item 4.4, analyze the impact in case of loss and inform the values involved

We do not have any proceedings under the conditions mentioned in item 4.4.

4.7 – Describe other relevant contingencies not covered by the previous items

There are no other relevant contingencies that have not been covered in the previous items.

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5. Risk management policy and internal controls

5.1 – Risks indicated in items 4.1 and 4.3

a)	if the issuer has a formal policy of risk management, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons for which the issuer did not adopt a policy

Regarding the spread of the culture of risks, the Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all of the activities of the Organization and related companies.

The policies, standards and procedures shall ensure that the Organization maintains a control framework that is compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations issued by the supervisory agencies, reviewed, at least annually, by the Board of Directors and made available to all of the employees and companies that are associated through the corporate intranet.

Corporate Policies	Approving agent	Date of approval
Corporate Governance	Executive Officer	May 9, 2025
Corporate Sustainability	Sustainability and Diversity Committee	May 22, 2025
Capital Management	Board of Directors	June 18, 2025
Business Continuity Management	Board of Directors	January 29, 2026
Operational Risk Management	Board of Directors	January 29, 2026
Market Risk Management	Board of Directors	January 29, 2026
Strategic Risk Management	Board of Directors	January 29, 2026
Risk Management of the Bradesco Organization	Board of Directors	January 29, 2026
Management and Model Risk	Board of Directors	January 29, 2026
Contagion Risk Management	Board of Directors	January 29, 2026
Credit Risk Management	Board of Directors	January 29, 2026
Liquidity Risk Management	Board of Directors	January 29, 2026
Internal Control	Board of Directors	January 29, 2026
Corporate Compliance (Compliance)	Board of Directors	January 29, 2026

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b)	the objectives and strategies of the risk management policy, if applicable, including:
i.	the risks against which one seeks protection:

The management corporate process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of Bradesco’s complex products and services offered as well as the Organization’s activity profile, and is composed of the following stages:

In relation to the risks indicated in item 4.1, the objectives and strategies of the risk management policies are aimed at ensuring compliance with the Organization’s risk appetite. The risk appetite refers to the types and levels of risks that the Organization proposes to admit in running its business and achieving its objectives. The Risk Appetite Statement (RAS) is an important tool that synthesizes the risk culture of the Organization.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on an annual basis1, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Organization to all its members.

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions: Capital, Liquidity, Profitability, Credit, Market, Operational, Reputation, Model, and Qualitative Risks.

1 The Risk Committee, in relation to the RAS, has the following attributions: a) to evaluate the risk appetite levels established in the Risk Appetite Declaration and the strategies for its management, considering the risks individually and in an integrated way; and b) to supervise the observance, by the institution's management, of the terms of the RAS.

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The monitoring of appetite is done by means of effective control processes, in which the managers are informed about the risk exposures and the respective use of the existing limits. The reporting is carried out by means of a system of alerts, which facilitates the communication and highlights the possible exceptions to the limits, which require discussion, authorization for exceptions and/or measures of adequacy, permeating all spheres of the Organization, supporting the Senior Management in evaluating whether the results are coherent with the risk appetite.

ii.	the instruments used for protection:

In addition to the policy of risk and capital management, the Organization also has a norm of Hedging transactions made by the Treasury whose goal is to define the criteria for the protection of Bradesco’s Treasury to exposures to market risk factors and to manage liquidity risks. The content of this norm is stated in item 5.2 (b) of this document.

Detailed information regarding risk management process, reference equity as well as our risk exposures, can be found in the Report “Risk Management – Pillar 3”, available on the Investor Relations website (bradescori.com.br – Notice to the Market).

iii.	the organizational structure of risk management:

The risk and capital management structure consists of a number of committees, commissions and areas responsible for assisting our Board of Directors, the Chief Executive Officer, the Chief Risk Officer and the Board of Executive Officers of the Organization in making strategic decisions.

The risk and capital management governance is shown in the following figure:

FISCAL COUNCIL
STOCKHOLDERS' GENERAL MEETING
RISK COMMITTEE
BOARD OF DIRECTORS
STRATEGIC COMMITTEE
COMPENSATION COMMITTEE
CEO
INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION COMMITTEE
BUSINESS COMMISSIONS / COMMITTEES
AUDIT COMMITTEE
THIRD LINE Internal Audit
BOARD OF EXECUTIVE OFFICERS
First line Business and Support Areas
Second line Monitoring Areas

Among the governance forums related to the theme, we highlight:

•	Board of Directors approves and reviews risk management strategies, policies, and risk and capital management structures, including appetite and limits of exposure per types of risk, as well as the stress testing program, its results, and the applied scenarios and assumptions;
•	Risk Committee has the attribution of evaluating the risk management framework of the Organization and occasionally proposing improvements, and challenge the Organization’s risk structure in the face of new trends and/or threats, as well as advising the Board of Directors in the performance of its assignments related to the management and control of risks and capital;

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•	Integrity and Ethical Conduct Committee aims to propose actions regarding the dissemination and compliance of the Code of Ethics of the Organization, corporate and sectoral, and the rules of conduct related to the themes of integrity, anti-corruption and competitiveness, in order to ensure their effectiveness and efficacy;
•	Audit Committee reviews the integrity of financial statements and recommends to the Board of Executive Officers correction or improvement of policies, practices and procedures identified within its attributions; and
•	Integrated Risk Management and Capital Allocation Committee – COGIRAC aims to advise the Chief Executive Officer in the performance of his duties related to the management and control of all risks and capital of the Organization.
c)	adequacy of the operational structure and internal controls for the verification of the effectiveness of the policy adopted

The integrated management of risks and internal controls is structured in three lines, as mentioned in item 5.2 of this Reference Form.

In the second line, the main highlights are the actuation of the Internal Controls and Compliance, which act proactively in the process of verification of the effectiveness of the policies adopted by the Organization and management and mitigation of risks in order to maintain them at acceptable levels. Both areas are segregated matricially from the areas of business, aiming to maintain independence in the conduct of their activities.

The results of the activities carried out by the second line are periodically submitted to the Committees of the Organization in line with the process of governance established.

5.2 – Controls adopted by the issuer to ensure the elaboration of reliable financial statements

a)	the main practices of the Internal Controls, level of efficiency of such controls, indicating any imperfections and measures adopted to correct them

The methodology of the Internal Controls is aligned with the Frameworks issued by the Sponsoring Organizations of the Treadway Commission Committee – COSO (Internal Control – Integrated Framework 2013) as well as with the guidelines established by the Information Systems Audit and Control Association (ISACA) by means of the Control Objectives for Information and Related Technology (COBIT 5 – 2012). The planning, implantation, implementation and effective maintenance of the accounting systems and internal controls adopted by the Organization are the responsibility of the operations management departments, since internal controls in the first and second lines were established in order to provide reasonable security in relation to the reliability of the Organization’s consolidated financial statements and to provide security for the proper running of the business and the reach of objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to applicable codes of conduct and self-regulation codes.

The monitoring and adherence of such controls are performed by the Internal Controls, whose conclusion for the semester and year ended December 31, 2025 was that these were effective and appropriate to the type of activity, volume of transactions, as well as the nature, complexity and risk of the Organization’s operations, whereby no deficiencies that might have a material impact in the Organization’s consolidated financial statements were identified.

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b)	the organizational structures involved

The structure of the Internal Controls, defined by the Organization, combines the observance of the applicable regulatory requirements with the adoption of the best practices of Corporate Governance, to ensure the necessary focus and the effective management of the Internal Controls.

The responsibilities are presented as follows:

•	Board of Directors: Main attributions: definition of Bradesco’s strategy, according to the best practices of Corporate Governance, review of business plans and policies, protection of shareholders’ interests and supervision of the Board of Executive Officers, ensuring ethical conduct in all activities.
•	Committees: Advise the Board of Directors or the CEO on issues that require specific knowledge and/or the establishment of collective decision-making.
•	CEO: Is responsible for the management of the Company and co-ordination of the Board of Executive Officers, and the link with the Board.
•	Board of Executive Officers: To observe and enforce the guidelines and strategic guidelines established by the Board and by the Meetings, to conduct the daily operations of the Company exercising their duties with competence and transparency, among other duties.
•	Owners of the Rights to the Offices: Responsible for activities and for the existence and effectiveness of the Internal Controls of their Office, as well as the identification, classification, measurement and monitoring of controls and risks. For this purpose, create and maintain appropriate structures for the demands and other conditions necessary to safeguard compliance with laws, regulations, standards and procedures.
•	Managers in the Offices: Define and document the flows of processes, identifying and assessing the events of risks, defining the proper response for the risks. Acting on risks, identifying gaps, preparing and following up on the implementation of Action Plans to correct or to improve existing controls.
o	Ensure that the laws, regulations, policies, rules and procedures, as well as the codes of conduct and self-regulation, which are necessary for the execution of the activities, are accessible and are complied with by all those involved.
o	Define, implement and ensure the effectiveness of the controls, communicating promptly to the Compliance and Non-Financial Risk Management Department and any creation or alteration in the flow of the processes and/or in the controls exercised, as well as in the identification of new risks.
•	Internal Controls: Independently certify the existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization.
o	Respond for the consolidation of the results of the effectiveness tests applied in the scope of the financial conglomerate and by drafting the Report of the Internal Controls. The Risk Analyst should have access and should report directly to the Departmental Board or to the Board of Executive Officers if the case so requires, and its role must be exercised without any restriction of access to systems, data, information, documents and areas and, above all, without any connection with existing commercial, operational or administrative activities in its area of operation.
o	Promote and facilitate the control of risks and the allocation of capital for the activities of the Organization, independently, consistently, transparently and in an integrated manner. This Office is also responsible for meeting the requirements of the Regulating Agencies that relate to risk management activities.
•	General Inspectorate Department (AIGL): independently assess the processes of the Bradesco Organization, in order to contribute to the mitigation of risks and to the suitability and the effectiveness of the Internal Controls, in compliance with the Policies, Standards and Internal and External Regulations.

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c)	if and how the effectiveness of internal controls is supervised by the administration of the issuing authority, indicating the position of the people responsible for this monitoring

Risk management permeates the entire Organization and is aligned with the guidelines that are established by the Board of Directors and by the structure of the Committees that define the global objectives, expressed in targets and limits for the risk management business units. The control and capital management units, in turn, support the management by means of monitoring processes and the analysis of risk and capital.

The Internal Controls are part of the responsibility of all of the Organization’s employees. When service providers (associates) perform controls on behalf of the Organization, the contracting parties of the Offices are liable for these controls.

The Internal Controls area, performs the risk monitoring involved in the processes, as well as the effectiveness of controls so as to maintain them at acceptable levels for the Organization.

The main information on activities, assessments and diagnosis about the effectiveness of the Internal Controls System are, at least every 12 months, consolidated into a Report and submitted to the Executives Responsible. Reports on the evaluation and compliance of the Risk and Control Environment are presented to the Audit Committee and the Integrated Risk Management and Capital Allocation Committee and submitted to members of the Board of Directors.

d)	deficiencies and recommendations on internal controls included in the detailed report of the independent auditor, prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM-issued regulation that provisions on the registry and exercise of the independent audit activity

The general evaluation carried out by both the independent auditors and the Management concluded that the Organization’s Control Environment was effective and adequate to the nature, complexity and size of its operations. It was also found that the controls offered reasonable security regarding the consolidated financial statements closed on December 31, 2025, and no material weaknesses or significant deficiencies were identified.

In the course of the evaluations made, deficiencies were identified in the controls that aim to contribute to improve the internal controls and accounting procedures of the Organization. For such remarks, action plans were devised, which are monitored by the Management through forums of governance, including the Risk Committee and the Audit Committee.

e)	comments of the Officers on the weaknesses found in the detailed report prepared by the independent auditor and on the corrective measures adopted

No control deficiencies were reported in the report of independent auditors on the control environment of the Organization for December 31, 2025.

5.3 – In relation to the internal mechanisms and procedures of integrity adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts perpetrated against the public administration, national or foreign

Bradesco Organization, has an Integrity Program composed of a set of policies, standards and procedures, promotion of culture, whistleblowing corporate channel aimed at prevention, monitoring, detection and response in relation to the harmful acts provided for in the Anti-Corruption Law No. 12,846/13 and in international legislations, in particular the Foreign Corrupt Practices Act and the United Kingdom Bribery Act and in the countries where it has Business Units, thereby strengthening the governance of the Bradesco Integrity Program. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all the activities of the Bradesco Organization.

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a)	if the issuer has rules, policies, procedures or practices focused on prevention, detection and remediation of deviations, fraud and illegal acts performed against the public administration, identifying, if affirmative:
i.	the main mechanisms and procedures of integrity adopted and their suitability to the profile and risks identified by the issuer, stating how often the risks are reassessed and the policies, procedures and practices are adapted

The main mechanisms and procedures of integrity adopted can be consulted in full in the Bradesco Reference Form.

Annually, the Bradesco Integrity Program is evaluated by means of: interviews; application of an integrity questionnaire; evaluation of national and international laws to which the bank is submitted; the governance, policies and standards structure; and the review of the risks, controls, roles and responsibilities in each division.

This Program is structured to permeate all areas of the Bradesco Organization. In the case of units located abroad, adaptations can be made to increment the Integrity Program to suit specific local laws, but maintaining, at least, the conducts already required in Brazil.

ii.	the organizational structures involved in the monitoring of the operation and efficiency of the internal mechanisms and procedures of integrity, indicating their assignments, if their creation was formally approved, institutions of the issuer to which they report, and mechanisms to guarantee the independence of its leaders, if existent

The Board of Directors and the Board of Executive Officers support the Bradesco Integrity Program, where the main operating activities and all business practices of the Organization were considered in the elaboration of the Program and are divided into strategic pillars of operation, which are the Corruption Risk Prevention, the Monitoring and Detection of Inappropriate Behavior and the Response of Senior Management.

It is up to the Board of Directors to determine the institutional guidelines on the subject and to support the Integrity Program so that its effectiveness is met. All ethics and anticorruption-related policies and standards are deliberated at Board meetings and must be complied with by the Managers, Employees, Interns and Apprentices of the Bradesco Organization and all its subsidiaries in Brazil and abroad in all their activities and transactions, and also apply to all Associates (goods and service providers, banking correspondents and partners), based on the values and principles established in the Code of Ethical Conduct of the Bradesco Organization.

It is up to the Board of Executive Officers to establish and monitor the actions necessary to achieve the guidelines established by the Board of Directors, promoting high standards of integrity and ethics and the dissemination of a culture that emphasizes and demonstrates to all Managers, Employees, Interns, Apprentices and Associates the importance of preventing, detecting and remedying deviations, fraud, irregularities and illegal acts committed, especially against domestic or foreign public and private administration.

The Integrity and Ethical Conduct Committee proposes actions with respect to the dissemination and compliance with the Codes of Ethical Conduct of the Bradesco Organization, both corporate and sector-based, and with to the rules of conducts related to the themes of integrity, anti-corruption and competition, in order to ensure efficiency and effectiveness. The Committee is also responsible for assessing the reports on the deviations, frauds, irregularities and illegal acts perpetrated, as well as on the infringement and violation of the corporate and department Codes of Ethical Conduct and on the disruption of anti-corruption and competitive conduct; adopting the necessary actions by issuing an opinion addressed to the relevant Offices, as recorded in the minutes of its meetings; ensuring that the infringements and violations are followed by applicable disciplinary actions, regardless of the offender’s hierarchical level, notwithstanding the applicable legal penalties; ensuring that the Board of Directors is aware of the matters that could have a tangible impact on Bradesco Organization’s reputation; deliberating on actions for the prevention and handling of the problems identified and acknowledge the results of the follow up activities ascertained in the scope of the Commission of Ethical Conduct; to acknowledge, at the time of receipt of the complaints and to meet, when the conclusion of the investigation of complaints deemed valid or partially valid for deliberation on a Disciplinary Action, on the occurrences involving superintendents and statutory staff of the Organization, according to their approval authority.

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The Compliance and Non-Financial Risk Management Department is responsible for the management and annual review of the Bradesco Integrity Program. And, also, it supports the Bradesco Organization’s Offices in the implementation of procedures and advises when warning signals are identified in the business process, in order to comply with the prevention and fight against corruption and bribery, and the enhancement of the Bradesco Integrity Program.

Any cases of non-compliance, consummated or not, in respect of the Integrity Program, the Compliance and Non-Financial Risk Management Department acts directly and independently with those responsible for the immediate interruption and/or correction, reporting, in a timely manner to higher levels up to the level of Board of Directors.

In the execution of the assignments, it can use the support of other control areas, which include: Global Internal Audit (AIGL), Legal, Legal Advisory Services and Corporate Security, among others.

The document referring to the Integrity Program is published on the Bradesco’s Investor Relations website (www.bradescori.com.br > Bradesco > Corporate Governance > Compliance and Ethics > Integrity Program).

iii.	if the issuer has a code of ethics or of conduct formally approved, indicating:
•	if it applies to all officers, fiscal council members, board members and employees and also covers third parties, such as suppliers, service providers, intermediary agents and associates

The applicability and comprehensiveness of the code of ethical conduct can be consulted in full in the Bradesco Reference Form.

The Bradesco Organization has a Code of Ethical Conduct that applies to all managers and employees, interns, and apprentices of the Organization, composed by the Banco Bradesco S.A. and its subsidiaries, in Brazil and Abroad, and extends to associates who are providing services on behalf of the Organization companies or for the Organization; in addition to other four Sector-based Codes of Ethical Conduct, which are:

o	Professional from the Financial and Capital Market Areas;
o	Professional in Purchases;
o	Auditors and Internal Inspectors of the Bradesco Organization; and
o	Bradseg Participações S.A., its Subsidiaries.
•	the sanctions applicable in the event of violation of the code or other standards related to the subject matter, identifying the document where these sanctions are provisioned

The sanctions applicable in the event of violation of the code or other standards related to the subject matter can be consulted in full on the Bradesco Reference Form.

The AIGL exercises the duty of examining, in the periodic audit and inspection assignments, the fulfillment of the ethical precepts contained in the Code of Conduct, besides investigating reports received via the Corporate Whistleblowing Channel and fraud involving activities, employees and associates of the Organization, in compliance with the current norms of discipline at work.

Every quarter, in the ordinary meetings of the Integrity and Ethical Conduct Committee, the AIGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the People, Culture and Performance and Compliance areas report on the results obtained.

•	body that approved the code, date of approval and, if the issuer publishes the code of conduct, locations on the world wide web where the document can be consulted

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The body that approved it, the date of approval and where to consult the code can be found in full in Bradesco Reference Form.

The codes of conduct are approved by the Board of Directors and the last re-edition of the Code of Ethical Conduct of the Bradesco Organization was approved on September 19, 2024.

The Codes of Ethical Conduct, both Corporate and Sector-based, are available on the Bradesco’s Investor Relations website (www.bradescori.com.br).

b)	if the issuer has a whistleblowing channel, indicating, if affirmative:
i.	if the whistleblowing channel is internal or whether it is controlled by third parties;

The whistleblowing channel is internal.

ii.	if the channel is open to receive complaints from third parties or if it receives complaints only from employees;

The whistleblowing channel is open to receive internal reports and also for third parties.

iii.	if there are mechanisms of anonymity and protection to whistleblowers in good faith;

The whistleblower is assured the right to formalize his/her complaint by identifying himself/herself, if he/she so wishes. Secrecy and confidentiality of shared information must be preserved, in order to ensure that there are no acts or attempts of retaliation and revenge or persecution to the whistleblower in good faith who chose to identify themselves. The same treatment should also be dispensed to anonymous whistleblowing.

For the formalization of the complaints, the following can be used.

Electronic form:

o	Corporate Portal > Bradesco > Whistleblowing and Manifestation Channels);
o	Institutional Website > Useful Information > Corporate Whistleblowing Channel; and
o	Bradesco’s Investor Relations (https://www.bradescori.com.br/en/) > Corporate Governance > Corporate Whistleblowing Channels).

Telephone:

o	By the phone 0800 776 4820 (call center from Monday to Friday: from 8am to 6pm, except weekends and public holidays).

Manifestation Boxes:

o	Cidade de Deus: Located within the buildings of Cidade de Deus; or
o	Pirituba: Located next to the vending machines on the Boulevard floor.

In the Bradesco Organization, all complaints investigated are carefully examined with independence, transparency, integrity and ethics, aiming to ensure the adequate treatment and correcting any distortions identified.

The treatment of complaints received via the Corporate Whistleblowing Channel of the Bradesco Organization or other means must be carried out in three phases: Evaluation, Examination and Reports/Reporting.

iv.	the issuing body responsible for investigating complaints.

The Department of Compliance and Non-Financial Risk Management is the corporate manager of the Corporate Whistleblowing Channel, available on the Corporate Portal, Bradesco’s Investor Relations website and by the phone 0800 776 4820 and Manifestation Boxes. All of the manifestations received on this channel are previously analyzed and directed to the respective areas of management, which are responsible for responding to the verification of the reports.

Every quarter, in the ordinary meetings of the Integrity and Ethical Conduct Committee, the IGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the Departments of Compliance and HR report on the results obtained.

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The Integrity and Ethical Conduct Committee composed of members nominated by the Board of Directors of Bradesco, is the body responsible for proposing actions as to the disclosure and fulfillment of the Codes of Ethical Conduct of the Bradesco Organization, both Corporate and Sector-based, in order to ensure its efficiency and effectiveness.

c)	number of confirmed cases in the last three (3) fiscal years of deviations, fraud, irregularities and illicit acts committed against the public administration and corrective measures adopted

There are no deviations, frauds, irregularities and illicit acts committed against the public administration and corrective measures adopted in the last three years.

d)	if the issuer has no rules, policies, procedures or practices focused on prevention, detection and remediation of deviations, fraud and illegal acts performed against the public administration, verify the reasons why the issuer did not adopt controls in this regard

Not applicable.

5.4 – In relation to the last fiscal year, there were significant changes in the key risks faced by the issuer or in the risk management policy adopted, including any expectations of reducing or increasing the issuer's exposure to such risks.

The Internal Controls area has been actively monitoring the internal controls environment and there have been no significant changes in the main risks.

5.5 – Other relevant information

Corporate Governance of the Organization counts on the participation of all of its hierarchical levels, which aim to optimize the performance of the Company and to protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving the aspects that focus on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the risk and capital management is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers that are encompassed by the scope of Corporate Governance, which comprises Senior Management and the various areas of business, operations, products and services.

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6. Control and economic group

6.1 / 6.2 – Equity Position

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Cidade de Deus Cia Cial Participações

Controlling Company/Investor	CPF/CNPJ [Individual Person/Corporate Taxpayer's Reg	Capital Stock Composition
Cidade de Deus Cia Cial Participações	**61.529.343/0001-32**	

Shareholder

Fundação Bradesco

CPF/CNPJ [Individual Person/Corpora	Nationality - State	Participates in a shareholders' agreemer	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	4/30/2026	No

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,854,787,545	35.45%	0	0.00%	2,854,787,545	35.45%

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder

Nova Cidade de Deus Participações S.A

CPF/CNPJ [Individual Person/Corpora	Nationality - State	Participates in a shareholders' agreemer	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	4/30/2026	No

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
3,861,095,536	47.94%	0	0.00%	3,861,095,536	47.94%

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder

Other

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,337,440,151	16.61%	0	0.00%	1,337,440,151	16.61%

Total

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
8,053,323,232	100.00%	0	0.00%	8,053,323,232	100.00%

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Nova Cidade de Deus Participações S.A

Controlling Company/Investor	CPF/CNPJ [Individual Person/Corporate Taxpayer's Reg	Capital Stock Composition
Nova Cidade de Deus Participações S.A	**04.866.462/0001-47**	

Shareholder

BBD Participações S.A

CPF/CNPJ [Individual Person/Corpora	Nationality - State	Participates in a shareholders' agreemen	Controlling shareholder	Last alteration	Shareholder who lives abroad
07.838.611/0001-52	**Brazilian - SP**	**No**	**Yes**	**4/30/2026**	**No**

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
194,151,225	**53.70%**	**0**	**0.00%**	**194,151,225**	**26.07%**

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	**0**	**0.00%**

Shareholder

Fundação Bradesco

CPF/CNPJ [Individual Person/Corpora	Nationality - State	Participates in a shareholders' agreemen	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	**Brazilian - SP**	**No**	**Yes**	**4/30/2026**	**No**

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
167,407,733	**46.30%**	**383,121,009**	**100.00%**	**550,528,742**	**73.93%**

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	**0**	**0.00%**

Total

361,558,958	**48.55%**	**383,121,009**	**51.45%**	**744,679,967**	**100.00%**

BBD Participações S.A

Controlling Company/Investor	CPF/CNPJ [Individual Person/Corporate Taxpayer's Reg	Capital Stock Composition
BBD Participações S.A	**07.838.611/0001-52**	

Shareholder

Treasury shares

CPF/CNPJ [Individual Person/Corpora	Nationality - State	Participates in a shareholders' agreemer	Controlling shareholder	Last alteration	Shareholder who lives abroad
				5/8/2026	

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
52,352,828	22.06%	7,774,621	3.31%	60,127,449	12.74%

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder

NCD Participações Ltda

CPF/CNPJ [Individual Person/Corpora	Nationality - State	Participates in a shareholders' agreemer	Controlling shareholder	Last alteration	Shareholder who lives abroad
48.594.139/0001-37	Brazilian - SP	No	No	4/30/2026	No

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
68,428,803	28.84%	144,678,072	61.61%	213,106,875	45.14%

Breakdown by classes of shares (units)

Share Class	Number of shares (units)	Shares %
Total	0	0.00%

Shareholder

Other

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
116,507,227	49.10%	82,367,727	35.08%	198,874,954	42.12%

Total

Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
237,288,858	50.26%	234,820,420	49.74%	472,109,278	100.00%

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6.3 – Capital Distribution

Date of the last meeting/Date of the last alteration	May 8, 2026
Number of Individual shareholders (units)	847,717
Number of Corporate shareholders (units)	33,578
Number of Institutional investors (units)	1,181

Outstanding shares

Outstanding shares corresponding to all of the issuer’s shares, except for those that were held by the controlling shareholder, of persons related to them, managers of the issuer and the shares that were held in treasury.

Number of Common Shares (units)	1,464,434,502	27.6107%
Number of Preferred Shares (units)	5,100,907,585	96.4594%
Total	6,565,342,087	61.9839%

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6.4 – companies in which the issuer has participation and that are relevant to the development of its activities

Corporate name	CNPJ (Corporate Taxpayer’s Registry)	Issuer participation (%)
Banco Bradesco BBI S.A.	06.271.464/0001-19	100%
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	100%
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	100%
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	100%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	74.014.747/0001-35	100%
Bradseg Participações S.A.	02.863.655/0001-19	100%
Banco Bradescard S.A.	04.184.779/0001-01	100%

6.5 – Organization chart of shareholders and economic group

The following chart shows our stock ownership structure in May 2026:

Note: Holdings were calculated based on total capital, including shares in treasury.

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a)	Direct and indirect controllers

In May 2026, our share capital consisted of 5,303,870,781 common shares and 5,288,141,247 preferred shares, with no par value.

For a better visualization of companies that integrate the Economic Group, check the organizational chart, which is represented above.

Cidade de Deus Companhia Comercial de Participações S.A.

The Cidade de Deus Companhia Comercial de Participações S.A. (“Cidade de Deus”) is a holding company that in May 2026 held 25.23% of our total shares, with 23.10% in direct ownership and 2.13% in indirect ownership. Regarding our common shares (voting capital), Cidade de Deus had a 46.10% ownership.

Nova Cidade de Deus Participações S.A.

The Nova Cidade de Deus Participações S.A. (“Nova Cidade de Deus”) is a holding company that, in May 2026, held a 12.10% indirect interest in our total capital.

The share capital of Nova Cidade de Deus is divided into common shares (Class A and B) and preferred shares. Ownership of Class A common shares is exclusive to individuals who have the right to hold Class B shares (see below), as well as private civil associations and foundations whose management is under the responsibility of these individuals or managers appointed by them. The ownership of Class B common shares is limited to:

•	Members of our Board of Executive Officers;
•	Former members of our Board of Executive Officers who have become members of the Board of Directors of Banco Bradesco or its subsidiaries; and
•	Commercial or civil society whose shares or quotas, with voting rights, are mostly owned by the aforementioned individuals.

Currently, there are no individuals who own Class A or Class B common shares of Nova Cidade de Deus.

Fundação Bradesco

Fundação Bradesco is a non-profit institution supervised by the Public Ministry, whose main social objective is to promote social inclusion through education. In May 2026, Fundação Bradesco held a total of 31.21% ownership in our capital, with 8.63% in direct ownership and 22.57% in indirect ownership. Regarding our common shares (voting capital), Fundação Bradesco owned 17.24%.

The management of Fundação Bradesco is carried out by a group called Managing Board, composed of members of the Board of Directors, members of the Board of Executive Officers, Department Officers who have worked in the Bradesco Group for over ten years, and members of the Board of Directors and Officers of Cidade de Deus Participações, without the right to remuneration.

BBD

BBD Participações S.A. ("BBD Participações") is a holding company that, in May 2026, held a 3.15% indirect ownership in our total capital.

Members of the Board of Directors and Statutory Board of Executive Officers, as well as some qualified employees of Banco Bradesco and its subsidiaries, including Bradespar, can hold shares of BBD Participações. Non-profit domestic legal entities or national companies controlled by them, whose managers are exclusively employees and/or managers of the Bradesco Organization, can also hold shares. However, only members of the Board of Directors and Statutory Board of Executive Officers have voting rights.

NCF

NCF Participações is a holding company that, in May 2026, held a 5.40% direct ownership in our total capital and 8.52% of our common shares (voting capital).

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Subsidiaries and Affiliates

Main companies, with direct and indirect ownership, included in the consolidated financial statements:

	Activity	Shareholding interest
		2025	2024
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	100.00%	100.00%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	Banking	100.00%	100.00%
Banco Digio S.A.	Digital Banking	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	Asset management	61.56%	51.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%

Financial Sector – Overseas
Banco Bradesco Europa S.A. (1)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (1)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Brokerage	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada (2)	Cards	100.00%	100.00%
Bradesco Bank (3)	Banking	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - Brazil
Bradesco Auto/RE Companhia de Seguros	Insurance Company	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization Bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance Company	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension Plan/Insurance	100.00%	100.00%
Odontoprev S.A. (4) (5)	Dental Health	53.54%	52.89%
Insurance Sector - Overseas
Bradesco Argentina de Seguros S.A. (1) (4)	Insurance Company	99.98%	99.98%

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	Activity	Shareholding interest
		2025	2024
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%

(1) The functional currency of these companies abroad is Real; (2) The functional currency of this company is the Mexican Peso; (3) The functional currency of this company is the Dollar; (4) Accounting information used with date lag of up to 60 days; and (5) Capital increase in November 2025.

b)	Issuer’s holdings in the group of companies

Banco Bradesco holdings in the group of companies are listed in item 6.5."b".

c)	Holdings of the group of companies in the issuer

There are no interests in companies of the Economic Group, in Bradesco, that are not the direct and indirect controllers.

d)	Companies under common control

Bradesco is a company that has the same groups of controlling shareholders as Bradespar S.A.

6.6 – Other relevant information

Item 6.1

Information about the controlling companies:

▪	Fundação Bradesco: because it is a Foundation, it does not have shareholders to be identified. Bradesco’s Management (Board of Executive Officers and Board of Directors) compose the Managing Board of Fundação Bradesco, maximum Deliberative Body of that Entity; and
▪	BBD: the other shareholders of BBD, holders of 42.12% of its total capital, are pulverized and do not individually hold a sufficient shareholding interest to be indicated in item 6.1.

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7. Shareholders’ meeting and management

7.1 – Describe the main characteristics of the issuing authority's management bodies and fiscal council, identifying:

a) main characteristics of the policies for indicating and filling positions, if any, and, if the issuer discloses it, places on the worldwide network of computers in which the document can be consulted

The Board of Directors approved in 2017 the Policy of Nomination and Succession of Directors of the Bradesco Organization. This Policy guides the process of appointing administrators, which comprises both members of the Board of Directors and the Board, at its various hierarchical levels.

It states that both the availability of time and aspects of diversity, such as gender, ethnicity, color, age, marital status, sexual orientation, religious choice, physical condition or socioeconomic class, in addition to diversity of experience and technical and behavioral competences, should be respected in the process of appointing candidates for possible vacancies in the Board of Directors and the Board of Executive Officers.

This whole process of appointing uses criteria of meritocracy, in addition to the aspects already mentioned. In this way, even any Executive Officer has the possibility of being elected to compose the Board of Directors.

The Policy of Nomination and Succession is publicly available on the Bradesco IR (Corporate Governance – Bylaws, Policies, Standards and Compensation Agreement).

b) if there are performance evaluation mechanisms, informing, in a positive case:

i. the periodicity of the evaluations and its scope

Members of the Board of Directors

The evaluation process of the Board of Directors is conducted annually and covers both the performance of the collective body and its individual members. In 2020, individual evaluation was introduced, through which each member evaluates themselves, their peers, and the Board as a whole. Since 2021, this evaluation has been conducted by an independent company.

The evaluations take place during a defined period, usually in the last quarter of each year, based on the completion of questionnaires by the members of the Board of Directors, followed by individual qualitative interviews with Board members, Officers (C-level executives), and members of the Board’s advisory committees. The results of the institutional assessment are presented to the Board at the end of each cycle.

The individual evaluation is conducted confidentially, with each Board member having access exclusively to their own results, which enhances the effectiveness of the process.

The methodology adopted for the individual assessment considers factors such as experience, technical expertise, diversity of skills, leadership style, and contribution to the Board’s dynamics and effectiveness. The board assessment encompasses multiple dimensions, including composition and structure, agenda, processes and procedures, quality of discussions and decision-making, strategic contribution, relationship with the Management, risk management, stakeholder management, and the effectiveness of advisory committees.

This process allows the identification of strengths and opportunities for improvement, supporting the preparation of individual feedback, the support of decisions aimed at strengthening the effectiveness and impact of the Board, as well as the nomination of processes for potential elections, among other initiatives.

Members of the Committees

As described above, Bradesco’s committees reporting to the Board of Directors are evaluated based on the fulfillment of their duties, as set forth in their respective charters. The level of interaction between the Committees and the Board of Directors is notably strong at Bradesco. The number of committee meetings, as well as their joint sessions with the Board and various Departments, reflects a well-established relationship between these bodies and the Board, as well as effective support provided to Senior Management in carrying out its activities.

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Moreover, the presence of Board members and Officers within the Committees further enhances the relationship among these governing bodies and contributes to their overall effectiveness and proper functioning.

Annually, the Audit Committee formalizes the Self-Assessment of its members and approves the instruments with the Coordination. It contemplates the aspects related to the technical knowledge and performance of the Committee Members on the various relevant issues and Areas of the Bradesco Organization, namely:

•	Financial and Accounting Statements;
•	Loan Operations, Treasury / Investment Funds (Capital Market) and Insurance;
•	Use of Cloud, Digital Bank, Fintechs and Bigtechs, Blockchain, Artificial Intelligence (AI), Bigdata, Open Finance, General Data Protection Law (LGPD) and Cybersecurity;
•	Risk Management and Internal Controls;
•	Compliance and Non-Financial Risk Management; and
•	Technical evaluation of Audits – Independent and Internal (scope, coverage and results).

Members of the Board of Executive Officers

The evaluation of the CEO is carried out by external consultancy, as with the Board of Directors.

The Chief Executive Officer, Vice-Presidents and Executive Officers carry out the evaluation of their direct subordinates. The Board of Executive Officers, composed of the Vice-Presidents and Executive Officers, as well as the other officers, falls within the concept of “Officers” below.

In addition, the Bradesco Organization’s Nomination and Succession Policy establishes that the processes of nomination, evaluation and appointment of candidates to the Board of Directors and the Board of Executive Officers are conducted in a structured manner and in accordance with applicable legislation, rules and regulations. The policy provides for the evaluation of qualified professionals, with experience, technical and behavioral skills, integrity, ethics and availability of time compatible with the exercise of the position, observing the succession plan, as well as the alignment to the values of the Organization and the practices aimed at sustainability and business continuity. The process also considers aspects of diversity, such as gender, race, ethnicity, age group, marital status, sexual orientation, religious choice, physical condition or economic class, as well as professional experience. It also provides for actions aimed at the continuous professional development of the Officers, focusing on their preparation to take on new challenges and responsibilities in the Organization.

Officers

The individual performance of the Officers, as well as that of their corresponding areas, is accompanied by the formal evaluation process, following the requisites of Resolution No. 5,177/24.

For the evaluation process, at least the following concepts are considered:

Individual assessment:

a)	individual performance;
b)	the performance of the business unit in which they operate;
c)	performance of the institution as a whole; and
d)	the relationship between the performances referred to in points "a", "b" and "c" and the risks assumed.

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Evaluation of the areas:

a)	actions of the main activity: are criteria that suggest the goals and objectives of the main activities of the area;
b)	actions geared to operating efficiency: are indicators that measure the operating efficiency, in order to maximize their results with a minimum use of resources;
c)	actions focused on risk management: are corporate indicators that measure the exposure to risk and the internal controls, which are properly monitored by the responsible Area (Integrated Risk Control);
d)	actions focused on customer service: these are criteria that evaluate the results/levels of satisfaction of internal and/or external clients; and
e)	actions focused on socio-environmental aspects: are indicators that evaluate the level of adherence with the Corporate Sustainability Strategy, in conducting the objectives of the area, when applicable, considering ESG (Environmental, including Climate change, Social and Governance) and performance in the main Sustainability Indexes and Ratings.

The performance assessments of the Officers of the internal control and risk management areas should be based on the achievement of the objectives of their own roles and not specifically on the overall performance of the Organization. These are considered areas of internal control and risks within the Organization, Internal Control, Risk Management, Global Internal Audit and Corporate Risk Management, as well as the related areas of the other companies of the Organization.

ii. methodology adopted and the main criteria used in the evaluations

As described above, the methodology adopted for the individual assessment considers factors such as experience, technical expertise, diversity of skills, leadership style, and contribution to the Board’s dynamics and effectiveness. The board assessment encompasses multiple dimensions, including composition and structure, agenda, processes and procedures, quality of discussions and decision-making, strategic contribution, relationship with the Management, risk management, stakeholder management, and the effectiveness of advisory committees.

iii. whether external consulting or advisory services have been contracted

For the evaluation of the CEO and the Board of Directors, both of the Body, as an entity, and of the members of the Board individually, Bradesco hired the services of a specialized external consultancy, which elaborated the result of the evaluation through questionnaires and individual interviews with Management and members of Committees subordinated to the Board of Directors.

c) rules for the identification and administration of conflicts of interest

Among the corporate documents that dictate the governance rules in the Bradesco Organization, three clearly express the guidelines to be followed in case of conflicts of interest:

•       the Code of Ethical Conduct, which establishes that in view of any conflict of interest, the manager, employee or stakeholder must promptly inform the fact to his/her superior and peer(s) involved and not engage, even physically, in discussions and deliberations on the referred theme. In the event of conflict during the time of the discussion or deliberation in the administrative or supervisory bodies, the removal of the conflicted person should be recorded in the minutes of the meeting of the respective body. If the conflicted person does not manifest himself/herself, another person can do it, if they are aware of the conflict;

•       both the Charter of the Board of Directors and that of the Board of Executive Officers deal with the theme, in the context of the Body, stating that the Managers must intervene in any corporate operation in which they have a conflicting interest with that of the Company or with any company of the Bradesco Organization and deliberate in the presence of any conflict of interest, being incumbent upon them to report their impediment and withdraw, even physically, from discussions and deliberations in relation to the specific theme, recording the withdrawal in the minutes.

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d) per body:

Total number of members, grouped by self-declared gender identity
Administrative body	Female	Male	Non-binary	Others	Prefer not to answer	Not Applicable
Board of Executive Officers and Department Board	23	114	0	0	0	0
Board of Directors – Effective Members	2	9	0	0	0	0
Board of Directors – Alternate Members	-	-	-	-	-	Yes
Fiscal Council – Effective Members	2	3	0	0	0	0
Fiscal Council – Alternate Members	1	4	0	0	0	0
TOTAL NUMBER OF MEMBERS	28	130	0	0	0	0

Total number of members, grouped by self-declared color or race identity
Administrative body	Asian	White	Black	Brown	Indigenous	Others	Prefer not to answer	Not Applicable
Board of Executive Officers and Department Board	1	129	0	7	0	0	0	0
Board of Directors – Effective Members	0	11	0	0	0	0	0	0
Board of Directors – Alternate Members	-	-	-	-	-	-	-	Yes
Fiscal Council – Effective Members	0	5	0	0	0	0	0	0
Fiscal Council – Alternate Members	0	5	0	0	0	0	0	0
TOTAL NUMBER OF MEMBERS	1	150	0	7	0	0	0	0

Total number of members, grouped by self-declared identity of people with disabilities (PwD)
Administrative body	People with Disabilities	People without Disabilities	Prefer not to answer	Not Applicable
Board of Executive Officers and Department Board	0	137	-	-
Board of Directors – Effective Members	0	11	-	-
Board of Directors – Alternate Members	-	-	-	Yes
Fiscal Council – Effective Members	0	5	-	-
Fiscal Council – Alternate Members	0	5	-	-
TOTAL NUMBER OF MEMBERS	0	158	-	-

e) if any, specific objectives that the issuer has regarding the diversity of gender, color or race or other attributes among the members of its management bodies and its fiscal council

None.

f) role of management bodies in the assessment, management and supervision of climate-related risks and opportunities

The climate strategy is supervised by the Board of Executive Officers and the Board of Directors through Committees and Commissions that discuss the Sustainability and Risk Strategy of the Bradesco Organization.

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The Board of Directors is responsible for the approval of PRSAC - Social, Environmental and Climate Responsibility and has the Sustainability and Diversity Committee that aims to advise and report on the evolution and implementation of the sustainability strategy, including the establishment of corporate guidelines and actions and reconciling economic development issues with social, environmental and climate responsibility issues.

We also have a Sustainability Committee, composed of executive officers and officers of areas, with the aim of proposing strategies and solutions that promote the application of the best practices of sustainability to the activities and business of the Organization.

Climate Change is part of the scope of action of the Sustainability and Financial Risk Management Departments that act in the translation of opportunities and risks, supporting governance and business integration.

From the perspective of risk, the management structure is composed of forums and departments that subsidize the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Board of Executive Officers of the Organization in the exercise of their duties.

We highlight the Risk Committee, which aims to evaluate the degree of adherence of the processes of the risk management structure to the established policies and propose recommendations to the Board, in addition to overseeing the actions and performance of the Chief Risk Officer (CRO) and the observance, by the Board of Executive Officers of the Organization, of the terms of the Risk Appetite Statement (RAS).

We also count on the Integrated Risk Management and Capital Allocation Committee (COGIRAC), composed of executive officers, the CEO and the CRO, which aims to ensure compliance with all risk and capital management policies, follow up the risk profile, performance, the need for capital and sufficiency, exposures, limits and risk controls and evaluate the effectiveness and compliance of the Internal Controls System.

7.2 – In relation specifically to the board of directors, indicates:

a)      permanent bodies and committees that report to the board of directors

Bradesco’s administrative structure has a Board of Directors, a Statutory Board of Executive Officers and seven Committees that advise the Board of Directors in establishing the corporate strategy and policies. They are the Remuneration and Audit Committees, which are statutory, and those of Integrity and Ethical Conduct, Risks, Nomination and Succession, Sustainability and Diversity and Strategic, which are not statutory.

Audit Committee:

Pursuant to our Bylaws and to Central Bank of Brazil regulations since April 2004, we established the Audit Committee, comprised of three to five members, one of which is appointed coordinator, all of them appointed and subject to replacement by the Board of Directors. Appointments to our Audit Committee are for a term of two years, and they may be re-elected, limited to a maximum period of up to five (5) years. Previous members of the Audit Committee can only rejoin the body after a minimum period of three (3) years from the end of their last allowed reappointment. Up to one-third of the members of the Audit Committee may be reappointed with respect to the maximum term of up to ten (10) consecutive years.

At least one of the members of the Audit Committee must have proven knowledge in the area of accounting that qualify it for the role and at least one of the members of the Audit Committee must be a member of the Board of Directors that does not participate in the Board of Executive Officers.

The member of the Audit Committee may be dismissed by the Board of Directors at any time during the term of their term of office, in cases of conflict of interest, non-compliance with the obligations inherent to their position or if they perform below the expected performance of the Organization.

The Audit Committee is responsible for recommending and advising the Board of Directors in its tasks related to the monitoring of the accounting practices adopted in the preparation of the financial statements of the Company and its subsidiaries, for the indication and assessment of the activities of independent auditing, as well as the monitoring of the Internal Audit.

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The attributions and other details about the Committee are available on the IR website of Banco Bradesco (Corporate Governance – Committees - Audit).

Remuneration Committee

The Remuneration Committee is responsible for advising the Board of Directors in conducting the remuneration policy for the Managers, in accordance with the internal policies and regulations governing the matter, as well as applicable regulations and legislation.

This Committee may also, at the request of the Board of Directors, where appropriate, evaluate and propose the remuneration of members of other statutory bodies as well as hire specialized professional services, when it deems it convenient.

The responsibilities of the Committee are available on the Investor Relations (IR) website of Banco Bradesco (Corporate Governance – Committees – Remuneration).

Risk Committee

The purpose of this Committee is to advise the Board of Directors of Banco Bradesco S.A. in the performance of its attributions related to risk and capital management.

Risk and capital management, in turn, is carried out through collegiate body decisions, relying on specific committees. This process counts on the participation of all layers covered by the scope of Corporate Governance, which includes from Senior Management to the various areas of business, operational, products and services, such as the Audit Committee, the Integrity and Ethical Conduct Committee, the Internal Audit and several executive committees, in addition to the Risk Committee.

The responsibilities of the Committee are available on the Investor Relations (IR) website of Banco Bradesco (Corporate Governance – Committees – Risk).

b)     how the board of directors evaluates the work of the independent audit, indicating whether the issuer has a policy of hiring extra audit services with the independent auditor and, if the issuer publishes the policy, locations on the worldwide network of computers where the document can be consulted

The Bank’s independent audit reports to the Board of Directors, by means of the Statutory Audit Committee of the Bradesco Organization.

The Audit Committee is the body responsible for recommending to the Board of Directors the entities to be contracted for the rendering of independent audit services to examine the financial statements, in addition to their salaries and replacements, as well as for the Actuarial Audit services, in the case of the Grupo Bradesco Seguros, in addition to its remuneration and substitutions.

In the assessment of the effectiveness of the independent audit, the Audit Committee should, also, analyze, previously, the hiring of the independent auditor for the provision of other services that are not the audit of the financial statements, ensuring their independence and the observation of the legislation in force and Standards of the Profession, reporting to the Board of Directors, at least semiannually. This assignment of the Committee is formalized in its Charter which was approved by the Board of Directors and is publicly available on the Investor Relations website (Corporate Governance – Committees – Audit).

Regarding the relationship of the independent audit with the Audit Committee, this Committee meets with the independent auditing firm to discuss the planning of the work for the period, and throughout the fiscal year, the auditing firm presents its achievements and key findings to the Committee. Reporting to the Board of Directors is done by both the independent auditors and the Committee through meetings held during the fiscal year.

The company has a policy for hiring independent audit services, approved by the board of directors, which establishes an effective process for hiring this type of service, aligned with the applicable laws and regulations. In addition, it guarantees the independence and objectivity necessary for the performance of Independent Audit activities. The policy is disclosed on the Bradesco Investor Relations website (Corporate Governance – Bylaws, Policies, Rules and Indemnity Agreement).

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c)      if applicable, channels established so that critical issues related to ESG and compliance issues and practices are made aware to the Board of Directors

The forum used for themes and practices related to the Sustainability Strategy, including ESG issues, is the Sustainability and Diversity Committee, composed of members of the Board of Directors and Executive Officers, including the Chief Executive Officer.

The Committee aims to advise and report on the evolution and implementation of the sustainability strategy, including the establishment of corporate guidelines and actions and reconciling economic development issues with social, environmental and climate responsibility issues.

It is worth mentioning that Sustainability is also guided in ordinary meetings of the board of directors, whenever necessary and respecting the charter.

As detailed in item 5.3.b, Banco Bradesco has a whistleblowing channel open to receive internal and external complaints, ensuring the complainants the right to identify themselves or remain anonymous, if desired. Depending on the severity and relevance of a situation or complaint registered on the Corporate Whistleblowing Channel, which does not specifically address ESG issue, the conclusions and recommendations are reported to the Integrity and Ethical Conduct Committee, an opportunity in which information related to the treatment, results of the findings and any measures applied are presented.

The Integrity and Ethical Conduct Committee, composed of members of the Board of Directors and Board of Executive Officers, is responsible for proposing actions regarding the dissemination and compliance of the Code of Ethics of the Organization, corporate and sectoral, and the rules of conduct related to the themes of integrity, anti-corruption and competitiveness, in order to ensure their effectiveness and efficacy.

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7.3 – For each of the managers and members of the issuer's fiscal council, indicate in a table form:

✓	MEMBERS OF THE BOARD OF DIRECTORS:

Term of office: two (2) years, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2028.

Elected by the controller: Yes

Independent Members: The members of the Board of Directors, Mr. Paulo Roberto Simões da Cunha, Mr. Paulo Rogério Caffareli and Ms. Denise Pauli Pavarina and Ms. Regina Helena Jorge Nunes, are independent members elected by the controller and made a statement attesting their placements regarding the criteria of independence established in CVM Resolution No. 168/2022.

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Board of Directors is involved in the convictions contained in items i, ii and iii above.

LUIZ CARLOS TRABUCO CAPPI

date of birth:	10.6.1951
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	250.319.028-68
nationality	Brazilian
election position held:	Chairman of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	10.10.2017

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Chairman of the Board of Directors of Banco Bradesco S.A. He began his career at Bradesco at 17 years of age as a Clerk. Over more than four decades, he has held several leadership positions, including Marketing Officer, Chief Executive Officer of Bradesco Vida e Previdência, and Chief Executive Officer of Bradesco Seguros. In 2009, he was appointed Chief Executive Officer (CEO) of Banco Bradesco, a position he held until 2018, when he became Chairman of the Board of Directors. In addition to Banco Bradesco S.A., he currently has holdings in companies of the Conglomerate, integrating Boards of Directors and Boards of Executive Officers.

His management in Bradesco was marked by important acquisitions, such as HSBC Brasil in 2015. He was recognized as one of the 100 most influential Brazilians and listed among the best CEOs in Brazil by the Forbes magazine.

In addition to his work in Bradesco, he has a significant presence on several fronts of the financial sector. He was awarded as Entrepreneur of the Year, in the finance category, by the Isto é Dinheiro magazine and continues to influence the Brazilian financial market with its strategic vision and solid leadership. He was President of the National Funding and Marketing Committee of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP); President of the National Federation of Supplementary Health (FENASAÚDE); Chairman of the Board of Representatives and the Board of Executive Officers of National Confederation of Financial Institutions – CNF; Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização (CNSeg – National Confederation of Insurers); Chairman of the Board of Directors and of the Advisory Board of FEBRABAN – Brazilian Federation of Banks, Member of the Board of Directors of the Brazilian Association of Publicly-Traded Companies (ABRASCA), Member of the Economic and Social Development Council of the Presidency of the Republic (CDES), Member of the Committee on International Affairs of SUSEP – Superintendence of Private Insurance.

He holds a Degree in Philosophy and a Postgraduate Degree in Social Psychology from Fundação Escola de Sociologia e Política de São Paulo (FESP/SP).

ALEXANDRE DA SILVA GLÜHER

date of birth:	8.14.1960
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	282.548.640-04
nationality	Brazilian
election position held:	Vice-Chairman of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	8.4.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

Vice-Chairman of the Board of Directors of Banco Bradesco S.A. He began his career at Bradesco in 1976 as a Clerk. Since then, he has dedicated his professional life to the Bank, reaching as Vice-President of the Board of Executive Officers in 2014 and Vice-Chairman of the Board of Directors in 2022.

He has extensive knowledge of banking products and services, due to long experience in the branch network, where he stayed for almost 30 years, four of them as Regional Officer. He coordinated the Audit Committee of Banco Bradesco S.A. for more than four years. He has experience in Risk Management due to his performance ahead of areas such as: Integrated Risk Control, Internal Controls and Compliance, Audit, Corporate Security, Legal and Ombudsman. In addition, he was Member of the Board of Banking Self-Regulation of the Brazilian Federation of Banks (FEBRABAN) and Vice-President, President and Effective Member of the Advisory Board of the Credit Guarantee Fund (FGC), and was also Chairman of the Board of Directors of CIP S.A. (Nuclea), factors that demonstrate his broad knowledge and consolidate his experiences. Currently, he is Chairman of the Board of Directors of Bradesco Bank (Florida – USA), Vice-Chairman of the Board of Directors of Bradespar S.A. and Bradesco Leasing S.A., as well as member of the Board of Directors of several companies of the Grupo Bradesco Seguros.

He holds a Degree in Accounting from the Federal University of Rio Grande do Sul and Business Administration from the Lutheran University of Brazil (ULBRA), he participated in the International Executive Program (Advanced Management Program) from The Wharton School - University of Pennsylvania, USA; Financial Institutions Administration (Banking) and has a graduate specialization in Retail for Low Income and Credit Risk Management Sectors - Portfolio Vision, from Fundação Getúlio Vargas (FGV) - School of Business Administration of São Paulo; IBGC AI Leadership Program from The Wharton School - University of Pennsylvania, USA and is certified as Board Member by the Brazilian Institute of Corporate Governance (IBGC).

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DENISE AGUIAR ALVAREZ

date of birth:	1.24.1958
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	032.376.698-65
nationality	Brazilian
election position held:	Member of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.12.1990

Main professional experiences during the last 5 years, highlighting positions and roles held:

Member of the Board of Directors of Banco Bradesco S.A. since 1990, in addition to holding management positions in Bradesco controlling companies such as: Cidade de Deus - Companhia Comercial de Participações, NCD Participações Ltda. and Fundação Bradesco. She is prominent due to her experience in the areas of education and culture, acting as a member of the Managing Board and Officer of Fundação Bradesco.

With extensive experience in education and culture, her performance is marked by significant contributions to the dissemination of the concept of culture, education and sustainability in Brazil.

She holds a Degree in Pedagogy from the Pontifícia Universidade Católica de São Paulo (PUC-SP), Master of Education from New York University (NYU), and honors that were conferred on her, such as: Fernando de Azevedo Award - “Educator of the Year 2005”, by the Brazilian Academy of Education, the title of “Sustainability Citizen 2015”, granted by the Brazilian Academy of Marketing (ABRAMARK), in recognition for the relevant and decisive contributions to the dissemination of the concept of sustainability in the country, through the Fundação Bradesco. Member of the UNESCO High Level Reflection Group since 2020.

MAURÍCIO MACHADO DE MINAS

date of birth:	7.1.1959
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	044.470.098-62
nationality	Brazilian
election position held:	Member of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.12.2018

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Main professional experiences during the last 5 years, highlighting positions and roles held

Member of the Board of Directors of Banco Bradesco S.A., having joined the Board of Executive Officers in 2009. In 2014, he was elected Vice-President, and in 2018 he accumulated the position of member of the Board of Directors. In 2019, he began to hold only the position of Member of the Board of Directors. In addition, he holds several management positions in the controlling companies of Bradesco. He is also a member of the Board of Directors of B3 S.A., Bradespar S.A. and Odontoprev S.A.

Professional of Information Technology, he accumulated experience in Risks. From 2014 to 2020, he was member of the Integrated Risk Management and Capital Allocation Committee, and since 2020, he is Coordinator of the Bradesco Risk Committee and Member of the Risk and Financial Committee (CRIF) of B3 S.A. - Brazilian Exchange & OTC. He was recognized for his contributions to the sector, receiving awards and distinctions throughout his career. His expertise in technology and finance makes him an influential and respected figure in the Brazilian market. He continues to positively impact companies and the financial sector with his strategic vision and leadership skills.

He holds a degree in Electrical Engineering from the Escola Politécnica da Universidade de São Paulo (Poli/USP), he holds a specialization in Data Communication and Software Development from NCR Comten, Inc. USA, University Extension Course in Finance from Wharton Business School - Pennsylvania, USA, participated in Executive Development programs at Columbia University - New York, USA and for Corporate Officers of Boards of Directors, Harvard Business School, Boston, USA.

RUBENS AGUIAR ALVAREZ

date of birth:	10.23.1972
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	136.527.778-08
nationality	Brazilian
election position held:	Member of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	5.4.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:

Member of the Board of Directors of Banco Bradesco S.A. since 2021, in addition to holding management positions in controlling companies of the Bank, such as: Cidade de Deus - Companhia Comercial de Participações, NCD Participações Ltda. and Fundação Bradesco.

He is a partner and manager in family companies in the real estate and agribusiness segments.

He holds a Degree in Economic Sciences from the University Center of Faculdades Metropolitanas Unidas (FMU), he holds a Degree in Specific Training in Organization and Event Management from Universidade Anhembi Morumbi (UAM) and Food & Beverage Operations from IHTTI School of Hotel Management Neuchâtel Switzerland (Switzerland). He also participated in the international course Leading From the Chair from the European Institute of Business Administration (INSEAD) and has a certification of Board Member from the Brazilian Institute of Corporate Governance (IBGC).

ROGÉRIO PEDRO CÂMARA

date of birth:	10.5.1963
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	063.415.178-90
nationality	Brazilian
election position held:	Member of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	9.19.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

He has served as a Member of the Board of Directors since November 2024, and was elected Coordinator of the Audit Committee in 2026. He was Executive Vice-President of Banco Bradesco S.A., between 2021 and 2024. He is also a member of the Board of Companies of the Grupo Bradesco Seguros and of the companies Alelo and Veloe, in addition to Coordinating the Audit Committee of Bradesco Saúde (Health).

He began his career in the Bradesco Organization in a Bank Branch in June 1983, after which he developed knowledge in risks and controls by acting and leading the Internal Audit area and later was at the forefront of the Technology Areas.

He holds a Degree in Administration from Universidade Paulista (UNIP), he holds a postgraduate degree (“Lato Sensu”) – MBA specializing in Knowledge, Technology and Innovation from the Fundação Instituto de Administração (FIA) and another MBA in Controllership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (Institute of Accounting, Actuarial and Financial Research Foundation) of the Universidade de São Paulo (FIPECAFI/USP), international module - MBA in Knowledge, Innovation and Technology from Bentley College - Waltham Massachusetts - USA, in addition to the Advanced Management Program from Fundação Dom Cabral (FDC) and the Advanced Management Program - IESE Business School from the University of Navarra, São Paulo, SP. He concluded the course “Board Members” from the Brazilian Institute of Corporate Governance (IBGC).

He developed his skills and experience through participation in international programs, such as: “Changing the Game: Negotiation and Competitive Decision Making” from Harvard Business School; “Customer - Focused Innovation Program” and “Leading Change and Organizational Renewal Program” from Stanford University Graduate School of Business; “Making Strategy Work: Leading Effective Execution” and “Strategic Thinking and Management for Competitive Advantage Program” from The Wharton School; “The Leadership at the Peak Program” from Center for Creative Leadership and the “Advanced Strategy Program: Building and Implementing Growth Strategies”, “High Performance Leadership” and “The Executive Development Program” from University of Chicago Booth School of Business, all in the United States of America.

IVAN LUIZ GONTIJO JÚNIOR

date of birth:	10.8.1958
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	770.025.397-87
nationality	Brazilian
election position held:	Member of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2026

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Member of the Board of Directors of Banco Bradesco S.A., since March 2026. He joined the Grupo Bradesco Seguros in 1985 and, in 1998, was elected Legal Officer of the Insurance Group. He currently holds the position of Chief Executive Officer of Bradseg Participações S.A., Bradesco Seguros S.A., Bradseg Promotora de Vendas S.A., Bradesco SegPrev Investimentos Ltda., BSP Affinity Ltda. and Bradesco Gestão de Saúde S.A.

He is also Vice-Chairman of the Board of Directors of Odontoprev S.A., as well as an effective member of Bradesco Vida e Previdência S.A., Bradesco Capitalização S.A., Bradesco Auto/RE Companhia de Seguros, BSP Empreendimentos Imobiliários S.A., Fleury S.A, Pacífico Imobiliária Hospitalar S.A., Pacífico Operações Hospitalares S.A. and Companhia Brasileira de Gestão de Serviços (Orizon). He serves as the first Vice-Chairman of the Board of Directors and member of the Management Board of the National Confederation of Insurers (CNSEG), the CEO Committee of AMCHAM Brazil/SP and as a member of the Board of Directors of the National Federation of Insurance Companies (FENASEG).

Graduated in Law from Universidade Católica de Petrópolis, he was a professor of Commercial Law at Universidade Católica de Petrópolis and Insurance Law at Faculdade de Direito Cândido Mendes (Law School).

PAULO ROBERTO SIMÕES DA CUNHA

date of birth:	5.27.1950
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	567.047.048-68
nationality	Brazilian
election position held:	Independent Member of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.12.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:

Independent Member of the Board of Directors of Banco Bradesco S.A. since 2021.

He joined the Central Bank of Brazil in 1976, in the Supervision Division and, in 1988, he was promoted to Division Head, being responsible for the oversight of financial institutions in São Paulo, until 1998. He has accumulated significant experience in Risks. At the Central Bank of Brazil, he had experience with the implementation of a matrix structure and the creation of teams of inspectors specialized in computer systems, capital markets, risk management and credit risk analysis for direct supervision. He was also responsible for drafting the Supervisory Programs which consider the risks assumed by the Financial System, as well as the particularities of its agents. At KPMG Auditores Independentes, where he was partner from 1998 to 2004, in the area of Financial Services, he worked on the implementation of consulting services in internal audit – outsourcing, self-assessment of controls and risks, diagnosis of Compliance, Risk Assessment/Management, regulatory affairs and special projects related to controls and risks for the financial industry, in addition to having carried out several projects in the areas of Compliance and Risk Management at some of the main Brazilian Banks. In 2004 he joined the Audit Committee of Bradesco, where he served as Financial Expert Member from 2004 to 2009 and subsequently from 2014 to 2021, when he was then elected Independent Member of the Board of Directors.

He holds a Degree in Accounting and Business Administration from the Faculdade de Ciências Econômicas de São Paulo, Fundação Escola de Comércio Álvarez Penteado (FECAP), postgraduate degree, with specializations in Finance from the Fundação Getúlio Vargas (FGV), in Audit from the Institute of Accounting Research Foundation, Actuarial and Financial – Universidade de São Paulo (FIPECAFI – USP) and in Economics with Theory and Operation of a Modern National Economy from George Washington University, Washington-DC.

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DENISE PAULI PAVARINA

date of birth:	4.14.1963
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	076.818.858-03
nationality	Brazilian
election position held:	Independent Member of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

Member of the Board of Directors of Banco Bradesco S.A. since March 2022, in addition to integrating the Sustainability and Diversity Committees, and the Strategy Committee. She also serves as a Member of the Board of Directors and Coordinator of the Investment Committee of Solvi Essencis Ambiental S.A., Member of the Advisory Board of GFANZ - Global Financial Alliance for Net Zero, Member of the Board of Climate Finance Hub Brasil, Member of the Ethics Council of ANBIMA - Brazilian Association of Financial and Capital Markets Entities, an association of which she was president for four years, Member of the Supervisory Board of the Brazilian Securities Analyst of APIMEC NACIONAL – Association of Professional Analysts of Capital Market Investments, Member of the Advisory Board of Seneca Evercore Advisors and Member of the Brazilian Chapter of the WCD Foundation - Women Corporate Directors. She was Vice-Chair of TCFD-FSB - Task Force on Climate-related Financial Disclosures until the closure of this task force. Denise was President of Anbima for four years and a member of several boards of directors such as Vale S.A., B3 S.A. – Brazilian Exchange & OTC, Cielo S.A. - Payment Institution, among others.

Executive with extensive experience in the Organization, acquired during her career at Banco Bradesco, where she held executive roles until January 2019, reaching the Board of Executive Officers in 2012. Denise has a history of leadership in several organizations, boards and committees, standing out for her performance in investments, governance and sustainability, also accumulating solid experience in the areas of capital markets and portfolio management. She was also officer of companies at the National Bank for Economic and Social Development (BNDES) in 2019.

She holds a Degree in Economics from Faculdade Armando Álvares Penteado (FAAP) and in Law from Universidade Paulista (UNIP), has an Executive MBA in Finance from the Institute of Education and Research (INSPER), as well as participation in the Advanced Management Program (AMP) from IESE Business School. She also participated in the international course Leading From the Chair by the European Institute of Business Administration (INSEAD) and has a certification of Board Member by the Brazilian Institute of Corporate Governance (IBGC).

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REGINA HELENA JORGE NUNES

date of birth:	10.4.1965
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	112.946.628-05
nationality	Brazilian
election position held:	Independent Member of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2026

Main professional experiences during the last 5 years, highlighting positions and roles held:

Independent Member of the Board of Directors of Bradesco since March 2026. She is a C-Level executive with more than 35 years of experience in the Financial and Capital Market, with a solid international trajectory in Business Development, Market Expansion and Risk Management. She worked in strategic positions in Brazil, Latin America, the United States, Europe and Asia, leading multicultural teams, conducting global strategies and driving sustainable growth, profitability and corporate governance throughout her career.

As for her work in the Board of Directors, she has eight years as an Independent Board Member in companies from the most diverse sectors, including energy, health, payment solutions, insurance, infrastructure and business institutions, and has robust experience in Audit, Risks, Sustainability, Governance, Finance and Remuneration Committees, in which she served as president and coordination. She was a member of the Board of Directors and the Audit and Risk Committee of the Spanish energy company Iberdrola (Bilbao - Spain). She is currently a member of the Board of Directors and President of the Audit and Risk Committee of Atlântica D’Or.

As an executive, she has worked for 20 years at S&P Global Ratings, where she has led operations in Brazil, Argentina and Latin America South, as well as performing global roles in strategy for emerging markets and since 2018, she has been CEO and founding partner of RNA Capital, a company dedicated to risk management, corporate governance, ESG and fundraising. Prior to that, she built a career in financial institutions such as Chase Manhattan and Commercial Bank of New York, working in credit, risk, trade finance, corporate banking, structured funding, privatizations and complex financial projects.

As for her academic background, she graduated in Business Administration from Universidade Mackenzie and complemented her training with advanced programs in leadership, finance and management at New York University, Columbia University and INSEAD. Fluent in Portuguese, English and Spanish, Regina was recognized by institutions such as Forbes, Valor Econômico, ANEFAC and IBEF as one of the most influential business leaders in the country, highlighting the capacity for innovation, strategic thinking and relevant contribution to strengthening corporate governance and sustainable development of organizations.

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PAULO ROGÉRIO CAFARELLI

date of birth:	9.19.1965
profession:	Board Member
CPF No. (Tax ID) or Passport No.:	442.887.279-87
nationality	Brazilian
election position held:	Independent Member of the Board of Directors
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2026

Main professional experiences during the last 5 years, highlighting positions and roles held:

Independent Member of the Board of Directors of Bradesco since March 2026. He is an executive with more than 30 years of experience in the financial, industrial, payment and public service sectors, accumulating experience in the leadership of large organizations, digital and cultural transformation, corporate management and strategic business development. His career includes prominent positions as President of Banco do Brasil, President of Cielo and President of the Banco BBC Digital (SIMPAR Group), conducting processes of operational restructuring, technological acceleration and expansion of profitability. Throughout his career, he led decisive movements of growth, recovery of competitiveness and strategic repositioning of institutions of great national relevance.

Prior to these positions, he served in the Ministry of Finance as Executive Secretary, coordinating inter-ministerial agendas and structuring national impact programs, such as the support package for the electricity sector. At Banco do Brasil, he held several leadership roles, including Vice-President of Wholesale, International, Private Banking, Capital Market and Vice-President of Retail, driving significant results in loan portfolios, international business, security and investments. He was also Officer of Retail, Marketing and Logistics Business. He has a solid corporate experience at CSN, where he has led strategic areas such as Finance, IR, Legal, Personnel and Supplies, as well as leading structuring negotiations in the mining sector.

The academic background includes a Master’s degree in Economics from the Universidade de Brasília, an MBA in Corporate Law and Finance from Fundação Getúlio Vargas (FGV), a Bachelor of Law from the Pontifícia Universidade Católica do Paraná (PUC-PR), specializations in the areas of foreign trade and international law, in addition to executive programs at institutions such as Harvard Business School and MIT Sloan. With extensive experience in corporate governance, he has participated for more than two decades in boards of directors of major companies, such as Suzano, Vale, Banco do Brasil, Brasilprev, IRB Brasil, among others, and has certification for advisors by the IBGC. His work on boards and committees demonstrates a strong commitment to governance, sustainability and long-term value creation.

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✓	MEMBERS OF THE BOARD OF EXECUTIVE OFFICERS:

Term of Office: Up until the first Meeting of the Board of Directors, which is to be held after the 2028 Annual Shareholders’ Meeting. The term of office may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent members: No

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Board of Executive Officers is involved in the convictions contained in items i, ii and iii above.

MARCELO DE ARAÚJO NORONHA

date of birth:	8.10.1965
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	360.668.504-15
nationality	Brazilian
election position held:	Chief Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	11.23.2023

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Chief Executive Officer of Banco Bradesco S.A. since November 2023, highlighted for his professional experience, acquired over more than 38 years in the financial market, 20 of them dedicated to the Bradesco Organization, where he worked in the areas of Cards, Wholesale, Marketing and Retail.

At Bradesco, he has held several leadership positions throughout his career, including vice-presidencies in areas such as Corporate, Bradesco Empresas, Bradesco BBI, International and Foreign Exchange. He was also responsible for Bradesco Cartões and the related companies of payment solutions and payment institutions, including positions in Board of Directors of companies, such as Alelo Instituição de Pagamento S.A. and Cielo S.A. - Instituição de Pagamento. In 2026, he became a Member of the Board of Director and of the Advisory Board of the Brazilian Federation of Banks (FEBRABAN) and Chairman of the Board of Representatives of the National Confederation of Financial Institutions (FIN).

His management is based on results and continues in the search for innovation. He was recognized for his ability to lead complex projects and for his strategic vision, which helped strengthen Bradesco’s position in the financial market.

He holds a Degree in Administration from the Universidade Federal de Pernambuco – UFPE, with specialization in Finance from IBMEC – Brazilian Institute of Capital Markets, in Financial Institution Administration (Banking) by the School of Business Administration of Fundação Getúlio Vargas (EAESP/FGV) and Advanced Management Program - AMP from IESE - Instituto de Estudios Empresariales from the University of Navarra, in Barcelona. He is an advisor certified by the Brazilian Institute of Corporate Governance (IBGC).

CASSIANO RICARDO SCARPELLI

date of birth:	7.28.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	082.633.238-27
nationality	Brazilian
election position held:	Executive Vice-President and Chief Financial Officer (CFO)
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.12.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Vice-President of Banco Bradesco S.A., where he began his career in 1984 as an errand boy and since then he has dedicated his professional life to the Bank, being elected Officer in 2007, Deputy Executive Officer in 2015 and Executive Vice-President in 2018, a position he holds currently.

He consolidated his career in Areas such as: Capital Markets, Budget and Control, Stocks and Custody, Treasury and Prime. Currently, he holds the position of CFO (Chief Financial Officer) of the Organization, responsible for the structure of Financial Planning and Controlling and Market Relations; at the same time, he is CTO (Chief Transformation Officer), being responsible for conducting the Operational Transformation Office of Banco Bradesco.

He holds a Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FEAO), he completed his training with the International Executive Program at the Queen’s School of Business – Queen’s Executive Program in Ontario, Canada.

JOSÉ RAMOS ROCHA NETO

date of birth:	12.8.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	624.211.314-72
nationality	Brazilian
election position held:	Executive Vice-President
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.11.2020

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Vice-President of Banco Bradesco S.A. since December 2022, with experience gained from Banco Bilbao Vizcaya, in the areas of Trade Finance, Business Development and Middle Market Platform. He joined Bradesco in 2003, where his solid trajectory and expertise in Loans and Financing, in addition to his experience in Areas of Operations, Cash Management and Investments, led him to the position of Vice-President.

He is Vice-Chairman of the Board of Directors of Cielo S.A. - Instituição de Pagamento and Chairman of the Board of Directors of Banco John Deere S.A., in addition to holding other positions in the Board of Directors of Companies, including at Alelo Instituição de Pagamento S.A., Elo Participações LTDA., Elo Serviços S.A. and at Livelo S.A. He was Chairman of the Board of Directors of ABECIP – Brazilian Association of Real Estate Credit and Savings Entities, Vice-President of the Board of Executive Officers of FEBRABAN – Brazilian Federation of Banks, Full Member of the Board of Representatives of CNF - National Confederation of Financial Institutions, President of the Distribution Forum of ANBIMA - Brazilian Association of Financial and Capital Markets Entities and Alternate Member of the Board of Directors of CIBRASEC - Brazilian Securitization Company.

He holds a Degree in Economics from the Universidade Federal de Pernambuco (UFPE), and Postgraduate Degree in Business Administration CEAG from the Fundação Getúlio Vargas School of Business Administration of São Paulo (FGV - EAESP). He also participated in several international executive programs in renowned institutions, including those offered by the Wharton School of the University of Pennsylvania, the Authentic Leadership Development from Harvard Business School, the Corporate Leadership Program III from the IESE Business School of the University of Navarra (Spain), and the Leadership at the Peak Program from the Center for Creative Leadership and Excellence in Leadership from Stanford University School of Business. He also participated in important leadership and executive development programs, including: the Integrative Leadership Program from Amana Development and Education and the Executive Development Program (PDE), from Fundação Dom Cabral (FDC).

GUILHERME MULLER LEAL

date of birth:	11.12.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	965.442.017-15
nationality	Brazilian
election position held:	Executive Vice-President
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Vice-President of Banco Bradesco S.A., where he has been pursuing a trajectory of ascent and success since February 1990, when he began his career at Banco de Investimentos Garantia. Over the years, he held several positions, both in Rio de Janeiro and São Paulo, in the Corporate Banking area, until his transfer to Banco Bradesco S.A., in September 2003. His rise in the Organization culminated in 2011, with the election to the position of Officer. After his entire career in Banco Bradesco’s Board of Executive Officers, in February 2024, he was promoted to Executive Vice-President.

He holds a Degree in Economic Sciences from Universidade Santa Úrsula (USU), and Advanced Postgraduate Degree in Corporate Finance from the Pontifícia Universidade Católica do Rio de Janeiro (PUC/RIO), he participated in the Executive Development Program from Fundação Dom Cabral (FDC).

He also excelled in international executive programs, including the Authentic Leadership and Behavioral Economics from Harvard Business School, the Executive Education Program from New York Trend Consulting, the Wharton Advanced Management Program, Executive Negotiation Workshop from the University of Pennsylvania - The Wharton School, and the Leadership at the Peak Program from the Center for Creative Leadership Staff and Leadership at the Peak Participants, Colorado Springs – USA.

BRUNO D’AVILA MELO BOETGER

date of birth:	6.17.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	867.743.957-91
nationality	Brazilian
election position held:	Executive Vice-President
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	6.2.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Vice-President of Banco Bradesco S.A. since February 2024. He began his career in 1990 at Citi and Salomon Brothers Inc., where he held positions in New York (USA) and São Paulo (BR). In April 2007, he joined the Bradesco Organization through Banco Bradesco BBI, as Executive Superintendent, reaching the position of Officer in April 2008. In 2011, he was General Manager of the New York Branch (USA).

He brings with him a vast experience in investment banking, acquired throughout his career in renowned financial institutions, in Brazil and abroad. His work at Bradesco includes leadership in several strategic areas, mainly in the wholesale bank, contributing significantly to the growth of the Organization.

He holds a Degree in Business Administration from Fundação Getúlio Vargas (FGV), having participated in international executive programs, such as: Advanced Management Program from Harvard University, the Senior Executive Program from London Business School and Master’s in Business Administration from Cornell University.

ROBERTO DE JESUS PARIS

date of birth:	9.15.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	106.943.838-30
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.13.2022

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A. since 2019, appointed due to his professional experience, acquired over more than 38 years in the financial market.

He began his career in the sector in January 1987 at Banco Bradesco S.A., where he worked in the International and Foreign Exchange Area and was Officer of Bradesco Asset Management between 2021 and 2023. He also served as an advisor in companies such as CETIP and Bradesco Europa, and was the Sector Officer of Treasury at Febraban from 2013 to 2021. He is currently responsible for the areas of Treasury, Economic Research, Private Equity and Venture Capital, and is Officer of ANBIMA. His trajectory, in several leadership positions, brought significant contributions to the Organization.

He holds a Degree in Business Administration from Universidade Paulista (UNIP), holds an Executive MBA in Finance, with a major in Market Finance, from the Institute of Education and Research (Insper) and participated in important international executive programs, such as: Executive Education Program from the Graduate School of Business - Columbia University, New York, USA, in addition to the Chartered Financial Analyst (CFA) Certification from the CFA Institute in Virginia, USA.

OSWALDO TADEU FERNANDES

date of birth:	10.20.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	088.897.978-94
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.25.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A., being responsible for the areas of finance (Controllership, Accounting, Corporate and Tax Law, Assets, Purchasing and Independent Model Valuation) of the Bank.

He has extensive tax, accounting and corporate knowledge, worked in the areas of Capital Markets of the Bank, as a financial advisor in the processes of acquisitions and mergers, in the Controllership in relation to budget preparation, investment evaluation and in the Accounting, in the preparation of the financial statements of the entire Organization.

He holds a Degree in Accounting from Faculdades Metropolitanas Unidas (FMU), two postgraduate degrees and an MBA, with the Postgraduate Degree in Controllership from Fundação Armando Álvares Penteado (FAAP), the Postgraduate Degree in Financial Administration from the Faculdade de Economia e Administração (FEA/USP) and the MBA - Controllership from the Universidade de São Paulo (USP).

JULIANO RIBEIRO MARCILIO

date of birth:	4.25.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	253.578.878-02
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	8.24.2023

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A. He began his professional career in 1994 at Citibank Brasil in São Paulo. From 2002 to 2012, he worked at UNIBANCO - União de Bancos Brasileiros S.A., Teleperformance Brasil and Serasa Experian. In November 2013, he joined HSBC Bank Brasil S.A. - Banco Múltiplo, in the position of Head of Human Resources, remaining until October 2016. Throughout his career, he held prominent positions in financial market and credit analysis companies.

In 2016, he was elected Officer, responsible for the Human Resources area and worked as HR Officer of Bradesco Seguros, the largest insurance company in Latin America in the automotive, residential, health, life, capitalization and pension segments. In August 2023, he was promoted to Executive Officer.

He holds a Degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), specializing in Banking & Financial Services Program from the University of Michigan - Executive Business School, he also participated in important international executive programs, such as: General Management Program from Harvard Business School, General Management Renewal from Harvard Business School in Shanghai, China and AMP - Advanced Management Program from ISE/IESE - Business School through the University of Navarra.

ANDRÉ LUIS DUARTE DE OLIVEIRA

date of birth:	12.17.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	117.234.298-99
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive with 30 years of experience in the financial market, with extensive knowledge in the areas of credit, data, Machine Learning, AI and Risks. He joined Banco Bradesco in May 2019, as Officer responsible for the Areas of CRM and Data Intelligence. In March 2024, he assumed responsibility for the Business Unit of credit, as Executive Officer of Banco Bradesco.

He holds a Degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (POLI-USP), he holds an MBA with “Honors” from the Kellogg School of Management at Northwestern University, Illinois, United States.

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CÍNTIA SCOVINE BARCELOS DE SOUZA

date of birth:	11.15.1972
profession:	Engineer
CPF No. (Tax ID) or Passport No.:	028.069.117-37
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Chief Technology Officer (CTO) and Executive Officer of technology at Banco Bradesco, since February 2024, responsible for the areas of architecture, infrastructure, IT operations, as well as cybersecurity, data and artificial intelligence. Member of the Board of Directors of Banco Bradesco Europa and Vice-Chairman of the Board of Directors of Kunumi Serviços em Tecnologia da Informação S.A.

Technology Executive with more than 32 years of experience, leading teams in search of innovative and creative solutions, she has deep knowledge in hybrid cloud, data and artificial intelligence, as well as in architecture of resilient solutions and infrastructure technologies.

She holds a Degree in Electrical Engineering with a major in Electronics from the Universidade Federal do Rio de Janeiro (UFRJ), completed the Advanced Management Program - AMP at Harvard, holds an MBA in Business Administration from the Brazilian Institute of Capital Markets (IBMEC Rio) and in Cloud Engineering & Architecture from Faculdade de Informática e Administração Paulista (FIAP). She took an Extension Course in the area of Software Projects in UML from the Pontifícia Universidade Católica do Rio de Janeiro (PUC/RIO) and participated in important international executive programs such as: Directing Innovation from Smith College and Leadership at the Peak from the Center for Creative Leadership (CCL). In addition, she is enrolled in the Advanced Boardroom Program for Women at Saint Paul.

She was CTO (Chief Technology Officer) at the International Business Machines Corp (IBM) for financial markets and the first woman to be recognized as a Distinguished Engineer in Latin America.

FERNANDO FREIBERGER

date of birth:	11.28.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	732.669.659-49
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A., where he is responsible for the Ultra Corporate Segment, the proposition of Banking as a Service, Global Markets and Ágora. He began his career in banking in 1993 at BankBoston and held prominent positions, including Chief Executive Officer - Head of Commercial Banking at HSBC Bank Brazil.

He has more than 30 years of experience in the banking sector and more than 25 years in team management, always working with a focus on solutions, like the commercial bank and investment bank for corporate clients.

He holds a Degree in Economic Sciences from the Faculdade Católica de Administração e Economia (FAE) of Curitiba/PR, he enhanced his skills through several courses in Brazil and abroad, especially the Credit Analyst Program, a long-term (six months) training of BankBoston in Boston (USA).

JOSÉ AUGUSTO RAMALHO MIRANDA

date of birth:	1.28.1980
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	268.676.278-03
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer at Bradesco, leading the areas of Bradesco Global Private Bank, Bradesco Principal, Bradesco Investimentos, Bradesco Bank and Bradesco Europa.

With more than 25 years of experience in the local and international financial market, he consolidated his career with a focus on wealth management and investment strategies for high-equity clients.

He holds a Degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), and he holds executive degrees from prestigious international institutions such as Harvard Business School (HPLP); NYU Stern (Leadership Developing Skills); ISE/IESE (PMD); Center for Creative Leadership (LAP) and Stanford University (SEP).

He is also a member of the board of Tivio Capital and is a member of YPO.

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MARCOS VALÉRIO TESCAROLO

date of birth:	9.26.1964
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	085.195.768-42
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A., currently responsible for the areas of: Management of the Branch Network, Service and Operations Board, Prime Platform, Bradesco Consórcios, Banco Bradesco Financiamentos, Regional Boards of the State of São Paulo, Paraná, Santa Catarina and Rio Grande do Sul, Public Authority Department and Bradesco Expresso.

With more than 41 years of experience in the financial market, he has vast experience acquired throughout his trajectory, having been responsible for managing the branch network leading the processes of acquisition of banks, business management, planning, expansion, restructuring and incorporation of branches, administrative and audit processes, service to regulatory entities, and implementation of new technologies, among others. He also worked in the segmentation process of the Bank, contributing to the creation of the segments: Corporate, Empresas (Companies), Private, Prime, in addition to the processes of creation of Regional Management and Boards. Executive with extensive experience in the areas of Banking Retail, Consortia, card ecosystem and payment solutions in Brazil and Mexico, Agribusiness and Bank correspondents. He was assigned in 2010 to lead a project in Mexico, when he acquired C&A Mexico card operations and expanded the operation in that country. On his return to the country in 2017, he was responsible for Bradesco Consórcios (Consortia), Bradesco Cartões (Cards), Bradescard Brasil and Mexico. In August 2023 he took over the Retail Network Board and, in March 2024, was elected Executive Officer.

Strategic and pragmatic professional, with broad business vision, he was recognized for the ability to lead complex structures, regulated environments, strong discipline in the execution and turnaround, results and ROE-driven, management of large teams, development of talents and integration of strategy. Strong articulation with the Board, investors and Senior Management.

He holds a Degree in Business Administration from Universidade São Francisco (USF), Postgraduate Degree in Business Economics - Financial Area from the Pontifícia Universidade Católica de Campinas (PUC - Campinas), with an MBA in Financial Strategies and Marketing from Fundação Instituto de Administração (FIA). He also participated in international executive programs, such as: High Level Management of companies from IPADE Business School – Mexico; Urban101x: CitiesX from Harvard University; and LEAD1X: Exercising Leadership: Foundational Principles from Harvard University.

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RENATA GEISER MANTARRO

date of birth:	8.27.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	074.432.258-81
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A., with expertise in the financial industry, in the areas of Internal Audit, IT Governance, Compliance, Risk Management, and Basel II, among others. He works in the centralized management of Audit, Consulting, Inspection, Specific Exams, Monitoring and Training in the scope of the Bradesco Organization, reporting to the Board of Directors.

In 42 years of experience at the Organization, she demonstrated expertise on several fronts, including analysis and development of systems. She worked for four years in the Foreign Units and held the positions of Executive Superintendent of IT and Business Audit (Brazil and Abroad), Administrative Officer of Banco Bradesco de Investimentos (BBI), Compliance Officer and IT Governance Officer.

She holds a Degree in Arts - Full Degree in Teaching - Translator and Interpreter Qualifications, both from Faculdade Ibero-Americana. She has Advanced Postgraduate degree specializing in Foreign Trade from Universidade Presbiteriana Mackenzie; Advanced Postgraduate degree specializing in Strategic Administration from Faculdade de Administração de Negócios (FIA); MBA with a specialization in Information Technology from the Universidade de São Paulo (FEA/USP); MBA International Management Program - Euromed Marseille - École de Management - France (FEA/USP); and MBA in Strategic Business Management - Fundação Getúlio Vargas (FGV). She completed the Program for Management Development (PMD) - IESE Business School - University of Navarra, the Essential Leadership Skills for Organization – ELOS, the Leadership at the Peak Program - Colorado Springs - Center for Creative Leadership – CCL and the Advanced Management Program (AMP) – Harvard Business School (USA).

VINICIUS URIAS FAVARÃO

date of birth:	11.20.1974
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	177.975.708-50
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A. since March 2024, also serving as Chief Risk Officer and Chief of Staff. Responsible for the areas of Compliance and Non-Financial Risk Management, Corporate Strategy, Regulatory Strategy and Interface, Financial Risk Management, Corporate Risk Management, Ombudsman, Corporate Governance, Corporate Security and Bradesco Holding de Investimentos.

With more than 30 years of experience in the financial market, he has worked in the management of corporate clients, in the segment of direct credit to consumption, cards and payment solutions. He was responsible for the operation of the American Express Network in Brazil after its acquisition by Bradesco, Product Officer of Bradesco Cartões (Cards), managing the Visa, ELO, Mastercard and Amex portfolios. He took over Bradesco Promotora in 2013 and, in 2017, became head of Bradesco Cartões (Cards) operations. In early 2021, he took over the operation of Bradesco Financiamentos, an operation focused on financing for the acquisition of light and heavy vehicles. He works on the Board of Directors, Board of Executive Officers and Committees of companies such as Cielo S.A., Alelo S.A., Livelo S.A and Elo Serviços.

He holds a Degree in Business Administration from Universidade Paulista (UNIP), with Postgraduate degree (“Lato Sensu”) - Executive MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC), Postgraduate degree (“Lato Sensu”) - Executive MBA with a major in “General Management” from the Brazilian Institute of Capital Markets (IBMEC), MBA in Business Administration and Retail Business from the Fundação Instituto de Administração (FIA), AMD (Advanced Management Program) Bradesco from ISE Business School, CCA+ Professional Counselor Certification from the Brazilian Institute of Corporate Governance (IBGC) and AMD (Advanced Management Program) from Harvard Business School.

SILVANA ROSA MACHADO

date of birth:	4.17.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	132.005.388-21
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	4.30.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A. since April 2024, also assuming the role of Chief Human Resources Officer (CHRO). Responsible for the areas of People, Culture & Performance and Sustainability, has expertise in strategic projects in the financial services and human capital management sector, having worked in renowned companies like: Booz-Allen Hamilton Inc., Kearney Consultoria de Gestão Empresarial Ltda., Banco ABN Amro Real S.A., Banco Santander (Brasil) S.A., Egon Zehnder International Ltda. and Advent International Ltda.

Executive with over 35 years of professional experience in multinational consulting and financial institutions, and is recognized for strategic vision and deep knowledge of the financial market and has experience in leading organizational transformations and is prominent as an agent of change. Her personal resilience, mobilization capacity and competence in serving clients are valued qualities.

She holds a Degree in production engineering from the Escola Politécnica from the Universidade de São Paulo (Poli-USP), she holds an MBA from the University of Chicago. She is also accredited as a coach from Instituto EcoSocial and has a postgraduate degree in psychoanalysis from Fundação Armando Álvares Penteado (FAAP). In addition, she is also certified as a Board Member from Brazilian Institute of Corporate Governance (IBGC).

TÚLIO XAVIER DE OLIVEIRA

date of birth:	2.21.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	220.506.758-36
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	4.30.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A. since April 2024, responsible for Digital Retail. Experienced and respected executive in the financial services sector, he has built a career in the market. His experience spans several executive positions in renowned companies, including Itaú Unibanco, PayPal and Mercado Pago. In 2025, he became Vice-Chairman of the Board of Directors of the Brazilian Association of Credit Card and Service Companies (ABECS) and Officer of Banco Bradescard S.A.

Throughout his career, he has developed a reputation, being recognized for his deep knowledge of the financial market and for his leadership ability in the execution of strategic plans and in the implementation of business initiatives.

He holds a Degree in Electrical Engineering from Universidade Estadual de Campinas (UNICAMP), he also has an MBA in Strategic Management, Economics and Finance from The University of Chicago – Booth School of Business, in the United States.

FRANCESCO DI MARCELLO

date of birth:	7.12.1974
profession:	Aerospace Engineer
CPF No. (Tax ID) or Passport No.:	244.266.928-57
nationality	Italian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	8.1.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Chief Information Officer, Chief Innovation Officer, Chief Experience Officer and Executive Officer of Banco Bradesco S.A. Since August 2024 he has been working with the team in charge of digital transformations of the Organization and promoted changes and increased agility and efficiency in the bank. His experience in the areas of Digital Transformation & Agile Service Line in Multinational Companies and with a solid career in the national and international market, spans several executive positions in renowned Multinational companies, including McKinsey & Company, where he served as Leading Partner in the Agile and Digital Transformation and Agile service lines in Brazil and in international markets, as well as the Optima Group and Accenture. He participated in digital transformation projects in several companies in Brazil and abroad.

Leading Partner of the Agile service line in Latin America, Co-Leader Global Digital & Agile Service Line/Financial Institutions (São Paulo, Brazil) of McKinsey & Company, Chief Executive Officer (CEO) and Chairman of the Board of Optima Exchange Services (Optima Group) – (Moscow, Russia); Managing Officer of Tescom Group (Optima Group) - (Moscow, Russia), Managing Officer – Financial Services of Optima Group - (Moscow, Russia), Project Manager of McKinsey & Company - (Moscow, Russia), and Junior Project Manager of Accenture - (Turin, Italy).

He holds a Degree in Aerospace Engineering from Politecnico di Torino (Italy).

JÚLIO CESAR BUENO

date of birth:	4.17.1969
profession:	Lawyer
CPF No. (Tax ID) or Passport No.:	612.433.706-10
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	6.18.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Chief Legal Officer (CLO) and Executive Officer of Banco Bradesco S.A., he joined in July 2025. Recognized for his broad experience and leadership in the legal field, he brings a solid professional background, contributing to the governance and strategic affairs of the institution.

With 35 years of national and international experience in complex judicial disputes, Júlio built a prominent career at Pinheiro Neto Advogados law firm, where he started as an intern in 1989 and reached the position of Partner and Coordinator of the litigation area. Throughout his career, he has led legal strategies in complex disputes, arbitration, mediation and infrastructure and government contracts. He also worked in regulatory compliance, corporate governance, banking and consumer law. His performance excelled in strategic vision, leadership and deep technical mastery. In addition, he served as Chairman of the Executive Board of the Dispute Resolution Board Foundation (DRBF), was Co-chair of the International Construction Projects Committee (ICP), Fellow of the Chartered Institute of Arbitrators (FCIArb), from the International Academy of Construction Lawyers (FIACL) and Vice-President of the Latin American & Caribbean Users’ Council of the London Court of International Arbitration (LCIA).

He holds a Degree in Law from the Universidade de São Paulo (USP), he holds a PhD in Civil Procedural Law from the Universidade de São Paulo (USP) and a Master of Law (LL.M.) from the University of Cambridge, UK.

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ALEXANDRE PANICO

date of birth:	4.7.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	106.815.368-70
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	11.27.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A. since 2025. He has an extensive trajectory in the financial market, working for more than three decades in national and international institutions. In October 2016, he joined Banco Bradesco S.A. as Superintendent of Bradesco Corporate and, in 2019, was elected Officer. In 2020, he took over the Executive Board of the Bradesco Corporate One Department. In December 2025, he was promoted to Executive Officer. He is currently a Member of the Managing Board of Fundação Bradesco.

He holds a Degree in Business Administration from the School of Administration of Universidade São Francisco (USF), has an extension course in People Management from Insper, specialization in Corporate Banking from Fundação Getúlio Vargas (FGV) and training in Credit and Cash Flow from the Universidade de São Paulo (USP).

CARLOS HENRIQUE VILLELA PEDRAS

date of birth:	9.20.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	011.710.097-80
nationality	Brazilian
election position held:	Executive Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	11.27.2025

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive Officer of Banco Bradesco S.A. since December 2025. He has more than 30 years of experience in the financial sector, working in Corporate & Investment Banking, structured finance and relationship with large companies. In 2026, he became a Member of the Board of Directors of Alelo S.A.

He joined Banco Bradesco in 2004 and, throughout his career, he has held leadership positions in different areas and regions of the country. He was Officer of Large Corporate throughout 2025 and Officer of Ultra Corporate between 2019 and 2024, in addition to having held the positions of Corporate Regional Officer in the State of Rio de Janeiro and in the State of São Paulo and Executive Superintendent of Corporate for the South Region.

Prior to joining Bradesco, he served as a senior officer at Banco Itaú and BBVA. He is an economist, with a master’s degree in Financial Economics from Boston University, has a degree in Economics from the Universidade Federal do Rio de Janeiro, Program for Management Development – PMD from IESE Business School; Leadership at the Peak (LAP) – Center for Creative Leadership.

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✓	MEMBERS OF THE BOARD:

Term of Office: Up until the first Meeting of the Board of Directors, which is to be held after the 2028 Annual Shareholders’ Meeting. The term of office may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent members: No

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Board is involved in the convictions contained in items i, ii and iii above.

AFRANIO CARLOS CAMARGO DANTZGER

date of birth:	12.23.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	269.351.958-61
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	4.30.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., responsible for the legal area. He joined Bradesco in 1999 as a Legal Assistant. The executive went through practically all the technical positions of the Legal area of the Organization, contributing to the construction of strategies and structuring solutions, facing challenges and complex issues, both in the Litigation sphere and in Business law. In 2017, he began to work in the Compliance area, where he was promoted to Executive Superintendent, actively working to improve governance and disseminate the Compliance culture in the Organization. In early 2025, he took over the Board of Legal Litigation at the Bank.

Master in Law from the FIEO University Center (UNIFIEO), postgraduate in Business Contracts from Fundação Getúlio Vargas (FGV), and with specialization in the i) Management Development Program – ISE and ii) Program for Management Development - PMD – ISE by the Business School associated with the IESE Business School University of Navarra. He is the author of several legal publications, and a member of several internal and external Committees/Commissions to the Bradesco Organization.

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ALESSANDRO ZAMPIERI

date of birth:	4.15.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	133.066.828-61
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	6.1.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., where he began his career in December 1988, in the area of Security and Transportation of Values. In March 1996, he began to work in the Credit area, in which he went through all positions, being promoted to Department Manager in May 2011 and Executive Superintendent in August 2014, when he took the lead in the area of Modeling and Retail Credit Strategy. In 2017, he was transferred to the Data area and, in July 2018, began to operate in the Credit Products area, being responsible for the management of credit solutions with free resources for Individual and Legal Entities, in addition to the digital transformation agenda. In June 2021, he was promoted to Officer, remaining in the Products area until August 2023, when he returned to the Credit area, assuming responsibility for the entire Individual and Corporate Retail Credit Strategy.

Currently, he is a Full Member of the Board of Directors of Gestora de Inteligência de Crédito S.A. – QUOD and integrates the Executive Committee of Kunumi Serviços em Tecnologia da Informação S.A. Throughout his trajectory, he has consolidated extensive experience in credit strategies, modeling, financial products, data, innovation and digital transformation, with direct action in structuring initiatives for retail credit and for the technological evolution of the business.

Graduated in Business Administration from Faculdade de Ciências Econômicas e Administrativas de Osasco (Economic and Administrative Sciences) (FITO) and holds a MBA (“Lato Sensu”) with a Specialization in Banking from Fundação Instituto de Administração (FIA/USP), in addition to having completed the PMD Bradesco – Program for Management Development from IESE Business School – University of Navarra.

ALEX DE BRITO BONIFÁCIO

date of birth:	2.9.1975
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	601.992.531-53
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	12.18.2025

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., since December 2025, after the trajectory initiated at the Organization in 1998. He has more than 30 years of experience in the financial sector, with a consolidated career in the area of Institutional and Government Relations, performing strategic leadership roles.

Throughout his career at Bradesco, he held prominent positions, such as Executive Manager, Institutional Relations Manager, Department Manager at the General Secretariat, and was subsequently Executive Superintendent of the Department of Institutional Relations, a position that preceded his election to the Board of Executive Officers. In addition to his work at the Bank, he actively participates in relevant forums of the financial sector, with emphasis on ASSBAN, where he is a member of the Board of Directors and works, cumulatively, as Coordinator of the Committee for Innovation and New Business Development. He represents the Bank at FEBRABAN and ABEL at the National Congress. Before joining Banco Bradesco, he worked in the National Confederation of Financial Institutions (CNF), as Manager of Institutional Relations. At ASSBAN, he received the title of Honorary Member, in recognition of the intellectual contributions provided to the entity.

Graduated in Business Administration from Centro Universitário do Distrito Federal (UDF) and holds an MBA in Marketing from Fundação Getúlio Vargas (FGV). Master in Knowledge Management and Information Technology from the Universidade Católica de Brasília (UCB) and completed the Advanced Management Program (AMP) from the IESE Business School – University of Navarra, as well as an MBA in Artificial Intelligence for Business from Faculdade Exame. He complemented his training with the Certification for Tax Advisors (CCF) issued by the Brazilian Institute of Corporate Governance (IBGC). He is the author of books in the areas of performance, innovation and problem solving.

ALEXANDRE CESAR PINHEIRO QUERCIA

date of birth:	6.17.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	126.285.468-76
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	7.11.2016

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since July 2016, he has 38 years of experience in the financial market, fully dedicated to the Bradesco Organization. He began his career in the branch network, where he worked between 1987 and 2001. Between 2001 and 2004, he joined regional boards and, from 2004, he began to occupy strategic positions in the Branch Network Board of Executive Officers. Throughout his career, he was manager of several areas, led the implementation of the Service and Operations area and participated in relevant projects aimed at transforming the bank’s service model. He is a member of the Board of Directors of TECBAN and is a member of the Board of Directors of the Fundação Bradesco.

He has a professional profile and is strongly oriented to leadership and people management, focusing on the training of new talents, the strengthening of results and the continuous search for innovation.

Graduated in Legal Sciences from Centro Universitário Metropolitano de São Paulo (UNIFIG) and has a specialization in Business Management and Corporate Governance from Fundação Getúlio Vargas (FGV), as well as qualification from the IESE Business School - University of Navarra and the High Leadership Development Program of consultoria Wisnett (consulting).

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ANA LUÍSA RODELA BLANCO

date of birth:	11.4.1984
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	332.495.138-06
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.16.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since January 2025. She has a consolidated career in the financial market, with extensive experience in credit analysis and investments, especially in fixed income funds, both high grade and high yield. Throughout her trajectory, she stood out for her technical capacity, strategic vision and consistent delivery of results.

Executive with more than 20 years of experience in the financial sector, she began her career at Banco Santander (Brasil) S.A. as a Large Corporate Credit Analyst. She also worked at Itaú Unibanco Asset Management Ltda. as Senior Credit Analyst and BRZ Investimentos Ltda. as a Credit Associate. In 2013, she joined BRAM – Bradesco Asset Management S.A. DTVM, where she worked as Manager of Investment Analysis in Fixed Income, being promoted to Superintendent of Investment Analysis in 2017 and, subsequently, the Senior Superintendent in 2022.

Graduated in Business Administration from Universidade Mackenzie and holds recognized market relevance certifications, including CFA Charterholder from CFA Institute, in addition to CGA, CGE and CFG certifications from ANBIMA, which attest to her qualification as a resource manager and specialist in structured funds.

ANDRÉ COSTA CARVALHO

date of birth:	5.17.1972
profession:	Economist
CPF No. (Tax ID) or Passport No.:	016.799.687-85
nationality	Brazilian
election position held:	Officer and Investor Relations Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., since February 2024, responsible for the area of Market Relations. Previously, he worked as Chief Economist, Equity Strategist and Head of Research and Corporate Access of Bradesco BBI. He joined the Bank after the acquisition of HSBC Bank Brasil S.A. – Banco Múltiplo, in 2016. He is a member of the Fiscal Council of Instituto Apontar and Deputy Officer at NCF Participações S.A.

He is recognized as one of the leading equity strategists and economists in Brazil and Latin America, having been highlighted by the international research Institutional Investor (II/Extel) in all 11 years between 2014 and 2024. Between June 2013 and 2016, he held the position of Senior Vice-President and worked as Head of Equity Strategy for Brazil and Latin America at HSBC. Previously, he was equity strategist, chief economist and member of the Latin American Research Committee at UBS Brazil.

He also served as Managing Partner at Main Street Consultoria, an economic consulting company, and as Officer in the Economics area of Credit Suisse Brasil. Between 1999 and 2004, worked as chief economist and head of the economic advisory of the President of the Federation of Industries of the State of São Paulo (FIESP) and the Center of Industries of the State of São Paulo (CIESP). Previously, he was chief economist at Marka Nikko Asset Management and Fleming Graphus Corretora.

Bachelor and Master in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ). Between 1996 and 1997, he was the professor of Statistics of Economics at PUC-RJ.

ANDRÉ FERREIRA GOMES

date of birth:	7.18.1968
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	059.012.418-86
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.27.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco, responsible for the Prime Client Area and the Transformation agenda, as leader of the Managed Retail front.

He has more than 40 years of experience in the financial market, with a trajectory built in the Individual and Corporate Retail segments. Throughout his career, he worked in managing customer service in the North, Northeast and Southeast regions of the country. He was also responsible for the Investments area, leading the distribution management of Treasury products, Bradesco Asset Management, Ágora and the areas of Life and Pension Plan. Subsequently, he became leader in the segment of High-income Individual clients.

Graduated in Law from Universidade de Ribeirão Preto (UNAERP) and holds a Postgraduation (“Lato Sensu”) MBA in Financial Management and Controllership from Fundação Getúlio Vargas (FGV). He completed the Program for Management Development (PMD) from IESE Business School – University of Navarra, in São Paulo.

ANTONIO CAMPANHA JUNIOR

date of birth:	9.9.1975
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	167.477.158-45
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	6.15.2023

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., with a solid background in the Bradesco Organization, where he began his activities in June 1998, in the Fiscal Audit Department, an area in which he remained for 11 years. In June 2009, he began to work in Corporate Governance, focusing on Corporate and Corporate Governance areas, being responsible for advising the Board of Directors and the Board of Executive Officers. In June 2023, he was promoted to Corporate Governance Director.

In addition to his work at Bradesco, he is a member of the Governance Committee of AMCHAM Brasil (American Chamber of Commerce) and as Officer of several companies of the Bradesco Organization.

Graduated in Law from Centro Universitário de Rio Preto (UNIRP) and holds an LL.M. in Financial and Capital Market Law and an LL.M. in Corporate Law from Insper. He completed the Management Development Program (PDG) and the Advanced Management Program (AMP) from the University of Navarra (ISE/IESE), as well as training in Financial and Capital Markets from Fundação Getúlio Vargas (FGV). He is certified as Governance Officer by the Brazilian Institute of Corporate Governance (IBGC).

BRÁULIO MIRANDA OLIVEIRA

date of birth:	7.8.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	941.945.726-53
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	6.15.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., with extensive experience in the financial market, he began his career in January 2000 at HSBC Bank Brasil S.A. – Banco Múltiplo, as a trainee, having occupied several positions in the Branch Network, in the Segments and in the Head Office. Between 2010 and December 2013, he worked as Superintendent in the High-Income segments and in the Asset Management Platform. In January 2014, he was promoted to Executive Superintendent, taking over Commercial Management and the acquisition of clients from HSBC's Branch Network.

In December 2017, after the acquisition of the institution by Banco Bradesco S.A., he began to exercise the role of Digital Executive Superintendent, being responsible for the strategy and business of Digital Platforms, including the Digital Branch. In June 2023, he was promoted to the position of Officer of Digital Retail, the role he currently holds.

Graduated in Civil Engineering from the Universidade Federal de Minas Gerais (UFMG) and holds an Executive MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC), as well as a specialization in Marketing from the Universidade Federal do Paraná (UFPR). He completed the High-Performance Program from Insper, the Next Generation Program from HSBC, the Management Development Program (PDG) from ISE Business School and the Program for Management Development (PMD) from IESE Business School – University of Navarra, in São Paulo.

He holds the Certified Financial Planner (CFP®) certification from Planejar and has executive training from StartSe University, as well as a specialization in Digital Transformation from the Massachusetts Institute of Technology (MIT) – Professional Education.

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BRUNO FUNCHAL

date of birth:	12.11.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	082.654.487-83
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.10.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

CEO of Bradesco Asset Management since May 2022. Previously, he held relevant positions in the federal government and in the State of Espírito Santo, having worked as Special Secretary of the Treasury and Budget, Secretary of National Treasury and Secretary of Finance for the State of Espírito Santo. In 2021, he was a member of the National Monetary Council.

Economist from Universidade Federal Fluminense (UFF), PhD in Economics from Fundação Getúlio Vargas (FGV – RJ), with post-doctorate from the National Institute of Pure and Applied Mathematics (IMPA). He is full professor at FUCAPE Business School and has worked as a visiting researcher at the University of Pennsylvania.

BRUNO ROSA CARDOSO

date of birth:	1.14.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	301.177.408-02
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.16.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., Executive with experience in the financial market, with outstanding performance in leadership positions in institutions such as Santander, HSBC and Bradesco. He has a solid specialization in fixed income, derivatives and corporate risk solutions, combined with a strong performance in business development and trading activities, focusing on profitability and the structuring of treasury products. Stands out for the ability to connect client demands to efficient financial solutions, strengthening strategic relationships and partnerships.

In July 2024, he was promoted to the position of Senior Business Superintendent and, in January 2025, was elected Officer. Previously, he worked as Trader Vice-President at Banco Santander (Brazil) S.A. and as Senior Executive Market Sales at HSBC Bank Brasil S.A. – Banco Múltiplo.

Graduated in Business Administration from Universidade Presbiteriana Mackenzie and holds a High Leadership qualification from Banco Bradesco.

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CLAYTON NEVES XAVIER

date of birth:	12.3.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	103.750.518-21
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.8.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., since March 2026, responsible for the area of Compliance and Non-Financial Risk Management. He has extensive professional experience, built over a trajectory fully dedicated to the Bradesco Organization, with operations in the areas of risk control, compliance, business continuity, analytics, technology and corporate security.

At Bradesco, he has led relevant projects throughout his career, including structuring the areas of Market Risk and Liquidity, Regulatory Service and Compliance, Data Intelligence, as well as implementing the General Data Protection Law (LGPD) and Open Finance.

Graduated in Economic Sciences from the Pontifícia Universidade Católica de São Paulo (PUC/SP), he holds an Executive MBA in Finance from the Brazilian Institute of Capital Market (IBMEC), with a degree in Economics from Institute of Education and Research (INSPER). He complemented his training with the Program for Management Development (PMD) by ISE Business School and the Immersion Program “Decisions 4.0” from IESE Business School – University of Navarra and ISE Business School.

CRISTIANO ADJUTO E CAMPOS

date of birth:	9.22.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	007.993.096-48
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	4.3.2025

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Cyber Security at Banco Bradesco S.A. since 2025. He has a solid background in the financial sector, started in 2000, with extensive experience in information security, cybersecurity, risk management and data privacy.

Between 2002 and 2004, he worked as Information Security Coordinator at Grupo Caixa Seguros. Later, he joined Banco Santander, where he held leadership positions in the areas of Information Security and Risk Management, in Brazil and Spain, remaining in the institution until 2011.

During this period, he led the Security Operations Center (SOC) of Produban, a technology company of the Santander Group, a role he had until 2013. Subsequently, he assumed the position of Head of Cybersecurity of BM&FBovespa, current B3 S.A. – Brazilian Exchange & OTC (B3), where he worked as Chief Information Security Officer (CISO) and Data Protection Officer (DPO).

At B3, he was responsible for strategic areas such as cyber governance, access control, cyber defense and resilience, security architecture, secure development, privacy and cyber risk management, highlighting the approach of high leadership to critical cybersecurity issues. In 2021, he was promoted to Cybersecurity Officer of B3, a position he held until April 2025.

In April 2025, he took over Banco Bradesco’s Cybersecurity Board, with results-oriented performance, continuous innovation, leadership of high complexity projects and strategic vision, contributing to the strengthening of the Bank’s position in the financial market.

Graduated in Information Systems from Centro Universitário Euro-Americano (UNIURO), holds an MBA in Information Technology from Insper, executive training in Leadership and Business from IESE Business School and a specialization in Digital Law from Fundação Getúlio Vargas (FGV.

CRISTINA COELHO DE ABREU PINNA

date of birth:	9.23.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	165.131.368-73
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.3.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:

Since February 2021, he has been Chief Technology Officer of Banco Bradesco S.A., currently being responsible for the Information Technology Governance area. He has solid professional experience, with 32 years of experience in the Information Technology sector, of which 11 are dedicated to the financial segment. Before joining Bradesco, in 2019, he worked in several companies in the sector.

Throughout his career, he played a relevant role in the development and delivery of strategic projects to the financial industry, with coverage in systems support, software quality management and information technology management. He has held leadership positions in the areas of Systems Development, IT Architecture, Infrastructure and IT Governance, participating in major-impact initiatives such as: Bradesco Mobile Banking, Internet Banking for Individuals and Legal Entities, BIA (Bradesco Artificial Intelligence), PIX, e-commerce, Card platforms and Open Finance.

His performance is results-oriented, focusing on people management and in conducting complex and innovative technological projects, always guided by excellence in the execution and the continuous search for solutions that add value to the business and to clients.

Graduated in Electrical Engineering from the Polytechnic School of the Universidade de São Paulo (USP), Master in Software Engineering and Systems Architecture from the same institution and postgraduate in Administration from Fundação Vanzolini. He complemented his training with executive programs such as Program for Management Development (PMD) and 4.0 Decisions by ISE/IESE Business School, as well as high management courses in Strategy and Leadership from Fundação Getúlio Vargas (FGV) and AI Strategy and Leadership Program: Thriving in the New World of AI, from MIT Pro.

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DANIELA PINHEIRO DE CASTRO

date of birth:	4.4.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	157.008.458-06
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	10.20.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Bradesco Principal, with more than 30 years of experience in the financial market, 25 of them dedicated to commercial performance and people management. Throughout his career, he has built a career focused on leadership development, the training of high-performance teams and the generation of sustainable value for clients, businesses and society.

He joined HSBC Bank Brasil in 2014 as Superintendent of the Asset Management Platform and, after the acquisition by Bradesco, he began to occupy strategic positions in the bank. He worked as Department Manager and Superintendent, being responsible for the implementation and definition of the strategy of the Asset Management Platform (PGP), an area focused on offering specialized consulting for the service network and for investor clients. In October 2022, she was elected Officer.

Graduated in Business Administration from Faculdades Metropolitanas Unidas (FMU), with MBAs in Retail Marketing (FIA/USP) and Luxury Retail (Youngstown State University, USA), as well as executive programs from ISE Business School and StartSe University

DANILO LUIS DAMASCENO

date of birth:	2.25.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	200.051.688-21
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	7.1.2023

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., since July 2023 responsible for the area of Financial Risk Management. He joined the Organization in 1993 and, over more than 30 years of experience, has built solid experience in risk management, working in strategic areas such as Market Risk and Liquidity, Credit Risk Modeling, Risk Integration and Credit Risk.

At Bradesco, he held relevant leadership positions and played a central role in the implementation and strengthening of the Bank’s risk management structure, contributing decisively to the definition of the risk appetite, the improvement of corporate governance, the evolution of risk models and their application in management, as well as in the relationship with the market and with regulators.

In addition to his work at Banco Bradesco S.A., he is Officer of several Group companies, including Ágora Gestão de Recursos Ltda., Banco Bradesco BBI S.A., Banco Bradesco Financiamentos S.A., Banco Digio S.A. and Banco Losango S.A., among others, as well as participating in strategic internal and external governance bodies.

Graduated in Accounting Sciences from the Universidade de São Paulo (USP), holds an MBA in Finance and a Master’s degree in Economics from Insper, and has completed the Program for Management Development (PMD) from IESE Business School – University of Navarra.

FÁBIO MONTEIRO CHEHAB

date of birth:	12.27.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	283.835.298-99
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	6.18.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since 2025 Professional with solid financial knowledge and extensive experience in the areas of operations, planning and innovation, stands out for his analytical vision and the ability to lead high-complexity initiatives.

He began his career in 1997 at Citi Brasil, where he worked in the planning of several products and segments, reaching the position of Senior Superintendent of BP&A Varejo. In 2008, he assumed the position of Head of Finance and Operations of the Vision Fund.

He joined Banco Bradesco in June 2021 as Executive Superintendent of the Department of Loans and Financing. He participated in relevant strategic initiatives, such as the Change Movement, with outstanding performance on the Cash Management, Banco Flórida and the Credit Cycle fronts. In June 2025, he was elected Officer.

Graduated in Engineering by the Polytechnic School of the Universidade de São Paulo (USP).

FÁBIO SUZIGAN DRAGONE

date of birth:	5.21.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	219.133.838-06
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	8.1.2023

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive with more than 20 years in the financial market. He joined Banco Bradesco in 2008, in the Bradesco Financiamentos segment, where he was responsible for the areas of Planning, Products and Pricing. In 2013, he started working in Banco Bradesco's Marketing area, assuming responsibility for the sponsorship of the RIO 2016 Olympic Games and for the sports marketing strategy.

Subsequently, he led the areas of Media and Business Marketing of the Bank until 2018, when he assumed the position of Officer of Digital, CRM, Innovation and Customer Experience of Grupo Bradesco Seguros. After five years working in the Group's insurance company, he returned to the Bank in 2023 as Officer of “be” (Bradesco Experience), the area responsible for Customer Experience and Digital Channels of the Bank. In March 2025, he took over the Management of Bradesco’s Retail Segment.

Graduated in Production Engineering from Universidade de São Paulo (USP), holds an MBA in Business Management from Fundação Getúlio Vargas (FGV) and a specialization in Marketing from Kellogg School of Management, Northwestern University, USA.

FERNANDO HONORATO BARBOSA

date of birth:	4.24.1979
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	213.131.738-78
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:

Chief Economist and Officer of Economic Research of Banco Bradesco. He also works as coordinator of ANBIMA’s Macroeconomic Advisory Group, a guest member of G100 and as member of the global community of chief economists of the World Economic Forum. Over more than 22 years of experience in the Bradesco Organization, he has held several leadership positions. He was Executive Superintendent and Chief Economist, as well as responsible for the Credit and Equity Research areas of Bradesco Asset Management between 2011 and 2016. He worked as deputy chief economist of the Bank’s Department of Economics between 2008 and 2011, chief economist of Bradesco BBI between 2007 and 2008 and senior economist of Bradesco from 2003 to 2007.

He has more than 27 years of experience in economic analysis, with articles published in magazines, newspapers and books in Brazil and abroad. Prior to joining Bradesco, he worked at BBVA, BankBoston and Rosenberg & Associados.

Graduated and with a Master’s degree in Economics from the Universidade de São Paulo (USP) and completed the Program for Management Development (PMD) from the IESE Business School, as well as the Advanced Management Program (AMP) from the Massachusetts Institute of Technology (MIT).

His academic production focuses on the foreign sector of the Brazilian economy and macroeconomic policies since the Real Plan. He regularly participates in events promoted by the Central Bank of Brazil, Ministry of Finance, National Treasury, International Monetary Fund (IMF) and the World Economic Forum.

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FERNANDO JULIÃO DE SOUSA AMARAL

date of birth:	4.19.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	151.751.958-67
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	8.28.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of the cards area of Banco Bradesco S.A. since September 2025. He has more than 30 years of experience in the financial market and in the payment solutions sector.

Throughout his career, he has held leadership positions in relevant industry companies, such as Credicard, Redecard, Orbital, Itaú Unibanco and Visa. He has accumulated extensive experience in the areas of credit, fraud prevention, operations, marketing, products and business, with a strong contribution to the development of the card industry in Brazil.

He actively participated in sector initiatives, representing the companies where he worked before ABECS (Brazilian Association of Credit Cards and Services), and is currently Sector Officer of FEBRABAN for the card segment.

His management is oriented to customer satisfaction, generation of results through digitalization and continuous search for innovation. He is recognized for his strategic vision and ability to transform businesses and teams, promoting sustainable growth.

Graduated in Business Administration from Fundação Armando Alvarez Penteado (FAAP), he holds an Executive MBA from Fundação Dom Cabral, Executive extension from Kellogg School of Management and Specialization in Banking from the Swiss Finance Institute (SFI).

FRANCISCO ARMANDO ARANDA

date of birth:	6.2.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	032.952.429-17
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.16.2022

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco, since February 2022, leading the Transformation Office and the Consulting area, focusing on conducting strategic projects and implementing initiatives aimed at organizational transformation and operational efficiency.

He has more than two decades of management consulting experience, with experience in leadership positions in global companies such as McKinsey & Company and EY, where he coordinated practices dedicated to performance improvement in financial institutions, insurance companies, and payment solution companies.

Since 2001, he has been supporting leading organizations in defining and implementing innovative strategies, focusing on performance improvement and sustainable value generation.

Graduated in Production Engineering from the Polytechnic School of the Universidade de São Paulo (Poli/USP), with a specialization in Finance from the University of California – Berkeley Extension, as well as Executive MBAs from Fundação Getúlio Vargas (FGV/EAESP) and ISE Business School, in partnership with IESE Business School.

FRANCISCO HENRIQUE FRANÇA FERNANDES

date of birth:	9.23.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	490.625.654-68
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	11.27.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco Financiamentos S.A., with a solid trajectory of 43 years in the financial sector, of which 40 are dedicated to the Bradesco Organization. He joined Banco Bradesco in August 1985 and, throughout his career, held strategic positions that consolidated his management experience, with outstanding performance in the areas of Retail, Consortia and Financing.

At Bradesco, he worked in several regions of the country in the Branch Network of agencies, reaching the position of Regional Officer. He was responsible for the Retail Legal Entity segment and for the leadership of the companies Bradesco Consórcio, Banco Losango and Bradesco Financiamentos. He worked as member of the National Council of the Brazilian Consortium Association and as a representative of Bradesco in the Vehicles Advisory Group of Febraban.

His performance is guided by the continuous search for results and operational excellence, with a strong focus on corporate governance and the development of strategies focusing on the credit market and consortia.

Graduated in Accounting Sciences from Faculdade de Ciências da Administração de Petrolina and with an Executive MBA in Business Administration, with an emphasis on Banking, from Fundação Getúlio Vargas (FGV) and Program for Management Development (PMD) from the IESE – University of Navarra, in São Paulo.

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HENRIQUE LEME PINTO LIMA

date of birth:	3.11.1974
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	247.087.158-11
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	11.27.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Private Equity Officer at Banco Bradesco S.A., since November 2025, with a consolidated trajectory in the financial market. He has worked for more than two decades in national and international institutions, with relevant experiences at Bank of America and Stratum Investimentos, as well as a solid activity in the Bradesco Organization, where he joined in 2008 and held strategic positions throughout his career.

Throughout his professional journey, he held leadership positions as Superintendent, Executive Superintendent and Officer at Banco Bradesco BBI S.A. He also worked at Bradesco Bank (former BAC Florida Bank), where he held the positions of President and CEO, as well as Member of the Board of Directors. In the international environment and in the global market, he worked as Vice-President in Merger & Acquisition Operations in New York and São Paulo, consolidating his expertise in structured operations and investments.

Graduated in Business Administration from Fundação Armando Alvares Penteado (FAAP) and has a career marked by team leadership, high complexity business management and participation in strategic decisions of corporate relevance.

JEFERSON RICARDO GARCIA HONORATO

date of birth:	8.31.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	129.380.218-28
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since January 2019, with extensive experience in the areas of IT, Innovation, Special Products, Bradesco Day&Night, Branch Network, Digital Channels, including Next (digital bank). Currently, he is responsible for conducting the Transformation Front of the Remote/Digital Service Model, through the Customer Relationship Call Centers.

Over 37 years of experience at Bradesco Organization, he worked in the design, implementation and management of relevant innovation, digital transformation and business development projects, with emphasis on initiatives such as Telecliente Bradesco, Telepagamentos Bradesco, TeleBradesco Residência Mega-Drive, implementation of Smart Card in debit and credit cards, Bradesco University Account, Bradesco Internet Banking, Bradesco Net Empresa, ShopInvest, ShopCredit, Bradesco App, institutional presence in social networks and the Branch of the Future Bradesco Next at Shopping JK Iguatemi. He also accumulated experience in the Branch Network, where he worked for three years.

As Executive Superintendent of Digital Channels, he was responsible for the management, transformation and expansion of Internet and Mobile Banking Channels.

As Officer, he led the design, structuring, implementation and management of next (digital bank), as well as nextJoy and Marketplace.

He also worked as Managing Officer of Next Tecnologia e Serviços Digitais S.A, Officer of ShopFácil Soluções em Comércio Eletrônico S.A. and Officer of BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

Graduated in Law from Centro Universitário FIEO (UNIFIEO), has technical training in Data Processing, Specialization in Financial Strategies and Marketing (MBA-Bradesco) from the Foundation Institute of Administration and Faculty of Economics, Administration and Accounting of the Universidade de São Paulo (FIA/FEA – USP). He complemented his training with executive programs, including Senior APG (Amana-Key), Advanced Negotiation Program from the University of California Berkeley, Leadership Trail, and Program for Management Development (PMD) from IESE Business School. In 2008, he participated in immersion in new technologies at the Massachusetts Institute of Technology (MIT – Mobile Experience Lab), contributing to the ideation and construction of the Bradesco App.

JOSÉ LEANDRO BORGES

date of birth:	4.3.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	135.349.248-60
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

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Main professional experiences during the last 5 years, highlighting positions and roles held:

He joined the financial market in 1993, beginning his career in the International area of Banco Real. In 1995, he returned to Brazil after working at the Banco Real in New York, assuming position in the Trade Finance area. With the acquisition of Banco Real by ABN Amro Bank, in 1998, he began to work in Corporate Banking, with responsibility for the coverage of Automotive, Mobility, Services and Retail. After the acquisition of ABN Amro Bank Brazil by Santander, he joined CIB, providing customer service to multinational companies in the role of Superintendent.

In 2010, he joined HSBC Brasil in the Global Banking as Brazil’s Multinationals Officer and, in 2012, assumed the position of Officer responsible for multinational companies in Latin America. With the acquisition of HSBC Bank Brasil by Bradesco in 2016, he joined the corporate team of Banco Bradesco, leading the structuring of the Multinational unit. In 2019, he was promoted to Officer of Multinational Companies and, in 2024, assumed the position of Officer of Global Corporate, a role he currently holds, with responsibility for corporate teams in New York, Luxembourg and Hong Kong, as well as specialized teams in the Oil & Gas, Automotive, Telecommunications and Digital Infrastructure sectors. He is Vice-President of the Brazil-China Business Council.

Graduated in Economic Sciences from the Universidade de São Paulo (USP) and holds an Executive MBA in Finance from Institute of Education and Research (INSPER), as well as a Postgraduation (“Lato Sensu”) (Senior Corporate MBA ABN – Executive in Business), also from Insper.

JULIANA LAHAM

date of birth:	4.2.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	279.737.268-96
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	11.1.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., with more than 28 years of experience in the financial market, having worked in prominent institutions such as Citibank, ABN AMRO, Barclays, Goldman Sachs and HSBC. With the acquisition of HSBC by Banco Bradesco S.A., she joined the Organization in 2017, assuming the position of Manager of Strategy, Products of Bradesco Private Banking and Advisory. In 2019, she was promoted to Executive Superintendent and, in November 2022, was elected Officer.

Currently, she is an alternate member of the Private Banking Commission and Member of the Distribution Forum of ANBIMA – Brazilian Association of Financial and Capital Markets Entities, as well as Member of the Board of Directors of Planejar – Brazilian Association of Financial Planning.

Throughout her professional career, she consolidated relevant experience in global markets, having worked as Senior Investment Counsellor at Kirton Bank S.A. – Banco Múltiplo; Head of Markets and Solutions Group and Vice-President of Goldman Sachs; Vice-President of Debt Capital Markets Derivatives/IDB of Banco Barclays S.A.; Global Markets Sales Manager at Kirton Bank S.A.; Senior Operator of Derivatives, Hedge strategies, investments and financing at ABN AMRO Bank S.A.; and Full Operator of Financing at Citibank S.A.’s Operations Desk.

Graduated in Business Administration from Universidade Presbiteriana Mackenzie – Faculty of Economic, Accounting and Administrative Sciences. He holds a Master’s degree in Economics, with a focus on Applied Finance and Macroeconomics, from Faculdade IBMEC São Paulo, as well as an Executive MBA in Finance from IBMEC. She also completed his Disruptive Strategy programs from Harvard Business School, Program for Management Development (PMD) from ISE/IESE and Partners Group Private Equity Academy, held in Denver, USA.

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JULIO CARDOSO PAIXÃO

date of birth:	12.5.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	212.782.698-19
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.28.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:

Credit Recovery Officer at Banco Bradesco S.A. since March 2024, with a consolidated trajectory of more than 27 years in the financial market, 16 dedicated to the Bradesco Organization. Throughout his career, he has built solid expertise in strategic areas such as Cards, Risk Management, Credit, Loan Products and Financing, as well as Credit Recovery. He also has international experience at Citigroup North America, based in Fort Lauderdale, Florida (USA), as a Billing Specialist for Latin America.

At Bradesco, he held high leadership positions, including the Executive Superintendents of Risk Modeling and Credit Concession at Bradesco Cartões (Cards), as well as the Credit, Loan Products and Credit Recovery Boards. Currently, he is a member of the Board of Directors of RCB Investimentos, having worked as Vice-President of the Board of Directors of ACREFI, Officer of Bradesco Leasing and Officer of e-Agro (Agribusiness) Solutions in Electronic Commerce.

Graduated in Data Processing from UNESP/FATEC São Paulo and holds an MBA in Business Management from Fundação Instituto de Administração (FIA), with executive extension at Columbia University (New York, USA), in addition to having completed the Program for Management Development (PMD) from IESE – University of Navarra School in São Paulo.

JÚLIO CÉSAR DE ALMEIDA GUEDES

date of birth:	12.20.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	212.479.348-96
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	4.30.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer responsible for Portfolio Management at the Credit Department since April 2024. He has extensive experience in the areas of Credit and Risk, with a consolidated trajectory in leadership positions in the financial sector, having worked as Officer, Superintendent and Manager in prominent institutions such as Itaú Unibanco, Unibanco and Serasa Experian.

Throughout his career, he has accumulated relevant experiences as Officer of Analytics at Serasa Experian, member of the Risk Committee of the Credit Guarantee Fund (FGC), Superintendent of MIS (Management Information System), Projects and Analytics at Itaú Unibanco, as well as Superintendent of Credit Policies at Unibanco.

Graduated in Statistics from Universidade Estadual de Campinas (UNICAMP) and with a Postgraduation in Business Administration from Universidade Presbiteriana Mackenzie, as well as an Executive MBA from the Brazilian Institute of Capital Markets (IBMEC) and completed the Program for Management Development (PMD) from IESE – University of Navarra School in São Paulo.

LEANDRO JOSÉ DINIZ

date of birth:	11.2.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	062.643.218-93
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.22.2017

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. Professional with more than 27 years of experience in the financial sector, Leandro José Diniz began his career in the Bradesco Organization in 1997, when he joined Banco BCN S.A. as Manager, an institution incorporated by Banco Bradesco S.A. in the same year. Since then, he has held positions of increasing responsibility, standing out for his strong management capacity, leadership and strategic vision.

His career includes working as Regional Manager, promotion to Executive Superintendent in 2011 and election as Regional Officer in 2012. In 2016, he assumed the Board of Directors of Bradesco Administradora de Consórcios Ltda., returning to Bradesco in 2017 as Department Officer, a position in which he continues to lead initiatives to strengthen Retail. In March 2024, he was re-elected as Officer responsible for the segment.

Actively participates in relevant institutions of the sector, having worked in entities such as CIESP, CIBRASEC, ABEL, ACREFI, FEBRABAN, FIABCI Brasil and ACSP. He is currently a Member of the Managing Board of Fundação Bradesco.

Graduated in Business Administration from UNAERP, with a specialization in Economic Analysis from Centro Universitário Moura Lacerda, MBA In Company in Banking Business from FGV/EAESP and Advanced Management Program (AMP) from IESE – University of Navarra.

His trajectory is marked by dedication, conducting strategic projects and the commitment to the development of people and business in the Bradesco Organization.

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LEANDRO KARAM CORREA LEITE

date of birth:	10.29.1979
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	273.746.958-96
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	11.1.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., with a solid track record in the areas of Controllership, Planning and Private Banking, began his career as a Foreign Exchange Portfolio Analyst of Financial Institutions and as a Consultant in the implementation of the Management Accounting Model of Banco Bradesco S.A., in addition to participation in several projects in the area of Controllership.

He formally joined Banco Bradesco S.A. in 2002, in the Budget and Control area, where he participated in the implementation of the process of calculating results of Products, Departments and Segments. In July 2004, he began working in the Private Bank area, initially as an Analyst and subsequently assumed leadership positions as Head of the Products Area, Chief Strategist and Superintendent. In October 2022, he was elected Officer of Bradesco Private Bank, a position he currently holds.

Currently, he is a Full Member of the Private Banking Commission of ANBIMA – Brazilian Association of Financial and Capital Market Entities.

Previously, he worked at Austin Rating, as an Intern, Trainee and Relationship Manager, as well as at Estratege Assessoria Empresarial, as Full Organization Consultant.

Graduated in Business Administration, with an Emphasis on Foreign Trade, from Universidade Paulista (UNIP). He holds an MBA in Finance from Faculdade IBMEC São Paulo (Insper) and completed the Program for Management Development (PMD) from IESE – University of Navarra, in São Paulo.

LEANDRO MARÇAL ARAÚJO

date of birth:	11.23.1987
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	230.851.398-50
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.30.2025

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Technology Officer of Banco Bradesco S.A. since January 2025, he has a consolidated trajectory in Technology, with a career started in 2005 and continuous operations in the financial sector since 2008.

At Bradesco, he plays a transversal and strategic role based on Architecture leadership, influencing structuring decisions and expanding the integration between technology, business and customer experience, always focusing on the sustainable growth of the bank.

Recognized for his people-oriented leadership, he adopts a close, constructive and responsible management model. The combination between conducting strategic initiatives and managing critical operations throughout his career gave him a broad and pragmatic vision, fundamental to driving technology as a vector of competitive differentiation for Bradesco.

Graduated in Data Processing from FATEC, postgraduate in Business Administration from FGV, with specialization in Development and People Management from FGV. He holds an Executive MBA from INSPER and holds a Sloan Fellows MBA from the Massachusetts Institute of Technology (MIT).

LETÍCIA CARDELLI BUSO GOMES

date of birth:	1.27.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	219.882.088-90
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since December 2024, she has a professional career of 14 years in the wholesale banking sector, with emphasis on Corporate Banking. She began her career in Bradesco as Junior Market Operator in Treasury, being promoted to Corporate Manager and, later, to Executive Superintendent.

Graduated in Law from FAAP, she completed her training with a Certificate in Business Administration (CBA) from Insper and a Program for Management Development (PMD) from ISE Business School.

LUCAS NOGUEIRA E NOGUEIRA

date of birth:	7.10.1986
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	015.268.585-50
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	6.18.2025

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of the Corporate Products Department at Banco Bradesco S.A., position he has held since June 2025. His professional career is marked by almost two decades of experience in the financial sector, all dedicated to the Bradesco Organization, where he worked in strategic areas such as Loans and Financing, Retail, Research & Innovation and Corporate Business.

At Bradesco, he has held several leadership positions throughout his career, including roles as Executive Superintendent in the Department of Loans and Financing, Senior Business Superintendent – Corporate Products, as well as leading innovation initiatives as Habitat Manager – Research and Innovation. His work is recognized for his ability to conduct complex projects, promote digital transformation and develop solutions aimed at corporate clients.

Graduated in Commercial Management from Universidade Salvador (UNIFACS), Lucas complemented his training with executive programs at world-renowned institutions, such as the Executive Leadership Program from Stanford University, the certificate in Innovation and Technology from the Massachusetts Institute of Technology (MIT), postgraduation in Business Administration, Innovation and Leadership from Pontifícia Universidade Católica do Rio Grande do Sul (PUCRS) and the Program for Management Development (PMD) from ISE Business School.

His management is guided by the continuous search for innovation, operational excellence and value generation for clients and partners, strengthening Bradesco's position in the corporate market.

LUIS CLAUDIO DE FREITAS COELHO PEREIRA

date of birth:	8.6.1972
profession:	Business Administrator
CPF No. (Tax ID) or Passport No.:	147.503.068-19
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.21.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Luis Claudio began his career in the Bradesco Organization in 1987 as an errand boy at Bradesco Corretora, reaching the position of Manager of the Operations Desk, passing through the Department of Shares and Custody from 2001 to 2017 in the position of Chief Executive Manager and Executive Superintendent and in 2018 he was elected as Officer of Ágora Investimentos until 2024 when he returned as Officer of the Custody and Financial Services area.

His management is based on people and technology focused on results and continuously seeking innovation. He was recognized for his ability to lead complex projects and for his strategic vision, which helped strengthen Bradesco’s position in the financial market. Now, he is moving to a new challenge as Officer of Operations and Business.

Graduated in Accounting Sciences from Faculdade Oswaldo Cruz – 1997 and postgraduate in Capital Markets from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FEA-USP) – FIPECAFI – 2001.

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LUIZ PHILIPE ROXO BIOLCHINI

date of birth:	7.7.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	011.675.837-60
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.10.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Treasury Officer of Banco Bradesco S.A. since January 2024, standing out for his solid experience in the financial market, built over more than 34 years, the last years dedicated to the Bradesco Organization, where he has been working since July 2021. During this period, he held strategic positions as Officer and CIO at BRAM – Bradesco Asset Management S.A., before assuming the current role.

Throughout his career, he has held leadership positions in institutions of great national and international relevance. He started his career in 1990 at Banco BTG Pactual as a Sales & Trading operator. In 1992, he joined Itaú, where he became Officer of Investments. In 2003, he assumed the position of Chief Financial Officer at Louis Dreyfus Commodities, remaining until 2007, when he became Officer of Treasury at ING Bank. Between 2009 and 2013, he was Founding Partner and Portfolio Manager at First Value Capital, as well as Partner and COO of Vintage Investimentos. From 2015 to 2021, he held the position of Officer of Investments in Sul América Investimentos. In July 2021, he joined Bradesco as Officer and CIO at BRAM – Bradesco Asset Management S.A., a position he held until his election as Treasury Officer of Banco Bradesco S.A.

Graduated in Economic Sciences from Faculdade Cândido Mendes (RJ), he has a solid executive background in world-class institutions, including the Advanced Management Program from MIT, Leading Change and Organizational Renewal from Stanford GBS, Financial Stability from London Business School and Digital Transformation in the Age of AI from Stanford GBS, in addition to executive programs at Harvard Business School, Insead, CME and New York Institute of Finance. He is a Chartered Financial Analyst (CFA) from the CFA Institute (USA) and holds a CGA certification by ANBIMA.

MANOEL GUEDES DE ARAUJO NETO

date of birth:	10.1.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	387.789.395-34
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., with a long history in the banking sector, having started his career in 1988 at Banco Econômico S.A., an institution later acquired by Banco Excel Econômico S.A. and, later, by BBVA – Banco Bilbao Vizcaya Argentaria Brasil S.A. In September 2003, he was transferred to Banco Bradesco S.A., where he was promoted to the position of Executive Superintendent in April 2010. In January 2017, he was elected Officer and, in January 2019, he assumed the position of Department Officer of Banco Bradesco S.A. In March 2024, he was re-elected as Officer.

He is currently a Member of the Managing Board of Fundação Bradesco.

Graduated in Business Administration from Universidade Salvador (UNIFACS). He holds an International Executive MBA from Amana Desenvolvimento & Educação and completed the Program for Management Development (PMD) from IESE – University of Navarra, in São Paulo.

MARCELO SOUZA RAMOS

date of birth:	2.23.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	213.476.688-37
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.16.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Since January 2025, he holds the position of Officer at Banco Bradesco S.A., bringing with him a trajectory of more than 30 years of experience in the financial market, marked by a solid and strategic relationship in the sector. He began his career at Bradesco, where he accumulated vast expertise in risk control and a comprehensive understanding of risk approaches and banking regulations. Throughout his career, he has held various roles, from Analyst to Officer, through leadership positions such as Analysis Manager, Executive Superintendent and Senior Superintendent.

In addition, he is a full member in the Risk Committees of the companies Cielo S.A. Instituição de Pagamentos, Elo Participações Ltda., Elo Serviços S.A. and Tecnologia Bancária S.A.

Graduated in Business Administration from Universidade Anhembi Morumbi, he holds several certifications, including an Executive MBA in Finance from IBMEC, National Extension from the University of California, Postgraduate in Economic Analysis from FIPE, Master of Science from Université Pierre Mendes and management and executive development programs from IESE Business School.

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MARCIO RENATO RIBEIRO SILVA

date of birth:	4.15.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	722.639.466-91
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	4.30.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., since April 2025, after a long trajectory developed in the Organization, where he began his career in 1990. Over more than three decades in the financial sector, he has accumulated experience in the administrative, legal and management areas, working in several units and strategic roles that strengthened his integrated vision of the business. His trajectory reflects a solid contribution to the development of the Legal and Private Banking areas of the Organization.

He held leadership positions as Legal Coordinator, Legal Manager, Legal Advisor, Legal Department Manager, Wealth Management Superintendent – Private Bank, Executive Superintendent and Senior Business Superintendent in Private Banking. He is also a member of entities recognized in the legal sphere, such as the Brazilian Bar Association (OAB), the Brazilian Institute of Family Law (IBDFAM) and the Brazilian Institute of Estate Planning (IBRAPP).

Graduated in Law from Universidade Santa Úrsula (USU), he holds an MBA in Economics and Business Law from Fundação Getúlio Vargas (FGV) and an MBA in Foreign Trade and International Operations from Fundação Instituto de Pesquisas Econômicas (FIPE/USP). He complemented his training with specializations in Negotiation Techniques and Tax Law from Fundação Getúlio Vargas (FGV), in addition to executive training, Program for Management Development (PMD Bradesco), promoted by ISE Business School and IESE Business School.

MARCO AURELIO GALICIOLI

date of birth:	1.27.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	850.594.719-34
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since 2024. Executive with a consolidated career in the financial sector, standing out for his extensive experience in his relationship with large companies, portfolio management and leadership of commercial teams. He began his career in 2000 and built a solid Corporate Banking activity at HSBC (formerly Kirton Bank), where he remained for more than a decade in positions of increasing responsibility.

Since 2016, he has been part of Bradesco, having held strategic positions in the Corporate, Large and Ultra Corporate areas, which culminated in his election as Officer in December 2024.

Graduated in Advertising and Publicity from the Federal University of Paraná (UFPR) and he holds an MBA in Finance from the University of Edinburgh (Edinburgh, Scotland).

MARCOS ALEXANDRE PINA CAVAGNOLI

date of birth:	10.15.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	261.433.668-88
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	10.17.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since October 2024, with more than 27 years of experience in the Payment, Financial Services and Digital Transformation sectors. He has built a solid career in leadership positions in institutions such as Itaú Unibanco, PayU (Naspers/Prosus), Citigroup and JPMorgan, as well as working in the development of fintechs such as Koin Pós-Pago (Postpaid) — acquired by Decolar.com in 2020 — and ADIQ Payments (Banco BS2).

He has a prominent track record in Boards of Directors and Committees, contributing to the definition of corporate strategies and to the evolution of companies, such as Totvs Techfin S.A., CIP S.A. (Nuclea), Reachr Soluções Inovadoras em RH and Ticket Serviços S.A. and is currently Officer of Banco Bradesco S.A., responsible for the Commercialization Area of Individual Products.

He works as an Alternate Member of the Board of Directors of CIP S.A. – Nuclea and of the Executive Committee of Banking Services and Operations of FEBRABAN. In his previous career, he held positions as Statutory Officer of Cash Management & Payments at Itaú Unibanco, CEO of ADIQ Payments, CEO & Co-Founder of Koin Pós-Pago, LATAM CEO of PayU, CEO of J.P. Morgan Bank (Vetera company) in Latin America and Head of Digital Platform & Customer Services at Citigroup.

Graduated in Metallurgical Engineer from the Polytechnic School of the Universidade de São Paulo (USP), with specialization in Engineering from E.S.S.A. (Paris) and MBA in Finance from IBMEC/INSPER.

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MARCOS DANIEL BOLL

date of birth:	4.11.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	829.357.189-68
nationality	Brazilian
election position held:	Officer, in addition to performing the role of Ombudsman
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.27.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since 2022, responsible for the Ombudsman’s office. He has more than 30 years of experience in the financial sector, starting his career in 1992 at Banco Bamerindus S.A., with operations in areas such as Human Resources, Finance and Planning. After the acquisition by HSBC in 1997, he held leadership positions, reaching the position of Product Superintendent. He joined Bradesco in 2016, where he evolved from Regional Manager to Regional Officer in 2019 and later Officer at the headquarters, leading strategic areas.

Throughout his career, he has held leadership positions in strategic and governance areas, with operations in regional network management, products and services, individual retail and customer experience. Since 2024, he accumulated roles as Officer in several companies of the Bradesco Group, including Bradesco Financiamentos, Bradescard, Bradesco BBI, Banco Digio, Banco Losango, Bradesco Administradora de Consórcios and Bradesco Leasing. He is also an alternate member of the Fiscal Council of Top Clube Bradesco and ADC Bradesco, as well as integrating relevant committees of FEBRABAN and ABRAREC, contributing to the strengthening of governance, compliance and customer relations practices in the financial sector.

Graduated in Business Administration from Faculdade Católica de Administração e Economia (FAE-PR), he has a Postgraduation in Strategic Planning and Management from the Pontifícia Universidade Católica do Paraná (PUC-PR). He complemented his training with executive programs in reference institutions, such as the High-Performance Program by the Institute of Education and Research (Insper), a Globalized Business Vision from Fundação Getúlio Vargas (FGV), Bradesco Managerial Program from ISE Business School and Advanced Management Program (AMP) from IESE Business School - University of Navarra.

MARINA BAUAB CARVALHO WEREBE

date of birth:	11.4.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	222.641.558-09
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.16.2025

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., with more than 20 years of experience in the financial market and outstanding performance in the areas of Treasury and Asset and Liability Management (ALM). In January 2025, she was promoted to Treasury Officer – ALM, an area in which she has worked for more than a decade, being responsible for managing market risk and liquidity risk of the balance sheet. She had relevant participation in the construction of the ALM area in the bank, leading the formation of a high-performance team and the structuring of strategic processes.

She began her career in Treasury at the Customer Desk and, over the years, worked in the Trading/Flow area, focusing on derivatives pricing and risk management related to foreign exchange, interest, foreign exchange coupon and options. She joined the financial market through external audit, having worked at KPMG between 2001 and 2004.

Currently, she is a Member of the Products and Pricing Committee of B3 S.A. – Brazilian Exchange & OTC, Member of the Funding Committee of Banco John Deere S.A. and Member of the Treasury Operations Committee of FEBRABAN – Brazilian Federation of Banks.

Graduated in Business Administration from Fundação Armando Alvares Penteado (FAAP). She has a specialization in Financial Market from FIA Business School and training in Executive Coaching at Banco Bradesco.

MARINA CLAUDIA GONZALEZ MARTIN DE CARVALHO

date of birth:	11.1.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	101.895.258-60
nationality	Argentine
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.25.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of the Controllership Department of Banco Bradesco S.A. since March 2021, highlighted by her professional experience acquired over more than 32 years in the financial market, 22 of them dedicated to the Bradesco Organization, where she worked in the areas of Budget and Control, Bradesco Financiamentos and Loans and Financing.

At Bradesco, she has held several leadership positions throughout her career, including roles as Analysis Manager, Superintendent and Executive Superintendent, before assuming the position of Officer. She was responsible for strategic projects involving planning, control, pricing models adjusted to asset risk and development of strategies used as management tools.

Her management is based on results and the continuous search for innovation, focusing on strengthening Bradesco's position in the financial market.

Graduated in Business Administration from Faculdades Metropolitanas Unidas (FMU), with an Applied postgraduate degree in Executive Master of Business Administration from the Institute of Education and Research (INSPER) and the Program for Management Development (PMD) from IESE – University of Navarra.

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MARINA GRAVINA VEASEY

date of birth:	3.18.1973
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	249.657.048-19
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since December 2024. With a solid career in the financial market, she has extensive experience in treasury, customer desk and relationship with large corporations, with strong performance in sales strategies and relationship management in the Corporate segment.

She began her professional career in 1994 as an intern at Credit Commercial de France – CCF, where she reached the position of Sales Trader. In 1995, she joined HSBC Bank Brazil, where she worked for more than 20 years, reaching the position of Senior Executive Market Sales. With the acquisition of the institution by Banco Bradesco S.A. in 2016, she joined Treasury as Manager of the Customer Desk. In 2021, she was promoted to Executive Superintendent of the Large Corporate segment and, in 2024, to Senior Business Superintendent of the Ultra Large Corporate. In 2025, she took over the Global Trade & Finance Board.

She graduated in Business Administration from Fundação Armando Alvares Penteado (FAAP), with an MBA in Economics in the Financial Sector from the Universidade de São Paulo (USP) and executive training in Banking from FGV. She complemented her training with international programs in management and finance at institutions such as IESE Business School, Duke Corporate Education, Saint Paul Institute of Finance and KPMG.

MATEUS PAGOTTO YOSHIDA

date of birth:	3.20.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	295.232.748-30
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	12.23.2020

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Bradesco Expresso since February 2022, responsible for the national administration of the Bank’s correspondent banking network. He also works as Co-President Officer of TDS Informática S.A., a technology company acquired by the Organization in 2024, in addition to holding leadership positions in other related companies, such as Mobisafe Sistemas Ltda. and Rentpos Locações e Manutenção de Equipamentos Ltda.

With more than 17 years of experience in the financial market, he began his career at Bradesco in 2008, at BF Promo de Vendas Ltda., after working in the Industrial Engineering sector. Throughout his career, he has held strategic positions in the areas of Controllership, Consulting and Planning. In 2015, he took over the Executive Superintendence of Planning and Operations at BF Promotora de Vendas Ltda. In December 2020, he was promoted to Officer in the area of Credit Recovery, a position that preceded his current role.

His management is marked by strategic vision and the ability to conduct complex projects, focusing on innovation and results.

Graduated in Chemical Engineering from the Universidade Estadual de Campinas (UNICAMP), he holds an MBA from IE Business School (Madrid), and has completed the Program for Management Development (PMD) from the IESE Business School – University of Navarra and the Advanced Management Program (AMP) from The Wharton School.

NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR

date of birth:	12.26.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	116.088.168-50
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.1.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Operations and Efficiency of Banco Bradesco S.A. since February 2024, standing out for his consolidated trajectory in the Organization, where he has worked since 1987. Over more than 37 years of experience in the financial sector, he has developed a solid performance in strategic areas such as Corporate, Retail, Ombudsman’s office and Operational Management.

He began his career in Bradesco's branch network, performing several functions until he was promoted to Department Manager in 2007. In 2012, he joined the Ombudsman’s office, being promoted to Executive Superintendent in 2015 and elected Officer in 2018. His trajectory is marked by a focus on operational efficiency, continuous process improvement, governance and improvement of the customer experience.

Currently, he also holds leadership roles in Bradesco Group’s entities as a member of the Board of Directors of the Fundação Bradesco and Officer of Banco Bradesco BBI S.A. and Bitz Instituição de Pagamento S.A. He also integrates the Advisory Board of ABRAREC – Brazilian Association of Customer Company Relations. Previously, he held management positions in several companies of the conglomerate, including Banco Bradescard, Banco Bradesco BERJ, Banco Bradesco Financiamentos, Banco Losango, Bradesco Administradora de Consórcios and Kirton Bank.

Graduated in Business Administration from Universidade Bandeirante de São Paulo – UNIBAN, with a postgraduate degree (“Lato Sensu”) in Financial Administration from the Sant’Anna University Center. He holds an MBA in Company in Banking Business from Fundação Getúlio Vargas – EAESP/FGV and participated in the Program for Management Development (PMD) from IESE Business School – University of Navarra, in São Paulo.

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NILTON PEREIRA DOS SANTOS JUNIOR

date of birth:	5.21.1975
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	874.683.289-00
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.25.2026

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since March 2026. He has a consolidated career of more than 30 years in the financial market, working in the segments of card acquiring, companies, middle market and corporate banking. He has been part of the Bradesco Organization since 2016, where he joined as Executive Superintendent of Bradesco Empresas, and built a prominent trajectory in strategic positions. He has developed a solid career in the banking sector, with an emphasis on his long experience at Kirton Bank S.A. – Banco Múltiplo (former HSBC Bank Brasil S.A. – Banco Múltiplo).

Throughout his career, he has held relevant positions and leadership positions, as Officer of Banco Bradesco Empresas, Officer of Banco Bradesco BBI S.A., Officer of Ágora Investimentos S.A. and Ágora Corretora de Títulos e Valores S.A. He was Regional Executive Superintendent and Head on different business fronts at Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A. - Banco Múltiplo), with responsibilities in customer acquisition, portfolio management and team leadership in regional and national operations. He also worked as member of the Managing Board of the Fundação Bradesco, reinforcing his institutional contribution and governance.

Graduated in Business Administration from Faculdade Católica de Administração e Economia (FAE). He has outstanding executive training, including Integrated People Management – Leading Strategy into Action from Duke Corporate Education, High Performance Programme – Manco from the Institute of Education and Research (Insper), and the Program for Management Development (PMD) by IESE Business School (Universidad de Navarra), with a focus on leadership, strategy and business management.

PATRÍCIA KESSLER DE ASSUMPÇÃO

date of birth:	6.19.1985
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	350.601.738-10
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2025

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Executive with extensive experience in the financial market, leading initiatives of digital transformation, credit product management, analytics and customer experience.

Since 2009 in the Organization, she has worked in commercial planning, market analysis and pricing at Bradesco Financiamentos. From 2019, she took over the management of the P&L of Banco Bradesco’s Corporate free loan portfolio as Senior Manager, leading the modernization of products through the creation of digital journeys. In 2021, he was promoted to Executive Superintendent and created the Customer Experience area of the Bank and, in 2024, led the transformation of Retail and Wholesale credit.

Recognized for her strategic vision, pragmatism and energy, she stands out for her ability to solve complex problems, using critical sense and commitment to excellence to inspire trust and motivate cross-functional teams. With more than fifteen years in the Organization, she took over the Board of Executive Officers of Bradesco Experience in February 2025.

Graduated in Business Administration from Mercer University (USA), with a Masters in Finance from Georgia State University (USA) and an MBA from London Business School (UK).

PATRÍCIA SOARES MARTIL

date of birth:	3.19.1974
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	147.229.278-20
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	12.18.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., since December 2025, after a solid trajectory initiated at the Organization in 1989. With more than 35 years of experience in the banking sector, she built a career predominantly in the area of Tax Audit, where she held positions of increasing relevance, including Chief Manager, Department Manager and Executive Superintendent, before assuming the Board of Executive Officers. Her trajectory combines technical knowledge, strategic vision and consistent performance in tax and regulatory issues.

Throughout her career at Bradesco, she has held several leadership positions, leading teams and projects in the Fiscal Audit department, currently Fiscal Corporate. In addition to her internal performance, she has the role of Member of the Fiscal Council in related companies of the Organization, such as Elo Participações Ltda. and Cielo S.A. – Instituição de Pagamento, where she works as an Alternate Member of the Fiscal Council. She also works in strategic Forums of entities such as ABRASCA, ANBIMA, FEBRABAN.

Graduated in Accounting Sciences from Fundação Instituto de Ensino para Osasco (UNIFIEO) and an MBA in Controllership from the Universidade de São Paulo (USP), training that guides her technical and executive trajectory.

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RAFAEL FORTE ARAÚJO CAVALCANTI

date of birth:	12.10.1985
profession:	Engineer and Banking Professional
CPF No. (Tax ID) or Passport No.:	024.013.705-10
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of the Data Intelligence and CRM Department of Banco Bradesco S.A. since December 2024, with a trajectory of more than 17 years in the financial market, marked by solid experience in credit risk, data analysis and strategic management.

He began his career in August 2008 as a Credit Modeling Analyst at Banco Itaú, where he was promoted to Credit Risk Coordinator in 2011. In 2013, he joined HSBC Bank Brasil S.A. as Senior Credit Risk Manager, remaining until 2016 when the institution was acquired by Bradesco. At Bradesco, he worked as Manager of the Credit Department, being promoted to Executive Superintendent of the Data Intelligence Department in 2020. In February 2024, he assumed the Board of Executive Officers of that same department and, in December of that same year, he also headed the CRM Department.

His management is oriented toward innovation, strategic use of data and development of solutions that drive efficiency and customer experience.

Graduated in Computer Engineering from the State University of Campinas (UNICAMP), he holds a Professional Master’s degree in Economics from Insper, in addition to having completed international executive programs: PMD – Program for Management Development from IESE Business School (University of Navarra) and Advanced Management Program from Wharton Executive Education.

RAFAEL PADILHA DE LIMA COSTA

date of birth:	3.30.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	055.217.997-37
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	8.22.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., with solid experience in business administration and financial management. He has a trajectory marked by the leadership of teams and conducting strategic projects in financial institutions. In August 2024, he was elected Officer of Banco Bradesco S.A., after a relevant performance at the institution, where he previously held the position of Senior Superintendent at Banco Bradesco BBI S.A.

Currently, he has multiple governance positions, working as Officer of Banco Bradesco BBI S.A., of Alvorada Administradora de Cartões Ltda., of 2b Capital S.A., of Bradesco Holding de Investimentos S.A., of Cubos Holding Participações Ltda. and of Varese Holdings Ltda., besides being a Member of the Integration Committee.

Graduated in Business Administration from the University of Miami, where he also completed a Bachelor of Business Administration with Honors from the Department of Finance in 2002. He holds a Master of Business Administration (MBA) from the University of Chicago Booth School of Business (2009) and complementary executive training in Influence and Negotiation Strategies from Stanford University (2017), Business Model Innovation in the Digital Age from Wharton School – University of Pennsylvania (2019) and the Advanced Management Program (AMP) Bradesco from University of Navarra (2019).

RÉGIS EDUARDO PRENHACA CARREIRA

date of birth:	1.15.1975
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	252.975.758-50
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	11.27.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer at Bradesco Corporate since November 2025, after working as Executive Superintendent at Bradesco Empresas Corporate between 2018 and 2025. He has more than 20 years of experience in the financial market, having built a solid trajectory in Corporate Banking, Large Corporate and Middle Market. He started his career at Kirton Bank S.A. - Banco Múltiplo (former HSBC Bank Brasil S.A.), where he held strategic positions in regional relations and leadership in São Paulo and Campinas.

Throughout his career, he has held prominent roles in strategic areas, such as Corporate & Investment Banking, Large Local Corporate and Corporate Banking, as well as leading regional structures, including working as Regional Superintendent and later as Head Corporate of Middle Market Enterprises SP Interior. Since his arrival at Bradesco, he has evolved into executive positions of high responsibility, contributing directly to the development and performance of the Corporate portfolio.

Graduated in Mechanical Production Engineering from the Universidade de São Paulo (USP) and holds an MBA in Corporate Finance from Faculdade de Campinas (FACAMP). He complemented his training with the Program for Management Development - PMD from University of Navarra.

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RENATO CAMARGO NASCIMENTO JUNIOR

date of birth:	12.19.1981
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	285.866.368-86
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.29.2026

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., responsible for the Marketing Dept., since January 2026 and vice-president of the National Board of ABA (Brazilian Association of Advertisers). He has a consolidated career over more than two decades in the areas of marketing, customer experience and large-scale brand construction. Prior to joining Bradesco, he was Vice-President of Clients at Farmácias Pague Menos, leading integrated marketing strategies, CRM, digital sales and consumer experience. He also acts as angel investor and advisor of start-ups at an early stage, contributing to the construction and acceleration of new businesses.

He was Country Manager and CMO of RecargaPay, where he led the Marketing, Growth and Customer Experience agenda, with responsibility for acquisition, retention and loyalty strategies, including Marketing and B2B and B2C Customer Experience. Throughout his career, he also held leadership positions at GPA (Grupo Pão de Açúcar), as Head of Marketing, being responsible for relationship programs, client platforms and CRM of the Extra and Pão de Açúcar brands. He also worked in Accor Group, Gol Linhas Aéreas, Panrotas Editora and White de Comunicação Group.

Graduated in Advertising and Marketing from the Escola Superior de Propaganda e Marketing (ESPM), with a postgraduate degree in Business Administration and an MBA in Business Management from Fundação Getúlio Vargas (FGV), as well as international executive training from the LEAD Program of Stanford School of Business. He also has a certification of Board Member from the Brazilian Institute of Corporate Governance (IBGC).

RICARDO BARBIERI DE ANDRADE

date of birth:	6.3.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	260.698.628-80
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	11.27.2025

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. Executive with a solid background in the financial market, he began his career at Bradesco Seguros in 1995, later going through Bradesco Capitalização and Banco Bradesco BBI S.A., where he worked as Trader and Market Operator. In 2014, he took over the coordination and subsequently the management of the Client Desk, being promoted to Superintendent in 2019. In January 2020, he was promoted to the position of Officer at Banco Bradesco S.A. In November 2025, he returned to the institution in the same position, a position he currently holds, also accumulating roles as Officer in companies of the Ágora Group.

Currently, he is a Member of the Board of Directors of ANCORD, in addition to working as Officer of Ágora Corretora de Seguros S.A., of Ágora Corretora de Títulos e Valores Mobiliários S.A., of Ágora Educacional Ltda., of Ágora Investimentos S.A., and Bradesco S.A. Corretora de Títulos e Valores Mobiliários.

Previously, he worked as Executive Superintendent at the Kirton Bank S.A. – Banco Múltiplo, in addition to being a Member of the Board of Directors of RCB Investimentos S.A.

He has a technical background in Data Processing from Universidade Presbiteriana Mackenzie (1998). He holds an MBA in Business Management from FIA and a Postgraduation in Business Administration from FIA/FEA/USP (2006). He also has specializations in Asset Management, Risk Management and Finance.

RICARDO ELEUTÉRIO DA SILVA

date of birth:	5.4.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	175.912.998-40
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.10.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

With almost 30 years of experience in the financial market, Ricardo began his career in 1993 at Banco Bradesco, with his career in Citigroup and Western Asset Management. In 2009 he worked at Western Asset in the United States.

In 2011, he joined the HSBC Bank team in the area of Fund Management. In 2013, he joined HSBC Global Asset Management, where he assumed the Product Superintendence being responsible for local and offshore structures.

Ricardo is currently Officer of Bradesco Asset Management.

Ricardo holds a degree in Economics, a postgraduate degree from FIA/SP and an MBA in Finance from IBMEC/SP and Advanced Management Program (AMP) from IESE - University of Navarra in Barcelona.

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ROBERTO FRANÇA

date of birth:	4.27.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	091.881.378-64
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.1.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Agribusiness of Banco Bradesco S.A. since February 2018, highlighted for his professional experience acquired over more than 40 years in the financial market, 22 of them dedicated to the Bradesco Organization, where he worked in the areas of Corporate and Agribusiness. He has held several leadership positions throughout his career at Banco Bradesco, as Regional Manager, Executive Superintendent and Officer of the Corporate segment.

In his current management as Officer of Agribusiness, he is responsible for the distribution of Agribusiness products to several segments of the Bank and with institutional responsibilities before the regulatory bodies and Central Bank of Brazil. He is also responsible for the participation of Bradesco in the main Agribusiness Fairs in Brazil, in addition to the responsibilities of products and institutional. He is also responsible for coordinating activities of Agribusiness Platforms, which has the responsibility to meet the demands of clients, rural producers, with costing and investments in the individual segments and in the structuring and framework of operations of the wholesale segment. He is a member of the Board of Directors and the Pricing Committee of Banco John Deere since May 2025.

Graduated in Economic Sciences from Universidade São Judas Tadeu, with a specialization in Finance from the Brazilian Institute of Capital Markets (IBMEC), in Derivatives and Business Evaluation from the Brazilian Institute of Capital Markets (IBMEC), Strategic Business Vision Program from Fundação Dom Cabral, Program for Management Development (PMD) from IESE – University of Navarra, São Paulo - SP.

ROGÉRIO HUFFENBAECHER

date of birth:	11.5.1972
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	168.964.128-28
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.25.2026

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Bradesco Administradora de Consórcios. He started his career at Banco Bradesco S.A. in September 1990 as a Bank Clerk. From June 1991 to October 2011, he worked in the branches of the interior of São Paulo and Capital and also, in Brasília, from 2013 to 2016 he worked as Regional Manager in the city of Fortaleza-CE, reaching the position of Executive Superintendent in July 2016, remaining until December 2019. when he was elected Regional Officer. In 2024 he took over the Board of Executive Officer of Bradesco Consórcios, where he still works today.

Throughout his trajectory, he has consolidated experience in commercial management, network operation, team leadership, expansion strategies and in conducting large-scale business. Currently, he leads the operation of Bradesco Consórcios (Consortia), contributing to the strengthening of the business model, governance and expansion of the company.

Graduated in Business Administration from Faculdade de Ciências Contábeis de Itapetininga (FCCI), he holds a Postgraduation (“Lato Sensu”) in Business Management and Human Resources from FAFIT-FACIC, MBA in Banking from EAESP/FGV, the PMD Bradesco – Program for Management Development from IESE/University of Navarra and Executive MBA in Management with an emphasis on Leadership and Innovation from Fundação Getúlio Vargas (FGV).

ROMERO GOMES DE ALBUQUERQUE

date of birth:	6.4.1966
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	410.502.744-15
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	6.14.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Real Estate of Banco Bradesco S.A. since June 2018, highlighted for his professional experience acquired over more than 38 years in the financial market, 23 of them dedicated to the Bradesco Organization, where he worked in the commercial areas of Retail and financial products.

At Bradesco, he has held several leadership positions throughout his career, including Regional in the commercial area in the client segment (branch network) and Executive Superintendent of Products in the area of Loans and Financing.

His management is based on deliveries, due to his strategic vision, which helped strengthen Bradesco’s position as a relevant player in the Real Estate Credit market.

Graduated in Civil Engineering from the Federal University of Pernambuco – UFPE, with specialization in Business Management from the Universidade Católica de Pernambuco, in Finance from IBMEC – Brazilian Institute of Capital Markets, MBA in Company in Banking Business from Fundação Getúlio Vargas – FGV/EAESP, APG – Advanced Management Program from Amana-Key and Program Management Development – PMD from IESE – University of Navarra, Sao Paulo, SP.

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RÚBIA BECKER

date of birth:	9.23.1974
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	743.268.809-53
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2020

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since January 2020, currently responsible for the area of Wholesale Credit. She stands out for her solid professional experience, acquired over 30 years in the financial market, with operations in credit & risk and commercial areas, in national and international institutions.

She began her banking career at BankBoston in 1995, having worked at Unibanco, ABN AMRO and WestLB, where she worked as Deputy Officer of Credit in New York until 2004. In the same year, she joined HSBC, where she reached the position of Head of Wholesale Credit Risk & Market Risk for Latin America, remaining until October 2016, when the institution was acquired by Bradesco. At Bradesco, she joined as Executive Superintendent in the Credit Department, moving in 2018 to the Credit Recovery Board, until she was elected Officer in 2020, and is a Full Member of the Credit Committee of Elo Participações Ltda., of the Credit Policy Committee and the Risk and Capital Committee of Banco John Deere S.A. Her trajectory is marked by leadership in strategic projects, management of multidisciplinary and multicultural teams, and the ability to conduct initiatives in complex environments, contributing to the strengthening of credit and risk practices in the financial market.

Graduated in Business Administration from FADEPS/Uniandrade – PR, she has extension courses in Leadership from Kellogg School of Management (Chicago), in Management from the Program for Management Development from IESE – University of Navarra and Stanford LEAD from Stanford University, Graduate School of Business.

RUY CELSO ROSA FILHO

date of birth:	11.27.1977
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	177.778.598-70
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.2.2019

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Finance Officer at Bradesco, responsible for the areas of Planning and Financial Analysis (FP&A), Costs and Efficiency and TO Finance (Transformation Office).

He began his career at Bradesco in January 2001, in the Controllership area. Between 2008 and 2024, he worked in Treasury, accumulating solid experience in the Market, Trading/Flow and Asset and Liability Management (ALM) desks. In October 2010, he was appointed Superintendent of the Trading Desk and, in January 2019, was elected Officer. In 2024, he joined the Bank’s transformation project, taking responsibility for TO Finance (Transformation Office), focusing on the strategic evolution of the Organization.

Graduated in Business Administration from Universidade Paulista – UNIP with a specialization in Finance from IBMEC - Brazilian Institute of Capital Markets and Advanced Management Program – AMP – IESE Business School (ISE - Brazil).

SORAYA BAHDE

date of birth:	2.5.1983
profession:	Administrator
CPF No. (Tax ID) or Passport No.:	308.524.488-30
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	7.4.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Culture & Talents at Bradesco, one of the largest financial groups in Brazil. With a solid career in people management, she has about 20 years of experience in cultural and business transformation, and has led Innovation and Agility teams. She worked as CHRO at Alelo, Veloe and Multiplus, LATAM’s loyalty company, among other experiences as HR leader.

Soraya has a degree in business administration from Mackenzie, with continuing education in Marketing, Corporate Governance, Neurosciences and Human Development.

She is recognized for conducting consistent cultural evolution processes, which align overcoming results with the appreciation of people.

She conducted lectures and panels at people management, futurism and technology events such as CONARH, TDC, Welcome Tomorrow, C4 and IT Forum. She worked voluntarily as Strategic Officer of ABRH-SP and as a mentor. She is co-author of the book Experiência do Colaborador na Teoria e Muita Prática (Employee Experience in Theory and lots of Practice) and of the book High Tech High Touch.

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TELMA MARIA DOS SANTOS CALURA

date of birth:	7.12.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	131.133.338-06
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.27.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A., position she has held since January 27, 2022. With a trajectory of more than 35 years in the banking sector, she has built a solid career in renowned national financial institutions, working in both executive functions and in strategic management positions. She has been in Bradesco since 2003, where she has worked in areas of regional leadership and business units in different cities in the interior of São Paulo and Minas Gerais. Prior to joining Bradesco, she consolidated her experience in institutions such as Unibanco (current Itaú Unibanco) and Banco Excel Econômico S.A.

Throughout her career, she held leadership positions as Prime Branch Manager, Regional Manager in several regional boards, including the Interior of São Paulo, São José do Rio Preto North, Ribeirão Preto East and Ribeirão Preto West, and later, Regional Officer in the Regional Board of Executive Officers of Minas Gerais 1. Her professional evolution reflects consistent performance in team management, conducting business strategies and regional business development. In her previous experience to Banco Bradesco, she held managerial roles in branches and client portfolios, expanding her systemic vision of the financial market.

Graduated in Law from Universidade de Ribeirão Preto (UNAERP), she holds an MBA in Business Management from Fundação Getúlio Vargas (FGV) and an Executive MBA in Business Administration with an emphasis on Banking, also from Fundação Getúlio Vargas (FGV). She complemented her training with an executive program, the Advanced Management Program (AMP) from IESE – University of Navarra.

VINÍCIUS PANARO

date of birth:	5.2.1985
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	321.279.048-26
nationality	Brazilian
election position held:	Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.6.2024

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since February 2024, with a solid trajectory of more than 23 years in the Bradesco Organization, where he began his career in December 2001 as an errand boy in the Department of General Accounting. Over the years, he has held strategic and leadership positions, consolidating his experience in the areas of Accounting and Controllership.

At Bradesco, he was promoted to Accounting Manager in 2013 and subsequently to Department Manager in 2017. In 2020, he took office in the Department of Controllership, being promoted to Executive Superintendent at the beginning of 2021. In 2023, he accumulated the interim responsibility by the Office of the Comptroller General until he was elected Officer in February 2024, and began to lead this area.

In addition to his work at Banco Bradesco, he holds relevant positions in companies of the group, as Officer of Banco Bradescard S.A., Banco Bradesco Financiamentos S.A., Banco Bradesco BBI S.A., Banco Digio S.A., Banco Losango S.A. - Banco Múltiplo, Bitz Instituição de Pagamento S.A., BF Promotora de Vendas Ltda., Ibi Corretora de Seguros Ltda., Kirton Bank S.A. - Banco Múltiplo, Quixaba Empreendimentos e Participações Ltda., Tempo Serviços Ltda., and is a member of the Board of Directors of Kunumi Serviços em Tecnologia da Informação S.A.

Graduated in Accounting Sciences from Universidade de Mogi das Cruzes (UMC), he holds an MBA in Controllership from the Foundation Institute of Accounting, Actuarial and Financial Research (FIPECAFI), in addition to specialization in Financial Market from ANBIMA and international executive training in the Program for Management Development (PMD) from IESE Business School – University of Navarra.

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✓	MEMBERS OF THE REGIONAL BOARD OF EXECUTIVE OFFICERS:

Term of Office: Up until the first Meeting of the Board of Directors, which is to be held after the 2028 Annual Shareholders’ Meeting. The term of office may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent members: No

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Regional Board of Executive Officers is involved in the convictions contained in items i, ii and iii above.

ALTAIR LUIZ GUARDA

date of birth:	4.25.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	580.065.169-87
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	4.5.2018

Main professional experiences during the last 5 years, highlighting positions and roles held:

Regional Officer of Banco Bradesco S.A., where he began his career in August 1986 as a Clerk Bank. Over the years, he has worked in all roles of the administrative career, reaching the position of Branch Manager in December 1998. He worked in four branches in Paraná and later in two branches in São Paulo. In February 2014, he became Regional Manager in the Penha-SP region, having also worked in the regions of Santo Amaro and Santa Cecília.

In April 2018, he was elected Regional Officer, initially in the North/Northeast Board, then passing through the Boards of Rio Grande do Sul and Santa Catarina. In February 2022 he took over the Southeast ABC/Litoral Board and is currently head of São Paulo Capital 2, and is currently in this position.

Graduated in Business Administration from Faculdade de Cascavel (FADEC). He holds an Executive MBA in Business Administration – Emphasis on Banking from Fundação Getúlio Vargas (FGV), in addition to completing the PGB Bradesco – Class 1 (2016) and the AMP – Advanced Management Program, both at the ISE Business School, in São Paulo.

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AMADEU EMILIO SUTER NETO

date of birth:	1.17.1965
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	056.897.388-75
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.4.2015

Main professional experiences during the last 5 years, highlighting positions and roles held:

Regional Officer of Banco Bradesco S.A., where he began his career in April 1985. In January 1995, he was promoted to the position of Branch Manager and, in January 2006, assumed the role of Regional Manager. In February 2015, he was elected Regional Officer, the position he has held since then.

Graduated in Business Administration from Faculdades Integradas de Ourinhos (FIO). He has a Postgraduation (“Lato Sensu”) in Strategic Business Management, specializing in Business Administration, also from Faculdades Integradas de Ourinhos (FIO). He also completed the Executive MBA in Business Administration – Emphasis on Banking from Fundação Getúlio Vargas (FGV). In addition, he participated in the PMD – Program for Management Development, conducted by IESE – University of Navarra, in São Paulo.

CÉSAR CABÚS BERENGUER SILVANY

date of birth:	12.18.1964
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	338.666.355-91
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2016

Main professional experiences during the last 5 years, highlighting positions and roles held:

Regional Officer of Banco Bradesco S.A., with broad experience in the banking sector, having started his career in September 1989 at Banco Econômico S.A., an institution later acquired by Banco Excel Econômico S.A. and, later, by Banco Bilbao Vizcaya Argentaria Brasil S.A., currently denominated Banco Alvorada S.A. In September 2003, he was transferred to Banco Bradesco S.A., where he was promoted to the position of Regional Manager in July 2004. In December 2016, he was elected Regional Officer, the position he has held since then. In addition, he worked as Deputy Officer of the Management Unit at Banco Alvorada S.A.

Graduated in Business Administration from Faculdade AIEC. He holds a Postgraduation in Banking Business from Fundação Getúlio Vargas (FGV/EAESP), in addition to completing the program “PGB Bradesco – Class 1 – 2016” from ISE Business School, in São Paulo, and PMD Bradesco – Program for Management Development from IESE – University of Navarra.

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DEBORAH D’AVILA PEREIRA CAMPANI SANTANA

date of birth:	1.27.1970
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	009.942.667-66
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	4.1.2019

Main professional experiences during the last 5 years, highlighting positions and roles held:

Regional Officer of Banco Bradesco S.A., responsible for several branches in the states of Rio de Janeiro and Espírito Santo. Executive with vast and solid trajectory in the financial market and successful transitions in Bamerindus, HSBC and finally, Bradesco. In April 2019, she was promoted to Regional Officer, a position she currently holds, where she manages billions in managed resources and an extensive team of professionals. Deborah led the complex merger of Rio de Janeiro and Rio de Janeiro/Espírito Santo Boards in 2023.

Graduated in Business Administration from Universidade Gama Filho (UGF). She has executive training focused on strategy and people such as the HSBC High Performance program – Retail Managers from the Institute of Education and Research (Insper) and the Bradesco Management Program – PGB (Class 3) from ISE Business School, in São Paulo. She also holds an MBA in Strategic Management of People from Fundação Getúlio Vargas (FGV) and the AMP – Advanced Management Program, from ISE – University of Navarra.

Additionally, she holds an MBA in Leadership, Innovation and Management 4.0 (EAD) from the Pontifícia Universidade Católica do Rio Grande do Sul (PUCRS), the LEADER ID specialization from ISE Business School and specialization “Women in Leadership” from MIT Professional Education.

EDMIR JOSÉ DOMINGUES

date of birth:	5.29.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	094.166.058-32
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	7.11.2016

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Regional Officer of Banco Bradesco S.A., where he began his career in October 1985. In December 2007, he was promoted to the position of Department Manager and, in June 2011, assumed the role of Executive Superintendent. In July 2016, he was elected Officer and, in January 2022, he became Regional Officer.

Previously, he integrated the Managing Board of the Fundação Bradesco.

Graduated in Economics from Universidade Presbiteriana Mackenzie, with an MBA in Economics of the Financial Sector from FEA USP. He has executive training through the Management Program of ISE Business School, an institution associated with the University of Navarra. He also holds an MBA in Agribusiness, in progress, from Escola Superior de Agricultura Luiz de Queiroz (ESALQ/USP).

HEBERCLEY MAGNO DOS SANTOS LIMA

date of birth:	5.1.1971
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	597.281.595-87
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.4.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:

Regional Officer of Banco Bradesco S.A. He began his career in 1990 at Banco Bamerindus, an institution later incorporated by Banco HSBC. In 2000, he started working at Banco BBV as Branch Manager. In 2003, he joined Banco Bradesco S.A., where he worked as Branch Manager until 2015, when he assumed the Regional Management of Feira de Santana, in Bahia. In 2017, he became Regional Manager in Vitória, Espirito Santo, and in 2019 he took over the Regional Management of São Paulo. In January 2021, he was promoted to Regional Officer in the Bahia Regional Board of Executive Officers, and is currently Regional Officer in the Northeast 2 Board of Executive Officers.

Graduated in Accounting Sciences from Faculdade Baiana de Ciências (FABAC). He holds an Executive MBA in Business and Banking Finance, with applied research on the profitability of banks during the Real Plan (1994–2002), at Faculdade de Tecnologia Empresarial (FTE). In addition, he has a postgraduation (“Lato Sensu”)/Executive MBA in Business Administration, with an Emphasis on Banking, from Fundação Getúlio Vargas (FGV).

JOSÉ ROBERTO GUZELA

date of birth:	2.7.1967
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	516.862.529-00
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	12.1.2016

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Regional Officer of Banco Bradesco S.A., position he has held since December 2016. With more than 40 years of experience in the banking sector, he began his career at the Organization in 1985 and built a solid career in operational, administrative and management areas, developing comprehensive competences in leadership, business relationship and conducting regional strategies. Throughout his professional career, he worked in several units in Paraná and São Paulo, reaching positions of increasing responsibility.

During his career at Bradesco, he held prominent roles as Branch Manager in Araucária, Maringá Center, Londrina Center, Monsenhor Celso and Nova Central, as well as Regional Manager in the Regional Management of Campinas West, Jundiaí and Lapa. His rise to the position of Regional Officer reflects his solid experience in team management, business development and strategic performance with the service networks.

Graduated in Accounting Sciences from Faculdade Estadual de Educação, Ciências e Letras de Paranavaí (FAFIPA), he has an MBA in Marketing from Unicesumar and another Executive MBA in Business Administration with an emphasis on Banking from Fundação Getúlio Vargas (FGV).

MARCELO MAGALHÃES

date of birth:	8.23.1969
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	789.977.049-15
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	1.27.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

Regional Officer of Banco Bradesco S.A. since January 2022, working in the Regional Board of Executive Officers of Rio Grande do Sul/SC. With a trajectory of more than three decades in the financial sector, he began his career in 1990 at Banco de Crédito Real de Minas Gerais S.A., incorporated by Bradesco in 2004. He has been in the Bradesco Organization since 1998, having developed his career in several business areas and regions of the country, especially in the retail segment and in the management of branches.

Throughout his career, he has held leadership positions in strategic units, including roles as Executive Superintendent of Bradesco Varejo, Regional Manager in multiple centers and Branch Manager in different states. His professional evolution includes experience in corporate areas, retail operations and regional business direction, evidencing extensive experience in management, business relationship and conducting high-performance teams.

Graduated in Accounting Sciences from Universidade do Vale do Itajaí (UNIVALI), he has a postgraduate degree in Banking Business from Fundação Getúlio Vargas (FGV). He complemented his training with executive programs, including the PMD Bradesco - Program for Management, from IESE - University of Navarra, as well as the PGB Bradesco - ISE Business School Program. He also took additional courses, such as Theater for Executives from Fundação Armando Alvares Penteado (FAAP) and holds an MBA in Corporate Finance from Fundação Getúlio Vargas (FGV).

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MARCOS ALBERTO WILLEMANN

date of birth:	5.7.1976
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	916.046.999-49
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.16.2022

Main professional experiences during the last 5 years, highlighting positions and roles held:

Regional Officer of Banco Bradesco S.A. since February 2022, he has worked in the leadership of Bradesco in the Northeast for more than two years, currently managing the Midwest. He has more than 30 years of experience in the financial sector, starting his career in 1996 at Kirton Bank S.A. – Banco Múltiplo (former HSBC Bank Brasil S.A.), where he developed a solid trajectory in positions of customer service, relationship and leadership. He joined Bradesco in 2016 as Regional Manager in Guarulhos-SP, later also was the first Regional Manager of Bradesco Digital, advancing to Executive Superintendent of Retail in 2020 in Commercial Management of Payroll-Deductible Loans, until reaching the current position of Regional Officer.

Throughout his career, he has held strategic roles in different regions of the country, with strong performance in commercial management, business expansion, team leadership and in conducting regional operations. In addition to his executive career, he has held relevant positions in the financial sector, including the chairmanship of the Board of Directors of the Association of Banks in the states of Goiás, Tocantins and Maranhão (ASBAN) since 2025, and the presidency of the Board of the Union of Banks of the States of Pernambuco, Alagoas, Paraíba and Rio Grande do Norte, where he has also been a representative before FENABAN, since 2022.

Graduated in Business Administration with a degree in Foreign Trade from Universidade Católica Dom Bosco (UCDB). He has executive training in Business and Administration from ISE Business School and completed the program “Digital Disruption: Digital Transformation Strategies” from the University of Cambridge Judge Business School. He complemented his training with the Junior Management Program of HSBC and holds an MBA in Business Management from Fundação Getúlio Vargas (FGV) and is completing his MBA in Agribusiness at USP/Esalq.

NELSON PASCHE JUNIOR

date of birth:	11.23.1978
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	283.380.338-98
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	2.16.2022

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Officer of Banco Bradesco S.A. since February 2022, working in the North Regional Board of Executive Officers. He has more than 28 years of experience in the financial sector, starting his career in 1998 at Banco Bradesco S.A. Throughout his career, he has developed a solid performance in several business fronts, including positions of customer service, account management, branch leadership and executive roles, working in several regions of the country, especially in the state of São Paulo and the Federal District.

Throughout his career, he has held strategic positions as Executive Manager, Regional Manager at Bradesco Varejo (Retail) and in Regional Management of Brasília Norte and Osasco, as well as the leadership of branches in different centers. His professional evolution reflects extensive experience in commercial management, customer relationships, team development and in conducting regional operations. He also has a complementary trajectory in incorporated institutions, such as Banco Alvorada S.A. (former Banco Bilbao Vizcaya Argentaria Brasil S.A.).

Graduated in Accounting Sciences from Universidade Padre Anchieta and he has an MBA in Banking Business from Fundação Getúlio Vargas (FGV). He complemented his training with the Bradesco Management Program - PGB Bradesco, promoted by ISE Business School – University of Navarra.

WELDER COELHO DE OLIVEIRA

date of birth:	9.22.1975
profession:	Banking Professional
CPF No. (Tax ID) or Passport No.:	845.087.526-91
nationality	Brazilian
election position held:	Regional Officer
date of election:	3.25.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	12.5.2024

Main professional experiences during the last 5 years, highlighting positions and roles held:

Regional Officer of Banco Bradesco S.A. since December 2024. With a career built over more than two decades in the Bradesco group, he has extensive experience in channel management, relationship with banking correspondents and business development, with strong performance in the Midwest and North regions of the country.

He began his career in December 1999 as a Clerk at the Gama Branch of Banco Bradesco S.A. In March 2004, he was promoted to Executive Sub-Manager A in the Midwest Regional Board of Executive Officers, where he worked in the management of branches and in the support of the customer service network. In 2007, he joined Banco Postal as Regional Sub-Manager C, being promoted to Chief Executive Manager in 2010. In 2014, he assumed the position of Sub-Manager of the Department at Bradesco Expresso, conducting the network of Bradesco Expresso Correspondents commercially, and over the years he held several leadership positions, including Department Manager and Executive Manager, until he was promoted to Senior Business Superintendent in July 2024 and later was elected Regional Officer.

Graduated in Accounting Sciences from Universidade de Brasília (UNB), with an MBA in Corporate Management from Fundação Getúlio Vargas (FGV). He complemented his training with international executive programs, such as the Program for Management Development (PMD) from IESE Business School, the Digital Transformation Strategies course from the University of Cambridge and the MBA International Executive in Leadership and Management (ESMT) from Saint Paul. He is currently studying in an MBA in Agribusiness from the Universidade de São Paulo (USP/Esalq) with the completion forecast for November 2026.

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✓	MEMBERS OF THE FISCAL COUNCIL:

Term of Office: Up until the 2027 Annual Shareholders’ Meeting

Elected by the controller: Yes

Independent members: Yes

Description of any of the following events that have occurred during the last 5 years:

i.	criminal conviction;
ii.	conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied;
iii.	conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity.

None of the members of the Fiscal Council is involved in the convictions contained in items i, ii and iii above.

JOSÉ MARIA SOARES NUNES

date of birth:	4.11.1958
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	001.666.878-20
nationality	Brazilian
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2014

Main professional experiences during the last 5 years, highlighting positions and roles held:

Effective member of the Fiscal Council of Banco Bradesco S.A., a role exercised since March 2014, acting as coordinator of the agency since 2022. In the exercise of his position, he contributes significantly to the governance, fiscal supervision and institutional soundness of the Bank. Throughout his career, he also accumulated experiences in audit committees of companies and entities, such as Cielo S.A., Companhia Brasileira de Soluções e Serviços, Fidelity Processadora e Serviços S.A., Top Clube Bradesco and Fundação Bradesco.

He joined Banco Bradesco S.A. in June 1982, where he built a solid and upward trajectory. In September 1998, he was promoted to Executive Superintendent of the Audit Committee Department, remaining in office until 2000. Between September 2000 and August 2002, he worked as Officer of Banco BCN S.A., during the acquisition process of the institution by Bradesco, expanding his experience in governance and financial structuring issues.

In August 2002, he assumed the position of Department Officer of the Department of Operational Control (current Department of Business Operations), an area created with a focus on segregation between negotiation and control, mitigation of operational risks and strategic support to Treasury and risk management. In December 2009, he returned to the Audit Committee Department (Corporate and Fiscal) as Department Officer, a position he held until June 2012, being responsible for tax, corporate, compliance and tax litigation issues. Graduated in Accounting Sciences and holds an MBA in Finance from IBMEC.

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MARCOS APARECIDO GALENDE

date of birth:	5.9.1967
profession:	Accountant
CPF No. (Tax ID) or Passport No.:	089.419.738-05
nationality	Brazilian
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2025

Main professional experiences during the last 5 years, highlighting positions and roles held:

Alternate Member of the Fiscal Council of Banco Bradesco S.A., position for which he was elected in March 2025. He also works as an Effective Member of the Fiscal Council of Bradespar S.A. and Bradseg Participações S.A., as well as a Full Member of the Fiscal Council of Cielo S.A. – Instituição de Pagamento. He is an Alternate Member of the Fiscal Council of Elo Participações Ltda. and Elo Serviços S.A., consolidating his experience in governance and oversight bodies of relevant financial market institutions.

He joined Banco Bradesco S.A. in April 1983, developing a solid and ascending career over four decades. In February 2008, he was promoted to Executive Superintendent; in August 2010, he was elected Officer; and in June 2011, he assumed the position of Department Officer, a position he held until November 2023, when he resigned. His executive trajectory was marked by strategic performance and leadership, contributing to the management and institutional strengthening of the Bank.

In addition to his executive career, he has accumulated extensive experience in boards and entities, having been a Member of the Managing Board of the Fundação Bradesco, Chairman of the Fiscal Council of Instituto Kirton Solidariedade and Effective Member of the Fiscal Council of several organizations, such as BBC Processadora S.A., Aquarius Participações S.A. and Top Clube Bradesco.

Graduated in Economic Sciences and Accounting Sciences, with robust executive training, including MBAs in Finance and Controllership, as well as advanced programs at Fundação Dom Cabral and the IESE Business School, evidencing technical profile and strong adherence to the best practices of Corporate Governance.

JOAQUIM CAXIAS ROMÃO

date of birth:	8.25.1960
profession:	Lawyer
CPF No. (Tax ID) or Passport No.:	010.264.668-65
nationality	Brazilian
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2022

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Effective Member of the Fiscal Council of Banco Bradesco S.A., position he has held since March 2022, also working as Effective Member of the Fiscal Council of Bradespar S.A. He has more than 30 years of experience in tax, fiscal and accounting areas, with strong experience in risk management, governance and internal controls, especially in the context of large financial organizations.

He began his professional career at Ernst & Whinney (now Ernst & Young), where he worked as external auditor of national, multinational and financial institutions, focusing on the accounting, tax and legal-tax areas. This initial experience was fundamental to the development of his technical vision on risks and compliance. In February 1999, he joined Banco Bradesco S.A., becoming part of the Audit Committee Department, where he built a prominent career over more than two decades.

At Bradesco, he was promoted in September 2017 to the position of Executive Superintendent of the Audit Committee Department, a role he held until March 2021. During this period, he was responsible for managing the federal tax litigation of Bradesco Organization companies, evaluating risks, impacts on accounting provisions and providing subsidies to the Risk Management area. His performance was marked by the improvement of internal controls and the development of systems to mitigate failures in the measurement of values and losses. He holds a bachelor’s degree in Accounting and a Bachelor’s degree in Law, with an MBA in Controllership (USP/FIPECAFI) and executive training from ISE Business School.

JOAQUIM KIYOSHI KAVAKAMA

date of birth:	8.31.1958
profession:	Engineer
CPF No. (Tax ID) or Passport No.:	013.782.508-00
nationality	Brazilian
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2026

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Main professional experiences during the last 5 years, highlighting positions and roles held:

Alternate Member of the Fiscal Council of Banco Bradesco S.A., Joaquim began his career at Itautec Informática, where he worked for more than a decade, building a solid technical base in hardware, software, firmware and networks, as well as performing pre- and post-sales strategic functions. Later, he joined NCR Brasil (former AT&T Global Information Solutions), initially as an Account Consultant and then as a Professional Services Officer, conducting the restructuring of the area with a focus on consulting, high-complexity projects and integrated solutions for the banking and retail sectors.

Between 1997 and 2002, he held the positions of COO and CEO of GTech Brasil, being a protagonist in the implementation of the online lottery system of Caixa Econômica Federal — one of the largest technological projects in the country at the time. During this period, he also led the implementation of corporate systems, such as SAP and CRM, and actively contributed to the creation of the Banking Correspondent model. In 2002, he joined CIP – Interbank Chamber of Payments like the CTO, taking responsibility for the implementation of critical systems of the Brazilian Payment System, such as TED (express wire transfer), DOC (wire transfer) and bank payment slips, and becoming CEO in 2006.

Head of CIP until 2022, he led the consolidation of the institution as one of the main infrastructures of the national financial market, with significant revenue growth, transactional scale and strategic relevance, as well as strong institutional articulation with the Central Bank of Brazil and the sector entities. After the transition from CIP to Núclea, he became Senior Advisor, member of the Núclea Market Supervisory Board and, from 2026, as member of the Fiscal Councils of EloPar and Elo Serviços. He also coordinates the Interoperability Working Group of the Central Bank of Brazil, consolidating a trajectory of more than 40 years as a reference in governance, innovation, regulation and infrastructure of the financial system.

Graduated in Electrical Engineering, with emphasis on Electronics, from the Polytechnic School of USP and holds an MBA from FIA/USP, in partnership with the Universities of Vanderbilt, Cambridge and Lyon.

AVA COHN

date of birth:	10.2.1964
profession:	Business Administrator
CPF No. (Tax ID) or Passport No.:	090.196.928-10
nationality	Brazilian
election position held:	Effective Member of the Fiscal Council
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2021

Main professional experiences during the last 5 years, highlighting positions and roles held:

Effective Member of the Fiscal Council of Banco Bradesco S.A., position taken in May 2022, after having worked as an alternate member since March 2021. As a complement, since April 2024, she has been a Consultant Advisor of Instituto Revolver and, from August 2025, she has been working as a Member of the Fiscal Council of Fundação CPQD. Senior Executive, has more than 25 years of experience in the financial market, with strong performance in corporate governance, risks, liquidity and relationship with large investors, corporations and financial institutions.

Throughout her executive career, she held leadership positions in medium and large financial institutions, both national and foreign, such as Banco BMG, Banco Safra and Banco CCB Brazil. Her work was focused on funding and fundraising areas, with active participation in support of the financial board, treasury and Risk Committee, especially in cash flow control and in mitigating liquidity risk. She has extensive experience in crisis management, monitoring of operational processes with the back office, KYC and guidance of teams and branches on the importance of sustainable fundraising for maintaining adequate levels of liquidity.

With a strong interest in corporate governance, risks, innovation and ESG, she has continuously invested in executive training and to work on boards. Graduated in Business Administration from FGV/SP, with Executive MBA from INSPER, as well as several courses and certifications from IBGC, Saint Paul Escola de Negócios, INSPER, GoNew and international programs in Berlin, Barcelona, Tel Aviv and the United States. She is associated with IBEF, IBGC and Women Corporate Directors (WCD), having integrated Governance committees of Financial Institutions and Capital Markets of IBGC, consolidating a technical, strategic profile and aligned with best governance practices.

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VICENTE CARMO SANTO

date of birth:	4.5.1961
profession:	Business Administrator
CPF No. (Tax ID) or Passport No.:	011.316.688-55
nationality	Brazilian
election position held:	Alternate Member of the Fiscal Council
date of election:	3.10.2026
date that office was taken:
start date of the first term of office if the administrator has been serving consecutive terms of office	3.10.2023

Main professional experiences during the last 5 years, highlighting positions and roles held:

Alternate Member of the Fiscal Council of Banco Bradesco S.A., position to which he was elected in March 2026, after being an alternate member since March 2023. He has a solid track record in governance, risk management, liquidity and capital, also accumulating previous experiences as a Member of the Fiscal Council of Bradespar S.A. (2012 to 2020) and other entities linked to the Bradesco Group. Her performance is marked by a strong technical base, systemic vision and alignment to best regulatory and corporate governance practices.

He began his career in 1976 at Banco BCN S.A. an institution later incorporated by Banco Bradesco S.A. In 1999, he began to work in the newly created Risk Management Department, where he remained until 2001 as Department Manager, with strong performance in Market Risks, model development, daily calculation of VaR, exchange and interest exposures, stress tests, risk policies and analysis of impacts on the balance sheet and on the liquidity of the conglomerate. During this period, he maintained constant dialog with Treasury, Controllership, Accounting and other Group areas.

From the end of 2001, he joined the Department of Operational Control of Treasury and Fundraising (current Department of Business Operations), assuming strategic responsibilities related to asset and risk information management, R&L monitoring systems and exposure by trader, ALM and daily liquidity calculation. In December 2007, he was promoted to Executive Superintendent, a position he held until April 2020. Between 2013 and 2020, he worked in the Department of Planning, Budget and Control (Controllership), with emphasis on the projection and monitoring of the level of capital, together with the area of Risks, subsidizing decisions of the Executive Board of Directors and the Council. Graduated in Foreign Trade, holds an MBA in Project Management (FGV), international executive training from Wharton and IESE, and is a Member of the Fiscal Council Certified by IBGC, of which he is an associate member.

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7.4 – Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the risk committee, even if such committee or structure is not statutory

Audit Committee
Name	Date of Birth	Profession	CPF No.	Position	Date of Appointment	Date that office was taken	Term of office	Start date of the first term of office
Rogério Pedro Câmara	October 5, 1963	Board Member	063.415.178-90	Coordinator	February 4, 2026	April 24, 2026	Two (2) years	February 4, 2026
Amaro Luiz de Oliveira Gomes	April 25, 1963	Accountant	289.272.301-91	Financial Expert	February 25, 2026		Two (2) years	January 14, 2021
Antonio José da Barbara	December 21, 1968	Accountant	083.858.728-33	Member	February 20, 2025	May 5,2025	February 20, 2027	February 20, 2025

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Remuneration Committee
Name	Date of Birth	Profession	CPF No.	Position	Date of Appointment	Date that office was taken	Term of office	Start date of the first term of office
Alexandre da Silva Glüher	August 14, 1960	Board Member	282.548.640-04	Coordinator	March 25, 2026	March 25, 2026	Until the 1st meeting of the Board of Directors to be held after Annual Shareholders’ Meeting of 2028	February 25, 2021
Mauricio Machado de Minas	July 1, 1959	Board Member	044.470.098-62	Member				February 25, 2021
Fabio Augusto Iwasaki	June 3, 1976	Banking Professional	022.058.549-09	Non-manager member				January 2, 2020

Risk Committee

Name	Date of Birth	Profession	CPF No.	Position	Date of Appointment	Term of office	Start date of the first term of office
Maurício Machado de Minas	July 1, 1959	Board Member	044.470.098-62	Member, acting as Coordinator	March 21, 2024	Not stated	April 20, 2020
Paulo Roberto Simões da Cunha	May 27, 1950	Board Member	567.047.048-68	Member	March 21, 2024		March 17, 2022
Rogério Pedro Câmara	October 4, 1965	Board Member	112.946.628-05		March 25, 2026		March 25, 2026

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7.5 – Inform about the existence of a marital relationship, stable union or kinship up to the second degree related to:

a)	issuer’s managers:

Ms. Denise Aguiar Alvarez is the sister of Mr. Rubens Aguiar Alvarez; they are both Members of the Board of Directors.

b)	(i) issuer’s managers and (ii) subsidiaries’ managers, directly or indirectly bound to the issuer:

None.

c)	(i) issuer’s managers and the managers of their directly or indirectly held subsidiaries and (ii) issuer’s direct or indirect controllers:

None.

d)	(i) issuer’s managers and (ii) managers of the issuer’s direct or indirect controllers:

None.

7.6 – Inform about subordination, service provision or control relationships maintained in the last three fiscal years between the issuer’s managers and:

a)	company controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, a share equal to or greater than ninety-nine percent (99%) of the share capital:

According to the criteria adopted by Bradesco, wholly-owned subsidiaries are those companies considered as listed in the Corporate Organization Chart, available on the Bradesco IR website / Corporate Governance Section / Shareholding Structure (https://api.mziq.com/mzfilemanager/v2/d/80f2e993-0a30-421a-9470-a4d5c8ad5e9f/2680b488-382b-efd7-5aa9-60d294eded3e?origin=2). Such companies, although Bradesco does not hold the entire share capital, in practice, are managed as wholly owned subsidiaries, by the following characteristics:

•	They are business corporations of a private limited partnership;
•	They have a minority interest of less than 1%; and
•	The Organization elects all members of Management.

b)	direct or indirect controlling company of the issuer:
1.	Outside members of the Board of Directors
LUIZ CARLOS TRABUCO CAPPI	2023	2024	2025
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Chairman of the Board of Directors	Chairman of the Board of Directors	Chairman of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Chief Executive Officer	Chief Executive Officer	Chief Executive Officer

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ALEXANDRE DA SILVA GLÜHER	2023	2024	2025
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Vice-Chairman of the Board of Directors and Vice-President	Vice-Chairman of the Board of Directors and Vice-President
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Vice-Chairman of the Managing Board and Vice-President	Vice-Chairman of the Managing Board and Vice-President
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Member of the Board of Directors	Vice-Chairman of the Board of Directors	Vice-Chairman of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Vice-President	Vice-President

DENISE AGUIAR ALVAREZ	2023	2024	2025
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Deputy Officer	Member of the Managing Board and Officer	Member of the Managing Board and Officer

MAURICIO MACHADO DE MINAS	2023	2024	2025
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Officer	Member of the Managing Board and Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

RUBENS AGUIAR ALVAREZ	2023	2024	2025
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer

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Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Deputy Officer	Member of the Managing Board and Officer	Member of the Managing Board and Officer

ROGÉRIO PEDRO CÂMARA	2023	2024	2025
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board and Officer	Member of the Managing Board and Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President	Member of the Board of Directors	Member of the Board of Directors
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

2.	Members of the Board of Executive Officers
MARCELO DE ARAUJO NORONHA	2023	2024	2025
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Officer	Member of the Managing Board and Officer
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President	Chief Executive Officer	Chief Executive Officer
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

CASSIANO RICARDO SCARPELLI	2023	2024	2025
BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller	Member of the Board of Directors	Member of the Board of Directors	Member of the Board of Directors
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board and Managing Officer	Member of the Managing Board and Managing Officer	Member of the Managing Board
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	Vice-President	Vice-President	Vice-President

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Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	Officer	Officer	Officer

JOSÉ RAMOS ROCHA NETO	2023	2024	2025
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board	Member of the Managing Board
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	-	Officer	Officer

GUILHERME MULLER LEAL	2023	2024	2025
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board	Member of the Managing Board
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	-	Officer	Officer

BRUNO D’AVILA MELO BOETGER	2023	2024	2025
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board	Member of the Managing Board
Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller	-	Officer	Officer

Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	2023	2024	2025
ROBERTO DE JESUS PARIS	Members of the Managing Board
FERNANDO FREIBERGER
JOSÉ AUGUSTO RAMALHO MIRANDA
RENATA GEISER MANTARRO
ALEXANDRE PANICO
CARLOS HENRIQUE VILLELA PEDRAS

OSWALDO TADEU FERNANDES	2023	2024	2025
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	-	Member of the Managing Board	Member of the Managing Board

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3.	Officers
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	2023	2024	2025
ALEXANDRE CESAR PINHEIRO QUERCIA	Members of the Managing Board
ANDRÉ FERREIRA GOMES
FERNANDO HONORATO BARBOSA
JEFERSON RICARDO GARCIA HONORATO
JOSÉ LEANDRO BORGES
JULIO CARDOSO PAIXÃO
LEANDRO JOSÉ DINIZ
MANOEL GUEDES DE ARAUJO NETO
NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR
ROBERTO FRANÇA
ROMERO GOMES DE ALBUQUERQUE
RUBIA BECKER
RUY CELSO ROSA FILHO

NILTON PEREIRA DOS SANTOS JÚNIOR	2023	2024	2025
Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller	Member of the Managing Board	Member of the Managing Board	-

ANDRÉ COSTA CARVALHO	2023	2024	2025
NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller	-	Deputy Officer	Deputy Officer

c)    if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary, or controlling or subsidiaries of any of these people:

None.

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7.7 – Describe the provisions of any agreements, including insurance policies, which provide for the payment or reimbursement of expenses incurred by directors, arising from the repair of damages caused to third parties or to the issuer, of penalties imposed by state agents, or agreements with the aim of terminating administrative or judicial proceedings, by virtue of the exercise of their duties

The managers and other representatives of Bradesco have two mechanisms of property protection, namely: (a) the General Civil Liability Insurance of Management (Insurance “Directors & Officers” – D&O), and/or (b) the Indemnity Contracts whose possibility of accession was approved at the Special and Annual Shareholders’ Meeting of March 10, 2022.

The purpose of the D&O Insurance is to guarantee worldwide to its managers the payment and/or reimbursement of expenses incurred by unlawful acts committed in the exercise of its management duties and that result in claims for damages or legal claims, whether arising from third parties, or from third party individuals, or from the use of the insurance services of the company, legal entities or governmental bodies that, supposedly, feel harmed by acts practiced by the policyholders.

It should be noted that the policies do not cover: (i) claims filed against policyholders when they are committed with deceit, fraud or bad faith by the manager; (ii) claims in countries blocked by economic sanctions; and (iii) environmental damage in the USA.

Policyholder means any natural person who has been, is or will be, as the case may be, a member of the Board of Directors, the Board of Executive Officers, the Fiscal Council or any other statutory body or body created by Bradesco's contract or bylaws or its controlled companies and/or subsidiaries, or any employee who has management authority and/or representation before third parties or whose position implies in the representation of fact or law of the company to third parties.

For the period from November 20, 2024 to November 20, 2025, the contracted coverage was US$185 million and the total premium was US$9.05 million. The D&O Insurance was renewed for the period from November 20, 2025 to November 20, 2026, with contracted coverage of US$185 million and the premium paid of US$7.122 million.

Without prejudice to purchasing the D&O, Bradesco may sign contracts of indemnities in favor of (i) members of the Board of Directors, of the Board of Executive Officers, of the Fiscal Council and of the advisory committees of Bradesco or of its subsidiaries, (ii) employees who exercise the role or position of management in the Company or its subsidiaries and (iii) people, employees or otherwise, who have been appointed by Bradesco to hold positions, whether statutory or not, in entities in which the Company participates as a member, associate or sponsor (jointly or separately “Beneficiaries”), in order to pay for expenses, indemnities and other amounts incurred by them in connection with claims, inquiries, investigations, proceedings and arbitration, judicial or administrative proceedings, in Brazil or abroad, involving acts by the Beneficiaries in the regular exercise of their duties or authority, established by Bradesco.

Bradesco considers fundamental the existence of property protection mechanisms of Policyholders/Beneficiaries, as a way of attracting and retaining qualified employees due to the importance of the work they develop and the circumstances that may lead to loss or losses arising from the regular exercise of their duties, in order to guarantee the conditions to exercise them with serenity and safety.

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7.8 – Other relevant information

1)         Information pertaining to appointing the Bradesco’s Ombudsman

MARCOS DANIEL BOLL
date of birth:	4.11.1972
Profession	Banking Professional
CPF No. (Tax ID)	829.357.189-68
Date of designation	3.25.2026
Date that office was taken
Term of Office	Up until the first Meeting of the Board of Directors, which is to be held after the 2028 Annual Shareholders’ Meeting.
Position	Officer

2)         Frequency in meetings

Board of Directors

In 2025, forty (40) meetings were held, between common and special meetings, and the general average participation of the board members was ninety-one percent (91%).

Fiscal Council

In 2025, the Body held eighty-seven (87) meetings, between common and special meetings, and the general average participation of the board members was a hundred percent (100%).

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3)           Information on the members of the Board of Executive Officers, Board and Regional Board of Executive Officers, Messrs. (Mmes.) Marcelo de Araújo Noronha, Cassiano Ricardo Scarpelli, José Ramos Rocha Neto, Guilherme Muller Leal, Bruno D’Avila Melo Boetger, Roberto de Jesus Paris, Oswaldo Tadeu Fernandes, Juliano Ribeiro Marcílio, André Luis Duarte de Oliveira, Cintia Scovine Barcelos de Souza, Fernando Freiberger, José Augusto Ramalho Miranda, Marcos Valério Tescarolo, Renata Geiser Mantarro, Vinicius Urias Favarão, Silvana Rosa Machado, Tulio Xavier de Oliveira, Francesco Di Marcello, Júlio César Bueno, Alexandre Panico, Carlos Henrique Villela Pedra, Afranio Carlos Camargo Dantzger Alessandro Zampieri, Alex de Brito Bonifacio, Alexandre Cesar Pinheiro Quercia, Ana Luisa Rodela Blanco, André Costa Carvalho, André Ferreira Gomes, Antonio Campanha Junior, Bráulio Miranda Oliveira, Bruno Funchal, Bruno Rosa Cardoso, Clayton Neves Xavier, Cristiano Adjuto e Campos, Cristina Coelho de Abreu Pinna, Daniela Pinheiro de Castro, Danilo Luis Damasceno, Fábio Monteiro Chehab, Fábio Suzigan Dragone, Fernando Honorato Barbosa, Fernando Julião de Souza Amaral, Francisco Armando Aranda, Francisco Henrique França Fernandes, Henrique Leme Pinto Lima, Jeferson Ricardo Garcia Honorato, José Leandro Borges, Juliana Laham, Júlio Cardoso Paixão, Júlio Cesar de Almeida Guedes, Leandro José Diniz, Leandro Karam Correa Leite, Leandro Marçal Araújo, Letícia Cardelli Buso Gomes, Lucas Nogueira e Nogueira, Luis Claudio de Freitas Coelho Pereira, Luiz Philipe Roxo Biolchini, Manoel Guedes de Araujo Neto, Marcelo Souza Ramos, Márcio Renato Ribeiro Silva, Marco Aurélio Galicioli, Marcos Alexandre Pina Cavagnoli, Marcos Daniel Boll, Marina Bauab Carvalho Werebe, Marina Claudia González Martin de Carvalho, Marina Gravina Veasey, Mateus Pagotto Yoshida, Nairo José Martinelli Vidal Júnior, Patrícia Kessler de Assumpção, Patrícia Soares Martil, Rafael Forte Araújo Cavalcanti, Rafael Padilha de Lima Costa, Régis Eduardo Prenhaca Carreira, Renato Camargo Nascimento Junior, Ricardo Barbieri de Andrade, Ricardo Eleutério da Silva, Roberto França, Romero Gomes de Albuquerque, Rubia Becker, Ruy Celso Rosa Filho, Soraya Bahde, Telma Maria dos Santos Calura, Vinícius Panaro, Altair Luiz Guarda, Amadeu Emilio Suter Neto, César Cabús Berenguer Silvany, Deborah D’Avila Pereira Campani Santana, Edmir José Domingues, Hebercley Magno dos Santos Lima, José Roberto Guzela, Marcelo Magalhães, Marcos Alberto Willemann, Nelson Pasche Junior, Welder Coelho de Oliveira, Nilton Pereira dos Santos Junior and Rogério Huffenbaecher, re-elected/elected at the Board of Directors Meeting held on March 25, 2026. Once the members are approved by the Central Bank of Brazil and take office, we will resubmit this form.

4)           Information about the member of the Board, Mr. Cristiano Gomes de Moura, elected at the Meeting of the Board of Directors held on April 29, 2026. As soon as the member is approved by the Central Bank of Brazil and takes office, we will resubmit this form.

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8. Management remuneration

8.1 – Description of the policy or compensation practice, including the non-statutory board

a)	Objectives of remuneration policy or practice informing if the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the world computer network where the document can be consulted

In 2012, Bradesco amended its Remuneration Policy for Managers, approved by the Board of Directors at the Special Meeting of February 6, 2012, in order to reflect the objectives established by Resolution No. 3,921/10 and later updated with CMN Resolution No. 5,177/24, and the last update was approved by the Board of Directors on June 5, 2025.

The policy has as basic guidelines:

•	ensure the establishment of the compensation practice to all management of the Organization, which includes members of the Board of Directors and of the Board of Executive Officers at their various hierarchical levels;
•	ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on (i) the responsibilities of management, considering the different positions they hold and the roles they perform, ensuring that the Internal Control, Risk Management and Global Internal Audit areas have their objectives defined in the accomplishment of their own roles; (ii) time dedicated to their functions; (iii) competence and professional reputation, in view of their experience and qualification; and (iv) the value of their services in the market;
•	providing alignment between compensation practices for the management and the Organization’s interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
•	ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, encouraging healthy and ethical behaviors, adopting criteria that prevent any form of discrimination, in particular those based on sexual orientation, gender identity, ethnicity, race, color, age, religion, socioeconomic class, among others, and not encouraging behaviors that raise risk exposure above the levels considered prudent in the adopted short, medium and long-term strategies.

Furthermore, its purpose is to ensure that the practices adopted comply with CMN Resolution No. 5,177/24 and other applicable legislation.

The Remuneration Policy is available on: https://www.bradescori.com.br/en/ > Bradesco > Corporate Governance > Corporate Bylaws, Policies, Guidelines and Indemnity Agreements > Policies and Guidelines.

b)    practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

i.	The issuer’s bodies and committees that participate in the decision-making process, identifying how they participate

The Remuneration Committee, a body subordinate to the Board of Directors:

(i)	works jointly with the Risk Committee to evaluate the incentives created by the remuneration policy of management and submits to the Board of Directors the recommendations on changes in compensation, as well as periodically reviewing the remuneration policy of management, ensuring that the practices adopted are aligned with prudent risk management, the sustainability of the Organization and the long-term interests of shareholders, also considering market practices and future, internal and external scenarios that may impact the Organization;

(ii)	submit to the Board of Directors the overall amount of the management remuneration to be approved at the Annual Shareholders’ Meeting; and

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(iii)	submits to the Board of Directors the payment of variable management remuneration, limited to the overall amount approved.

The Board of Directors is responsible for evaluating and deliberating on the proposals submitted by the Remuneration Committee.

ii.	criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies:

Our Management Remuneration policy has as guidelines:

(i)	to ensure the establishment of compensation practice for all managers of the Organization, which includes the members of the Board of Directors and of the Board of Executive Officers at the various hierarchical levels;
(ii)	to ensure that the practice of compensation is in conformity with the legislation, rules and regulations that govern the matter, based on: (i) the responsibilities of the managers, considering the different positions they occupy and the functions they perform; (ii) the time devoted to their duties; (iii) the professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;
(iii)	to promote the alignment between the compensation practices of the managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and
(iv)	to ensure that the compensation practice is related to objectives that seek the appreciation of the Organization, encouraging healthy and ethical behaviors, adopting criteria that prevent any form of discrimination, in particular those based on sexual orientation, gender identity, ethnicity, race, color, age, religion, socioeconomic class, among others, and not encouraging behaviors that raise exposure.
iii.	how often and how the board of directors assesses the adequacy of the issuer’s remuneration policy.

The Management Remuneration policy is revised and adjusted at least once a year.

c)	Composition of compensation, indicating:
i.	description of the various elements that make up the compensation, including, for each of them:
•	its objectives and alignment with the issuer’s short, medium and long-term interests
a)	Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors, Chief Executive Officer and other Officers, limited to the annual amount approved by the Annual Shareholders’ Meeting, is substantiated in:

i.       Fixed Compensation, represented by fixed monthly fees for the duration of their term of office, with the aim of alignment in the short term;

ii.       Long-term Fixed Compensation, represented by monthly fixed fees, intended as an incentive to the acquisition of shares and investment in a fixed income investment fund with the objective of ensuring the commitment of management to the present and future development of the Company's activities, that is, their performance with a focus on the continuity of business and the creation of long-term value;

iii.       Variable Compensation, represented by amounts paid in cash and shares, based on the criteria of goals and performance indicators.

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Also, annually, it is submitted to the approval of the Shareholders’ Meeting proposal of funds to fund the pension plan of the Management, whose values are highlighted in item 8.2, as post-employment benefits and whose objective is aligned with the Long-Term Fixed Compensation.

b)	Fiscal Council

The compensation of the members of the Fiscal Council is composed of monthly fixed values and is established by the Shareholders’ Meeting that elects them.

c)	Audit Committee

The compensation of the members of the Audit Committee is composed of monthly fixed values and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit. The participation of members of the Board of Directors in the Committee shall not result in the payment of any additional compensation for the exercise of their activities in the said Committee.

d)	Remuneration Committee

As determined by Resolution No. 5,177/24, the Remuneration Committee shall have one (1) non-management member. Thus, the compensation of the non-management member when not an employee of the Organization is defined by the Board of Directors, taking into account the market practices and the competences of the individual to carry out the activities related to the position.

When the non-management member is an employee of the Organization, they shall not receive compensation for the exercise as member of the Remuneration Committee.

The other members of the Remuneration Committee, as provided for in the Bylaws, are chosen from among the members of the Board of Directors of the Organization itself and do not receive compensation for exercising the role in the Remuneration Committee.

e)	Other Committees

The members of the other committees are compensated only for the duties they perform in the management bodies or executive areas in which they act in the Bradesco Organization. No Manager of Bradesco Organization is compensated for duties that they perform in the referred committees.

The structure of the Organization’s compensation seeks to promote the alignment of incentives between the institution, its managers and shareholders, considering distinct horizons of short, medium and long terms.

In the short term, fixed compensation ensures predictability and stability. In the short and medium term, variable compensation contributes to a performance oriented to the consistency of the results of the Organization.

The payment of the variable compensation will be made upon receipt of fifty percent (50%) in cash and fifty percent (50%) destined to the acquisition of preferred shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company that is a member of the control group of Bradesco), which shall be recorded and will be unavailable (“Restricted Shares”), becoming available in three (3) equal, annual and successive installments.

Restricted Shares held by the Management may be affected by clawback mechanisms in case of a significant reduction in Bradesco’s recurring profit or negative financing income. From these hypotheses, situations arising from extraordinary, unpredictable and external events, which also affect other financial institutions and which are not related to actions or omissions of management are excluded. In this case, the Remuneration Committee may decide to apply the clawback in order to protect the financial interests of the Bradesco Organization.

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The long-term fixed compensation, in turn, seeks to stimulate a performance aligned with the generation of value responsibly, considering not only the short-term results, but also the consistency and longevity of the results in the long term.

In consonance with the best practices of compensation and governance, Bradesco has a Variable Remuneration Recovery Policy, approved by the Board of Directors, which establishes guidelines for the refund of values granted or paid improperly. This policy aims to ensure compliance with legislation and regulatory standards, as well as to protect the Organization, allowing the recovery of wrongly paid amounts, due to errors, accounting adjustments or other situations provided for in the internal standard. The Policy is available on https://www.bradescori.com.br/ > Bradesco > Corporate Governance > Corporate Bylaws, Policies, Guidelines and Indemnity Agreement > Policies and Guidelines.

•	proportion in total compensation in the last 3 fiscal years

Fiscal Year ended in December 31, 2025	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	49.81%	48.62%	1.57%	100.00%
Board of Executive Officers	72.23%	23.16%	4.61%	100.00%
Fiscal Council	100.00%	0.0%	0.0%	100.00%
Audit Committee	100.00%	0.0%	0.0%	100.00%

Fiscal Year ended in December 31, 2024	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	49.48%	49.07%	1.45%	100.00%
Board of Executive Officers	25.37%	27.14%	47.49%	100.00%
Fiscal Council	100.00%	0.0%	0.0%	100.00%
Audit Committee	100.00%	0.0%	0.0%	100.00%

Fiscal Year ended in December 31, 2023	Annual Fixed Compensation	Variable Compensation	Post-Employment Benefit (1)	Total
Board of Directors	42.46%	56.23%	1.31%	100.0%
Board of Executive Officers	25.98%	24.55%	49.46%	100.0%
Fiscal Council	100.00%	0.0%	0.0%	100.0%
Audit Committee	100.00%	0.0%	0.0%	100.0%
(1)	The amounts corresponding to post-employment benefits are related to the Managers’ pension plan.

•	methodology for calculating and adjusting

Overall Amount: includes the total compensation (fixed compensations, variable compensation and post-employment benefit).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

•	current and potential risks, as defined in current regulations;
•	the overall result of the institution, in particular the recurring profit realized;
•	the performance of the institution as a whole;
•	the capacity to generate cash flows of the institution;
•	the economic environment in which the institution is inserted and its trends; and

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•	sustainable long-term financial bases and adjustments in future payments according to the risks assumed, capital cost fluctuations and liquidity projections.

Board of Directors and Board of Executive Officers

•	Fixed Compensation: the value is established according to the role exercised, observing criteria of internal equity between positions and responsibilities, as well as market practices.
•	Long-term Fixed Compensation: the amount is paid as an incentive for the acquisition of shares, which may include shares issued by BBD Participações S.A. (member of the Bradesco control group), classified as Restricted Shares. Part of the compensation may be intended for investment in a fixed income fund.
•	Variable Compensation: the payment of the variable compensation will be of fifty percent (50%) in cash, with immediate liquidity, and of fifty percent (50%) allocated for the acquisition of shares. Shares to be acquired may include PN shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. The Restricted Shares acquired will be recorded and unavailable, and will be made available in three (3) equal installments, with annual and successive maturities. The first installment will be released after the twelve (12) months elapsed from the date of acquisition of the shares. The subsequent installments will be released, respectively, at the end of twenty-four (24) and thirty-six (36) months, so that all restricted shares will be made fully available at the end of the three (3) year period.

Fiscal Council

•	Fixed Compensation: the amount paid may not be less than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, not computed, in accordance with the current legislation, benefits, representation funds and profit participation, on any grounds.

Audit Committee

•	Fixed Compensation: the amount is paid monthly, and the process of calculation and readjustment of the compensation of the Audit Committee begins within the Remuneration Committee. The Board of Directors, in turn, evaluates the recommendations submitted by the Remuneration Committee, and defines the compensation value of each member of the Audit Committee. Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.
•	key performance indicators are taken into account, including, where appropriate, indicators linked to ESG

Board of Directors

The fixed compensation allocated to the members of the Board of Directors is not linked to performance indicators. For the variable compensation portion, this is structured to ensure alignment with the creation of value in the long term, considering the consolidated result of the Organization, measured by the accumulated net income.

Board of Executive Officers

The fixed compensation of management is not linked to performance indicators. For the variable compensation portion, this is determined based on individual assessment, which considers both the achievement of the specific goals of the area and the overall result of the Organization, measured by the net accumulated income.

The individual performance of management, as well as their respective areas, is accompanied by a formal evaluation process, following the requirements of Resolution No. 5,177/24.

For the evaluation process, at least the following concepts are considered:

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Individual evaluation:

a)	individual performance;
b)	the performance of the business unit in which they work;
c)	performance of the institution as a whole; and
d)	the relationship between the performances referred to in points "a", "b" and "c" and the risks assumed.

Evaluation of the areas:

a)	main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;
b)	actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;
c)	actions focused on risk management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);
d)	actions focused on customer service: are criteria that assess the results/levels of satisfaction of internal and/or external clients; and
e)	actions directed to environmental aspects: are indicators that assess the degree of compliance with the Corporate Sustainability Strategy, in conducting the objectives of the areas, when applicable, considering ESG aspects (Environmental, including Climate Change, Social and Governance) and performance in the main Sustainability Indexes and Ratings.

The performance assessment of the officers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions and not specifically on the overall performance of the Organization. The Internal Control, Risk Management, Global Internal Audit, and Corporate Risk Management are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

ii.     reasons that justify the composition of compensation

The compensation structure of management is in line with the guidelines established in the management remuneration policy, elaborated and revised in accordance with CMN Resolution No. 5,177/24 and other applicable laws.

In addition, the composition of compensation is based on the management’s alignment with the short-, medium- and long-term results and risks, as well as them being justified as a means to retain knowledgeable and high-quality Managers in the Organization.

iii.    existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

d)	existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

The compensation of certain managers is borne by subsidiaries as indicated in sub-item 8.19.

e)	existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

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8.2 – Total compensation of the board of directors, statutory board of executive officers and fiscal council

Total compensation expected for the current Fiscal Year (2026) - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	97.00	10.00	118.00
Number of remunerated members	11.00	97.00	10.00	118.00
Fixed annual compensation	29,000,000.00	558,900,000.00	3,117,500.00	591,017,500.00
Salary or managerial role compensation	29,000,000.00	186,300,000.00	3,117,500.00	218,417,500.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	-	372,600,000.00	-	372,600,000.00
Description of other fixed compensation	-	Long-Term Fixed Compensation	-	-
Variable compensation	34,600,000.00	250,548,000.00	-	285,148,000.00
Bonus	34,600,000.00	250,548,000.00	-	285,148,000.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the total variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PN shares issued by Bradesco (PN Shares Bradesco) and/or shares issued by BBD Participações S.A. (BBD Shares, and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.		-	-
Post-employment	952,000.00	36,000,000.00	-	36,952,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14.		-	-
Compensation Total	64,552,000.00	845,448,000.00	3,117,500.00	913,117,500.00

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Total compensation for the Year Ended on December 31, 2025 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	92.50	10.00	113.50
Number of remunerated members	11.00	92.50	10.00	113.50
Fixed annual compensation	26,448,840.00	519,640,542.89	2,798,200.00	548,887,582.89
Salary or managerial role compensation	26,448,840.00	175,832,122.89	2,798,200.00	205,079,162.89
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other		343,808,420.00	-	343,808,420.00
Description of other fixed compensation	-	Long-Term Fixed Compensation	-	-
Variable compensation	25,819,200.00	166,643,640.00	-	192,462,840.00
Bonus	25,819,200.00	166,643,640.00	-	192,462,840.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the total variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PN shares issued by Bradesco (PN Shares Bradesco) and/or PNB shares issued by BBD Participações S.A. (BBD PNB Shares), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.		-	-
Post-employment	835,177.20	33,171,817.15	-	34,006,994.35
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14.		-	-
Compensation Total	53,103,217.20	719,456,000.04	2,798,200.00	775,357,417.24

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Total compensation for the Fiscal Year on December 31, 2024 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	84.17	9.83	105.00
Number of remunerated members	11.00	84.17	9.83	105.00
Fixed annual compensation	27,007,200.00	173,629,214.00	1,486,666.66	202,123,080.66
Salary or managerial role compensation	27,007,200.00	173,629,214.00	1,486,666.66	202,123,080.66
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other
Description of other fixed compensation	-	-	-	-
Variable compensation	26,782,800.00	185,682,594.00	-	212,465,394.00
Bonus	26,782,800.00	185,682,594.00	-	212,465,394.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the total variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PN shares issued by Bradesco (PN Shares Bradesco) and/or PNB shares issued by BBD Participações S.A. (BBD PNB Shares), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.		-	-
Post-employment	790,812.00	324,956,423.96	-	325,747,235.96
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14.		-	-
Compensation Total	54,580,812.00	684,268,231.96	1,486,666.66	740,335,710.62

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Total compensation for the Fiscal Year on December 31, 2023 - Annual Amounts
	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	88.75	9.50	109.25
Number of remunerated members	11.00	88.75	9.50	109.25
Fixed annual compensation	25,819,200.00	190,286,460.00	1,470,000.00	217,575,660.00
Salary or managerial role compensation	25,819,200.00	190,286,460.00	1,470,000.00	217,575,660.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Description of other fixed compensation	-	-	-	-
Variable compensation	34,190,800.00	179,805,348.00	-	213,996,148.00
Bonus	34,190,800.00	179,805,348.00	-	213,996,148.00
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	Of the total variable compensation, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PN shares issued by Bradesco (PN Shares Bradesco) and/or PNB shares issued by BBD Participações S.A. (BBD PNB Shares), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.		-	-
Post-employment	793,584.00	362,206,416.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 8.14.		-	-
Compensation Total	60,803,584.00	732,298,224.00	1,470,000.00	794,571,808.00

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8.3 – Variable compensation of the board of directors, statutory board of executive officers and fiscal council

Total compensation of the current fiscal year 2026 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	97.00	10.00	118.00
Number of remunerated members	11.00	97.00	10.00	118.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	17,300,000.00	125,274,000.00	-	142,574,000.00
Maximum amount predicted in the compensation plan	34,600,000.00	250,548,000.00	-	285,148,000.00
Amount effectively recognized in the results	34,600,000.00	250,548,000.00	-	285,148,000.00
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2025 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	92.50	10.00	113.50
Number of remunerated members	11.00	92.50	10.00	113.50
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	25,819,200.00	166,643,640.00	-	192,462,840.00
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

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Total compensation of the fiscal year 2024 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	84.17	9.83	105.00
Number of remunerated members	11.00	84.17	9.83	105.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	26,782,800.00	185,682,594.00	-	212,465,394.00
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2023 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	11.00	88.75	9.50	109.25
Number of remunerated members	11.00	88.75	9.50	109.25
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	34,190,800.00	179,805,348.00	-	213,996,148.00
Profit sharing	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

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8.4 – Compensation plan based on shares of the board of directors and the statutory board of executive officers

Bradesco has no compensation plan based on shares option for the Board of Directors and Board of Executive Officers.

In consonance with Resolution No. 5,177/24, the payment of the variable compensation will be of fifty percent (50%) in cash, with immediate liquidity, and of fifty percent (50%) destined for the acquisition of shares. Shares to be acquired may include PN shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. (member of the Bradesco control group). The Restricted Shares acquired will be recorded and unavailable, and will be made available in three (3) equal installments, with annual and successive maturities. The first installment will be released after the twelve (12) months elapsed from the date of acquisition of the shares. The subsequent installments will be released, respectively, at the end of twenty-four (24) and thirty-six (36) months, so that all restricted shares will be made fully available at the end of the three (3) year period.

8.5 – Share-based compensation in the form of stock purchase options recognized in the income of the last three social fiscal years and the one planned for the current fiscal year, the board of directors and the statutory board of executive officers

Not applicable. Bradesco has no compensation plan based on shares option for the Board of Directors and the Board of Executive Officers.

In consonance with Resolution No. 5,177/24, the payment of the variable compensation will be of fifty percent (50%) in cash, with immediate liquidity, and of fifty percent (50%) destined for the acquisition of shares. Shares to be acquired may include PN shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. (member of the Bradesco control group). The Restricted Shares acquired will be recorded and unavailable, and will be made available in three (3) equal installments, with annual and successive maturities. The first installment will be released after the twelve (12) months elapsed from the date of acquisition of the shares. The subsequent installments will be released, respectively, at the end of twenty-four (24) and thirty-six (36) months, so that all restricted shares will be made fully available at the end of the three (3) year period.

8.6 – Information on the options for buying shares performed in the last three fiscal years and planned for the current fiscal year, of the board of directors and the statutory board of executive officers

Not applicable. Bradesco has no compensation plan based on shares option for the Board of Directors and the Board of Executive Officers.

8.7 – Open options of the board of directors and the statutory board of executive officers at the end of the last fiscal year

Not applicable. Bradesco has no compensation plan based on shares option for the Board of Directors and the Board of Executive Officers.

8.8 – Options exercised relating to share-based compensation of the board of directors and the statutory board of executive officers in the last three fiscal years

Not applicable. Bradesco has no compensation plan based on shares option for the Board of Directors and the Board of Executive Officers.

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8.9 – In relation to the compensation based on shares, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last three fiscal years and that foreseen for the current fiscal year, of the board of directors and of the statutory board of executive officers

Not applicable. Bradesco has no compensation plan based on shares (including in shares option) for the Board of Directors and the Board of Executive Officers.

The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited for acquisition PN shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. (member of the Bradesco control group). The Restricted Shares acquired will be recorded and unavailable, and will be made available in three (3) equal installments, with annual and successive maturities. The first installment will be released after the twelve (12) months elapsed from the date of acquisition of the shares. The subsequent installments will be released, respectively, at the end of twenty-four (24) and thirty-six (36) months, so that all restricted shares will be made fully available at the end of the three (3) year period.

8.10 - In relation to each share program performed in the last three fiscal years and planned for the current fiscal year, for the board of directors and the statutory board of executive officers

Not applicable. Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and the Board of Executive Officers.

The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited for acquisition PN shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. (member of the Bradesco control group). The Restricted Shares acquired will be recorded and unavailable, and will be made available in three (3) equal installments, with annual and successive maturities. The first installment will be released after the twelve (12) months elapsed from the date of acquisition of the shares. The subsequent installments will be released, respectively, at the end of twenty-four (24) and thirty-six (36) months, so that all restricted shares will be made fully available at the end of the three (3) year period.

8.11 - In relation to shares delivered regarding the compensation based on shares of the board of directors and the statutory board of executive officers, in the last three fiscal years

Not applicable. Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and the Board of Executive Officers.

The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited for acquisition PN shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. (member of the Bradesco control group). The Restricted Shares acquired will be recorded and unavailable, and will be made available in three (3) equal installments, with annual and successive maturities. The first installment will be released after the twelve (12) months elapsed from the date of acquisition of the shares. The subsequent installments will be released, respectively, at the end of twenty-four (24) and thirty-six (36) months, so that all restricted shares will be made fully available at the end of the three (3) year period.

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8.12 - Information necessary to understand the data disclosed in items 8.5 to 8.11 - Method of pricing the value of shares and options

Not applicable. Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and the Board of Executive Officers.

The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited for acquisition PN shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. (member of the Bradesco control group). The Restricted Shares acquired will be recorded and unavailable, and will be made available in three (3) equal installments, with annual and successive maturities. The first installment will be released after the twelve (12) months elapsed from the date of acquisition of the shares. The subsequent installments will be released, respectively, at the end of twenty-four (24) and thirty-six (36) months, so that all restricted shares will be made fully available at the end of the three (3) year period.

8.13 – Shareholdings, shares, quotas and other securities convertible into shares or quotas issued, in Brazil or abroad, by the issuer, its direct or indirect controllers, subsidiaries or companies under common control that are held by members of the board of directors, the statutory board of executive officers or the fiscal council, grouped by body

BODY	BRADESCO		CIDADE DE DEUS	BBD PARTICIPAÇÕES			BRADESPAR
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred
Board of Directors	17,140,803	44,816,543	347,661,584	47,541,946	0	1,431,279	220,201	919,805
Board of Executive Officers	68,136	10,804,954	0	45,384,960	14,524,270	1,526,639	0	3,338
Fiscal Council	324	79,448	0	0	0	0	9	27

8.14 – Information on pension plans granted to the members of the Board of Directors and of the statutory board of executive officers

a)	body

See table 8.14.

b)	number of members

See table 8.14.

c)	number of remunerated members

See table 8.14.

d)	name of the Plan

Bradesco Organization’s Pension Plan.

e)	number of managers that meet the conditions to retire

See table 8.14.

f)	conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least ten (10) years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

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g)	updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 8.14.

h)	total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 8.14.

i)	if there is the possibility of early redemption and the conditions for that

Yes, redemption is allowed from the participant. The initial grace period is 60 days from the date of registration in the Plan, with intervals of 60 days between redemptions.

Table 8.14

Body (Item “a”)	Total number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated members	Retired	Active		R$	R$
Board of Directors	11.00	11.00	5	6	-	46,566,794.38	835,177.20
Statutory Board of Executive Officers	92.50	92.50	-	94	-	467,025,342.88	33,171,817.15
Total	103.50	103.50	5	100	-	513,592,137.26	34,006,994.35

8.15 – Highest, lowest and the average individual compensation for the board of directors, statutory board of executive officers and fiscal council

Body	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	12/31/2025	12/31/2024	12/31/2023	12/31/2025	12/31/2024	12/31/2023	12/31/2025	12/31/2024	12/31/2023
Total No. of members	11.00	11.00	11.00	92.50	84.17	88.75	10.00	9.83	9.50
No. of remunerated members	11.00	11.00	11.00	92.50	84.17	88.75	10.00	9.83	9.50
Highest compensation value (Reais)	6,087,312.00	5,664,384.00	6,606,014.55	33,087,174.12	27,869,107.20	26,455,440.00	490,000.00	240,000.00	240,000.00
Lowest compensation value (Reais)	4,620,000.00	4,294,752.00	5,196,254.55	3,386,916.00	3,166,944.00	3,217,104.00	70,000.00	60,000.00	60,000.00
Average compensation value (Reais)	4,827,565.20	4,961,892.00	5,527,598.55	7,777,902.70	8,129,597.62	8,251,247.59	279,820.00	151,237.71	153,315.79

Board of Directors

12/31/2025	The above amounts not include social security contributions to the INSS.
12/31/2024	The above amounts not include social security contributions to the INSS. One (1) Member worked for nine (9) months One (1) Member worked for three (3) months
12/31/2023	The above amounts not include social security contributions to the INSS.

Statutory Board of Executive Officers

12/31/2025

The above amounts not include social security contributions to the INSS.

Two (2) Officers worked for one (1) month

Two (2) Officers worked for two (2) months

One (1) Officer worked for four (4) months

One (1) Officer worked for five (5) months

Three (3) Officers worked for six (6) months

Two (2) Officers worked for seven (7) months

One (1) Officer worked for eight (8) months

Two (2) Officers worked for nine (9) months

One (1) Officer worked for ten (10) months

Six (6) Officers worked for eleven (11) months

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Table of Contents	8. Management remuneration

12/31/2024

The above amounts not include social security contributions to the INSS.

Four (4) Officers worked for one (1) month

One (1) Officer worked for two (2) months

Three (3) Officers worked for three (3) months

One (1) Officer worked for four (4) months

Two (2) Officers worked for five (5) months

Two (2) Officers worked for six (6) months

One (1) Officer worked for seven (7) months

One (1) Officer worked for eight (8) months

Three (3) Officers worked for nine (9) months

Four (4) Officers worked for ten (10) months

Three (3) Officers worked for eleven (11) months

12/31/2023

The above amounts not include social security contributions to the INSS.

One (1) Officer worked for one (1) month

One (1) Officer worked for two (2) months

Three (3) Officers worked for five (5) months

Seven (7) Officers worked for six (6) months

One (1) Officer worked for seven (7) months

One (1) Officer worked for nine (9) months

One (1) Officer worked for ten (10) months

Six (6) Officers worked for eleven (11) months

Fiscal Council

12/31/2025	The above amounts not include social security contributions to the INSS. One (1) Member of the Fiscal Council worked for two (2) months One (1) Member of the Fiscal Council worked for ten (10) months
12/31/2024	The above amounts not include social security contributions to the INSS. One (1) Member of the Fiscal Council worked for two (2) months Two (2) Members of the Fiscal Council worked for ten (10) months
12/31/2023

The above amounts not include social security contributions to the INSS.

Two (2) Members of the Fiscal Council worked for two (2) months

One (1) Member of the Fiscal Council worked for six (6) months

Two (2) Members of the Fiscal Council worked for ten (10) months

8.16 – Compensation or indemnity mechanisms for Management in case of removal from office or retirement

There are no compensation or indemnity mechanisms provided for Management in cases of dismissal or retirement.

8.17 – Percentage in total compensation held by Management and members of the fiscal council that are related parties to the controlling companies

Body	2026 Expectation	2025	2024	2023
Board of Directors	48.65%	59.14%	54.5%	54.5%
Statutory Board of Executive Officers	73.37%	84.30%	85.5%	95.2%
Fiscal Council	0.0%	0.0%	0.0%	0.0%

8.18 – In relation to the last three fiscal years and the forecast for the current fiscal year, indicate the values recognized in the issuer’s income as compensation of members of the board of directors, the statutory board of executive officers or the fiscal council, grouped by body, for any reason other than the role they occupy, for example, commissions and consulting or advisory services provided

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

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Table of Contents	8. Management remuneration

8.19 – In relation to the last three social fiscal years and the forecast for the current social fiscal year, indicate the values recognized in the income of direct or indirect controllers of companies under common control and of issuers' subsidiaries, as compensation of members of the board of directors, of the statutory board of executive officers or of the issuer's fiscal council, grouped by body, specifying to what extent these values were attributed to such individuals

Fiscal Year 2026 – expected amounts to be received in the income of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	172,857,827.52	8,430,640.00	-	181,288,467.52
Companies under common control	5,280,000.00	-	930,480.00	6,210,480.00

Fiscal Year 2025 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	160,904,129.64	14,462,920.00	-	175,367,049.64
Companies under common control	5,120,000.00	-	716,800.00	5,836,800.00

Fiscal Year 2024 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	170,557,955.60	529,512.00	-	171,087,467.60
Companies under common control	2,040,000.00	-	222,000.00	2,262,000.00

Fiscal Year 2023 – amounts received that were recognized in the results of subsidiaries according to the exercise of the office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	2,891,724.00	-	-	2,891,724.00
Issuer’s subsidiaries	162,848,654.40	-	-	162,848,654.40
Companies under common control	-	-	-	-

8.20 – Other relevant information

There is no other relevant information that was not covered in the previous items.

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Table of Contents	9. Independent auditors

9. Independent auditors

9.1/9.2 – Identification and compensation of auditors

Identification and compensation of auditors
Is there an auditor?	Yes
CVM Code	418-9
Type of auditor	Legal Entities
Name/Corporate name	KPMG Auditores Independentes Ltda.
CPF/CNPJ [Individual/Corporate Taxpayer's Registry]	57.755.217/0010-10
Initial service date	March 21, 2011
Description of contracted services (last three fiscal years)	The work relating to the fiscal years 2025, 2024 and 2023 included: (i) audit of the financial statements, review of the intermediary accounting information of the Bradesco Organization companies; (ii) related services provided for regulatory agencies; and (iii) other services provided by external auditors (pre-agreed procedures, assurance work, diligence and review of, substantially, financial, fiscal and actuarial information).
Total amount of compensation of independent auditors divided by service	Auditing services contracted in 2025: R$77,510 thousand Other Services: R$3,005 thousand Total: R$80,515 thousand
Justification for the replacement	Not Applicable
Reason presented by the auditor in case of disagreement with the justification provided by the issuer	Not Applicable

9.3 - Independence and conflict of interests of auditors

There were no deviations related to independence or event that constitutes a conflict of interest related to the Bradesco Organization for the year 2025.

9.4 – Other relevant information

The Audit Committee recommends to the Board of Directors for approval, the entity to be hired to provide us and our subsidiaries independent audit services, and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is not subject to the Board of Directors. However, it must be previously reviewed by the Audit Committee in respect to compliance with independence rules.

More information on the Audit Committee’s duties is available in item 1.2.a of this Reference Form.

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Table of Contents	10. Human resources

10. Human resources

10.1 – Description of human resources

a)	Number of employees (total, by groups based on the activity performed in geographical location and diversity indicators, which, within each hierarchical level of the issuer)
	Number of employees by gender declaration
	Female	Male	Non-binary	Other	Prefer not to respond
Employees in leadership positions	3,767	6,544	2	1	1
Employees in non-leadership positions	36,579	34,378	5	0	3
TOTAL	40,346	40,922	7	1	4
TOTAL EMPLOYEES	81,280

	Number of employees per declaration of color and race
	Asian	White	Black	Brown	Indigenous	Other	Prefer not to respond
Employees in leadership positions	198	7,826	276	1,988	13	0	14
Employees in non-leadership positions	1,027	47,377	3,705	18,501	92	0	263
TOTAL	1,225	55,203	3,981	20,489	105	0	277
TOTAL EMPLOYEES	81,280

	Number of employees by position and age group
	Under 30	From 30 to 50 years	Over 50 years
Employees in leadership positions	404	8,287	1,624
Employees in non-leadership positions	23,250	41,118	6,597
TOTAL	23,654	49,405	8,221
TOTAL EMPLOYEES	81,280

	Number of employees by position and geographic location
	North	Northeast	Midwest	Southeast	South	Abroad
Employees in leadership positions	431	1,479	506	6,763	1,136	0
Employees in non-leadership positions	2,448	10,003	3,222	47,200	8,092	0
TOTAL	2,879	11,482	3,728	53,963	9,228	0
TOTAL EMPLOYEES	81,280

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	Number of employees by geographic location and gender statement
	Female	Male	Non-binary	Other	Prefer not to respond
North	1,378	1,501	0	0	0
Northeast	5,180	6,302	0	0	0
Midwest	1,782	1,946	0	0	0
Southeast	27,461	26,491	7	1	3
South	4,545	4,682	0	0	1
Abroad	0	0	0	0	0
TOTAL	40,346	40,922	7	1	4
TOTAL EMPLOYEES	81,280

	Number of employees by geographic location and color and race statement
	Asian	White	Black	Brown	Indigenous	Other	Prefer not to respond
North	49	991	146	1,665	19	0	9
Northeast	158	5,181	774	5,276	27	0	66
Midwest	90	2,102	183	1,330	5	0	18
Southeast	832	38,859	2,721	11,344	46	0	161
South	96	8,070	157	874	8	0	23
Abroad	0	0	0	0	0	0	0
TOTAL	1,225	55,203	3,981	20,489	105	0	277
TOTAL EMPLOYEES	81,280

	Number of employees by geographic location and age group
	Under 30	From 30 to 50 years	Over 50 years
North	1,210	1,500	169
Northeast	2,969	7,036	1,477
Midwest	1,341	2,058	329
Southeast	15,409	33,310	5,244
South	2,725	5,501	1,002
Abroad	0	0	0
TOTAL	23,654	49,405	8,221
TOTAL EMPLOYEES	81,280

	Number of employee - Person with disabilities
	Person with disabilities	Person without disabilities	Prefer not to respond
Employees in leadership positions	114	10,201	0
Employees in non-leadership positions	3,869	67,096	0
TOTAL	3,983	77,297	0
TOTAL EMPLOYEES	81,280

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Table of Contents	10. Human resources

b)	Number of outsourced employees (total, grouped by the performed activity and by geographic location)
Activity	2025
Administrative, Analyst, Assistant, Auxiliary, Coordinator, Specialist, Manager and Supervisor	5,921
Lawyer	383
Architect	40
Attendant	13,940
Consultant	813
Engineer	32
Cleaning	2,057
Maintenance	507
Physician	413
Technician	1,294
Technology	1,974
Security	2,199
Other	5,578
TOTAL	35,151

Federation Unit	2025
Acre	41
Alagoas	2,066
Amazonas	126
Amapá	25
Bahia	516
Ceará	468
Distrito Federal (Federal District)	568
Espírito Santo	66
Goiás	374
Maranhão	148
Minas Gerais	5,281
Mato Grosso do Sul	146
Mato Grosso	127
Pará	202
Paraíba	1,825
Pernambuco	228
Piauí	103
Paraná	1,422
Rio de Janeiro	3,480
Rio Grande do Norte	38
Rondônia	62
Roraima	50
Rio Grande do Sul	375
Santa Catarina	395
Sergipe	54
São Paulo	15,100
Tocantins	48
Undeclared	1,817
Total	35,151

In the tables of item 10.1.b we report all the identities of “Service Providers” that appear on Techsocial.

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Table of Contents	10. Human resources

c)	turnover rate
	2025	2024	2023
Turnover rate*	13.62%	12.09%	10.32%

*(Total layoffs/Average Headcount) x 100

Average Headcount = (Initial Headcount + Final Headcount) / 2

10.2 – Comment on any relevant change that occurred in relation to the figures disclosed in item 10.1 above

At the end of the period, the Organization had 82,095 employees, 70,550 of Banco Bradesco and 10,730 of Affiliated Companies and 815 positioned abroad. In the tables in item 10.1.a, employees abroad are not considered.

From December 2024 to December 2025, according to the strategic business readjustment, the headcount was reduced by 2.29%.

10.3 – Description of the employee compensation policy

a)	salary and variable compensation policy

We are committed not only to the well-being of our employees, but also to the recognition of their work through fair wages and a benefits package, security and comfort in the supply of basic needs, as well as professional development opportunities and special credit conditions for the acquisition of consumer goods and real estate.

The compensation practices for the Organization's employees aim to recognize the services provided by these professionals, stimulating them in the search for solutions, aiming at customer satisfaction and business expansion.

The compensation is composed of monthly salary, which aims to repay the contribution for the performance of each employee, as well as any payments aimed at recognizing the contribution of each one in obtaining results and performance achieved by the Organization.

There is also variable incentive payment according to the evaluations of the organizational results achieved.

The Results Evaluation Programs, when applied, are aimed at recognizing additional efforts in the search for results and are based on quantitative and qualitative criteria, through the fact of achieving financial or non-financial goals at different levels: Global, Area and individual. These are programs that are characterized by valuations aligned and competitive to the market through the fact of reaching and exceeding the goals of sustainable results.

In the organizational structure, there is a specific Committee to deal with compensation issues, which has a permanent character and aims to propose to the Board of Directors the Organization's compensation policies and guidelines, based on the organizational performance goals established by the Board.

The compensation practices adopted by the Organization are aligned with the interests of society, through the constant maintenance of the policies and guidelines made by the Remuneration Committee, which, in its analyses, has as a primary item to consider the return of shareholders.

Variable Incentives

Our professionals in the business areas, and senior leaders are contemplated by variable incentive models, which consider financial indicators and quality of customer service, with meritocratic approach, in line with individual and collective deliveries. These indicators are in accordance with our Institutional Policy of

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Customer and User Relationship, Internal Rules of the Bradesco Organization, as well as the Code of Ethical Conduct of the Organization.

The combination of all factors offers objective evaluation in relation to professionals, including with an impact on the calculated amount of incentive, if the eligible employee has undergone application of any disciplinary measure due to non-compliance with the internal rules.

b)	benefits policy

In addition to contributing to a healthy, participatory and productive work environment, the differentiated benefits that Bradesco offers are an important driver for the retention and attraction of talent.

•	Health and Dental Plan: Employees have plans with a standard of hospitalization in a private room, with the possibility of upgrading the category according to eligibility, as well as coverage for dependents.
•	Supplementary pension plan: All employees can adhere to a private pension plan in which the Organization participates with 5% of the participant's base compensation, including the 13th salary. There is also the company's contribution to the coverage of risk benefits (death and disability).
•	Meal and food voucher: Are offered to all employees once they are admitted, with amounts made available on a monthly basis. It is possible to make credits more flexible according to preference.
•	Daycare/Babysitter Assistance: We offer this benefit to parents with children up to the age of five years and 11 months. For children with disabilities, who require permanent care, there is no age limitation.
•	Main Life Insurance: Benefit fully funded by the Organization, granted to all employees, apprentices and managers, with uniform capital and funeral assistance, extensive to spouse, children, parents and father-in-law and mother-in-law.
•	Vida Viva Bradesco Insurance for Employees: All employees can join the Vida Viva Bradesco Insurance, an exclusive benefit for those who work in the Organization. The major advantage of this insurance is it allows the insured capital, coverage, and assistance to be customized according to the employee's needs and stage in life.
•	TotalPass: Strengthening our commitment to the comprehensive health of our employees, interns, apprentices and their dependents, we offer access to TotalPass, a benefit that has a wide network of accredited gyms and studios throughout Brazil, with a wide variety of modalities of physical activities, mental health solutions, online classes and exclusive content on nutrition, well-being and quality of life. With a single monthly fee, it is possible to attend any establishment within the TotalPass network and use all available solutions within the application, according to each plan chosen. In addition, to encourage the regular practice of physical activities, we promote the Desafio TotalPass (Challenge), a one-off initiative, with a determined period, in which only the check-ins carried out within the official period of the challenge are considered for the purposes of recognition and award of the most engaged employees.
•	Maternity and paternity leave: All employees are entitled to parental leave. In addition to the time established by the Consolidation of Labor Laws (CLT), employees can choose to join an additional 60 days, totaling 180 days of paid maternity leave (Citizen Company Program). Fathers, in addition to the period established by law, can opt for extended leave of 15 days, totaling 20 days of paid paternity leave. In both types of leave, the right also extends to adoption cases and to same-sex couples. Maternity leave may be extended when, due to medical complications related to childbirth, there is a need for hospital admission of the mother and/or newborn.
•	Corporate Medical Outpatient Clinics: Our employees have seven units of corporate medical outpatient clinics located in administrative buildings that offer prompt clinical care, collection of laboratory tests and appointments with specialists such as gynecologist, cardiologist, family doctor, endocrinologist, dermatologist, gastroenterologist, physical medicine and rehabilitation, ophthalmologist, orthopedist, otorhinolaryngologist, pediatrician, urologist, nutritionist, speech therapist, physiotherapist and psychotherapist, with the exemption of co-participation for the appointments. In addition to stimulating health care, they provide quality care and reduce travel time. In the Head Office of Cidade de Deus we also have a dental clinic of Bradesco Dental to assist employees and dependents registered in the health plan. In 2025, there were more than 76,700 appointments in the outpatient clinics and more than 10,900 dental appointments.

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Table of Contents	10. Human resources

•	Vaccination Campaign: Action of prevention and health promotion, the influenza vaccination campaign is aimed at all employees, interns and apprentices, at no cost, with incentives to vaccinate dependents and family members with the payment being made directly to the clinics. The 2025 campaign lasted from April to July, and vaccinated 54.2% of eligible employees. Annually, we offer the action in a drive-thru scheme at the Head Office – Cidade de Deus and Bradesco Seguros – Rio de Janeiro, as well as vaccination posts for pedestrians, scattered throughout the Cidade de Deus Hub, administrative buildings and branches with the possibility of vaccination in the network of accredited clinics spread across national territory.
•	Viva Bem Support Channel: Free and voluntary access to the counseling and guidance service for our employees and their households. Available 24h a day, seven days a week, the service is carried out by specialized professionals, who provide emotional, social, legal, financial guidance, assistance for situations of chemical dependence, interface with the health plan, emergency care in critical cases involving accidents and incidents of assault and kidnapping. All connections are treated confidentially and securely. In cases of natural disasters, such as floods, landslides, dam breaks, among others, the psychosocial support team performs the active monitoring and contact with employees who reside or work in the affected areas. We closed 2025 with 309,034 appointments, follow-ups and deployments, between those active, receptive and face-to-face.
•	Exclusive channel to address situations of domestic and gender violence: Free and confidential channel that is open 24h a day, seven days a week and provides social, emotional, legal and financial support.
•	Vem Pra Pista: Through the (Come to the Track), we offer face-to-face classes of functional training, yoga, pilates, rhythms, aqua aerobics, soccer, basketball, volleyball and tennis for all employees and their dependents. In 2025, there were more than 76 thousand accesses to the Sports Square of Cidade de Deus.
•	Mental Health Program: Launched in October 2022, the program was a pioneer in the banking category and encompasses preventive aspects related to health care, as well as reception in the personal, professional and people management areas. This program has initiatives that support employees in situations involving mental health, balance between personal and professional life, arousing self-knowledge and bringing reflections on the perspectives of the pillars prevent, treat and rehabilitate. It aims to reinforce the importance of self-knowledge and small habits that we can adopt to prioritize our health and well-being. The Program aims to provide reception to employees, assisting in the creation of a preventive culture in mental health, turning our attention to full care of the body and mind.
c)	characteristics of share-based compensation plans of non-management employees, identifying:

The Organization does not practice share-based compensation to employees.

d)	ratio between (i) the highest individual compensation (considering the composition of the compensation with all the items described in field 8.2.d) recognized in the result of the issuer in the last fiscal year, including the compensation of the statutory administrator, if applicable; and (ii) the median individual compensation of the issuer's employees in Brazil, disregarding the highest individual compensation, as recognized in its results in the last fiscal year
Highest individual compensation	Median individual compensation	Ratio between salaries
R$33,087,174.12	R$141,589.62	233.68

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Table of Contents	10. Human resources

10.4 – Description of the relations between the issuer and unions

All employees have union representation, are covered by collective bargaining agreements and have freedom of association. On December 31, 2025, 37% of our employees were associate members of their respective labor unions.

We keep a team of Trade Union Relations, dedicated, in the People structure, so that we have a permanent channel of dialogue and interaction with the representatives of the trade union movement, at the national level, receiving demonstrations, clarifying doubts and enabling a relationship characterized by ease of access, agility and proactivity between the parties.

We respect and comply with the Labor Agreements and Collective Conventions signed, negotiated between representatives of the Organization and employees.

10.5 – Other relevant information

We develop policies, processes and products that raise the human capital of the Organization. We have solid practices, we value an environment conducive to development, as well as the culture of health and well-being.

Bradesco maintains a structured health and well-being program, Viva Bem, focusing on disease prevention and health promotion through the adoption of healthy habits and behaviors. The program is made available to employees, dependents and households, reinforcing the commitment to human and organizational sustainability. The initiatives of Viva Bem are organized into three strategic pillars — In Balance, Healthy and In Movement, and cover integrated actions that include psychosocial support for various situations, including in critical cases; encouraging the practice of physical activities and integration and welfare programs aimed at employees and their families; nutritional support and guidance for eating habits; in addition to vaccination campaigns and health programs. Through these initiatives, Bradesco promotes a healthy, collaborative and harmonious corporate environment, contributing to the maintenance of the organizational climate and to the balance between professional and personal life. This strategy strengthens productivity, engagement and talent retention, enabling a balanced and high performance environment.

Through the Bradesco Corporate University – Unibrad, whose mission is to provide education for professional excellence and social mobility, aiming at the perpetuity of business, we offer development and training solutions to our employees. In 2025, we invested more than R$108 million in education.

Unibrad had over 1.3 million participants in its various learning programs and solutions, evidencing the interest and importance of providing development opportunities.

Our employees were able to learn from more than 5,000 among asynchronous synchronous solutions. Among the main themes, artificial intelligence, data analysis, agile mindset, financial education, customer relationship, leadership, continuous improvement, innovation and emotional intelligence.

We understand that diversity drives innovation, strengthens our culture and enhances our business results, occupying a central role in the Policy of Diversity, Equity and Inclusion of the Organization and being fundamental to our People Management Policy of the Bradesco Organization.

The theme has a structured strategy following principles of equal opportunities, education for inclusion and engagement of the Organization, of people and the community as a whole. In this ecosystem, affirmative actions, development content and several voluntary commitments are included.

We have a robust governance, formed by the Sustainability and Diversity Committee, with the participation of the Chief Executive Officer; the Working Group on Diversity, Equity and Inclusion, formed by employees from various areas and different seniorities who work on initiatives for the evolution of the theme; and by the five Affinity Groups (GAs), with voluntary participation of any employee, acting in the fronts of ethnic-racial, gender, people with disabilities, longevity and LGBTI+ inclusion. Each Group has a coordinator, who has the identity marker of the theme represented by the GA, and who sits on the Working Group on Diversity, Equity and Inclusion.

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Table of Contents	10. Human resources

In addition, in the People, Culture and Performance structure, the Diversity, Equity and Inclusion area is responsible for catalyzing transformations and managing initiatives that boost representativeness in the staff, promoting inclusion, so that people can fulfill their potential in an environment of respect and professional growth, with integrated and priority action in the same five pillars that guide the Affinity Groups.

SOU Bradesco, launched in 2024, is the vector of cultural evolution that connects behaviors and mentalities to the future of the Organization, aligning culture, strategy and performance through practical actions. This movement strengthens leaders and teams, ensures sustainable results and preserves the values that guide us.

In 2025, SOU Bradesco implemented more than 22 initiatives to strengthen our culture. We had moments of integration and dialog, investment in the training of employees, new recognition actions linked to cultural aspiration, leadership development actions, renewal of systems and processes, among others. These actions generated significant results, such as: historical engagement in internal research, greater sense of belonging and connection with our purpose, as well as advances in collaboration, innovation and empowerment of people.

For 2026, the challenge is to keep this movement alive on a daily basis. We will continue to foster attitudes that reflect our culture, such as protagonism, sense of ownership, client focus and data-based decisions. We have evolved in several ways and we continue to seek opportunities to advance more and more.

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Table of Contents	11. Transactions with related parties

11. Transactions with related parties

11.1 - Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties

The Bradesco Organization, through its Policy on Transactions with Related Parties, establishes and consolidates the procedures applicable to these transactions, ensuring that they are conducted in commutative conditions and in strict compliance with the current legislation, as well as with the internal rules and policies of the institution.

This policy aims to ensure transparency and integrity in the processes, reinforcing the Organization’s commitment to its shareholders, investors and the market in general, ensuring that the transactions with related parties are appropriately formalized and disclosed. In addition, it promotes the undertaking of actions aligned with the guidelines of the Code of Ethical Conduct of the Bradesco Organization.

Transactions with related parties are disclosed in the Notes of the Financial Statements, observing the guidelines contained in CPC Technical Note 05 (R1) – Disclosure on Related Parties, issued by the Accounting Pronouncements Committee, approved by CMN Resolution No. 4,818/20 and also by CVM Resolution No. 94/22. These transactions are detailed in the Reference Form, under item 11.2 – Transactions with Related Parties, and aim to assure shareholders the full exercise of their rights of supervision and monitoring of management, as well as to ensure transparency to the market, especially in cases where the operation constitutes a relevant fact or at the time of publication of the Financial Statements.

Bradesco’s Policy on Transactions with Related Parties was approved by the Board of Directors, whose last review, without amendments, was formally approved on August 5, 2025.

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11.2 - Related Party Transactions

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cidade de Deus Companhia Comercial de Participações	01/02/2025	41,596,099.62	0.00	Not applicable	12/19/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cidade de Deus Companhia Comercial de Participações	01/02/2025	660,380,764.59	715,315,562.61	Not applicable	12/14/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cidade de Deus Companhia Comercial de Participações	01/02/2026	905,014,782.00	924,492,971.40	Not applicable	02/25/2029	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cidade de Deus Companhia Comercial de Participações	12/27/2022	1,016,444,539.00	1,496,942,013.14	Not applicable	06/02/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.85%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cidade de Deus Companhia Comercial de Participações	12/31/2024	115,215,302.34	0.00	Not applicable	01/30/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Nova Cidade de Deus Participações S.A.	01/02/2025	986,247,579.12	1,020,587,280.06	Not applicable	12/14/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Nova Cidade de Deus Participações S.A.	01/02/2026	87,048,767.00	88,956,712.37	Not applicable	02/25/2029	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Nova Cidade de Deus Participações S.A.	12/31/2024	59,185,611.72	0.00	Not applicable	01/30/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
BBD Participações S.A.	01/02/2025	57,251,002.27	0.00	Not applicable	12/29/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
BBD Participações S.A.	01/02/2025	1,355,456,319.24	1,512,759,411.76	Not applicable	12/14/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
BBD Participações S.A.	01/08/2026	551,875,644.00	566,837,042.52	Not applicable	03/14/2029	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
NCF Participações S.A.	12/23/2024	5,000,000,000.00	5,802,023,250.00	Not applicable	10/21/2049	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.20%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
NCF Participações S.A.	04/30/2025	17,893,382.93	0.00	Not applicable	06/27/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
NCF Participações S.A.	01/02/2025	801,391,422.37	864,519,799.84	Not applicable	12/14/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
NCF Participações S.A.	01/02/2026	1,090,398,504.00	1,118,336,228.08	Not applicable	02/24/2029	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
NCF Participações S.A.	12/31/2024	114,878,107.82	0.00	Not applicable	01/30/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
NCD Participações Ltda.	01/20/2025	1,311,832.81	0.00	Not applicable	12/19/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
NCD Participações Ltda.	01/31/2025	153,422,352.31	162,783,070.61	Not applicable	10/15/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	07/07/2023	1,100,004,913.44	1,520,472,790.74	Not applicable	02/04/2027	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.30%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	06/28/2024	107,836,313.04	113,073,744.88	Not applicable	11/03/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.60%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	06/28/2024	63,835,934.51	67,396,086.54	Not applicable	10/22/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.38%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	06/28/2024	213,521,843.96	259,533,239.75	Not applicable	10/04/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.60%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	07/11/2022	500,100,000.00	822,710,104.11	Not applicable	07/12/2032	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 2.25%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	07/12/2021	315,200,000.00	556,224,727.87	Not applicable	07/13/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.40%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	03/17/2023	2,258,401,753.00	3,273,326,145.75	Not applicable	03/17/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.37%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	07/11/2022	500,000,000.00	797,776,380.00	Not applicable	07/12/2027	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.35%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	12/23/2024	2,800,000,000.00	3,249,133,020.00	Not applicable	10/21/2049	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.20%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	01/07/2021	1,058,226,000.00	0.00	Not applicable	01/07/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.90%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	01/02/2024	550,000,000.00	0.00	Not applicable	01/02/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.60%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	05/17/2024	1,500,000,000.00	1,694,328,270.00	Not applicable	05/07/2077	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 1.50%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	06/04/2025	3,053,700,000.00	3,296,850,272.52	Not applicable	07/31/2029	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.55%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	10/31/2025	3,485,000,000.00	3,528,676,588.42	Not applicable	12/31/2029	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.46%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	01/02/2026	3,183,000,000.00	3,285,524,511.20	Not applicable	01/30/2030	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Financial Bills
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI + BOND 0.45%
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	10/25/2024	6,092,807.12	7,096,515.57	Not applicable	10/10/2027	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	01/02/2025	1,073,305,853.99	0.00	Not applicable	09/25/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	02/05/2025	1,605,434,406.75	0.00	Not applicable	12/29/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	07/14/2025	763,827,044.57	0.00	Not applicable	12/11/2025	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	01/02/2026	730,820,592.56	0.00	Not applicable	03/24/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	07/31/2025	121,806,095.59	129,353,705.54	Not applicable	07/31/2026	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	11/24/2025	55,581,908.62	56,144,093.33	Not applicable	11/25/2028	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	01/30/2026	201,771,703.72	204,740,485.70	Not applicable	03/07/2029	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fundação Bradesco	09/04/2024	6,456.52	6,456.52	Not applicable	Not stated	0.0000
Relationship with the issuer	Controlling shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the operation (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Alelo S.A.	12/31/2025	4,401,771.01	4,401,771.01	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Alelo S.A.	01/02/2026	92,038,439.41	93,488,738.91	Not applicable	03/25/2028	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Alelo S.A.	12/30/2025	366,151,260.50	0.00	Not applicable	01/02/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash Liquidity. Interest Rate: 99.30% DI p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Alelo S.A.	01/04/2010	131,409,448.74	11,168,928.22	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Formalize and consolidate, according to the terms and conditions of this agreement, the combined efforts between the bank and Alelo for the sale of products and services of Alelo in the distribution channels of Bradesco.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	It may be terminated with immediate effect, by simple notification of the innocent party to the other party in the event of breach or infringement of any of the clauses or conditions agreed upon herein, provided that the offending party fails to comply with or regulate its obligation within ten (10) days, counted from the receipt of prior notification.
Type and reason for operation	Commission for the sale of services of the affiliated company.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Alelo S.A.	01/04/2010	51,705,845.25	6,534,931.90	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Formalize and consolidate, according to the terms and conditions of this agreement, the combined efforts between the bank and Alelo for the sale of products and services of Alelo in the distribution channels of Bradesco.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	It may be terminated with immediate effect, by simple notification of the innocent party to the other party in the event of breach or infringement of any of the clauses or conditions agreed upon herein, provided that the offending party fails to comply with or regulate its obligation within ten (10) days, counted from the receipt of prior notification.
Type and reason for operation	Commission for the sale of services of the affiliated company.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Alelo S.A.	01/04/2010	74,175,241.04	4,628,886.01	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Formalize and consolidate, according to the terms and conditions of this agreement, the combined efforts between the bank and Alelo for the sale of products and services of Alelo in the distribution channels of Bradesco.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	It may be terminated with immediate effect, by simple notification of the innocent party to the other party in the event of breach or infringement of any of the clauses or conditions agreed upon herein, provided that the offending party fails to comply with or regulate its obligation within ten (10) days, counted from the receipt of prior notification.
Type and reason for operation	Commission for the sale of services of the affiliated company.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	11/30/2000	12,754,848,812.45	12,754,848,812.45	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Contract of Local Exchange and Onlending to Visa Members in Brazil. This contract defines the deadlines, procedures, and values to be observed by the parties for the transfer of the amounts of Visa transactions by the Bank to Cielo.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Bankruptcy, legally-backed financial restructuring, and intervention, among others, and if Banco Bradesco is no longer the issuer of the Visa card.
Type and reason for operation	Local exchange Contract and Transfer
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all applicable internal approvals, following all the relevant rules.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and provides for adequate compensatory payment, since it was carried out in the best interest of the Company, observing market conditions (according to the Company’s Internal Policy), good governance practices, conduct, ethics and transparency and without Conflicts of Interest.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	01/01/2025	29,044,393.48	221,855,114.06	Not applicable	1 year, starting on January 1, 2025, with successive, automatic and annual renewal	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Financial investments – the amount involved corresponds to the financial income arising from investments throughout the fiscal year 2025.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	At any time. The amount involved corresponds to the financial income arising from investments throughout the fiscal year 2024.
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The execution of the Agreement obtained the necessary approvals and complied with all rules set forth in the Internal Policy. The negotiation between the parties was conducted in the absence of conflicts of interest and on an arm's length basis.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	As operações são negociadas de forma comutativa e em condições de mercado vigentes na data da contratação. De forma a obter tratamento isonômico com os demais clientes, as partes relacionadas têm o mesmo tratamento e fluxo operacional de contratação aplicável aos demais clientes, utilizando-se das mesmas métricas adotadas para estes clientes, especialmente, em relação às taxas, prazos e quantidades.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	12/29/2023	203,889,618.91	0.00	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The agreement is intended to establish the terms and conditions applicable to the intermediation services to be rendered by the banks to Cielo, aimed at the acquisition and referral of merchants for potential accreditation to the Cielo Network, as well as assistance in communicating with merchants already accredited to the Cielo Network with a view to retaining them therein. In consideration for the provision of such services, the Bank shall be entitled to a fee negotiated with Cielo of 10 basis points on the eligible volume. The eligible volume includes amounts captured solely from domestic transactions, excludes transactions in which Cielo provides VAN (Value-Added Network) services, and takes into account a minimum profitability threshold for each Merchant.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with 30-day notice. Termination by bankruptcy, request for judicial or extrajudicial recovery, license withdrawal, intervention or is subject to the temporary administration regime or any similar proceeding, if either party suffers commercial restrictions of any kind, withdrawal or suspension of authorization to carry out its activities, suspension of authorization of its activities, failure by either party to comply with any provision or condition set forth in this agreement not resolved within a maximum period of 30 days, in the occurrence of fortuitous and force majeure case and act of authority that prevents the continuity of services for more than 60 days.
Type and reason for operation	Commission for the sale of services of the affiliated company.
Measures taken to deal with conflicts of interest	The signing of the Contract has obtained the applicable internal approvals, following all relevant rules.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and provides for adequate compensatory payment, since it was carried out in the best interest of the Company, observing market conditions (according to the Company’s Internal Policy), good governance practices, conduct, ethics and transparency and without Conflicts of Interest (as per the Company’s Internal Policy).

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	10/06/2014	11,140,220.70	1,586,880.20	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Partnership Agreement. The contract establishes the commercial, operational and legal conditions of joint action to be developed by the parties for their clients in order to encourage commercial establishments in contracting and using POS equipment.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Report with 90 days’ notice in advance. Termination by bankruptcy, claim for judicial recovery, license revoked, suspension of activities for more than 10 days, fortuitous and force majeure case, act of authority. The amount involved in the business refers to 2024.
Type and reason for operation	Partnership Agreement.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all applicable internal approvals, following all the relevant rules.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and provides for adequate compensatory payment, since it was carried out in the best interest of the Company, observing market conditions (according to the Company’s Internal Policy), good governance practices, conduct, ethics and transparency and without Conflicts of Interest.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	08/29/2008	74,564.97	0.00	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Contract for Provision of Share Bookkeeping Services. This contract has as its object the provision of bookkeeping services consistent in the maintenance of all shares issued by Cielo, including the registration and control of the shares on behalf of the respective holders, registered in Bradesco and/or CBLC deposit accounts. The amount involved in the business refers to 2024.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with 60 days’ notice in advance. Termination by bankruptcy, judicial and extrajudicial recovery, liquidation, intervention, authorization revoked, suspension of activities for more than 30 days and contractual infringement.
Type and reason for operation	Contract for Provision of Share Bookkeeping Services.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	11/30/2021	18,556,312.65	0.00	Not applicable	Forty-eight (48) months from the date of signature	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of this contract is the provision of services to display the Bradesco Pix QR Code and transmission of the status of transfers made by clients at Cielo's bank domicile (Pix Services).
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Report with 60 days’ notice in advance. Termination by (i) non-compliance by either party with any clause or condition set forth in this contract observing the term of cure eventually established; (ii) bankruptcy, claim for judicial or extrajudicial recovery; (iii) non-compliance with the rules of law governing the form and processing of personal data; (iv) occurrence of security incident related to personal data; (v) suspension of activities for a period exceeding thirty (30) days and (vi) if Cielo breaches the employment obligations and of confidentiality.
Type and reason for operation	Provision of QR Code and Pix services.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	09/30/2022	28,725.80	0.00	Not applicable	From the distribution of the assets and will remain in force according to the defined time limit in the issuance of the assets.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bradesco will provide to Cielo, the Securities bookkeeping services, which will be maintained under the bookkeeping system, without issuing a certificate, and subsequent changes, consistent in the maintenance of all Securities (“Assets” or “Debentures”) issued by Cielo, including the opening and maintenance in computerized systems of log books, as well as the registration in Securities Accounts (“Asset Account” or “Asset Accounts”).
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with 60 days’ notice in advance. The contract may be terminated immediately, upon notice to the other PARTY, in the following cases: a) In the oversight of any standard or instruction of the competent authorities, notably from BACEN, which prevents the contracted service object of this CONTRACT; b) if either PARTY fails, claims judicial recovery or initiates extrajudicial recovery procedures, has its bankruptcy, intervention or liquidation required; c) if any of the PARTIES has its authorization for the services hired revoked; d) If the payment of compensation to BRADESCO is not made; and e) If any of the PARTIES suspends its activities for any period of time equal to or over thirty (30) days.
Type and reason for operation	Contract for Provision of Securities Bookkeeping Services
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the amount (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	10/11/2023	10,840,190.86	602,282.55	Not applicable	180 days	0.0000
Relationship with the issuer	Affiliated company
Contract Object	This contract establishes the terms and conditions that will govern the transactions of transfer of Credit Rights, without co-obligation, that may be contracted between Cielo (client) and Banco Bradesco, having as object credit rights arising from the use of credit cards in the framework of payment agreements of which Cielo is a member, whose debtors are the financial institutions issuing the credit cards. Such operations can be carried out by Cielo, at its sole discretion, and have their cost – that is, the premium on the face value of the respective credited right granted – determined on the basis of the quotation presented by the counterpart for each intended transfer. Therefore, the amount involved depends on the execution of these transactions by Cielo, observing the fact that the contract authorizes the Transfer of Credit Rights in the amount of up to R$3,000,000,000.00, a limit that is determined, at the time each transfer is contracted, considering the sum of the transfers in stock plus the new ones contracted.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with thirty (30) days’ notice in advance. Termination as a result of (i) a claim by one of the Parties for insolvency, bankruptcy or judicial or extrajudicial recovery or has its bankruptcy decreed; (ii) in case of proven breach, falsehood, inaccuracy, omission or material inaccuracy of any statement, information or document, supplied or provided under this Contract; (iii) non-compliance by the Parties of any clause, condition and/or obligation of this instrument; (iv) if Cielo suffers a legitimate protest of a negotiable instrument(s); if Cielo claims its judicial recovery; if there is the requirement for its bankruptcy or in case another event is verified that indicates a change of the economic-financial status of the Issuer; (v) if any judicial, extrajudicial or administrative measure is filed, which could affect the guarantees or credit rights granted; (vi) if there is a change or transfer, for any reason, of the share control of Cielo, as well as its incorporation, divestiture, merger or corporate restructuring, without Bradesco being notified to this respect at least thirty (30) days in advance of the protocol for corporate changes, and without Bradesco having agreed with it in writing. This termination may occur, also at Cielo’s discretion, if once the corporate change proposal is notified, it does not agree with it, and, in this case, the termination should be effected before any corporate change is made; and (vii) the Parties will also consider the termination of this instrument in case the environmental license is revoked, when applicable, and the judgment handed down on a case is final and binding, as a result of acts practiced by the other Party, which include child labor, slave-like work, criminal profiting from prostitution or damages to the environment.
Type and reason for operation	Transactions for the transfer of Credit Rights without co-obligation
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	01/01/2025	8,792,267.77	0.00	Not applicable	Each contract has its own validity period.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	These are standardized contracts that are used for all clients of the bank, whose object is the availability of products and/or shelf services, and the conditions, validity and specificities of each contract are provisioned in each annex, proposal or any other equivalent document.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Each contract has its own conditions of termination.
Type and reason for operation
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	10/06/2023	53,976.40	0.00	Not applicable	From the date of signature, the contract has an indefinite term.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of this Contract is to regulate the terms and conditions under which Bradesco will act as a depositary service provider, with the obligation to transfer funds from the checking account owned by Cielo, to the free transaction account.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report at least 30 days in advance. Immediate termination (i) in case of any Parties going bankrupt, claiming judicial recovery or initiating extrajudicial recovery procedures, has its bankruptcy or liquidation requested; (ii) if Bradesco has revoked its authorization for the provision/execution of the services contracted; (iii) if the payment of the compensation due to Bradesco is defaulted; and (iv) if a judicial decision is granted, even if in a preliminary nature, that addresses the prohibition of practices of any acts related to the execution of this contract and of the originating contract.
Type and reason for operation	Depositary service provider
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	01/31/2020	1,023,355.56	0.00	Not applicable	From the date of signature, the contract has an indefinite term.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of this Contract is to regulate the terms and conditions under which Bradesco will act as a depositary service provider, with the obligation to transfer the MasterCard credits into the assigned account due to the transfers made by Bradesco.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report at least 90 days in advance. Immediate termination (i) in case of any Parties going bankrupt, claiming judicial recovery or initiating extrajudicial recovery procedures, has its bankruptcy or liquidation requested; (ii) if Bradesco has revoked its authorization for the provision/execution of the services contracted; (iii) if the payment of the compensation due to Bradesco is defaulted and is not resolved in the term of up to thirty (30) calendar days; and (iv) if a judicial decision is granted, even if in a preliminary injunction that addresses the prohibition of practices of any acts related to this Contract and/or about the release of funds existing in the assigned account.
Type and reason for operation	Depositary service provider
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	01/31/2020	116,016.84	0.00	Not applicable	From the date of signature, the contract has an indefinite term.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of this Contract is to provide the settlement services of transactions arising from receivables of credit cards accredited by Cielo, under MasterCard, with the CIP, through the Siloc system.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report at least 30 days in advance. Immediate termination (i) in case of any Parties going bankrupt, claiming judicial recovery or initiating extrajudicial recovery procedures, has its bankruptcy or liquidation requested; (ii) if Bradesco has revoked its authorization for the provision/execution of the services contracted; (iii) if a judicial decision is granted, even if in a preliminary injunction, that addresses the prohibition of practices of any acts related to the execution of the guarantees constituted and/or on the release of funds, if applicable.
Type and reason for operation	Provision of settlement services
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Cielo S.A.	09/26/2024	24,000.00	0.00	Not applicable	From the date of signature until the date on which all shareholders receive the amount due for the shares redeemed.	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The purpose of this Contract is to operate the compulsory redemption of the shares after the approval of the Public Offer for the Acquisition of Common and Preferred Shares.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Report with thirty (30) days’ notice in advance. In addition to those provided by law, this Contract may be terminated/canceled immediately and without any notice, in the following cases: a) if either Party goes bankrupt, claims judicial recovery or initiates extrajudicial recovery proceedings, has its bankruptcy or liquidation requested; b) if Bradesco has revoked its authorization for the provision/execution of the services contracted; c) if the payment of compensation due to Bradesco is defaulted; and d) if the ISSUER suspends its activities for a period over thirty (30) days.
Type and reason for operation	Not applicable
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Livelo S.A.	08/08/2025	200,000,000.00	213,055,705.80	Not applicable	08/10/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loan, with half-yearly payment of interest and charges, 180-day grace period to start payment, and the principal collection annually, with collection of the first installment in February 7, 2026. Interest Rate charged: CDI + 0.0953000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Livelo S.A.	07/21/2025	5,002,547.56	5,002,592.23	Not applicable	12/21/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Livelo S.A.	03/31/2026	2,800,507.76	2,800,507.76	Not applicable	03/20/2028	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 2.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Livelo S.A.	05/16/2016	1,406,072,737.10	147,046,280.64	1,406,072,737.10	05/31/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The Operational Agreement (“Agreement”) establishes the conditions applicable to the transfer of obligations to Livelo, arising from the Bradesco Cards’ Loyalty Program and the Membership Rewards Program, managed by Bradesco, and the Programa Pontos pra Você (Points for You Program), managed by BB (together known as the “Bank Programs”). The Agreement provides for Livelo as the main recipient of the points generated under the Banks’ Programs, and the consequent assumption of responsibility, on behalf of point-holder clients, for the management of its own rewards program (“Livelo Program”). The respective amendment only updated the operating and pricing models. Livelo has commercial autonomy in the management of the Livelo Program and for conducting the business, and it is exclusively up to them to choose partners and make decisions relevant to the operations according to Livelo’s governance structure and limits of authority.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	The term is until May 2026, automatically extendable for equal and successive periods of five (5) years. The Agreement may be terminated without delay by either Party upon prior notice of one hundred and eighty (180) days. It may also be terminated in advance in the occurrence of bankruptcy, insolvency, intervention, or liquidation of one Party or promotion, by another Party, of a request for judicial or extrajudicial recovery.
Type and reason for operation	Purchase of Livelo Points for Bank Loyalty Programs.
Measures taken to deal with conflicts of interest	The Transaction obtained the applicable internal approvals and met the relevant Internal Policy standards.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Elo Participações Ltda.	08/06/2025	250,000,000.00	266,642,130.75	Not applicable	08/06/2026	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Loan (Working Capital)
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loan, with half-yearly payment of interest and charges, 180-day grace period to start payment, and the principal collection annually, with collection of the first installment in February 6, 2025. Interest Rate charged: CDI + 0.0953000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Elo Serviços S.A.	04/01/2025	243,021,973.69	22,240,107.26	243,021,973.69	12/31/2034	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Participation in the payment agreement of Elo Serviços, and payment for the services provided. First Amendment to the Incentive Agreement that establishes the rights and obligations of each party in relation to the conditions for granting Elo incentives to Banco Bradesco, regarding the marketing of Elo cards (payment instruments) issued by Bradesco.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Provision of services by Elo to Bradesco.
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Elo Serviços S.A.	12/31/2024	1,917,393.52	1,917,393.52	Not applicable	12/01/2026	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Participation in the Elo Payment Agreement.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor due to being the contracting party
Rescission or termination	December 1, 2026
Type and reason for operation	Use of Elo on Digio bank’s prepaid cards.
Measures taken to deal with conflicts of interest	The operations followed the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The measures adopted by the institution are negotiated in a commutative manner and under market conditions prevailing on the date of the contracting. In order to obtain impartial treatment with other clients, the related parties have the same treatment and operational flow of hiring applicable to other clients of the same size and segment, using the other metrics adopted for these clients.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Tecban - Tecnologia Bancária S.A	12/31/2025	459,059,881.77	40,463,705.22	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Availability of Banco24Horas Network, ATMs installed and maintained by Tecban, making available to Bradesco clients the Withdrawal Services from the Checking Account, Savings Account and INSS, Checking of the Balance Available in the Checking Account, Savings Account and INSS, Issuing of Statements, Deposits, among others.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	In the event of breach of the Contract the parties mutually should return all documents related to the execution of the contract in their power, and the prompt return of the values available for Withdrawals to Bradesco clients.
Type and reason for operation	These are transactions on the ATM machine Banco24Horas Network. The amount involved refers to the period of 2025.
Measures taken to deal with conflicts of interest	The standardization of prices for all contracting parties of this service was as provisioned for in the shareholders agreement.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The demonstration is provided for in the Contract, where the indices may not be higher than those adopted by the other shareholders of the Contracted Party.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Tecban - Tecnologia Bancária S.A.	12/11/2025	48,077,333.40	0.00	Not applicable	01/12/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 97.00% DI p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Gestora de Inteligência de Crédito S.A.	08/29/2025	31,439,194.07	32,487,406.90	Not applicable	11/23/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Gestora de Inteligência de Crédito S.A.	02/27/2026	1,464,647.14	1,482,501.59	Not applicable	02/22/2028	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Câmara Interbancária de Pagamento - CIP	12/31/2025	48,707.60	48,707.60	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fleury S.A.	02/07/2024	20,000,000.00	12,542,372.90	Not applicable	60 months	0.0000
Relationship with the issuer	Affiliated company
Contract Object	The Contract has as its object the exclusive processing of the payroll and the provision of banking services, including the structure of the Banking Service Point in Fleury's premises, for a period of 60 months.
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Contract provides for the repayment of the restated amounts
Type and reason for operation	Growth and profitability of the client base
Measures taken to deal with conflicts of interest	The firming of the Agreement obtained the necessary approvals and followed all the rules established in the Internal Policy. The negotiation between the parties was carried out with absence of conflicts of interest and under commutative conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	Internal governance adopted for each negotiation and carried out through a Committee at the Board of Executive Officers level, where all processes are treated with the appropriate legal equality, regardless of the client.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fleury S.A.	12/31/2025	1,565,021.41	1,565,021.41	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Stelo S.A.	12/12/2025	4,112,357.95	4,113,238.09	Not applicable	12/20/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Stelo S.A.	03/13/2026	6,899,498.20	6,899,652.57	Not applicable	03/20/2028	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 2% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Servinet Serviços Ltda.	12/30/2025	21,804,416.25	0.00	Not applicable	01/02/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 100.00% DI p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Aliança Pagamentos e Participações Ltda.	12/30/2025	6,328,385.72	0.00	Not applicable	01/02/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 100.00% DI p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Instituto Hermes Pardini S.A.	04/24/2024	218,629.69	234,584.68	Not applicable	04/17/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.50% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Instituto Hermes Pardini S.A.	12/31/2025	502,328.66	502,328.66	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions.
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Tecban Serviços Integrados Ltda.	12/31/2025	14,353,014.09	827,276.94	Not applicable	06/29/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Technical services for reviewing, refitting and activating Self-service machines
Collaterals and insurances	The contracted party, as a company responsible for storage, will hire mandatory insurance against fire, lightning, flood, forces of nature, air or land accidents, power outages, explosion by fuels or gas of domestic and industrial use, as well as internal transportation and transfers on the total value of the goods stored.
Creditor or debtor	Debtor
Rescission or termination	The contracted party undertakes to refrain from using information, data, materials, details, documents, technical and commercial specifications stated, for its own benefit or of third parties, at any time, including after the termination of this contract, for whatever reason.
Type and reason for operation	Technical services for reviewing.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	It may be terminated at any time by either Party, without the right to compensation, penalties or indemnification, by written claim thirty (30) calendar days prior to the receipt of the notice by the other Party, a period in which the Parties shall regularly comply with the obligations assumed.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Hospital Santa Lúcia S.A.	08/07/2024	36,000,000.00	37,435,594.21	Not applicable	08/01/2031	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Fiduciary Transfer of Credit Rights
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loans, with quarterly payment of interest and charges, 90-day grace period to start paying, with the first installment due on November 1, 2024. Interest Rate charged: 1.0482000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Hospital Santa Lúcia S.A.	08/08/2024	152,870,978.31	155,984,090.92	Not applicable	08/01/2031	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Fiduciary Transfer of Credit Rights
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loans, with quarterly payment of interest and charges, 90-day grace period to start paying, with the first installment due on November 1, 2024. Interest Rate charged: 1.0482000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Hospital Santa Lúcia S.A.	08/09/2024	100,996,671.88	103,053,399.82	Not applicable	08/01/2031	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Loan (Working Capital)
Collaterals and insurances	Fiduciary Transfer of Credit Rights
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation	Installment loans, with quarterly payment of interest and charges, 90-day grace period to start paying, with the first installment due on November 1, 2024. Interest Rate charged: 1.0482000% p.m.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to fees, rates and deadlines.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Hospital Santa Lúcia S.A.	07/11/2025	2,088,441.00	2,089,032.62	Not applicable	12/20/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Hospital Santa Lúcia S.A.	03/25/2026	1,743,498.81	1,743,520.48	Not applicable	03/20/2028	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 2.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Hospital Santa Lúcia S.A.	03/18/2026	50,000,000.00	50,246,022.00	Not applicable	03/18/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100.35% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
HMA - Hospital Maria Auxiliadora S.A.	07/11/2025	687,441.59	687,693.44	Not applicable	12/20/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

317 - Reference Form - 2025

Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
HMA - Hospital Maria Auxiliadora S.A.	04/09/2025	6,473.98	6,541.59	Not applicable	05/31/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 20.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
HMA - Hospital Maria Auxiliadora S.A.	01/07/2025	47,500,000.00	52,388,455.59	Not applicable	09/05/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
HP - Hospital Prontonorte S.A.	07/16/2025	1,159,308.09	1,159,659.94	Not applicable	12/20/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
HP - Hospital Prontonorte S.A.	01/07/2025	70,116,421.96	76,110,419.11	Not applicable	09/13/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
ABPF Oncologia S.A.	08/01/2024	2,007,170.74	2,347,677.58	Not applicable	10/08/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 99.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
GNI12 Empreendimentos Imobiliários Ltda.	12/10/2025	1,477,933.72	0.00	Not applicable	01/09/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 95.00% DI p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
GNI15 Empreendimentos Imobiliários Ltda.	12/10/2025	2,495,371.76	0.00	Not applicable	01/09/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 95.00% DI p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the transaction (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
HME - Hospital de Medicina Especializada S.A.	05/12/2025	15,543,192.52	0.00	Not applicable	09/30/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
CRG - Centro Radiológico do Gama S.A.	05/12/2025	86,962.94	86,994.69	Not applicable	12/20/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Pacífico Holding Imobiliária Hospitalar S.A.	01/30/2025	116,619,963.03	0.00	Not applicable	12/29/2025	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: From 100.00% to 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Pacífico Holding Imobiliária Hospitalar S.A.	07/15/2025	164,553,000.00	172,377,360.41	Not applicable	11/26/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Pacífico Holding Imobiliária Hospitalar S.A.	06/12/2025	91,430,036.95	98,946,299.14	Not applicable	06/12/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 101.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Pacífico Holding Imobiliária Hospitalar S.A.	02/11/2026	6,890,000.00	7,012,112.29	Not applicable	02/06/2028	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Pacífico Holding Imobiliária Hospitalar S.A.	12/30/2025	15,378,048.69	0.00	Not applicable	01/29/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 95.00% DI p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Califórnia Investimentos Imobiliários Ltda.	12/10/2025	643,647.47	0.00	Not applicable	01/09/2026	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Repurchase Transaction
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 95.00% DI p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Clínica Oftalmológica São Lucas Ltda.	12/31/2025	66,393.27	66,393.27	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
ABPF Oncologia S.A.	12/31/2025	399,079.49	399,079.49	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
NAIP Instituição de Pagamento S/A.	12/31/2025	228,979.33	228,979.33	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Vita Clinicas Medicina Especializada Ltda.	12/31/2025	151,057.35	151,057.35	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Swiss Re Corporate Solutions Brasil Seguros S.A.	12/31/2025	122,106.87	122,106.87	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Fleury CPMA	12/31/2025	404,883.58	404,883.58	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Santecorp Holding Ltda.	12/31/2025	93,548.54	93,548.54	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Laboratório Padrão S.A.	12/31/2025	85,089.66	85,089.66	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Pacífico Operações Hospitalares S.A.	12/31/2025	274,142.77	274,142.77	Not applicable	Not stated	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Demand Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Checking account balance as per transactions
Measures taken to deal with conflicts of interest	The firming of Contracts with Bradesco obtained all the necessary internal approvals to mitigate potential conflicts of interest and/or non-market conditions.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The Company’s Management understands that the Transaction observed commutative conditions and was carried out in the best interest of the Company, observing market conditions, best practices of governance, conduct, ethics and transparency, according to the Internal Policy.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Pacífico Operações Hospitalares S.A.	12/08/2025	15,346,342.69	15,490,808.86	Not applicable	12/03/2027	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Pacífico Operações Hospitalares S.A.	03/16/2026	10,683,000.00	10,746,338.58	Not applicable	03/11/2028	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 100% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Elo Serviços S.A.	12/29/2025	5,598,532.39	5,598,629.97	Not applicable	12/21/2027	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 10.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Elo Serviços S.A.	03/23/2026	4,603,884.97	4,603,902.46	Not applicable	03/20/2028	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 2.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

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Table of Contents	11. Transactions with related parties

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Banco John Deere S.A.	03/31/2025	149,999,294.89	0.00	Not applicable	04/01/2025	14.1000
Relationship with the issuer	Affiliated company
Contract Object	Banco Bradesco is the issuer of the repurchase transactions.
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Cash liquidity. Interest Rate: 14.1% p.a.
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

Related party	Date of the operation	Amount involved in the business (Reais)	Existing balance	Amount corresponding to the interest of such party in the business (if it is possible to ascertain)	Term	Interest rate applied (if applicable)
Elo Consultoria e Serviços Ltda.	03/19/2026	1,863,180.65	1,863,181.59	Not applicable	03/20/2028	0.0000
Relationship with the issuer	Affiliated company
Contract Object	Bank Deposit Certificate - CDB
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation	Interest Rate: 2.00% of the CDI
Measures taken to deal with conflicts of interest	The operation followed all the rules established in the Internal Policy, with no conflicts of interest.
Demonstration of the strictly commutative character of the agreed conditions or the appropriate compensatory payment	The operations are negotiated in a commutative manner and under market conditions in force on the date of contracting. In order to obtain isonomic treatment with the other clients, the related parties have the same treatment and operational contracting flow applicable to the other clients of the same size and segment, using the same metrics adopted for these clients, especially in relation to rates, terms and quantities.

11.3 - Other relevant information

There is no other information we deem relevant, other than those listed in item 11.2 of the RF – Reference Form.

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Table of Contents	12. Share capital and securities

12. Share capital and securities

12.1 – Information on share capital

Date of authorization or approval	Value of capital (Reais)	Payment period	Number of common shares (Units)	Number of preferred shares (Units)	Total number of shares (Units)
Type of capital	Issued Capital		5,303,870,781	5,288,141,247	10,595,012,028
03/10/2026	93,770,000,000.00
Type of capital	Subscribed Capital		5,303,870,781	5,288,141,247	10,595,012,028
03/10/2026	93,770,000,000.00
Type of capital	Paid-Up Capital		5,303,870,781	5,288,141,247	10,595,012,028
03/10/2026	93,770,000,000.00

12.2 – Foreign issuers must describe the rights of each class and type of share issued and the rules of their country of origin and the country in which the shares are held with respect to:

Not applicable because Bradesco is not categorized as a foreign issuer.

12.3 – Other securities issued in Brazil

Reason for not completing the chart:

There are no other securities issued in the country.

12.4 – Number of holders of each type of security described in item 12.3, as determined at the end of the previous year

There are no other securities issued in the country.

12.5 – Brazilian markets in which securities are admitted to trading

Our shares (BBDC3 and BBDC4) comprise of Brazil’s main stock indexes, with highlights for IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio that comprises of 50 and 100 shares, respectively, which were selected among the most traded shares on B3, in terms of liquidity), IBrA (Brasil Amplo Index), IFNC (Financial Index), comprised of banks, insurance companies and financial institutions, ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index comprising of the shares of the companies that are part of the IBrX-50 index and that have agreed to take part in this initiative by adopting transparent greenhouse gas emission practices (ICO2) and Mid – Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest cap companies listed). Abroad, Bradesco’s shares are listed in the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets portfolio, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

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12.6 – Information about class and the kinds of securities admitted for trading in foreign markets

ADR – BBD

a)	Country: United States of America
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)
d)	Date of admission for trading: October 1, 2001
e)	Indicate the trading segment, if any: Tier II
f)	Start date of the listing in the trading segment: November 21, 2001
g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 55.6%
h)	The proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each preferred share)
i)	Depositary bank, if any: The Bank of New York Mellon
j)	Custodian institution, if any: Banco Bradesco S.A.

ADR – BBDO

a)	Country: United States of America
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)
d)	Date of admission for trading: March 13, 2012
e)	Indicate the trading segment, if any: Tier II
f)	Start date of the listing in the trading segment: March 13, 2012
g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.70%
h)	Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each common share)
i)	Depositary bank, if any: The Bank of New York Mellon
j)	Custodian institution, if any: Banco Bradesco S.A.

GDR – XBBDC

a)	Country: Spain
b)	Market: Secondary
c)	Entity manager from the market in which securities are admitted for trading: Madrid Stock Exchange
d)	Date of admission for trading: February 16, 2001
e)	Indicate the trading segment, if any: Latibex
f)	Start date of the listing in the trading segment: February 16, 2001

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g)	Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.002%
h)	Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one GDR for each preferred share)
i)	Depositary bank, if any: Iberclear
j)	Custodian institution, if any: CBLC

12.7 – Securities issued abroad

Reason for not completing the chart:

Securities issued abroad by Bradesco Organization are described in item 12.9 of this Form.

12.8 – Use of proceeds from public offerings for distribution and any deviations in the last three fiscal years

a)       how funds from the offering were used

There was no public offering for the distribution of securities in 2025, 2024 and 2023.

b)       if any material deviations occurred between the effective use of funds and the funding proposals disclosed in the respective distribution

There was no public offering for the distribution of securities in 2025, 2024 and 2023.

c)       in case of deviation, explain its reasons

There was no public offering for the distribution of securities in 2025, 2024 and 2023.

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12.9 – Other relevant information

I. GLOBAL MEDIUM-TERM NOTE – 580 Series – US$500,000,000 – due on March 18, 2027

a. identification of the security: GLOBAL MEDIUM-TERM NOTE – 580 Series – England Law

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$500 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$500,000,000.00	January 18, 2022 March 18, 2027 (maturity)	US$500,000,000.00	The securities may only be purchased by qualified institutional investors	Not convertible
  possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to Holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were due at the time. The Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the Notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

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ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective Holders of Notes.

i) Maturity, including the conditions of prepayment

Maturity: March 18, 2027.

Prepayment events (Default):

•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any Debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any Debt; since the amount of the Debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or
•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or
•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the Issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

4.375% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

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iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

None.

•	to the sale of certain assets

The Issuer shall not, without the written consent of the Holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;
•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and
•	the Successor Company should agree expressly to (a) indemnify each Holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright Owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the Holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charges, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

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•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 12.7.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the Holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any Series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of Holders of Notes of any Series, will oblige all Holders of Notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all Holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the Holders of Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

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vii) Other relevant features

Bradesco pioneered in raising US$500 million through a Sustainable Bond on the international market to expand project and asset financing co-related to the following activities/sectors:

a)	Renewable energy;
b)	Energy efficiency;
c)	Clean transport;
d)	Green building;
e)	Sustainable cultures;
f)	Management of water resources;
g)	Pollution control;
h)	Digital inclusion; and
i)	Financial inclusion through loans for micro, small and medium-sized enterprises.

Projects may be eligible to receive resources from this security provided they meet the criteria set forth in our Sustainable Finance Framework.

Any activity, product, project, corporate (including micro, small and medium-sized enterprises) or loans associated with fossil fuels and their operations, child labor and poor working conditions, negative impact activities such as tobacco, firearms, palm oil, arms production or trade, ammunition, radioactive materials, the use of asbestos fibers, tobacco, wastewater from fossil fuel operations and plastic chemical recycling will not be eligible.

The issue followed the criteria set out in the main international references and underwent an independent validation of the operations specialist, Sustainalytics.

The positive impacts generated by this security, in terms of avoided carbon emissions, social and environmental benefits will be monitored and reported annually.

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II. GLOBAL MEDIUM-TERM NOTE – 662 Series – US$1,000,000,000 – due on January 22, 2030

a) identification of the security: GLOBAL MEDIUM-TERM NOTE – 662 Series – England Law

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$750 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$1,000,000,000.00 (1)	January 22, 2025 and March 6, 2025 January 22, 2030 (maturity)	US$750,000,000.00 US$250,000,000.00	The securities may only be purchased by qualified institutional investors	Not convertible

(1) The value in question refers to: (i) January 22, 2025 with fund-raising of US$750,000,000.00 and (ii) reopening on March 6, 2025 with fund-raising of US$250,000,000.00.

h.	possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to Holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were due at the time. The Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) Formula for calculating the redemption value:

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective holders of the Notes.

i) Maturity, including the conditions of prepayment

Maturity: January 22, 2030.

Prepayment events (Default):

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•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or
•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or
•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the Issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

6.500% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

None.

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•	to the sale of certain assets

The Issuer shall not, without the written consent of the holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;
•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and
•	the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant another collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

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•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 12.7.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of holders of Notes of any series, will oblige all holders of the notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

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III. GLOBAL MEDIUM-TERM NOTE – 741 Series – US$750,000,000 – due on January 20, 2031

a) identification of the security: GLOBAL MEDIUM-TERM NOTE – 741 Series – England Law

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$750 million that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$750,000,000.00	January 20, 2026 January 20, 2031 (maturity)	US$750,000,000.00	The securities may only be purchased by qualified institutional investors	Not convertible

i.	possibility of redemption

i) Chance of redemption

Early redemption for taxation reasons

If, in relation to any Series of Notes, as a result of any change or amendment in laws (or in regulations or decrees promulgated under such laws) of Brazil, or when the Issuer is the Bradesco Grand Cayman Branch, of the laws of the Cayman Islands, or any political subdivision or taxing authority in or of Brazil or, as the case may be, on or of the Cayman Islands, that affect taxation, or any change in the official position concerning the application or interpretation of such laws, regulations or decrees (including a decision by competent judgment), alteration or amendment which enters into force on the date of issuance of such Notes, or after such a date, or on any other date that is specified in the Final Terms of the Notes, the Issuer has been or becomes obligated to pay additional amounts beyond the additional amounts which the Issuer would be obligated to pay if the interest payments pursuant to the Notes were subject to withholding or deduction at a rate of 15% as a result of taxes, tariffs and taxes and other governmental charges (“Minimum Level of Retention”). The Issuer may (subject to the prior approval of the Central Bank of Brazil, if applicable), at its option, and having sent notice no less than 45 days in advance and not more than 75 days (that ends, in the case of paid floating rate Notes, in a day that interest should be paid) to Holders of Notes (warning this will be irrevocable), redeem all (but not only) of the open Notes which compose the relevant Series, the early redemption amount (Tribute), together with interest accrued (if any) on the Notes, except, however, that no such notice of redemption may be given before 90 days (or, in the case of paid floating rate Notes, a number of days that is equal to the total number of days that occur within the period of interest then in force applicable more banknotes 75 days) before the first date on which the Issuer would be obligated to pay such additional amounts if a payment in relation to the Notes were due at the time. The Issuer will not hold the right to redeem the Notes case and becomes obligated to pay any additional amounts that are less than the additional amounts payable to the Minimum Level of Retention. Notwithstanding the foregoing, the Issuer will not have the right to redeem the Notes, unless he has taken reasonable steps to avoid the obligation to pay the additional amounts. If he chooses to redeem the notes, the Issuer shall deliver to the Trustee a certificate signed by an authorized officer stating that the Issuer is authorized to redeem the Notes in accordance with their terms, and the opinion of an independent lawyer of known reputation, stating that the Issuer was required or will become obliged to pay an additional amount in addition to the additional amounts that must be paid to the Minimum Level of Retention.

ii) Formula for calculating the redemption value

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the respective holders of the Notes.

i) Maturity, including the conditions of prepayment

Maturity: January 20, 2031.

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Prepayment events (Default):

•	the Issuer fails to pay any amount of principal, in respect of the Notes, within three Working Days of the due date of the payment of such an amount, or fails to pay any amount of interest pertaining to the Notes within ten Working Days of the due date of the payment of such interest; or
•	(a) any debt of the Issuer or any Subsidiary is not paid as it accrues or (as the case may be) within the grace period originally applicable and the non-payment has continued for at least two working days; (b) any such Debt becomes (or may be declared) won and chargeable before its specified due date, in any other way except at the discretion of the Issuer or (as the case may be) of the relevant Subsidiary or (since no event of the default described has occurred) of any person entitled to such Debt; or (c) the Issuer or any Subsidiary fails to pay, when due any amount that is payable by him under the terms of any Guarantee of any debt; since the amount of the debt referred to in subparagraph (a) and/or subparagraph (b) above and/or the amount payable pursuant to any warranty mentioned in subparagraph (c) above, individually or in the aggregate, exceeds US$100,000,000 (or its equivalent in any other currency or currencies); or
•	the Issuer fails to duly perform or observe any other obligation or agreement that is relevant in relation to the Notes of the relevant Series, or any of such covenants or agreements contained in the Trust Deed, the Payment Agent Agreement or in the Notes, and such noncompliance persists for a period of 30 days after they have occurred; or
•	the Issuer (a) is dissolved, (b) suspends the payment of its debts or does not honor or is unable to honor their debts when due, (c) enters, to the extent permitted by applicable law, with a request for self-bankruptcy, proceedings or any other action to get any debt relief under any law affecting creditors’ rights and that is similar to a bankruptcy law or (d) consents by way of reply or otherwise, a petition for bankruptcy started against him or any other spontaneous action or process and such process is not rejected before or within 60 days of its entry; or
•	Banco Bradesco S.A., together with its consolidated subsidiaries, fail to perform all or a substantial part of its business, or are on the verge of doing so, except in the case of such subsidiaries, for the purposes of, and followed by a reconstruction, merger, reorganization, merger or consolidation; or
•	the Issuer or any Relevant Subsidiary is (or is, or might be considered by law or by a court) insolvent or bankrupt or unable to pay their debts or stop, suspend or are on the verge of stopping or suspending the payment of all or a significant part (or of a certain type) of their debts; or
•	any event that occurs in accordance with the laws of Brazil, or, where the Issuer is the Bradesco Grand Cayman Branch, the laws of the Cayman Islands, has an effect analogous to that of the events referred to in paragraph (v) above, occur or cause Banco Bradesco S.A. not to maintain its relevant licenses to operate the Bradesco Grand Cayman Branch.

ii) Interest

5.375% p.a.

iii) Warranty and, if real, description of the asset object

No warranty.

iv) In the absence of any warranty, if the credit is unsecured or subordinate

Unsecured credit.

v) Any restrictions imposed on the issuer in relation

•	to the distribution of dividends

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None.

•	to the sale of certain assets

The Issuer shall not, without the written consent of the holders of two-thirds of the outstanding Notes, perform a consolidation or merger with any other company or dispose of or transfer, in a transaction or series of transactions, all or substantially all of its assets to any other person unless:

•	the company formed by such a consolidation, or with which the Issuer made a merger, or a person who acquires through sale or transfer all or substantially all of the assets of the Issuer (“Successor Company”) is obliged to assume the due and timely payment of the principal and interest on all Notes and all of the Issuer’s other obligations under the Trust Deed of the Payment Agent Agreement and Notes;
•	immediately after the entry into force of such a transaction, no event of default of any Note occurred and persists;
•	after any public announcement of any consolidation, merger, sale or transfer, but in any case, before the completion of such a consolidation, merger, sale or transfer, the Issuer has delivered to the Trustee (a) a certificate signed by two Executive Officers of the Issuer, stating that such a consolidation, merger, sale or transfer is in accordance with this condition and that all the suspense conditions hereof in respect to such a transaction (except the suspense condition laid down in (ii) (above) are met and (b) an opinion of an independent lawyer of known reputation on the relevant legal issues; and
•	the Successor Company should agree expressly to (a) indemnify each holder of a Note or Coupon for any tax, taxation or governmental charge that is subsequently applied to such copyright owner solely as a result of such consolidation, merger, sale or transfer in relation to the payment of the principal of the Notes or (if the Notes are paid) interest on the Notes, and (b) pay any additional amounts as are necessary to ensure that the net amounts received by the holders of Notes (and Coupons, if there are any), after any retention or deduction of any such tax, taxation or other governmental charge, are equal to the respective amounts of principal and (if the Notes are paid) in interest that would have been received in relation to the Notes (and Coupons, if any) if there had not been such a consolidation, merger, sale or transfer.

No Successor Company shall obtain the right to redeem the Notes unless the Issuer had the right to redeem the Notes under similar circumstances.

When a consolidation, merger, sale or transfer in accordance with this condition occurs, the Successor Company should succeed the Issuer and replace it. They may exercise every right and power of the Issuer under the Notes, with the same effect as it would have if the Successor Company had been designated as Issuer of Notes herein.

•	to the hiring of new debt

The Issuer agrees that if any Note or Coupon remains outstanding (as defined in the Trust Deed), it does not create or allow any remaining warranty and will not allow any Relevant Subsidiary to create or allow any remaining warranty on all or any part of its assets, current or future, to ensure (i) any of its Public External Debt; (ii) any warranties concerning Public External Debt; or (iii) Public External Debt or any warranties relating to Public External Debt of any other person without, in any case, at the same time or before that. It must be ensured that the Notes are equal and proportional to the satisfaction of the Trustee or grant another collateral for the Notes as it must be approved by Special Resolution of the Holders of most of the principal of the outstanding Notes. Nothing here will prevent or prohibit the Issuer from expressly granting any sureties without a warranty or without guarantees of any kind. This includes contractual guarantees at the request of, or on behalf of, their clients in favor of third parties as part of the normal course of the Issuer’s business.

•	to the issue of new securities

None.

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•	to the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 12.7.i.v (disposal of certain assets) of this Reference Form.

vi) Conditions for the modification of the rights that are secured by such securities

Meetings between the holders of securities, modification, waiver and substitution

The Trust Deed contains provisions (which shall be effective as if they were incorporated here) that establish the convocation of meetings between the Holders of Notes of any series to discuss any matter affecting their interests, including (without constituting limitation) the modification of the terms and conditions of the Notes or the Trust Deed. A Special Resolution, passed at any meeting of holders of Notes of any series, will oblige all holders of the notes of such a Series, whether they are present in the Shareholders’ Meeting or not, and all holders of Coupons that relate to Notes in such Series.

The Trustee may agree, without the consent of the Holders of Notes or Coupons (if any) of any Series, with any modification (subject to certain exceptions) to, or waiver of, or authorization of any breach, or violation of any terms or conditions of the proposed banknotes, or of any of the provisions of the Trust Deed which, according to the opinion of the Trustee, are not substantially detrimental to the interests of the Holders of such Notes or Coupons, or any modification of a formal nature, minor or technical, or that is made to correct a manifest error. The Trustee may also determine that any event that would constitute, or that otherwise would constitute, a default event shall not constitute such a default event, since, in the opinion of the Trustee, such an event will not significantly harm the interests of the holders of the Notes or Coupons, if any, of the relevant Series. Any such modification, waiver, release or determination will require the Holders of Notes and Coupons (if any) of the relevant Series (unless otherwise agreed by the Trustee) and any such modification must be reported to the Holders as soon as possible.

vii) Other relevant features

All relevant features are described above.

Conversion of the total nominal value of securities issued abroad:

Security value		Amount in US$	Amount in Reais	Date of Quotation	Dollar (sale)
I	Global Medium - Term Note – 580 Series	500,000,000.00	2,760,650,000.00	1/18/2022	5.5213
II	Global Medium - Term Note – 662 Series	750,000,000.00	4,475,550,000.00	1/22/2025	5.9674
		250,000,000.00	1,437,225,000.00	3/6/2025	5.7489
III	Global Medium – Term Note – 741 Series	750,000,000.00	4,034,250,000.00	1/20/2026	5.379

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13. Identification of the individuals responsible for the Form

13.1 Identification

Name of the person in charge of the form’s contents: Marcelo de Araújo Noronha

Position: Chief Executive Officer

Name of the person in charge of the form’s contents: André Costa Carvalho

Position: Investor Relations Officer

The aforementioned Officers hereby state:

a)	to have revised the reference form of Banco Bradesco S.A. – “Bradesco”, “Company”, “Organization”, or “Corporation”;
b)	that all information contained in the form meets the provisions of CVM (Securities and Exchange Commission) Resolution No. 80, particularly those set out in articles 15 to 20; and
c)	that the set of information contained therein is a true, accurate, and complete description of the issuer’s activities and of the risks inherent to its activities.

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13.1 – CEO’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 29, 2026.

I, Marcelo de Araújo Noronha – CEO of Banco Bradesco S.A., declare that:

1.	I have reviewed Banco Bradesco S.A.’s annual reference form for 2025;
2.	All of the information in the form complies with the CVM Resolution No. 80 in particular with articles 15 to 20; and
3.	The information herein provides a true, accurate and complete picture of the issuer’s economic and financial situation and the risks inherent in its activities and the securities issued by the issuer.

Marcelo de Araújo Noronha

CEO

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13.1 – Investor Relations Officer’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 29, 2026.

I, André Costa Carvalho – Market Relations Officer and Investor Relations Officer of Banco Bradesco S.A., declare that:

1.	I have reviewed Banco Bradesco S.A.’s annual reference form for 2025;
2.	All of the information in the form complies with the CVM Resolution No. 80 in particular with articles 15 to 20; and
3.	The information herein provides a true, accurate and complete picture of the issuer’s economic and financial situation and the risks inherent to its activities and the securities issued by the issuer.

André Costa Carvalho

Officer and Investor Relations Officer

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13.2 – Individual declaration of the new occupant of the position of CEO or Investor Relations Officer, duly signed, attesting that:

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 29, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.